ANNUAL REPORT

| MetLife, Inc. 2014

CHAIRMAN’S LETTER

“Today, we are one of the world’s most broadly diversified life insurance companies — by geography, by product, and by distribution channel.”

To My Fellow Shareholders:

One of the great strengths of MetLife’s business is diversification. Today, we are one of the world’s most broadly diversified life insurance companies — by geography, by product, and by distribution channel. What this means in practice is that softness in one part of our business is often offset by strength in another, resulting in overall performance that is more even than if our business were highly concentrated.

The benefits of geographic diversification were clearly evident in 2014. While economic growth in various parts of the world suffered, a relatively healthy U.S. economy helped lift MetLife’s business results in our largest market. The benefits of product diversification were also evident last year as soft underwriting margins were offset by better-than-expected investment spreads and favorable equity markets.

The strength of our business model enabled MetLife to generate full-year 2014 operating earnings of $6.6 billion, a 5 percent increase over 2013, and operating earnings per share of $5.74, up 2 percent from the prior-year period. Our operating return on equity (ROE) for all of 2014 was 12 percent, the second year in a row that we achieved an operating ROE at the low end of our 2016 target range of 12 percent to 14 percent.[1]

Multi-Year Performance

As pleased as we are with MetLife’s 2014 performance, the success of a long-term business should be gauged over a multi-year period. Here too MetLife is performing well.

From 2011, when I became CEO, through 2014, the company’s operating earnings grew at a compound annual rate of 12.1 percent. Over the same period, operating earnings per share (EPS) grew at a compound annual rate of 9.6 percent. In addition, since the introduction of MetLife’s corporate strategy in 2012, the company’s operating ROE has averaged 11.8 percent, only slightly below the bottom of our 2016 target range. I am not attributing all of the company’s recent performance to our strategy work — in the life insurance business, profits emerge slowly over time — but I am confident that our decisions have improved risk-adjusted returns to shareholders.

Delivering close to double-digit operating EPS growth and a 12 percent operating ROE during the past three years is especially noteworthy given that the 10-year Treasury yield has averaged 2.2 percent since the summer of 2011 and our capital management actions have been conservative due to regulatory uncertainty.

A Commitment to Cash Flow

I am less satisfied with MetLife’s level of free cash flow generation, which is the most important business metric in determining the company’s ability to

[1]     “Operating ROE” refers to operating return on equity excluding accumulated other comprehensive income other than foreign currency translation adjustments. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP and Other Financial Disclosures” for this and other non-GAAP definitions and reconciliations.

Earnings Growth 2011-2014 • 12.1 percent in Operating Earnings • 9.6 percent in Operating Earnings Per Share

MetLife 2014 Annual Report	i

CHAIRMAN’S LETTER

Expense Reductions • $600 million in net saves in 2014 • On track for $1 billion in gross saves in 2015 return capital to shareholders. While the ratio of free cash flow to operating earnings has shown improvement, reaching 44 percent in 2014, it is still below the level we think is necessary to maximize shareholder value. We are striving to increase the amount of cash generated by the business and believe that our target of 45 percent to 55 percent for 2015 to 2017 is achievable, assuming we have a reasonable regulatory environment and gradually rising interest rates.

Over time, the performance of life insurance stocks has become more closely correlated with the ratio of free cash flow to operating earnings. Since the financial crisis, investors have shown increasing skepticism toward reported earnings for life insurers. Unlike metrics whose correlation to stock price performance can vary based on the macro environment and investor sentiment, nothing is more fundamental than cash. Growing free cash flow by investing capital at attractive risk-adjusted returns is the surest way to maximize shareholder value over time. That is why free cash flow generation has become an enterprisewide imperative at MetLife and will be informing all of our major business decisions in the months and years ahead.

“Nothing is more fundamental than cash. ... That is why free cash flow generation has become an enterprisewide imperative at MetLife and will be informing all of our major business decisions in the months and years ahead.”

Strategy Highlights

Helping to drive MetLife’s success in 2014 was the notable progress we made on the company’s strategic initiatives.

We are pleased to have reached our goal of $600 million in net expense saves ahead of schedule, and we remain on track to achieve $1 billion in gross expense saves by the end of 2015. Both parts of this strategic initiative are important — delivering cost savings that fall to the bottom line, and reinvesting in the business to drive future growth. We will continue to invest a significant portion of our reinvestment dollars in technology improvements that make it easier to do business with MetLife.

Managing the amount of risk we take on is another critical element in MetLife’s business strategy. From a high of $28.4 billion in 2011, MetLife reduced sales of variable annuities (VAs) to $6.3 billion in 2014. We believe our strategic initiative to Refocus the U.S. Business is essentially complete, and in 2015 we are looking to resume growth in our annuity business through a range of products. For example, our new guaranteed minimum withdrawal benefit VA, “FlexChoice,” has a better risk profile while still offering customers a competitive benefit. We believe the design of the new product will contribute to a more than 50 percent increase in total annuity sales in 2015.

Even with a rebound in annuity sales, we anticipate that VA risk will moderate over time. We continue to emphasize growth in less capital-intensive protection products, and expect the related businesses to grow at a faster rate

ii	MetLife 2014 Annual Report

CHAIRMAN’S LETTER

than Retail Annuities. As a result, the demands that the annuity business places on our overall capital base should go down over time.

Much of our anticipated growth in protection-oriented products will take place outside of the United States, consistent with MetLife’s strategic initiative to Grow Emerging Markets. MetLife’s emerging market sales grew by a healthy 24 percent in 2014, or 14 percent excluding a large Mexico group contract. We believe emerging markets will remain a growth engine for the company over the longer term, even as a strong dollar dampens the earnings contribution from non-U.S. markets in the near term.

Returning Capital

MetLife’s strong business performance has allowed the company to significantly increase the amount of capital it returns to shareholders.

MetLife increased its quarterly dividend payment to common shareholders by 27 percent in 2014, on top of a 49 percent increase in 2013. The current annual dividend is $1.40 per common share, up from 74 cents in 2012.

MetLife also announced $2 billion in share buybacks in 2014, our first since the financial crisis in 2008. MetLife announced an initial $1 billion in share buybacks in June of 2014, which we completed before year-end. In December, we announced an additional $1 billion in share buybacks for 2015. As a result of weakness in MetLife’s stock price in the early part of this year, we aggressively repurchased shares, and our second $1 billion program is nearly complete.

We believe it is prudent to hold an elevated amount of capital until there is greater clarity on the prudential standards that will apply to MetLife. As of year-end 2014, MetLife held $6.1 billion in cash and liquid assets at its holding companies.

Interest Rates and Return on Equity

Low interest rates continue to be a headwind for the life insurance industry. In our view, the current rate environment is largely explained by unprecedented market intervention from central banks and a sluggish global economy. Over the long term, we believe the 10-year Treasury yield should be 4.0–4.5 percent based on the Federal Reserve’s 2 percent inflation target and expectations for long-term economic growth. We assume the 10-year Treasury yield normalizes by year-end 2017, but also see risk of a lower-for-longer environment for interest rates.

MetLife’s strategy of shifting our product mix toward less interest-sensitive products has helped mitigate the impact of a low-rate scenario. However, if interest rates remain low indefinitely, it would likely be difficult to sustain our 2014 operating ROE of 12 percent over the long term. This is not a MetLife-specific challenge. Maintaining current return targets in a long-term low rate scenario would likely be a challenge for most businesses, particularly those in the financial services industry.

Fortunately, absolute returns do not tell the whole story. It is also important to consider relative returns. If interest rates remain low indefinitely, there would likely be a downward reset in return expectations across all asset classes.

Capital Returns in 2014 • 27 percent dividend increase • $2 billion in share buybacks announced

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CHAIRMAN’S LETTER

“In addition to a solid performance relative to the risk-free rate, the quality of the company’s operating ROE has improved....”

Because equity returns are measured against the risk-free rate, the spread between MetLife’s operating ROE and the 10-year Treasury yield is a key metric. For example, if investors consider a 12 percent operating ROE acceptable when the risk-free rate is 4 percent, they should consider a 10 percent operating ROE acceptable when the risk-free rate is 2 percent. In each case the spread over the risk-free rate is an identical 800 basis points. On this basis, there is reason to be optimistic about MetLife’s prospects even if interest rates stay low.

If you look at the spread between MetLife’s operating ROE and the 10-year Treasury yield going back to 2000, the year we went public, you can see that the company’s recent performance has been comparatively strong (see chart, p. iv). During the past three years, from 2012 to 2014, the spread between MetLife’s operating ROE and the 10-year Treasury yield has averaged 960 basis points, close to pre-financial crisis levels.

In addition to a solid performance relative to the risk free rate, the quality of the company’s operating ROE has improved — largely due to lower leverage and de-risking in the U.S. business. MetLife also has a better business mix as a result of our 2010 acquisition of Alico and our strategy of focusing on the sale of less capital-intensive protection-oriented products. This favorable shift in the company’s product mix should continue to improve our operating ROE relative to the risk-free rate and reduce our cost of equity capital over time.

Operating ROE[1] Spread over 10-Year Treasury Yield[2]

Returns relative to risk-free rate are near pre-crisis levels

1 Excludes accumulated other comprehensive income other than foreign currency translation adjustments.

2 10-year Treasury yield is average in each period. Historical reported results for the years 2000 through 2007 have not been modified for current period events such as the adoption of new accounting pronouncements and subsequent events, including acquisitions and dispositions, discontinued operations and divested business.

Regulatory Matters

As is well known by now, MetLife has filed a legal challenge to its designation as a Systemically Important Financial Institution by the Financial Stability Oversight Council (FSOC).

iv	MetLife 2014 Annual Report

CHAIRMAN’S LETTER

“We believe we have a strong legal case to present to the court and look forward to its eventual decision.”

When we filed the challenge in January, I said we had hoped to avoid litigation in light of the substantial and compelling evidence we presented to FSOC demonstrating that MetLife is not systemically important. The Dodd-Frank Act is clear that size alone does not make a company systemic. We believe we have a strong legal case to present to the court and look forward to its eventual decision.

As a former regulator, I want to emphasize that MetLife has always supported appropriate regulation of the life insurance industry and has operated under a stringent state regulatory system for decades. However, adding a new federal standard for just the largest life insurers while retaining a different standard for everyone else will harm competition and drive up the cost of financial protection without making the financial system safer.

We believe the government should preserve a level playing field in the life insurance industry. If additional regulation is necessary, the government has a superior tool at its disposal — an approach that focuses on potentially systemic activities regardless of the size of the firm. FSOC has already embraced this activities-based approach for the asset management industry.

Litigation takes time to resolve, and in the meantime, the Federal Reserve is now one of MetLife’s regulators. We are cooperating fully with representatives from the Federal Reserve Bank of New York as they carry out their supervisory duties. At the same time, we continue to discuss with regulators and lawmakers in Washington the need for capital rules that reflect the business of insurance. With the enactment of the Insurance Capital Standards Clarification Act in December of 2014, the Federal Reserve now has the flexibility it needs to appropriately tailor capital rules for life insurers.

Conclusion

MetLife is committed to creating long-term value for shareholders. Since 2011, we have made progress on this commitment by growing operating earnings per share at close to a double digit rate and improving operating ROE from 10 percent to 12 percent. Also, we are beginning to see better free cash flow performance, as the ratio of free cash flow to operating earnings improved to 44 percent in 2014. Finally, the improvement in earnings, operating ROE and cash flow has occurred while we have continued to reduce the level of risk in the business.

On behalf of MetLife’s Board of Directors, management, associates and advisors, I want to say thank you for the trust you have placed in us to run your company. We will continue to strive every day to earn it.

Sincerely,

Steven A. Kandarian

Chairman of the Board, President and Chief Executive Officer

MetLife, Inc.

March 12, 2015

MetLife 2014 Annual Report	v

As used in this Annual Report, “MetLife,” the “Company,” “we,” “our” and “us” refer to MetLife, Inc., a Delaware corporation incorporated in 1999, its subsidiaries and affiliates.

Note Regarding Forward-Looking Statements

This Annual Report, including Management’s Discussion and Analysis of Financial Condition and Results of Operations, may contain or incorporate by reference information that includes or is based upon forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements give expectations or forecasts of future events. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning, or are tied to future periods, in connection with a discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective services or products, future performance or results of current and anticipated services or products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, trends in operations and financial results.

Any or all forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Many such factors will be important in determining the actual future results of MetLife, Inc., its subsidiaries and affiliates. These statements are based on current expectations and the current economic environment. They involve a number of risks and uncertainties that are difficult to predict. These statements are not guarantees of future performance. Actual results could differ materially from those expressed or implied in the forward-looking statements. Risks, uncertainties, and other factors that might cause such differences include the risks, uncertainties and other factors identified in MetLife, Inc.’s filings with the U.S. Securities and Exchange Commission. These factors include: (1) difficult conditions in the global capital markets; (2) increased volatility and disruption of the capital and credit markets, which may affect our ability to meet liquidity needs and access capital, including through our credit facilities, generate fee income and market-related revenue and finance statutory reserve requirements and may require us to pledge collateral or make payments related to declines in value of specified assets, including assets supporting risks ceded to certain of our captive reinsurers or hedging arrangements associated with those risks; (3) exposure to financial and capital market risks, including as a result of the disruption in Europe and possible withdrawal of one or more countries from the Euro zone; (4) impact of comprehensive financial services regulation reform on us, as a non-bank systemically important financial institution, or otherwise; (5) numerous rulemaking initiatives required or permitted by the Dodd-Frank Wall Street Reform and Consumer Protection Act which may impact how we conduct our business, including those compelling the liquidation of certain financial institutions; (6) regulatory, legislative or tax changes relating to our insurance, international, or other operations that may affect the cost of, or demand for, our products or services, or increase the cost or administrative burdens of providing benefits to employees; (7) adverse results or other consequences from litigation, arbitration or regulatory investigations; (8) potential liquidity and other risks resulting from our participation in a securities lending program and other transactions; (9) investment losses and defaults, and changes to investment valuations; (10) changes in assumptions related to investment valuations, deferred policy acquisition costs, deferred sales inducements, value of business acquired or goodwill; (11) impairments of goodwill and realized losses or market value impairments to illiquid assets; (12) defaults on our mortgage loans; (13) the defaults or deteriorating credit of other financial institutions that could adversely affect us; (14) economic, political, legal, currency and other risks relating to our international operations, including with respect to fluctuations of exchange rates; (15) downgrades in our claims paying ability, financial strength or credit ratings; (16) a deterioration in the experience of the “closed block” established in connection with the reorganization of Metropolitan Life Insurance Company; (17) availability and effectiveness of reinsurance or indemnification arrangements, as well as any default or failure of counterparties to perform; (18) differences between actual claims experience and underwriting and reserving assumptions; (19) ineffectiveness of risk management policies and procedures; (20) catastrophe losses; (21) increasing cost and limited market capacity for statutory life insurance reserve financings; (22) heightened competition, including with respect to pricing, entry of new competitors, consolidation of distributors, the development of new products by new and existing competitors, and for personnel; (23) exposure to losses related to variable annuity guarantee benefits, including from significant and sustained downturns or extreme volatility in equity markets, reduced interest rates, unanticipated policyholder behavior, mortality or longevity, and the adjustment for nonperformance risk; (24) our ability to address difficulties, unforeseen liabilities, asset impairments, or rating agency actions arising from business acquisitions, including our acquisition of American Life Insurance Company and Delaware American Life Insurance Company, and integrating and managing the growth of such acquired businesses, or arising from dispositions of businesses or legal entity reorganizations; (25) regulatory and other restrictions affecting MetLife, Inc.’s ability to pay dividends and repurchase common stock; (26) MetLife, Inc.’s primary reliance, as a holding company, on dividends from its subsidiaries to meet debt payment obligations and the applicable regulatory restrictions on the ability of the subsidiaries to pay such dividends; (27) the possibility that MetLife, Inc.’s Board of Directors may influence the outcome of stockholder votes through the voting provisions of the MetLife Policyholder Trust; (28) changes in accounting standards, practices and/or policies; (29) increased expenses relating to pension and postretirement benefit plans, as well as health care and other employee benefits; (30) inability to protect our intellectual property rights or claims of infringement of the intellectual property rights of others; (31) inability to attract and retain sales representatives; (32) provisions of laws and our incorporation documents may delay, deter or prevent takeovers and corporate combinations involving MetLife; (33) the effects of business disruption or economic contraction due to disasters such as terrorist attacks, cyberattacks, other hostilities, or natural catastrophes, including any related impact on the value of our investment portfolio, our disaster recovery systems, cyber- or other information security systems and management continuity planning; (34) the effectiveness of our programs and practices in avoiding giving our associates incentives to take excessive risks; and (35) other risks and uncertainties described from time to time in MetLife, Inc.’s filings with the U.S. Securities and Exchange Commission.

MetLife, Inc. does not undertake any obligation to publicly correct or update any forward-looking statement if MetLife, Inc. later becomes aware that such statement is not likely to be achieved. Please consult any further disclosures MetLife, Inc. makes on related subjects in reports to the U.S. Securities and Exchange Commission.

MetLife, Inc.	1

Selected Financial Data

The following selected financial data has been derived from the Company’s audited consolidated financial statements. The statement of operations data for the years ended December 31, 2014, 2013 and 2012, and the balance sheet data at December 31, 2014 and 2013 have been derived from the Company’s audited consolidated financial statements included elsewhere herein. The statement of operations data for the years ended December 31, 2011 and 2010, and the balance sheet data at December 31, 2012, 2011 and 2010 have been derived from the Company’s audited consolidated financial statements not included herein. The selected financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements and related notes included elsewhere herein.

	Years Ended December 31,
	2014	2013	2012	2011	2010
	(In millions, except per share data)

Statement of Operations Data (1)

Revenues

Premiums	$39,067	$37,674	$37,975	$36,361	$27,071

Universal life and investment-type product policy fees	9,946	9,451	8,556	7,806	6,028

Net investment income	21,153	22,232	21,984	19,585	17,493

Other revenues	2,030	1,920	1,906	2,532	2,328

Net investment gains (losses)	(197)	161	(352)	(867)	(408)

Net derivative gains (losses)	1,317	(3,239)	(1,919)	4,824	(265)

Total revenues	73,316	68,199	68,150	70,241	52,247

Expenses

Policyholder benefits and claims	39,102	38,107	37,987	35,471	29,187

Interest credited to policyholder account balances	6,943	8,179	7,729	5,603	4,919

Policyholder dividends	1,376	1,259	1,369	1,446	1,485

Goodwill impairment	—	—	1,868	—	—

Other expenses	17,091	16,602	17,755	18,537	12,927

Total expenses	64,512	64,147	66,708	61,057	48,518

Income (loss) from continuing operations before provision for income tax	8,804	4,052	1,442	9,184	3,729

Provision for income tax expense (benefit)	2,465	661	128	2,793	1,110

Income (loss) from continuing operations, net of income tax	6,339	3,391	1,314	6,391	2,619

Income (loss) from discontinued operations, net of income tax	(3)	2	48	24	44

Net income (loss)	6,336	3,393	1,362	6,415	2,663

Less: Net income (loss) attributable to noncontrolling interests	27	25	38	(8)	(4)

Net income (loss) attributable to MetLife, Inc.	6,309	3,368	1,324	6,423	2,667

Less: Preferred stock dividends	122	122	122	122	122

Preferred stock redemption premium	—	—	—	146	—

Net income (loss) available to MetLife, Inc.’s common shareholders	$6,187	$3,246	$1,202	$6,155	$2,545

EPS Data (1), (2)
Income (loss) from continuing operations, net of income tax, available to MetLife, Inc.’s common shareholders per common share:

Basic	$5.48	$2.94	$1.08	$5.79	$2.83

Diluted	$5.42	$2.91	$1.08	$5.74	$2.81
Income (loss) from discontinued operations, net of income tax, per common share:

Basic	$—	$—	$0.04	$0.02	$0.05

Diluted	$—	$—	$0.04	$0.02	$0.05
Net income (loss) available to MetLife, Inc.’s common shareholders per common share:

Basic	$5.48	$2.94	$1.12	$5.81	$2.88

Diluted	$5.42	$2.91	$1.12	$5.76	$2.86

Cash dividends declared per common share	$1.33	$1.01	$0.74	$0.74	$0.74

2	MetLife, Inc.

	December 31,
	2014	2013	2012	2011	2010
	(In millions)

Balance Sheet Data (1)

Separate account assets	$316,994	$317,201	$235,393	$203,023	$183,138

Total assets	$902,337	$885,296	$836,781	$796,226	$728,249

Policyholder liabilities and other policy-related balances (3)	$417,141	$418,487	$438,191	$421,267	$399,135

Short-term debt	$100	$175	$100	$686	$306

Long-term debt	$16,286	$18,653	$19,062	$23,692	$27,586

Collateral financing arrangements	$4,196	$4,196	$4,196	$4,647	$5,297

Junior subordinated debt securities	$3,193	$3,193	$3,192	$3,192	$3,191

Separate account liabilities	$316,994	$317,201	$235,393	$203,023	$183,138

Accumulated other comprehensive income (loss)	$10,649	$5,104	$11,397	$6,083	$1,145

Total MetLife, Inc.’s stockholders’ equity	$72,053	$61,553	$64,453	$57,519	$46,853

Noncontrolling interests	$507	$543	$384	$370	$365

	Years Ended December 31,
	2014	2013	2012	2011	2010
Other Data (1), (4)

Return on MetLife, Inc.’s common stockholders’ equity	9.4%	5.4%	2.0%	12.2%	6.9%

Return on MetLife, Inc.’s common stockholders’ equity, excluding accumulated other comprehensive income (loss)	10.9%	6.2%	2.4%	13.2%	7.0%

(1)

On November 1, 2010, MetLife, Inc. acquired American Life Insurance Company (“American Life”) and Delaware American Life Insurance Company (“DelAm”) (collectively, “ALICO”). Results of such acquisition are reflected in the selected financial data since the acquisition date.

(2)

For the years ended December 31, 2012 and 2010, all shares related to the assumed issuance of shares in settlement of the applicable purchase contracts have been excluded from the calculation of diluted earnings per common share, as these assumed shares are anti-dilutive.

(3)

Policyholder liabilities and other policy-related balances include future policy benefits, policyholder account balances (“PABs”), other policy-related balances, policyholder dividends payable and the policyholder dividend obligation.

(4)	Return on MetLife, Inc.’s common stockholders’ equity is defined as net income (loss) available to MetLife, Inc.’s common shareholders divided by MetLife, Inc.’s average common stockholders’ equity.

Business

MetLife has grown to become a global provider of life insurance, annuities, employee benefits and asset management. Through our subsidiaries and affiliates, we hold leading market positions in the United States, Japan, Latin America, Asia, Europe and the Middle East. Over the past several years, we have grown our core businesses, as well as successfully executed on our growth strategy. This has included completing a number of transactions that have resulted in the acquisition and, in some cases, divestiture of certain businesses while also further strengthening our balance sheet to position MetLife for continued growth.

MetLife is organized into six segments, reflecting three broad geographic regions: Retail; Group, Voluntary & Worksite Benefits; Corporate Benefit Funding; and Latin America (collectively, the “Americas”); Asia; and Europe, the Middle East and Africa (“EMEA”). In addition, the Company reports certain of its results of operations in Corporate & Other, which includes MetLife Home Loans LLC (“MLHL”), the surviving, non-bank entity of the merger of MetLife Bank, National Association (“MetLife Bank”) with and into MLHL, and other business activities. Management continues to evaluate the Company’s segment performance and allocated resources and may adjust related measurements in the future to better reflect segment profitability. See “Business — Segments and Corporate & Other” in MetLife’s Annual Report on Form 10-K for the year ended December 31, 2014 (the “2014 Form 10-K”), “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Executive Summary — Consolidated Company Outlook” and Note 2 of the Notes to the Consolidated Financial Statements for further information on the Company’s segments and Corporate & Other.

In November 2014, MetLife Insurance Company of Connecticut (“MICC”), a wholly-owned subsidiary of MetLife, Inc., re-domesticated from Connecticut to Delaware, changed its name to MetLife Insurance Company USA and merged with its subsidiary, MetLife Investors USA Insurance Company (“MLI-USA”), and its affiliate, MetLife Investors Insurance Company (“MLIIC”), each a U.S. insurance company that issued variable annuity products in addition to other products, and Exeter Reassurance Company, Ltd. (“Exeter”), a former offshore, reinsurance subsidiary of MetLife, Inc. and affiliate of MICC that mainly reinsured guarantees associated with variable annuity products (the “Mergers”). The surviving entity of the Mergers was MetLife Insurance Company USA (“MetLife USA”). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Executive Summary — Other Key Information — Significant Events” for further information on the Mergers.

MetLife, Inc.	3

In the first quarter of 2014, the Company entered into a definitive agreement to sell its wholly-owned subsidiary, MetLife Assurance Limited (“MAL”). The sale of MAL was completed in May 2014. As a result, the operations of MAL have been classified as divested business for all periods presented. See Note 3 of the Notes to the Consolidated Financial Statements.

In the fourth quarter of 2013, MetLife, Inc. completed its acquisition of Administradora de Fondos de Pensiones Provida S.A. (“ProVida”), the largest private pension fund administrator in Chile based on assets under management and number of pension fund contributors. The acquisition of ProVida supports the Company’s growth strategy in emerging markets and further strengthens the Company’s overall position in Chile. See Note 3 of the Notes to the Consolidated Financial Statements.

Certain international subsidiaries have a fiscal year cutoff of November 30th. Accordingly, the Company’s consolidated financial statements reflect the assets and liabilities of such subsidiaries as of November 30, 2014 and 2013 and the operating results of such subsidiaries for the years ended November 30, 2014, 2013 and 2012. The Company is in the process of converting to calendar year reporting for these subsidiaries. We expect to substantially complete these conversions by 2016. The impact of the conversions on our financial statements to date has been de minimis and, therefore, has been reported in net income in the quarter of conversion.

In the U.S., we provide a variety of insurance and financial services products, including life, dental, disability, property & casualty, guaranteed interest, stable value and annuities, through both proprietary and independent retail distribution channels, as well as at the workplace.

Outside the U.S., we provide life, medical, dental, credit and other accident & health insurance, as well as annuities, endowment and retirement & savings products to both individuals and groups. We believe these businesses will continue to grow more quickly than our U.S. businesses.

In the Americas, excluding Latin America, we market our products and services through various distribution channels. Our retail life, disability and annuities products targeted to individuals are sold via sales forces, comprised of MetLife employees, as well as third-party organizations. Our group and corporate benefit funding products are sold via sales forces primarily comprised of MetLife employees. Personal lines property & casualty insurance products are directly marketed to employees at their employer’s worksite. Personal lines property & casualty insurance products are also marketed and sold to individuals by independent agents, property & casualty specialists through a direct marketing channel, and via sales forces comprised of MetLife employees. MetLife sales employees work with all distribution channels to better reach and service customers, brokers, consultants and other intermediaries.

In Asia, Latin America, and EMEA, we market our products and services through a multi-distribution strategy which varies by geographic region and stage of market development. The various distribution channels include: career agency, bancassurance, direct marketing, brokerage, other third-party distribution, and e-commerce. In developing countries, the career agency channel covers the needs of the emerging middle class with primarily traditional products (e.g., whole life, term, endowment and accident & health). In more developed and mature markets, career agents, while continuing to serve their existing customers to keep pace with their developing financial needs, also target upper middle class and mass affluent customer bases with a more sophisticated product set including more investment-sensitive products, such as universal life insurance, unit-linked life insurance, mutual funds and single premium deposit insurance. In the bancassurance channel, we have leveraged partnerships and developed extensive and far reaching capabilities in all regions. Our direct marketing operations, the largest of which is in Japan, deploy both broadcast marketing approaches (e.g. direct response TV, web-based lead generation) and traditional direct marketing techniques such as inbound and outbound telemarketing.

Revenues derived from any customer did not exceed 10% of consolidated premiums, universal life and investment-type product policy fees and other revenues for the years ended December 31, 2014, 2013 and 2012. Financial information, including revenues, expenses, operating earnings, and total assets by segment, as well as premiums, universal life and investment-type product policy fees and other revenues by major product groups, is provided in Note 2 of the Notes to the Consolidated Financial Statements. Operating revenues and operating earnings are performance measures that are not based on accounting principles generally accepted in the United States of America (“GAAP”). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP and Other Financial Disclosures” for definitions of such measures.

In the U.S., our life insurance companies are regulated primarily at the state level, with some products and services also subject to federal regulation. In addition, MetLife, Inc. and its U.S. insurance subsidiaries are subject to regulation under the insurance holding company laws of various U.S. jurisdictions. As a non-bank systemically important financial institution (“non-bank SIFI”), MetLife, Inc. is also subject to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) and the Federal Reserve Bank of New York (collectively, with the Federal Reserve Board, the “Federal Reserve”). Furthermore, some of MetLife’s operations, products and services are subject to consumer protection laws, securities, broker-dealer and investment adviser regulations, environmental and unclaimed property laws and regulations, and to the Employee Retirement Income Security Act of 1974. See “Business — Regulation — U.S. Regulation” in the 2014 Form 10-K.

Our international insurance operations are principally regulated by insurance regulatory authorities in the jurisdictions in which they are located or operate. In addition, our investment and pension companies outside of the U.S. are subject to oversight by the relevant securities, pension and other authorities of the countries in which the companies operate. Our non-U.S. insurance businesses are also subject to current and developing solvency regimes which impose various capital and other requirements. As a global systemically important insurer (“G-SII”), MetLife, Inc. may also become subject to additional capital requirements. See “Business — Regulation — International Regulation” in the 2014 Form 10-K.

4	MetLife, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Index to Management’s Discussion and Analysis of Financial Condition and Results of Operations

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Forward-Looking Statements and Other Financial Information

For purposes of this discussion, “MetLife,” the “Company,” “we,” “our” and “us” refer to MetLife, Inc., a Delaware corporation incorporated in 1999, its subsidiaries and affiliates. Following this summary is a discussion addressing the consolidated results of operations and financial condition of the Company for the periods indicated. This discussion should be read in conjunction with “Note Regarding Forward-Looking Statements,” “Selected Financial Data,” “Quantitative and Qualitative Disclosures About Market Risk” and the Company’s consolidated financial statements included elsewhere herein, and “Risk Factors” included in the 2014 Form 10-K.

This Management’s Discussion and Analysis of Financial Condition and Results of Operations may contain or incorporate by reference information that includes or is based upon forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements give expectations or forecasts of future events. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning, or are tied to future periods, in connection with a discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective services or products, future performance or results of current and anticipated services or products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, trends in operations and financial results. Any or all forward-looking statements may turn out to be wrong. Actual results could differ materially from those expressed or implied in the forward-looking statements. See “Note Regarding Forward-Looking Statements.”

This Management’s Discussion and Analysis of Financial Condition and Results of Operations includes references to our performance measures, operating earnings and operating earnings available to common shareholders, that are not based on GAAP. Operating earnings is the measure of segment profit or loss we use to evaluate segment performance and allocate resources. Consistent with GAAP guidance for segment reporting, operating earnings is our measure of segment performance. Operating earnings is also a measure by which senior management’s and many other employees’ performance is evaluated for the purposes of determining their compensation under applicable compensation plans. See “— Non-GAAP and Other Financial Disclosures” for definitions of these and other measures.

Executive Summary

Overview

MetLife is a global provider of life insurance, annuities, employee benefits and asset management. MetLife is organized into six segments, reflecting three broad geographic regions: Retail; Group, Voluntary & Worksite Benefits; Corporate Benefit Funding; and Latin America (collectively, the “Americas”); Asia; and EMEA. In addition, the Company reports certain of its results of operations in Corporate & Other, which includes MLHL and other business activities. See “Business — Segments and Corporate & Other” in the 2014 Form 10-K, “— Consolidated Company Outlook” and Note 2 of the Notes to the Consolidated Financial Statements for further information on the Company’s segments and Corporate & Other.

During 2014, we experienced solid sales growth across all of our regions with strong sales of group life, dental and disability products, as well as new product offerings. As a result of our continued focus on pricing discipline and risk management, sales of our variable annuity products declined. During 2014, we benefited from higher investment income, driven by growth in our investment portfolio, as well as higher fee income, primarily the result of improved equity market performance. Lower investment yields were driven by the sustained low interest rate environment; however, we did benefit from a decrease in interest credited expenses. Derivative gains in 2014 were driven by changes in foreign currency exchange rates and interest rates.

	Years Ended December 31,
	2014	2013	2012
	(In millions)

Income (loss) from continuing operations, net of income tax	$6,339	$3,391	$1,314

Less: Net investment gains (losses)	(197)	161	(352)

Less: Net derivative gains (losses)	1,317	(3,239)	(1,919)

Less: Goodwill impairment	—	—	(1,868)

Less: Other adjustments to continuing operations (1)	(1,376)	(1,597)	(2,492)

Less: Provision for income tax (expense) benefit	(87)	1,683	2,174

Operating earnings	6,682	6,383	5,771

Less: Preferred stock dividends	122	122	122

Operating earnings available to common shareholders	$6,560	$6,261	$5,649

(1)	See definitions of operating revenues and operating expenses under “— Non-GAAP and Other Financial Disclosures” for the components of such adjustments.

Year Ended December 31, 2014 Compared with the Year Ended December 31, 2013

During the year ended December 31, 2014, income (loss) from continuing operations, net of income tax, increased $2.9 billion over 2013. The increase was predominantly due to a favorable change in net derivative gains (losses) of $4.6 billion ($3.0 billion, net of income tax) driven by changes in interest rates and foreign currency exchange rates. This was offset by an unfavorable change in net investment gains (losses) of

6	MetLife, Inc.

$358 million ($233 million, net of income tax) primarily driven by a loss on the disposition of MAL. Income (loss) from continuing operations, before provision for income tax also reflects a $262 million ($174 million, net of income tax) favorable change as a result of our annual assumption reviews related to reserves and deferred policy acquisition costs (“DAC”).

Operating earnings available to common shareholders increased $299 million over 2013. This increase reflects higher net investment income from portfolio growth, higher asset-based fee revenues and a decrease in interest credited expense, partially offset by unfavorable mortality, morbidity and claims experience, as well as the impact of decreasing investment yields on net investment income. A tax reform bill was enacted in Chile on September 29, 2014 which includes, among other things, a gradual increase in the corporate tax rate. Our Chilean businesses, including ProVida, incurred a one-time tax charge of $41 million as a result of this legislation. Excluding the impact of this tax reform, the fourth quarter 2013 acquisition of ProVida increased operating earnings available to common shareholders by $166 million, net of income tax. Our 2014 results also include:

•	$104 million, net of income tax, of favorable reserve adjustments related to disability premium waivers in our retail life business;

•	a $32 million one-time tax benefit related to the filing of the Company’s U.S. federal tax return;

•	a $117 million, net of income tax, increase in our litigation reserve related to asbestos;

•

a $58 million non-tax deductible charge related to the Patient Protection and Affordable Care Act (“PPACA”), which, effective January 1, 2014, mandated that an annual fee be imposed on health insurers;

•	a charge of $57 million, net of income tax, related to delayed settlement interest on unclaimed funds held by state governments in our retail life business; and

•

charges totaling $57 million, net of income tax, related to a settlement with the New York State Department of Financial Services (the “Department of Financial Services”) and the District Attorney, New York County, regarding their respective inquiries into whether American Life and DelAm conducted business in New York without a license and whether representatives acting on behalf of the companies solicited, sold or negotiated insurance products in New York without a license.

Our 2013 results include:

•	a $101 million, net of income tax, increase in our litigation reserve related to asbestos; and

•	a $57 million, net of income tax, reserve strengthening in Australia.

Year Ended December 31, 2013 Compared with the Year Ended December 31, 2012

During the year ended December 31, 2013, income (loss) from continuing operations, net of income tax, increased $2.1 billion over 2012. The change was predominantly due to a non-cash charge in 2012 of $1.9 billion ($1.6 billion, net of income tax) for goodwill impairment associated with our U.S. Retail annuities business. In addition, operating earnings available to common shareholders increased by $612 million and net investment gains (losses) increased by $513 million ($333 million, net of income tax) primarily due to an increase in net gains on sales of fixed maturity securities in 2013 coupled with a decrease in impairments of fixed maturity securities. These increases were partially offset by an unfavorable change in net derivatives gains (losses) of $1.3 billion ($858 million, net of income tax) driven by changes in interest rates and foreign currency exchange rates. Also included in income (loss) from continuing operations, net of income tax, were the results of divested businesses, which improved $448 million ($290 million, net of income tax) over 2012.

The increase in operating earnings available to common shareholders was primarily driven by higher asset-based fee revenues due to growth in our average separate account assets and an increase in net investment income due to growth in our investment portfolio. The sustained low interest rate environment negatively impacted investment yields; however, it also resulted in lower crediting rates. These favorable results were partially offset by an increase in expenses. During the fourth quarter of 2013, we increased our litigation reserve related to asbestos by $101 million, net of income tax. During 2013, we also increased our other litigation reserves by $46 million, net of income tax. The fourth quarter 2013 acquisition of ProVida in Chile increased operating earnings available to common shareholders by $48 million, net of income tax. In addition, results for 2012 included a $52 million, net of income tax, charge representing a multi-state examination payment related to unclaimed property and our use of the U.S. Social Security Administration’s Death Master File to identify potential life insurance claims, as well as the acceleration of benefit payments to policyholders under the settlements of such claims.

Consolidated Company Outlook

As part of an enterprise-wide strategic initiative, we announced that, by 2016, we expected to increase our operating return on common stockholders’ equity (“operating ROE”), excluding accumulated other comprehensive income (“AOCI”), to the 12% to 14% range, driven by higher operating earnings. This target assumes that regulatory capital rules appropriately reflect the life insurance business model and that we have clarity on the rules in a reasonable time frame, allowing for meaningful share repurchases prior to 2016. However, due to substantially lower share repurchases, regulatory uncertainty regarding the designation of MetLife, Inc. as a non-bank SIFI, lower investment margins (primarily in the U.S.) as a result of the sustained low interest rate environment and the impact on our foreign operations of the strengthening of the U.S. dollar, we expect to be at the lower end of the 12% to 14% range.

Since we announced this strategic initiative, we have continued to expand our business outside of the U.S., thereby continuing to increase our exposure to foreign currency fluctuations. In order to enhance the understanding of our performance in light of such expansion, we have developed an additional method of calculating operating ROE that includes the impact of foreign currency translation adjustments (“FCTA”) in both components of the ratio (operating earnings and equity). The original method of calculating operating ROE excludes all components of AOCI, including FCTA; the new method refines the calculation by excluding AOCI other than FCTA. FCTA can have a positive or negative impact on operating ROE depending on the strength of the U.S. dollar compared to other currencies. Reflecting FCTA in both components of the ratio eliminates volatility in the ratio due to foreign currency fluctuations.

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We expect to achieve our operating ROE target by primarily focusing on the following:

•	Growth in premiums, fees and other revenues driven by:

–	Accelerated growth in Group, Voluntary & Worksite Benefits;

–	Increased fee revenue reflecting the benefit of higher equity markets on our separate account balances; and

–

Increases in our businesses outside of the U.S., notably accident & health, from continuing organic growth throughout our various geographic regions and leveraging of our multichannel distribution network.

•

Expanding our presence in emerging markets, including potential merger and acquisition activity. We expect that by 2016, 20% or more of our operating earnings will come from emerging markets, with the acquisition of ProVida contributing to this increase. However, we expect that the strengthening of the U.S. dollar and the increased earnings from the favorable U.S. equity markets could negatively impact this ratio.

•	Disciplined underwriting. We see no significant changes to the underlying trends that drive underwriting results; however, unanticipated catastrophes could result in a high volume of claims.

•	Expense management in the light of the low interest rate environment, and continued expense control throughout the Company.

•	Continued disciplined approach to investing and asset/liability management (“ALM”), through our enterprise risk and ALM governance process.

Part of this strategic initiative has been to leverage our scale to improve the value we provide to customers and shareholders and achieve $1 billion in annual efficiencies, up to $400 million of which will be reinvested in technology, platforms and functionality to improve our current operations and develop new capabilities. We also continue to balance our product mix between protection products and more capital-intensive products in order to maintain predictable operating earnings and cash flows. To this end, we introduced new variable annuity products and/or enhancements in late 2014 and early 2015. We believe that 2014 will prove to be an inflection point for annuity sales and anticipate profitable growth in 2015 and beyond.

Finally, effective January 1, 2015, we implemented certain segment reporting changes related to the measurement of segment operating earnings. The changes will be applied retrospectively beginning with the first quarter of 2015 and will not impact total consolidated operating earnings or net income. These changes include the following:

•	Revise our capital allocation methodology. We expect this to have an impact on net investment income at the segment level, as well as Corporate & Other;

•	Move certain tax benefits from Corporate & Other to the business segments. The impact will be almost entirely in the Retail segment;

•	Move our consumer direct business from Corporate & Other to the Latin America segment, which is where we report our sponsor direct business; and

•	Change our expense allocation. This will primarily impact Corporate & Other and the EMEA segment.

Other Key Information

Basis of Presentation

Certain international subsidiaries have a fiscal year cutoff of November 30th. Accordingly, the Company’s consolidated financial statements reflect the assets and liabilities of such subsidiaries as of November 30, 2014 and 2013 and the operating results of such subsidiaries for the years ended November 30, 2014, 2013 and 2012. The Company is in the process of converting to calendar year reporting for these subsidiaries. We expect to substantially complete these conversions by 2016. The impact of the conversions on our financial statements to date has been de minimis and, therefore, has been reported in net income in the quarter of conversion.

Segment Information

In the first quarter of 2014, the Company entered into a definitive agreement to sell its wholly-owned subsidiary, MAL. The sale of MAL was completed in May 2014. As a result, the operations of MAL have been classified as divested business for all periods presented. See Note 3 of the Notes to the Consolidated Financial Statements. Consequently, the results for Corporate Benefit Funding decreased by $12 million, net of $8 million of income tax, and $21 million, net of $13 million of income tax, for the years ended December 31, 2013 and 2012, respectively. Also, the results for Corporate & Other decreased by $14 million, net of $7 million of income tax, and $16 million, net of $8 million of income tax, for the years ended December 31, 2013 and 2012, respectively.

Significant Events

In November 2014, MICC, a wholly-owned subsidiary of MetLife, Inc., re-domesticated from Connecticut to Delaware, changed its name to MetLife Insurance Company USA and merged with its subsidiary, MLI-USA, and its affiliate, MLIIC, each a U.S. insurance company that issued variable annuity products in addition to other products, and Exeter, a former offshore, reinsurance subsidiary of MetLife, Inc. and affiliate of MICC that mainly reinsured guarantees associated with variable annuity products. The surviving entity of the Mergers was MetLife USA. The Mergers have provided increased transparency relative to our capital allocation and variable annuity risk management. In addition, the Company expects that the Mergers (i) may mitigate to some degree the impact of any restrictions on the use of captive reinsurers that could be adopted by insurance regulators by reducing our exposure to and use of captive reinsurers; and (ii) will reduce the reliance on MetLife, Inc. to fund derivatives collateral requirements. See Note 8 of the Notes to the Consolidated Financial Statements for further information on the Mergers,

8	MetLife, Inc.

and see “Business — Regulation — U.S. Regulation — Insurance Regulation — Insurance Regulatory Examinations and Other Activities” in the 2014 Form 10-K and “— Liquidity and Capital Resources — The Company — Capital — Affiliated Captive Reinsurance Transactions” included elsewhere herein for information on our use of captive reinsurers.

In the fourth quarter of 2013, MetLife, Inc. completed its acquisition of ProVida, the largest private pension fund administrator in Chile based on assets under management and number of pension fund contributors. The acquisition of ProVida supports the Company’s growth strategy in emerging markets and further strengthens the Company’s overall position in Chile. See Note 3 of the Notes to the Consolidated Financial Statements.

In 2012, Superstorm Sandy made landfall in the northeastern United States causing extensive property damage. MetLife’s property & casualty business’ gross losses from Superstorm Sandy were approximately $150 million, before income tax. As of December 31, 2012, we recognized total net losses related to the catastrophe of $90 million, net of income tax and reinsurance recoverables and including reinstatement premiums, which impacted the Retail and Group, Voluntary & Worksite Benefits segments. The Retail and Group, Voluntary & Worksite Benefits segments recorded net losses related to the catastrophe of $49 million and $41 million, each net of income tax reinsurance recoverables and reinstatement premiums, respectively. We did not incur any losses related to Superstorm Sandy in 2014 or 2013.

Industry Trends

We continue to be impacted by the unstable global financial and economic environment that has been affecting the industry.

Financial and Economic Environment

Our business and results of operations are materially affected by conditions in the global capital markets and the economy generally. Stressed conditions, volatility and disruptions in global capital markets, particular markets, or financial asset classes can have an adverse effect on us, in part because we have a large investment portfolio and our insurance liabilities are sensitive to changing market factors. Global market factors, including interest rates, credit spreads, equity prices, real estate markets, foreign currency exchange rates, consumer spending, business investment, government spending, the volatility and strength of the capital markets, deflation and inflation, all affect the business and economic environment and, ultimately, the amount and profitability of our business. Disruptions in one market or asset class can also spread to other markets or asset classes. Upheavals in the financial markets can also affect our business through their effects on general levels of economic activity, employment and customer behavior. While our diversified business mix and geographically diverse business operations partially mitigate these risks, correlation across regions, countries and global market factors may reduce the benefits of diversification. Financial markets have also been affected periodically by concerns over U.S. fiscal policy, although these concerns have abated since late 2013. However, unless long-term steps are taken to raise the debt ceiling and reduce the federal deficit, rating agencies have warned of the possibility of future downgrades of U.S. Treasury securities. These issues could, on their own, or combined with the possible slowing of the global economy generally, have severe repercussions to the U.S. and global credit and financial markets, further exacerbate concerns over sovereign debt of other countries and disrupt economic activity in the U.S. and elsewhere.

Concerns about the economic conditions, capital markets and the solvency of certain European Union (“EU”) member states, including Portugal, Ireland, Italy, Greece and Spain (“Europe’s perimeter region”), and of financial institutions that have significant direct or indirect exposure to debt issued by these countries, have been a cause of elevated levels of market volatility. More recently, economic conditions in Europe’s perimeter region seem to be stabilizing or improving, as evidenced by the stabilization of credit ratings, particularly in Spain, Portugal and Ireland. However, the election of a new government in Greece in January 2015 has renewed fears about the possibility of an exit of Greece from the Euro zone. Such an event would have uncertain impacts on interest rates and risk markets. Greater European Central Bank (“ECB”) support, stronger liquidity facilities and gradually improving macroeconomic conditions may mitigate the consequences of such exit on the rest of Europe. See “— Investments — Current Environment” for information regarding our exposure to obligations of European governments and private obligors.

The financial markets have also been affected by concerns that other EU member states could experience similar financial troubles or that some countries could default on their obligations, have to restructure their outstanding debt, or that financial institutions with significant holdings of sovereign or private debt issued by borrowers in Europe’s perimeter region could experience financial stress, any of which could have significant adverse effects on the European and global economies and on financial markets, generally. In September 2012, the ECB announced a new bond buying program, Outright Monetary Transactions (“OMT”), intended to stabilize the European financial crisis. This program involves the potential purchase by the ECB of sovereign bonds with maturities of one to three years. The OMT has not been activated to date, but the possibility of its use by the ECB helped to lower sovereign yields in Europe’s perimeter region. However, in October 2014, the Court of Justice of the European Union (“ECJ”) heard arguments relating to a lawsuit challenging the legality of the OMT. On January 14, 2015, the Advocate General of the ECJ issued his opinion that the OMT is not necessarily outside of the mandate of the ECB; this opinion, however, is not binding on the ECJ. While the ECJ’s decision is not expected until later in 2015, the outcome could affect the ECB’s ability and willingness to purchase sovereign bonds and strain economic stability in Europe.

In the second half of 2014, the ECB cut interest rates further, imposing a negative rate on bank deposits, and announcing additional accommodative monetary policy measures in an effort to lessen the risk of deflation in the Euro zone. These measures included incentivizing banks to extend loans and, in November 2014, buying private sector asset-backed securities and covered bonds. At its meeting on January 22, 2015, the ECB expanded its current asset purchase program to €60 billion per month in bond purchases commencing in March 2015 through September 2016. These initiatives are intended to counter the threat of deflation, lower borrowing costs in the Euro zone, encourage corporations to issue more asset-backed securities and place pressure on the euro/U.S. dollar exchange rate. Economic growth in the Euro zone continues to be weak, with concerns over low inflation becoming more pronounced as countries in Europe’s perimeter region in particular continue to pursue policies to reduce their relative cost of production and reduce macroeconomic imbalances. In addition, concerns about the political and economic stability of countries in regions outside the EU, including Ukraine, Russia, Argentina and the Middle East, have contributed to global market volatility. See “Risk Factors — Economic Environment and Capital Markets-Related Risks — We Are Exposed to Significant Financial and Capital Markets Risks Which May Adversely Affect Our Results of Operations, Financial Condition and Liquidity, and May Cause Our Net Investment Income to Vary from Period to Period,” and “Risk Factors — Economic Environment and Capital Markets-Related Risks — If Difficult Conditions in

MetLife, Inc.	9

the Global Capital Markets and the Economy Generally Persist, They May Materially Adversely Affect Our Business and Results of Operations” in the 2014 Form 10-K. See also “— Investments — Current Environment — Selected Country and Sector Investments” for information regarding our investments in Ukraine, Russia, and Argentina.

We face substantial exposure to the Japanese economy given our operations there. Despite some recovery in gross domestic product (“GDP”) growth and rising inflation in the first half of 2014, momentum has slowed. Meanwhile, structural weaknesses and debt sustainability have yet to be addressed effectively, which leaves the economy vulnerable to further disruption. Going forward, Japan’s structural and demographic challenges may continue to limit its potential growth unless reforms that boost productivity are put into place. Japan’s high public sector debt levels are mitigated by low refinancing risks and its nominal yields on government debt have remained at a lower level than that of any other developed country. However, frequent changes in government have prevented policy makers from implementing fiscal reform measures to put public finances on a sustainable path. In January 2013, the government and the Bank of Japan pledged to strengthen policy coordination to end deflation and to achieve sustainable economic growth. This was followed by the announcement of a supplementary budget stimulus program totaling 2% of GDP and the adoption of a 2% inflation target by the Bank of Japan. In early April 2013, the Bank of Japan announced a new round of monetary easing measures including increased government bond purchases at longer maturities. In October 2013, the government agreed to raise the consumption tax from 5% to 8% effective April 1, 2014. This contributed to a decrease in the growth rate of the economy to a recessionary level, causing the government to delay a planned increase in the consumption tax to 10% until 2017. On October 31, 2014, the Bank of Japan announced a program to purchase larger quantities of government bonds. Such purchases are intended to keep borrowing costs low and the yen weak thereby supporting economic growth. Despite continued weakness in the yen, inflation is not expected to rise materially given still weak GDP growth. Japan’s public debt trajectory could continue to rise until a strategy to consolidate public finances and growth-enhancing reforms are implemented. On December 30, 2014, the government of Japan proposed a tax reform plan that, if enacted, would lower the Japanese tax rate by approximately 2% effective April 1, 2015. If the tax reform plan is enacted in its current form, we expect to reflect the effects of the rate reduction, currently estimated as $170 to $180 million, in our financial results in the period of enactment, most likely the second quarter of 2015. In addition, we expect this tax law change will favorably affect our estimated annual effective tax rate for 2015 by approximately 0.2% as compared to 2014.

Impact of a Sustained Low Interest Rate Environment

As a global insurance company, we are affected by the monetary policy of central banks around the world, as well as the monetary policy of the Federal Reserve Board in the United States. While the Federal Reserve Board has taken a number of actions in recent years to spur economic activity by keeping interest rates low, the Federal Reserve Board may reverse this policy and begin raising rates sometime over the next two years, at a pace which may have an impact on the pricing levels of risk-bearing investments, and may adversely impact the level of product sales.

On October 29, 2014, the Federal Reserve Board’s Federal Open Market Committee (“FOMC”), citing sufficient underlying strength in the economy to support progress toward maximum employment and the substantial improvement in the outlook for labor market conditions since the inception of its asset purchase program, decided to conclude the program. Most recently, on January 28, 2015, the FOMC reaffirmed that it anticipates keeping the target range for the federal funds rate at 0 to 0.25%, subject to labor market conditions and inflation indicators and expectations. The possibility of the Federal Reserve Board increasing the federal funds rate in the future may affect interest rates and risk markets in the U.S. and other developed and emerging economies. However, the timing of any increases of the federal funds rate by the Federal Reserve Board is uncertain and subject to change depending on the Federal Reserve Board’s assessment of economic growth, inflation and other risks.

Despite the end of the Federal Reserve Board’s quantitative easing program and the potential for future raises in interest rates in the U.S., central banks in other parts of the world, including the ECB and the Bank of Japan, have pursued accommodative monetary policies. See “—Financial and Economic Environment.” However, we cannot predict with certainty the effect of these programs and policies on interest rates or the impact on the pricing levels of risk-bearing investments at this time. See “— Investments — Current Environment.”

In periods of declining interest rates, we may have to invest insurance cash flows and reinvest the cash flows we received as interest or return of principal on our investments in lower yielding instruments. Moreover, borrowers may prepay or redeem the fixed income securities, commercial, agricultural or residential mortgage loans and mortgage-backed securities in our investment portfolio with greater frequency in order to borrow at lower market rates. Therefore, some of our products expose us to the risk that a reduction in interest rates will reduce the difference between the amounts that we are required to credit on contracts in our general account and the rate of return we are able to earn on investments intended to support obligations under these contracts. This difference between interest earned and interest credited, or margin, is a key metric for the management of, and reporting for, many of our businesses.

Our expectations regarding future margins are an important component impacting the amortization of certain intangible assets such as DAC and value of business acquired (“VOBA”). Significantly lower margins may cause us to accelerate the amortization, thereby reducing net income in the affected reporting period. Additionally, lower margins may also impact the recoverability of intangible assets such as goodwill, require the establishment of additional liabilities or trigger loss recognition events on certain policyholder liabilities. We review this long-term margin assumption, along with other assumptions, as part of our annual assumption review.

Mitigating Actions

The Company continues to be proactive in its investment and interest crediting rate strategies, as well as its product design and product mix. To mitigate the risk of unfavorable consequences from the low interest rate environment in the U.S., the Company applies disciplined ALM strategies, including the use of derivatives, primarily interest rate swaps, floors and swaptions. A significant portion of these derivatives were entered into prior to the onset of the current low U.S. interest rate environment. In some cases, the Company has entered into offsetting positions as part of its overall ALM strategy and to reduce volatility in net income. Lowering interest crediting rates on some products, or adjusting the dividend scale on traditional products, can help offset decreases in investment margins on some products. Our ability to lower interest crediting rates could be limited by competition, requirements to obtain regulatory approval, or contractual guarantees of minimum rates and may not match the timing or magnitude of changes in asset yields. As a result, our margins could decrease or potentially become negative. We are able to limit or close certain products to new sales in order to manage exposures. Business actions, such as shifting the sales focus to less interest rate sensitive products, can also mitigate this risk. In addition, the Company is well diversified across product, distribution, and

10	MetLife, Inc.

geography. Certain of our non-U.S. businesses, reported within our Latin America and EMEA segments, which accounted for approximately 16% of our operating earnings in 2014, are not significantly interest rate or market sensitive; in particular, they do not have any direct sensitivity to U.S. interest rates. The Company’s primary exposure within these segments is insurance risk. We expect our non-U.S. businesses to grow faster than our U.S. businesses and, over time, to become a larger percentage of our total business. As a result of the foregoing, the Company expects to be able to substantially mitigate the negative impact of a sustained low interest rate environment in the U.S. on the Company’s profitability. Based on a near to intermediate term analysis of a sustained lower interest rate environment in the U.S., the Company anticipates operating earnings will continue to increase, although at a slower growth rate.

Interest Rate Stress Scenario

The following summarizes the impact of a hypothetical interest rate stress scenario on our operating earnings and the mark-to-market of our derivative positions that do not qualify as accounting hedges assuming a continued low interest rate environment in the U.S.

The hypothetical interest rate stress scenario is based on a constant set of U.S. interest rates and credit spreads in the U.S., as compared to our business plan interest rates and credit spreads, which are based on consensus interest rate view and credit spreads as of December 2014. For example, our business plan assumes a 10-year U.S. treasury rate of 2.17% at December 31, 2014 to rise during 2015 to 2.80% by December 31, 2015 and rise to 3.52% by December 31, 2016. The hypothetical interest rate stress scenario assumes the 10-year treasury rate to be 2.00% at December 31, 2014 and remain constant at that level until December 31, 2016. We make similar assumptions for interest rates at other maturities, and hold this interest rate curve constant through December 31, 2016. In addition, in the interest rate stress scenario, we assume credit spreads remain constant from December 2014 through the end of 2016, as compared to our business plan which assumes rising credit spreads through 2015 and thereafter remaining constant through the end of 2016. Further, we also include the impact of low interest rates on our pension and postretirement plan expenses. We allocate this impact across our segments and it is included in the segment discussion below. The discount rate used to value these plans is tied to high quality corporate bond yields. Accordingly, an extended low interest rate environment will result in increased pension and other postretirement benefit liabilities and expenses. Higher total return on the fixed income portfolio of pension and other postretirement benefit plan assets will partially offset this increase in pension and other postretirement plan liabilities.

Based on the above assumptions, we estimate an unfavorable impact on our consolidated operating earnings from the hypothetical U.S. interest rate stress scenario of approximately $5 million in each of 2015 and 2016.

In addition to its impact on operating earnings, we estimated the effect of the hypothetical U.S. interest rate stress scenario on the mark-to-market of our derivative positions that do not qualify as accounting hedges. We applied the hypothetical U.S. interest rate stress scenario to these derivatives and compared the impact to that from interest rates in our business plan. We hold a significant position in long duration receive-fixed interest rate swaps to hedge reinvestment risk. These swaps are most sensitive to the 30-year and 10-year swap rates and we recognize gains as rates drop and recognize losses as rates rise. This estimated impact on the derivative mark-to-market does not include that of our VA program derivatives as the impact of low interest rates in the freestanding derivatives would be largely offset by the mark-to-market in net derivative gains (losses) for the related embedded derivative. See “— Results of Operations — Consolidated Results” for discussions on our net derivative gains and losses.

Based on these additional assumptions, we estimate the impact of the hypothetical U.S. interest rate stress scenario on the mark-to-market of our derivative positions that do not qualify as accounting hedges to be an increase in net income of $425 million and $300 million in 2015 and 2016, respectively.

Segments and Corporate & Other

The following discussion summarizes the impact of the above hypothetical U.S. interest rate stress scenario on the operating earnings of our segments, as well as Corporate & Other. See also “— Policyholder Liabilities — Policyholder Account Balances” for information regarding the account values subject to minimum guaranteed crediting rates.

Retail

Life & Other – Our interest rate sensitive products include traditional life, universal life, and retained asset accounts. Because the majority of our traditional life insurance business is participating, we can largely offset lower investment returns on assets backing our traditional life products through adjustments to the applicable dividend scale. In our universal life products, we manage interest rate risk through a combination of product design features and ALM strategies, including the use of hedges such as interest rate swaps and floors. While we have the ability to lower crediting rates on certain in-force universal life policies to mitigate margin compression, such actions would be partially offset by increases in our liabilities related to policies with secondary guarantees. Our retained asset accounts have minimum interest crediting rate guarantees which range from 0.5% to 4.0%, all of which are currently at their respective minimum interest crediting rates. While we expect to experience margin compression as we re-invest at lower rates, the interest rate derivatives held in this portfolio will partially mitigate this risk.

Annuities – The impact on operating earnings from margin compression is concentrated in our deferred annuities where there are minimum interest rate guarantees. Under low U.S. interest rate scenarios, we assume that a larger percentage of customers will maintain their funds with us to take advantage of the attractive minimum guaranteed crediting rates and we expect to experience margin compression as we reinvest cash flows at lower interest rates. Partially offsetting this margin compression, we assume we will lower crediting rates on contractual reset dates for the portion of business that is not currently at minimum crediting rates. Additionally, we have various derivative positions, primarily interest rate floors, to partially mitigate this risk.

Reinvestment risk is defined for this purpose as the amount of reinvestment in 2015 and 2016 that would impact operating earnings due to reinvesting cash flows in the hypothetical U.S. interest rate stress scenario. For the deferred annuities business, $2.8 billion and $2.6 billion in 2015 and 2016, respectively, of the asset base will be subject to reinvestment risk on an average asset base of $35.3 billion and $36.0 billion in 2015 and 2016, respectively.

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We estimate an unfavorable operating earnings impact on our Retail segment from the hypothetical U.S. interest rate stress scenario discussed above of $5 million and $15 million in 2015 and 2016, respectively.

Group, Voluntary & Worksite Benefits

Group – In general, most of our group life insurance products in this segment are renewable term insurance and, therefore, have significant repricing flexibility. Interest rate risk arises mainly from minimum interest rate guarantees on retained asset accounts. These accounts have minimum interest crediting rate guarantees which range from 0.5% to 3.0%. All of these account balances are currently at their respective minimum interest crediting rates and we would expect to experience margin compression as we reinvest at lower interest rates. We have used interest rate floors to partially mitigate the risks of a sustained U.S. low interest rate environment. We also have exposure to interest rate risk in this business arising from our group disability policy claim reserves. For these products, lower reinvestment rates cannot be offset by a reduction in liability crediting rates for established claim reserves. Group disability policies are generally renewable term policies. Rates may be adjusted on in-force policies at renewal based on the retrospective experience rating and current interest rate assumptions. We review the discount rate assumptions and other assumptions associated with our long-term disability claim reserves no less frequently than annually. Our most recent review at the end of 2014 resulted in no change to the applicable discount rates.

Voluntary & Worksite – We have exposure to interest rate risk in this business arising mainly from our long-term care (“LTC”) policy reserves. For these products, lower reinvestment rates cannot be offset by a reduction in liability crediting rates for established claim reserves. LTC policies are guaranteed renewable, and rates may be adjusted on a class basis with regulatory approval to reflect emerging experience. Our LTC block is closed to new business. The Company makes use of derivative instruments to more closely match asset and liability duration and immunize the portfolio against changes in interest rates. Reinvestment risk is defined for this purpose as the amount of reinvestment in 2015 and 2016 that would impact operating earnings due to reinvesting cash flows in the hypothetical U.S. interest rate stress scenario. For the LTC portfolio, $1.9 billion of the asset base in both 2015 and 2016 will be subject to reinvestment risk on an average asset base of $9.8 billion and $10.5 billion in 2015 and 2016, respectively.

We estimate a favorable operating earnings impact on our Group, Voluntary & Worksite Benefits segment from the hypothetical U.S. interest rate stress scenario discussed above of $5 million and $25 million in 2015 and 2016, respectively.

Corporate Benefit Funding

This segment contains both short and long duration products consisting of capital market products, pension closeouts, structured settlements, and other benefit funding products. The majority of short duration products are managed on a floating rate basis, which mitigates the impact of the low interest rate environment in the U.S. The long duration products have very predictable cash flows and we have matched these cash flows through our ALM strategies. We also use interest rate swaps to help protect income in this segment against a low interest rate environment in the U.S. Based on the cash flow estimates, only a small component is subject to reinvestment risk. Reinvestment risk is defined for this purpose as the amount of reinvestment in 2015 and 2016 that would impact operating earnings due to reinvesting cash flows in the hypothetical interest rate stress scenario. For the long duration business, none of the asset base in 2015 will be subject to reinvestment risk on an average asset base of $58.6 billion. In 2016, $1 billion of the asset base will be subject to reinvestment risk on an average asset base of $60.6 billion.

We estimate a favorable operating earnings impact on our Corporate Benefit Funding segment from the hypothetical U.S. interest rate stress scenario discussed above of $25 million and $80 million in 2015 and 2016, respectively.

Asia

Our Asia segment has a portion of its investments in U.S. dollar denominated assets. The following describes the impact on our Asia segment’s operating earnings under the hypothetical U.S. interest rate stress scenario.

Life & Other – Our Japan business offers traditional life insurance and accident & health products. To the extent the Japan life insurance portfolio is U.S. interest rate sensitive and we are unable to lower crediting rates to the customer, operating earnings will decline. We manage interest rate risk on our life products through a combination of product design features and ALM strategies.

Annuities – We sell annuities in Asia which are predominantly single premium products with crediting rates set at the time of issue. This allows us to tightly manage product ALM, cash flows and net spreads, thus maintaining profitability.

We estimate an unfavorable operating earnings impact on our Asia segment from the hypothetical U.S. interest rate stress scenario discussed above of $10 million and $25 million in 2015 and 2016, respectively.

Corporate & Other

Corporate & Other contains the surplus portfolios for the enterprise, the portfolios used to fund the capital needs of the Company and various reinsurance agreements. The surplus portfolios are subject to reinvestment risk; however, lower net investment income is significantly offset by lower interest expense on both fixed and variable rate debt. Under a lower interest rate environment, fixed rate debt is assumed to be either paid off when it matures or refinanced at a lower interest rate resulting in lower overall interest expense. Variable rate debt is indexed to the three-month London Interbank Offered Rate (LIBOR), which results in lower interest expense incurred.

We estimate an unfavorable operating earnings impact on Corporate & Other from the hypothetical U.S. interest rate stress scenario discussed above of $20 million and $70 million in 2015 and 2016, respectively.

12	MetLife, Inc.

Competitive Pressures

The life insurance industry remains highly competitive. The product development and product life cycles have shortened in many product segments, leading to more intense competition with respect to product features. Larger companies have the ability to invest in brand equity, product development, technology and risk management, which are among the fundamentals for sustained profitable growth in the life insurance industry. In addition, several of the industry’s products can be quite homogeneous and subject to intense price competition. Sufficient scale, financial strength and financial flexibility are becoming prerequisites for sustainable growth in the life insurance industry. Larger market participants tend to have the capacity to invest in additional distribution capability and the information technology needed to offer the superior customer service demanded by an increasingly sophisticated industry client base. We believe that the continued volatility of the financial markets, its impact on the capital position of many competitors, and subsequent actions by regulators and rating agencies have altered the competitive environment. In particular, we believe that these factors have highlighted financial strength as the most significant differentiator from the perspective of some customers and certain distributors. We believe the Company is well positioned to compete in this environment.

Regulatory Developments

The U.S. life insurance industry is regulated primarily at the state level, with some products and services also subject to federal regulation. As life insurers introduce new and often more complex products, regulators refine capital requirements and introduce new reserving standards for the life insurance industry. Regulations recently adopted or currently under review can potentially impact the statutory reserve and capital requirements of the industry. In addition, regulators have undertaken market and sales practices reviews of several markets or products, including equity-indexed annuities, variable annuities and group products, as well as reviews of the utilization of affiliated captive reinsurers and offshore entities to reinsure insurance risks.

The regulation of the global financial services industry has received renewed scrutiny as a result of the disruptions in the financial markets. Significant regulatory reforms have been recently adopted and additional reforms proposed, and these or other reforms could be implemented. See “Business — Regulation,” “Risk Factors — Regulatory and Legal Risks — Our Insurance and Brokerage Businesses Are Highly Regulated, and Changes in Regulation and in Supervisory and Enforcement Policies May Reduce Our Profitability and Limit Our Growth,” “Risk Factors — Risks Related to Our Business — Our Statutory Life Insurance Reserve Financings May Be Subject to Cost Increases and New Financings May Be Subject to Limited Market Capacity,” and “Risk Factors — Regulatory and Legal Risks — Changes in U.S. Federal and State Securities Laws and Regulations, and State Insurance Regulations Regarding Suitability of Annuity Product Sales, May Affect Our Operations and Our Profitability” in the 2014 Form 10-K. For example, the Dodd-Frank Reform and Consumer Protection Act (“Dodd-Frank”), which was signed by President Obama in July 2010, effected the most far-reaching overhaul of financial regulation in the U.S. in decades. The full impact of Dodd-Frank on us will depend on the numerous rulemaking initiatives required or permitted by Dodd-Frank which are in various stages of implementation, many of which are not likely to be completed for some time.

Mortgage and Foreclosure-Related Exposures

MetLife no longer engages in the origination, sale and servicing of forward and reverse residential mortgage loans. See Note 3 of the Notes to the Consolidated Financial Statements for information regarding the Company’s exit from MetLife Bank businesses and Note 21 of the Notes to the Consolidated Financial Statements for further information regarding our mortgage and foreclosure-related exposures.

Notwithstanding MetLife Bank’s exit from the origination and servicing businesses, MLHL remains obligated to repurchase loans or compensate for losses upon demand due to alleged defects by MetLife Bank or its predecessor servicers in past servicing of the loans and material representations made in connection with MetLife Bank’s sale of the loans. Reserves for representation and warranty repurchases and indemnifications were $85 million and $104 million at December 31, 2014 and 2013, respectively. Reserves for estimated future losses due to alleged deficiencies on loans originated and sold, as well as servicing of the loans including servicing acquired, are estimated based on unresolved claims and projected losses under investor servicing contracts where MetLife Bank’s past actions or inactions are likely to result in missing certain stipulated investor timelines. Reserves for servicing defects were $38 million and $46 million at December 31, 2014 and 2013, respectively. Management is satisfied that adequate provision has been made in the Company’s consolidated financial statements for those representation and warranty obligations that are currently probable and reasonably estimable.

Summary of Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the Consolidated Financial Statements. For a discussion of our significant accounting policies, see Note 1 of the Notes to the Consolidated Financial Statements. The most critical estimates include those used in determining:

(i)	liabilities for future policy benefits and the accounting for reinsurance;

(ii)	capitalization and amortization of DAC and the establishment and amortization of VOBA;

(iii)	estimated fair values of investments in the absence of quoted market values;

(iv)	investment impairments;

(v)	estimated fair values of freestanding derivatives and the recognition and estimated fair value of embedded derivatives requiring bifurcation;

(vi)	measurement of goodwill and related impairment;

(vii)	measurement of employee benefit plan liabilities;

(viii)	measurement of income taxes and the valuation of deferred tax assets; and

(ix)	liabilities for litigation and regulatory matters.

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In addition, the application of acquisition accounting requires the use of estimation techniques in determining the estimated fair values of assets acquired and liabilities assumed — the most significant of which relate to aforementioned critical accounting estimates. In applying our accounting policies, we make subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to our business and operations. Actual results could differ from these estimates.

Liability for Future Policy Benefits

Generally, future policy benefits are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid, reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, disability incidence, disability terminations, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type and geographical area. These assumptions are established at the time the policy is issued and are intended to estimate the experience for the period the policy benefits are payable. Utilizing these assumptions, liabilities are established on a block of business basis. If experience is less favorable than assumed, additional liabilities may be established, resulting in a charge to policyholder benefits and claims.

Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest.

Liabilities for unpaid claims are estimated based upon our historical experience and other actuarial assumptions that consider the effects of current developments, anticipated trends and risk management programs, reduced for anticipated salvage and subrogation.

Future policy benefit liabilities for minimum death and income benefit guarantees relating to certain annuity contracts are based on estimates of the expected value of benefits in excess of the projected account balance, recognizing the excess ratably over the accumulation period based on total expected assessments. Liabilities for universal and variable life policies with secondary guarantees (“ULSG”) and paid-up guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The assumptions used in estimating the secondary and paid-up guarantee liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility for variable products are consistent with historical experience of the appropriate underlying equity index, such as the S&P 500 Index.

We regularly review our estimates of liabilities for future policy benefits and compare them with our actual experience. Differences between actual experience and the assumptions used in pricing these policies and guarantees, as well as in the establishment of the related liabilities, result in variances in profit and could result in losses.

See Note 4 of the Notes to the Consolidated Financial Statements for additional information on our liability for future policy benefits.

Reinsurance

Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. We periodically review actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluate the financial strength of counterparties to our reinsurance agreements using criteria similar to that evaluated in our security impairment process. See “— Investment Impairments.” Additionally, for each of our reinsurance agreements, we determine whether the agreement provides indemnification against loss or liability relating to insurance risk, in accordance with applicable accounting standards. We review all contractual features, including those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. If we determine that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, we record the agreement using the deposit method of accounting.

See Note 6 of the Notes to the Consolidated Financial Statements for additional information on our reinsurance programs.

Deferred Policy Acquisition Costs and Value of Business Acquired

We incur significant costs in connection with acquiring new and renewal insurance business. Costs that relate directly to the successful acquisition or renewal of insurance contracts are deferred as DAC. In addition to commissions, certain direct-response advertising expenses and other direct costs, deferrable costs include the portion of an employee’s total compensation and benefits related to time spent selling, underwriting or processing the issuance of new and renewal insurance business only with respect to actual policies acquired or renewed. We utilize various techniques to estimate the portion of an employee’s time spent on qualifying acquisition activities that result in actual sales, including surveys, interviews, representative time studies and other methods. These estimates include assumptions that are reviewed and updated on a periodic basis or more frequently to reflect significant changes in processes or distribution methods.

VOBA represents the excess of book value over the estimated fair value of acquired insurance, annuity, and investment-type contracts in force at the acquisition date. For certain acquired blocks of business, the estimated fair value of the in-force contract obligations exceeded the book value of assumed in-force insurance policy liabilities, resulting in negative VOBA, which is presented separately from VOBA as an additional insurance liability included in other policy-related balances. The estimated fair value of the acquired liabilities is based on projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns, nonperformance risk adjustment and other factors. Actual experience on the purchased business may vary from these projections. The recovery of DAC and VOBA is dependent upon the future profitability of the related business.

Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period, which can result in significant fluctuations in amortization of DAC and VOBA. Our practice to determine the

14	MetLife, Inc.

impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. We monitor these events and only change the assumption when our long-term expectation changes. The effect of an increase (decrease) by 100 basis points in the assumed future rate of return is reasonably likely to result in a decrease (increase) in the DAC and VOBA amortization of approximately $198 million, with an offset to our unearned revenue liability of approximately $22 million for this factor. We use a mean reversion approach to separate account returns where the mean reversion period is five years with a long-term separate account return after the five-year reversion period is over. The current long-term rate of return assumption for the variable universal life contracts and variable deferred annuity contracts is 7.25%.

We also periodically review other long-term assumptions underlying the projections of estimated gross margins and profits. These assumptions primarily relate to investment returns, policyholder dividend scales, interest crediting rates, mortality, persistency, and expenses to administer business. Assumptions used in the calculation of estimated gross margins and profits which may have significantly changed are updated annually. If the update of assumptions causes expected future gross margins and profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross margins and profits to decrease.

Our most significant assumption updates resulting in a change to expected future gross margins and profits and the amortization of DAC and VOBA are due to revisions to expected future investment returns, expenses, in-force or persistency assumptions and policyholder dividends on participating traditional life contracts, variable and universal life contracts and annuity contracts. We expect these assumptions to be the ones most reasonably likely to cause significant changes in the future. Changes in these assumptions can be offsetting and we are unable to predict their movement or offsetting impact over time.

At December 31, 2014, 2013 and 2012, DAC and VOBA for the Company was $24.4 billion, $26.7 billion and $24.8 billion, respectively. Amortization of DAC and VOBA associated with the variable and universal life and the annuity contracts was significantly impacted by movements in equity markets. The following illustrates the effect on DAC and VOBA of changing each of the respective assumptions, as well as updating estimated gross margins or profits with actual gross margins or profits during the years ended December 31, 2014, 2013 and 2012. Increases (decreases) in DAC and VOBA balances, as presented below, resulted in a corresponding decrease (increase) in amortization.

	Years Ended December 31,
	2014	2013	2012
	(In millions)

Investment return	$(45)	$(66)	$(161)

Separate account balances	43	157	39

Net investment gain (loss)	(42)	195	(44)

Guaranteed minimum income benefits	(63)	337	23

Expense	24	36	10

In-force/Persistency	94	72	368

Policyholder dividends and other	(74)	8	(4)

Total	$(63)	$739	$231

The following represent significant items contributing to the changes to DAC and VOBA amortization in 2014:

•

The increase in equity markets during the year increased separate account balances, which led to higher actual and expected future gross profits on variable universal life contracts and variable deferred annuity contracts resulting in a decrease of $43 million in DAC and VOBA amortization.

•	Changes in net investment gains (losses) resulted in the following changes in DAC and VOBA amortization.

–

Actual gross profits decreased as a result of an increase in liabilities associated with guarantee obligations on variable annuities, resulting in a decrease of DAC and VOBA amortization of $118 million, excluding the impact from our nonperformance risk and risk margins, which are described below. This decrease in actual gross profits was more than offset by freestanding derivative gains associated with the hedging of such guarantee obligations, which resulted in an increase in DAC and VOBA amortization of $219 million.

–

The widening of the Company’s nonperformance risk adjustment decreased the valuation of guaranteed liabilities, increased actual gross profits and increased DAC and VOBA amortization by $44 million. This was more than offset by the higher risk margins, which increased the guarantee liability valuations, decreased actual gross profits and decreased DAC and VOBA amortization by $53 million.

–	The remainder of the impact of net investment gains (losses), which decreased DAC and VOBA amortization by $50 million, was primarily attributable to 2014 investment activities.

•	The change in current and future projected guaranteed minimum income benefits (“GMIBs”) liability resulted in an increase to DAC amortization of $63 million.

•

Better than expected persistency and changes in assumptions regarding persistency caused an increase in actual and expected future gross profits resulting in a net decrease in DAC and VOBA amortization of $94 million.

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The following represent significant items contributing to the changes to DAC and VOBA amortization in 2013:

•

The increase in equity markets during the year increased separate account balances, which led to higher actual and expected future gross profits on variable universal life contracts and variable deferred annuity contracts resulting in a decrease of $157 million in DAC and VOBA amortization.

•	Changes in net investment gains (losses) resulted in the following changes in DAC and VOBA amortization:

–

Actual gross profits increased as a result of a decrease in liabilities associated with guarantee obligations on variable annuities, resulting in an increase of DAC and VOBA amortization of $1.1 billion, excluding the impact from our nonperformance risk and risk margins, which are described below. This increase in actual gross profits was more than offset by freestanding derivative losses associated with the hedging of such guarantee obligations, which resulted in a decrease in DAC and VOBA amortization of $1.2 billion.

–

The tightening of our nonperformance risk adjustment increased the valuation of guarantee liabilities, decreased actual gross profits and decreased DAC and VOBA amortization by $94 million. This was partially offset by lower risk margins, which decreased the guarantee liability valuations, increased actual gross profits and increased DAC and VOBA amortization by $60 million.

–	The remainder of the impact of net investment gains (losses), which decreased DAC and VOBA amortization by $72 million, was primarily attributable to 2013 investment activities.

•	The hedging and reinsurance losses associated with the insurance liabilities of the GMIBs decreased actual gross profits and decreased DAC and VOBA amortization by $349 million.

The following represent significant items contributing to the changes to DAC and VOBA amortization in 2012:

•

The increase in actual, as well as changes in projected, investment returns resulted in an increase in actual and a reduction in expected future gross profits on variable universal life contracts and variable deferred annuity contracts resulting in an increase of $161 million in DAC and VOBA amortization.

•

Better than expected persistency and changes in assumptions regarding persistency, especially in the U.S. deferred variable annuity contracts, resulted in an increase in actual and expected future gross profits resulting in a decrease of $368 million in DAC and VOBA amortization.

Our DAC and VOBA balance is also impacted by unrealized investment gains (losses) and the amount of amortization which would have been recognized if such gains and losses had been realized. The increase in unrealized investment gains (losses) decreased the DAC and VOBA balance by $702 million in 2014, while the change in unrealized investment gains increased the DAC and VOBA balance by $1.3 billion and decreased the DAC and VOBA balance by $713 million in 2013 and 2012, respectively. See Notes 5 and 8 of the Notes to the Consolidated Financial Statements for information regarding the DAC and VOBA offset to unrealized investment losses.

Estimated Fair Value of Investments

In determining the estimated fair value of our investments, fair values are based on unadjusted quoted prices for identical investments in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical investments, or other observable inputs. If these inputs are not available, or observable inputs are not determinable, unobservable inputs and/or adjustments to observable inputs requiring management judgment are used to determine the estimated fair value of investments.

The methodologies, assumptions and inputs utilized are described in Note 10 of the Notes to the Consolidated Financial Statements.

Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. Our ability to sell investments, or the price ultimately realized for investments, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain investments.

Investment Impairments

One of the significant estimates related to available-for-sale (“AFS”) securities is our impairment evaluation. The assessment of whether an other-than-temporary impairment (“OTTI”) occurred is based on our case-by-case evaluation of the underlying reasons for the decline in estimated fair value on a security-by-security basis. Our review of each fixed maturity and equity security for OTTI includes an analysis of gross unrealized losses by three categories of severity and/or age of gross unrealized loss. An extended and severe unrealized loss position on a fixed maturity security may not have any impact on the ability of the issuer to service all scheduled interest and principal payments. Accordingly, such an unrealized loss position may not impact our evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, greater weight and consideration are given to a decline in estimated fair value and the likelihood such estimated fair value decline will recover.

Additionally, we consider a wide range of factors about the security issuer and use our best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in our evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Factors we consider in the OTTI evaluation process are described in Note 8 of the Notes to the Consolidated Financial Statements.

The determination of the amount of allowances and impairments on the remaining invested asset classes is highly subjective and is based upon our periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available.

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See Notes 1 and 8 of the Notes to the Consolidated Financial Statements for additional information relating to our determination of the amount of allowances and impairments.

Derivatives

The determination of estimated fair value of freestanding derivatives, when quoted market values are not available, is based on market standard valuation methodologies and inputs that management believes are consistent with what other market participants would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk, nonperformance risk, volatility, liquidity and changes in estimates and assumptions used in the pricing models. See Note 10 of the Notes to the Consolidated Financial Statements for additional details on significant inputs into the over-the-counter (“OTC”) derivative pricing models and credit risk adjustment.

We issue variable annuity products with guaranteed minimum benefits, some of which are embedded derivatives measured at estimated fair value separately from the host variable annuity product, with changes in estimated fair value reported in net derivative gains (losses). The estimated fair values of these embedded derivatives are determined based on the present value of projected future benefits minus the present value of projected future fees. The projections of future benefits and future fees require capital market and actuarial assumptions, including expectations concerning policyholder behavior. A risk neutral valuation methodology is used under which the cash flows from the guarantees are projected under multiple capital market scenarios using observable risk-free rates. The valuation of these embedded derivatives also includes an adjustment for our nonperformance risk and risk margins for non-capital market inputs. The nonperformance risk adjustment, which is captured as a spread over the risk-free rate in determining the discount rate to discount the cash flows of the liability, is determined by taking into consideration publicly available information relating to spreads in the secondary market for MetLife, Inc.’s debt, including related credit default swaps. These observable spreads are then adjusted, as necessary, to reflect the priority of these liabilities and the claims paying ability of the issuing insurance subsidiaries compared to MetLife, Inc. Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties in certain actuarial assumptions. The establishment of risk margins requires the use of significant management judgment, including assumptions of the amount and cost of capital needed to cover the guarantees.

The table below illustrates the impact that a range of reasonably likely variances in credit spreads would have on our consolidated balance sheet, excluding the effect of income tax, related to the embedded derivative valuation on certain variable annuity products measured at estimated fair value. However, these estimated effects do not take into account potential changes in other variables, such as equity price levels and market volatility, which can also contribute significantly to changes in carrying values. Therefore, the table does not necessarily reflect the ultimate impact on the consolidated financial statement under the credit spread variance scenarios presented below.

In determining the ranges, we have considered current market conditions, as well as the market level of spreads that can reasonably be anticipated over the near term. The ranges do not reflect extreme market conditions experienced during the financial crisis as we do not consider those to be reasonably likely events in the near future.

	Changes in Balance Sheet Carrying Value At December 31, 2014

	Policyholder Account Balances	DAC and VOBA
	(In millions)

100% increase in our credit spread	$(413)	$(593)

As reported	$(146)	$(557)

50% decrease in our credit spread (1)	$—	$(537)

(1) Results in less than a $1 million impact to policyholder account balances.

The accounting for derivatives is complex and interpretations of accounting standards continue to evolve in practice. If it is determined that hedge accounting designations were not appropriately applied, reported net income could be materially affected. Assessments of hedge effectiveness and measurements of ineffectiveness of hedging relationships are also subject to interpretations and estimations and different interpretations or estimates may have a material effect on the amount reported in net income.

Variable annuities with guaranteed minimum benefits may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates, changes in our nonperformance risk, variations in actuarial assumptions regarding policyholder behavior, mortality and risk margins related to non-capital market inputs, may result in significant fluctuations in the estimated fair value of the guarantees that could materially affect net income. If interpretations change, there is a risk that features previously not bifurcated may require bifurcation and reporting at estimated fair value in the consolidated financial statements and respective changes in estimated fair value could materially affect net income.

Additionally, we ceded the risk associated with certain of the variable annuities with guaranteed minimum benefits described in the preceding paragraphs. The value of the embedded derivatives on the ceded risk is determined using a methodology consistent with that described previously for the guarantees directly written by us with the exception of the input for nonperformance risk that reflects the credit of the reinsurer. Because certain of the direct guarantees do not meet the definition of an embedded derivative and, thus are not accounted for at fair value, significant fluctuations in net income may occur since the change in fair value of the embedded derivative on the ceded risk is being recorded in net income without a corresponding and offsetting change in fair value of the direct guarantee.

See Note 9 of the Notes to the Consolidated Financial Statements for additional information on our derivatives and hedging programs.

MetLife, Inc.	17

Goodwill

Goodwill is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test.

For purposes of goodwill impairment testing, if the carrying value of a reporting unit exceeds its estimated fair value, the implied fair value of the reporting unit goodwill is compared to the carrying value of that goodwill to measure the amount of impairment loss, if any. In such instances, the implied fair value of the goodwill is determined in the same manner as the amount of goodwill that would be determined in a business acquisition. The Company tests goodwill for impairment by either performing a qualitative assessment or a two-step quantitative test. The qualitative assessment is an assessment of historical information and relevant events and circumstances to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. The Company may elect not to perform the qualitative assessment for some or all of its reporting units and instead perform a two-step quantitative impairment test. In performing the two-step quantitative impairment test, the Company may use a market multiple valuation approach and a discounted cash flow valuation approach. For reporting units which are particularly sensitive to market assumptions, the Company may use additional valuation methodologies to estimate the reporting units’ fair values. The key inputs, judgments and assumptions necessary in determining estimated fair value of the reporting units include projected operating earnings, current book value, the level of economic capital required to support the mix of business, long-term growth rates, comparative market multiples, the account value of in-force business, projections of new and renewal business, as well as margins on such business, the level of interest rates, credit spreads, equity market levels, and the discount rate that we believe is appropriate for the respective reporting unit.

Effective January 1, 2015, the Company implemented certain segment reporting changes, which were approved by the chief operating decision maker in the fourth quarter of 2014. As a result, goodwill was re-tested for impairment during the fourth quarter of 2014 using estimated revised carrying amounts of the reporting units. The Company concluded that the fair values of all reporting units were in excess of their carrying value and, therefore, goodwill was not impaired. See Note 2 of the Notes to the Consolidated Financial Statements.

During the 2014 and 2013 annual goodwill impairment tests, we concluded that the fair values of all reporting units were in excess of their carrying values and, therefore, goodwill was not impaired.

In 2012, we performed the annual goodwill impairment test on our Retail Annuities reporting unit using both the market multiple and discounted cash flow valuation approaches. Results for both approaches indicated that the fair value of the Retail Annuities reporting unit was below its carrying value. As a result, an actuarial appraisal, which estimates the net worth of the reporting unit, the value of existing business and the value of new business, was performed. This appraisal resulted in a fair value of the Retail Annuities reporting unit that was less than the carrying value, indicating a potential for goodwill impairment. The actuarial appraisal reflected the expected market impact to a buyer of changes in the regulatory environment, continued low interest rates for an extended period of time, and other market and economic factors. We performed Step 2 of the goodwill impairment process, which compares the implied fair value of the reporting unit’s goodwill with its carrying value. This analysis indicated that the recorded goodwill associated with this reporting unit was not recoverable. Therefore, we recorded a non-cash charge of $1.9 billion ($1.6 billion, net of income tax) for the impairment of the entire goodwill balance that is reported in goodwill impairment in the consolidated statements of operations and comprehensive income for the year ended December 31, 2012.

We apply significant judgment when determining the estimated fair value of our reporting units and when assessing the relationship of market capitalization to the aggregate estimated fair value of our reporting units. The valuation methodologies utilized are subject to key judgments and assumptions that are sensitive to change. Estimates of fair value are inherently uncertain and represent only management’s reasonable expectation regarding future developments. These estimates and the judgments and assumptions upon which the estimates are based will, in all likelihood, differ in some respects from actual future results. Declines in the estimated fair value of our reporting units could result in goodwill impairments in future periods which could materially adversely affect our results of operations or financial position.

See Note 11 of the Notes to the Consolidated Financial Statements for additional information on our goodwill.

Employee Benefit Plans

Certain subsidiaries of MetLife, Inc. sponsor and/or administer various plans that provide defined benefit pension and other postretirement benefits covering eligible employees and sales representatives. The calculation of the obligations and expenses associated with these plans requires an extensive use of assumptions such as the discount rate, expected rate of return on plan assets, rate of future compensation increases and healthcare cost trend rates, as well as assumptions regarding participant demographics such as rate and age of retirements, withdrawal rates and mortality. In consultation with external actuarial firms, we determine these assumptions based upon a variety of factors such as historical experience of the plan and its assets, currently available market and industry data, and expected benefit payout streams.

We determine the expected rate of return on plan assets based upon an approach that considers inflation, real return, term premium, credit spreads, equity risk premium and capital appreciation, as well as expenses, expected asset manager performance, asset weights and the effect of rebalancing. Given the amount of plan assets as of December 31, 2013, the beginning of the measurement year, if we had assumed an expected rate of return for both our pension and other postretirement benefit plans that was 100 basis points higher or 100 basis points lower than the rates we assumed, the change in our net periodic benefit costs would have been a decrease of $92 million and an increase of $92 million, respectively, in 2014. This considers only changes in our assumed long-term rate of return given the level and mix of invested assets at the beginning of the year, without consideration of possible changes in any of the other assumptions described above that could ultimately accompany any changes in our assumed long-term rate of return.

We determine the discount rates used to value the pension and postretirement obligations, based upon rates commensurate with current yields on high quality corporate bonds. Given our pension and postretirement obligations as of December 31, 2013, the beginning of the measurement year, if we had assumed a discount rate for both our pension and postretirement benefit plans that was 100 basis points higher or 100 basis points lower than the rates we assumed, the change in our net periodic benefit costs would have been a decrease of $130 million and an increase of $144 million, respectively, in 2014. This considers only changes in our assumed discount rates without consideration of possible

18	MetLife, Inc.

changes in any of the other assumptions described above that could ultimately accompany any changes in our assumed discount rate. The assumptions used may differ materially from actual results due to, among other factors, changing market and economic conditions and changes in participant demographics. These differences may have a significant effect on the Company’s consolidated financial statements and liquidity.

See Note 18 of the Notes to the Consolidated Financial Statements for additional discussion of assumptions used in measuring liabilities relating to our employee benefit plans.

Income Taxes

We provide for federal, state and foreign income taxes currently payable, as well as those deferred due to temporary differences between the financial reporting and tax bases of assets and liabilities. Our accounting for income taxes represents our best estimate of various events and transactions. These tax laws are complex and are subject to differing interpretations by the taxpayer and the relevant governmental taxing authorities. In establishing a provision for income tax expense, we must make judgments and interpretations about the application of these inherently complex tax laws. We must also make estimates about when in the future certain items will affect taxable income in the various tax jurisdictions, both domestic and foreign.

The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances. When making such determination, the Company considers many factors, including:

(i)	the nature, frequency, and amount of cumulative financial reporting income and losses in recent years;

(ii)	the jurisdiction in which the deferred tax asset was generated;

(iii)	the length of time that carryforwards can be utilized in the various taxing jurisdiction;

(iv)	future taxable income exclusive of reversing temporary differences and carryforwards;

(v)	future reversals of existing taxable temporary differences;

(vi)	taxable income in prior carryback years; and

(vii)	tax planning strategies.

Disputes over interpretations of the tax laws may be subject to review and adjudication by the court systems of the various tax jurisdictions or may be settled with the taxing authority upon audit. We determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit is recorded in the financial statements. We may be required to change our provision for income taxes when estimates used in determining valuation allowances on deferred tax assets significantly change, or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the financial statements in the year these changes occur.

See Note 19 of the Notes to the Consolidated Financial Statements for additional information on our income taxes.

Litigation Contingencies

We are a party to a number of legal actions and are involved in a number of regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on our financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Liabilities related to certain lawsuits, including our asbestos-related liability, are especially difficult to estimate due to the limitation of available data and uncertainty regarding numerous variables that can affect liability estimates. The data and variables that impact the assumptions used to estimate our asbestos-related liability include the number of future claims, the cost to resolve claims, the disease mix and severity of disease in pending and future claims, the impact of the number of new claims filed in a particular jurisdiction and variations in the law in the jurisdictions in which claims are filed, the possible impact of tort reform efforts, the willingness of courts to allow plaintiffs to pursue claims against us when exposure to asbestos took place after the dangers of asbestos exposure were well known, and the impact of any possible future adverse verdicts and their amounts. On a quarterly and annual basis, we review relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in our consolidated financial statements. It is possible that an adverse outcome in certain of our litigation and regulatory investigations, including asbestos-related cases, or the use of different assumptions in the determination of amounts recorded could have a material effect upon our consolidated net income or cash flows in particular quarterly or annual periods.

See Note 21 of the Notes to the Consolidated Financial Statements for additional information regarding our assessment of litigation contingencies.

Economic Capital

Economic capital is an internally developed risk capital model, the purpose of which is to measure the risk in the business and to provide a basis upon which capital is deployed. The economic capital model accounts for the unique and specific nature of the risks inherent in our business.

Our economic capital model aligns segment allocated equity with emerging standards and consistent risk principles. The model applies statistics-based risk evaluation principles to the material risks to which the Company is exposed. These consistent risk principles include

MetLife, Inc.	19

calibrating required economic capital shock factors to a specific confidence level and time horizon and applying an industry standard method for the inclusion of diversification benefits among risk types. Economic capital-based risk estimation is an evolving science and industry best practices have emerged and continue to evolve. Areas of evolving industry best practices include stochastic liability valuation techniques, alternative methodologies for the calculation of diversification benefits, and the quantification of appropriate shock levels.

For our domestic segments, net investment income is credited or charged based on the level of allocated equity; however, changes in allocated equity do not impact our consolidated net investment income, operating earnings or income (loss) from continuing operations, net of income tax.

Net investment income is based upon the actual results of each segment’s specifically identifiable investment portfolios adjusted for allocated equity. Other costs are allocated to each of the segments based upon: (i) a review of the nature of such costs; (ii) time studies analyzing the amount of employee compensation costs incurred by each segment; and (iii) cost estimates included in the Company’s product pricing.

MetLife management is responsible for the ongoing production and enhancement of the economic capital model and reviews its approach periodically to ensure that it remains consistent with emerging industry practice standards. See “— Executive Summary — Consolidated Company Outlook” for information regarding the change in our capital allocation methodology.

Acquisitions and Dispositions

In July 2014, all regulatory approvals necessary to establish the previously announced life insurance joint venture in Vietnam among MetLife, Inc. (through MetLife Limited), Joint Stock Commercial Bank for Investment & Development of Vietnam and Bank for Investment & Development of Vietnam Insurance Joint Stock Corporation were received. Operations of the joint venture (BIDV MetLife Life Insurance Limited Liability Company) commenced in the fourth quarter of 2014.

In April 2014, MetLife, Inc. and Malaysia’s AMMB Holdings Bhd (“AMMB”) successfully completed the formation of their previously announced strategic partnership, in which each now holds approximately 50% of both AmMetLife Insurance Berhad and AmMetTakaful Berhad, each of which became parties to exclusive 20-year distribution agreements with AMMB bank affiliates.

See Note 3 of the Notes to the Consolidated Financial Statements for further information regarding the Company’s acquisitions and dispositions.

20	MetLife, Inc.

Results of Operations

Consolidated Results

Sales experience was mixed across our businesses for the year ended December 31, 2014 as compared to 2013. With the slow and steady economic recovery in the U.S., our group term life, dental and disability businesses generated premium growth through stronger sales and improved persistency, with the dental business also benefiting from the positive impact of pricing actions on existing business. The introduction of new products also drove growth in our voluntary benefits business. The sustained low interest rate environment has contributed to the underfunding of pension plans; as a result, we experienced a decrease in sales of pension closeouts. Competitive pricing and a relative increase in participation drove an increase in structured settlement sales. Sales of domestic variable annuities declined as we continued to focus on pricing discipline and risk management. Sales in the majority of our other businesses abroad improved. In our Retail segment, higher fixed and indexed annuity sales were partially offset by lower sales of life products, mainly driven by the discontinuance of our lifetime secondary guarantees on universal life products.

	Years Ended December 31,
	2014	2013	2012
	(In millions)

Revenues

Premiums	$39,067	$37,674	$37,975

Universal life and investment-type product policy fees	9,946	9,451	8,556

Net investment income	21,153	22,232	21,984

Other revenues	2,030	1,920	1,906

Net investment gains (losses)	(197)	161	(352)

Net derivative gains (losses)	1,317	(3,239)	(1,919)

Total revenues	73,316	68,199	68,150

Expenses

Policyholder benefits and claims and policyholder dividends	40,478	39,366	39,356

Interest credited to policyholder account balances	6,943	8,179	7,729

Goodwill impairment	—	—	1,868

Capitalization of DAC	(4,183)	(4,786)	(5,289)

Amortization of DAC and VOBA	4,132	3,550	4,199

Amortization of negative VOBA	(442)	(579)	(622)

Interest expense on debt	1,216	1,282	1,356

Other expenses	16,368	17,135	18,111

Total expenses	64,512	64,147	66,708

Income (loss) from continuing operations before provision for income tax	8,804	4,052	1,442

Provision for income tax expense (benefit)	2,465	661	128

Income (loss) from continuing operations, net of income tax	6,339	3,391	1,314

Income (loss) from discontinued operations, net of income tax	(3)	2	48

Net income (loss)	6,336	3,393	1,362

Less: Net income (loss) attributable to noncontrolling interests	27	25	38

Net income (loss) attributable to MetLife, Inc.	6,309	3,368	1,324

Less: Preferred stock dividends	122	122	122

Net income (loss) available to MetLife, Inc.’s common shareholders	$6,187	$3,246	$1,202

Year Ended December 31, 2014 Compared with the Year Ended December 31, 2013

During the year ended December 31, 2014, income (loss) from continuing operations, before provision for income tax, increased $4.8 billion ($2.9 billion, net of income tax) from 2013 primarily driven by a favorable change in net derivative gains (losses), partially offset by an unfavorable change in net investment gains (losses). Income (loss) from continuing operations, before provision for income tax also reflects a $262 million ($174 million, net of income tax) favorable change as a result of our annual assumption reviews related to reserves and DAC.

We manage our investment portfolio using disciplined ALM principles, focusing on cash flow and duration to support our current and future liabilities. Our intent is to match the timing and amount of liability cash outflows with invested assets that have cash inflows of comparable timing and amount, while optimizing risk-adjusted net investment income and risk-adjusted total return. Our investment portfolio is heavily weighted

MetLife, Inc.	21

toward fixed income investments, with over 80% of our portfolio invested in fixed maturity securities and mortgage loans. These securities and loans have varying maturities and other characteristics which cause them to be generally well suited for matching the cash flow and duration of insurance liabilities. We also use derivatives as an integral part of our management of the investment portfolio to hedge certain risks, including changes in interest rates, foreign currency exchange rates, credit spreads and equity market levels.

We purchase investments to support our insurance liabilities and not to generate net investment gains and losses. However, net investment gains and losses are incurred and can change significantly from period to period due to changes in external influences, including changes in market factors such as interest rates, foreign currency exchange rates, credit spreads and equity markets; counterparty specific factors such as financial performance, credit rating and collateral valuation; and internal factors such as portfolio rebalancing. Changes in these factors from period to period can significantly impact the levels of both impairments and realized gains and losses on investments sold.

We use freestanding interest rate, equity, credit and currency derivatives to hedge certain invested assets and insurance liabilities. Certain of these hedges are designated and qualify as accounting hedges, which reduce volatility in earnings. For those hedges not designated as accounting hedges, changes in market factors lead to the recognition of fair value changes in net derivative gains (losses) generally without an offsetting gain or loss recognized in earnings for the item being hedged which creates volatility in earnings.

Certain variable annuity products with guaranteed minimum benefits contain embedded derivatives that are measured at estimated fair value separately from the host variable annuity contract, with changes in estimated fair value recorded in net derivative gains (losses). We use freestanding derivatives to hedge the market risks inherent in these variable annuity guarantees. The valuation of these embedded derivatives includes a nonperformance risk adjustment, which is unhedged and can be a significant driver of net derivative gains (losses) and volatility in earnings, but does not have an economic impact on us.

The variable annuity embedded derivatives and associated freestanding derivative hedges are collectively referred to as “VA program derivatives” in the following table. All other derivatives that are economic hedges of certain invested assets and insurance liabilities are referred to as “non-VA program derivatives” in the following table. The table below presents the impact on net derivative gains (losses) from non-VA program derivatives and VA program derivatives:

	Years Ended December 31,
	2014	2013
	(In millions)

Non-VA program derivatives

Interest rate	$927	$(1,609)

Foreign currency exchange rate	(25)	(1,225)

Credit	89	187

Equity	(62)	(61)

Non-VA embedded derivatives	(99)	123

Total non-VA program derivatives	830	(2,585)

VA program derivatives

Market risks in embedded derivatives	31	6,101

Nonperformance risk on embedded derivatives	13	(952)

Other risks in embedded derivatives	(266)	(169)

Total embedded derivatives	(222)	4,980

Freestanding derivatives hedging embedded derivatives	709	(5,634)

Total VA program derivatives	487	(654)

Net derivative gains (losses)	$1,317	$(3,239)

The favorable change in net derivative gains (losses) on non-VA program derivatives was $3.4 billion ($2.2 billion, net of income tax). This was primarily due to long-term interest rates decreasing in 2014 and increasing in 2013, favorably impacting receive-fixed interest rate swaps and interest rate swaptions. These freestanding derivatives were primarily hedging long duration liability portfolios. The strengthening of the U.S. dollar relative to other key currencies, as well as the Japanese yen weakening less against the U.S. dollar in 2014 versus 2013, favorably impacted foreign currency swaps and forwards that primarily hedge foreign denominated fixed maturity securities. Because certain of these hedging strategies are not designated or do not qualify as accounting hedges, the changes in the estimated fair value of these freestanding derivatives are recognized in net derivative gains (losses) without an offsetting gain or loss recognized in earnings for the item being hedged.

The favorable change in net derivative gains (losses) on VA program derivatives was $1.1 billion ($742 million, net of income tax). This was due to a favorable change of $965 million ($627 million, net of income tax) related to the change in the nonperformance risk adjustment on embedded derivatives and a favorable change of $273 million ($178 million, net of income tax) on market risks in embedded derivatives, net of the impact of freestanding derivatives hedging those risks, partially offset by an unfavorable change of $97 million ($63 million, net of income tax) on other risks in embedded derivatives. Other risks relate primarily to the impact of policyholder behavior and other non-market risks that generally cannot be hedged.

22	MetLife, Inc.

The aforementioned $965 million ($627 million, net of income tax) favorable change in the nonperformance risk adjustment was due to a favorable change of $629 million, before income tax, as a result of changes in capital market inputs, such as long-term interest rates and key equity index levels, on the variable annuity guarantees, as well as a favorable change of $336 million, before income tax, related to changes in our own credit spread.

When equity index levels decrease in isolation, the variable annuity guarantees become more valuable to policyholders, which results in an increase in the undiscounted embedded derivative liability. Discounting this unfavorable change by the risk adjusted rate yields a smaller loss than by discounting at the risk free rate, thus creating a gain from including an adjustment for nonperformance risk.

When the risk free interest rate decreases in isolation, discounting the embedded derivative liability produces a higher valuation of the liability than if the risk free interest rate had remained constant. Discounting this unfavorable change by the risk adjusted rate yields a smaller loss than by discounting at the risk free interest rate, thus creating a gain from including an adjustment for nonperformance risk.

When our own credit spread increases in isolation, discounting the embedded derivative liability produces a lower valuation of the liability than if our own credit spread had remained constant. As a result, a gain is created from including an adjustment for nonperformance risk. For each of these primary market drivers, the opposite effect occurs when they move in the opposite direction.

The foregoing $273 million ($178 million, net of income tax) favorable change was comprised of a $6.3 billion ($4.1 billion, net of income tax) favorable change in freestanding derivatives hedging market risks in embedded derivatives, which was largely offset by a $6.1 billion ($3.9 billion, net of income tax) unfavorable change in market risks in embedded derivatives.

The primary changes in market factors are summarized as follows:

•

Long-term interest rates decreased in 2014 and increased in 2013, contributing to a favorable change in our freestanding derivatives and an unfavorable change in our embedded derivatives. For example, the 30-year U.S. swap rate decreased by 31% in 2014 and increased by 40% in 2013.

•

Key equity index levels increased less in 2014 than in 2013, contributing to a favorable change in our freestanding derivatives and an unfavorable change in our embedded derivatives. For example, the S&P 500 increased by 11% in 2014 and increased by 30% in 2013.

•

Changes in foreign currency exchange rates contributed to a favorable change in our freestanding derivatives and an unfavorable change in our embedded derivatives. For example, the U.S. dollar strengthened against the Japanese yen by 14% in 2014 as compared with 22% in 2013.

The foregoing $97 million ($63 million, net of income tax) unfavorable change in other risks in embedded derivatives was primarily due to an increase in the risk margin adjustment caused by higher policyholder behavior risks, along with updates to the actuarial assumptions, partially offset by favorable changes in all other risk factors.

The unfavorable change in net investment gains (losses) of $358 million ($233 million, net of income tax) primarily reflects a 2014 loss on the disposition of MAL, partially offset by 2014 gains on sales of real estate and real estate joint ventures.

Our 2014 results include a $161 million ($105 million, net of income tax) benefit associated with our annual assumption review related to reserves and DAC, of which $137 million ($89 million, net of income tax) was recognized in net derivative gains (losses). Of the $161 million benefit, $82 million ($53 million, net of income tax) was related to DAC and $79 million ($52 million, net of income tax) was associated with reserves.

The $137 million gain recognized in net derivative gains (losses) associated with our annual assumption review was included within the other risks in embedded derivatives caption in the table above.

As a result of our annual assumption review, changes were made to economic, policyholder behavior, mortality and other assumptions. The most significant impacts were in the Retail Life and Annuity blocks of businesses and are summarized as follows:

•	Changes in economic assumptions resulted in a decrease in reserves, offset by unfavorable DAC, resulting in a net benefit of $229 million ($149 million, net of income tax).

•	Changes to policyholder behavior and mortality assumptions resulted in reserve increases, offset by favorable DAC, resulting in a net loss of $175 million ($114 million, net of income tax).

•

The remaining updates resulted in a decrease in reserves, coupled with favorable DAC, resulting in a benefit of $107 million ($70 million, net of income tax). The most notable update was related to our projection of closed block results.

Our 2013 results include a $101 million ($69 million, net of income tax) charge associated with our annual assumption review related to reserves and DAC, of which $138 million ($90 million, net of income tax) was recognized in net derivative gains (losses). Of the $101 million charge, $228 million ($150 million, net of income tax) was related to reserves, offset by $127 million ($81 million, net of income tax) associated with DAC. The $138 million loss recorded in net derivative gains (losses) associated with our annual assumption review was included within the other risks in embedded derivatives caption in the table above.

Income (loss) from continuing operations, before provision for income tax, related to the divested businesses, excluding net investment gains (losses) and net derivative gains (losses), improved $156 million to a loss of $13 million in 2014 from a loss of $169 million in 2013. Included in this improvement was a decrease in total revenues of $142 million, before income tax, and a decrease in total expenses of $298 million, before income tax. The divested businesses include certain MetLife Bank businesses and MAL.

Income tax expense for the year ended December 31, 2014 was $2.5 billion, or 28% of income (loss) from continuing operations before provision for income tax, compared with $661 million, or 16% of income (loss) from continuing operations before provision for income tax, for

MetLife, Inc.	23

the year ended December 31, 2013. The Company’s 2014 and 2013 effective tax rates differed from the U.S. statutory rate of 35% primarily due to non-taxable investment income, tax credits for low income housing, and foreign earnings taxed at lower rates than the U.S. statutory rate. The Company’s 2013 effective tax rate also reflected tax benefits in Japan related to the 2012 branch restructuring and the estimated reversal of temporary differences. Our 2014 results include a $38 million tax charge related to a portion of the aforementioned settlement of a licensing matter, and the PPACA fee, both of which were not deductible for income tax purposes, as well as a $54 million tax charge related to tax reform in Chile and a $45 million tax charge related to the repatriation of earnings from Japan. These charges were partially offset by a $32 million one-time tax benefit related to the filing of the Company’s U.S. federal tax return. In addition, in 2013, the Company received an income tax refund from the Japanese tax authority and recorded a $119 million reduction to income tax expense.

As more fully described in “— Non-GAAP and Other Financial Disclosures,” we use operating earnings, which does not equate to income (loss) from continuing operations, net of income tax, as determined in accordance with GAAP, to analyze our performance, evaluate segment performance, and allocate resources. We believe that the presentation of operating earnings and operating earnings available to common shareholders, as we measure it for management purposes, enhances the understanding of our performance by highlighting the results of operations and the underlying profitability drivers of the business. Operating earnings and operating earnings available to common shareholders should not be viewed as substitutes for income (loss) from continuing operations, net of income tax, and net income (loss) available to MetLife, Inc.’s common shareholders, respectively. Operating earnings available to common shareholders increased $299 million, net of income tax, to $6.6 billion, net of income tax, for the year ended December 31, 2014 from $6.3 billion, net of income tax, for the year ended December 31, 2013.

Year Ended December 31, 2013 Compared with the Year Ended December 31, 2012

During the year ended December 31, 2013, income (loss) from continuing operations, before provision for income tax, increased $2.6 billion ($2.1 billion, net of income tax) from 2012 primarily driven by a 2012 goodwill impairment charge combined with favorable changes in net investment gains (losses) and operating earnings, partially offset by an unfavorable change in net derivative gains (losses). Also included in income (loss) from continuing operations, before provision for income tax, are the improved results of the divested businesses.

The variable annuity embedded derivatives and associated freestanding derivative hedges are collectively referred to as “VA program derivatives” in the following table. All other derivatives that are economic hedges of certain invested assets and insurance liabilities are referred to as “non-VA program derivatives” in the following table. The table below presents the impact on net derivative gains (losses) from non-VA program derivatives and VA program derivatives:

	Years Ended December 31,
	2013	2012
	(In millions)

Non-VA program derivatives

Interest rate	$(1,609)	$271

Foreign currency exchange rate	(1,225)	(426)

Credit	187	(105)

Equity	(61)	1

Non-VA embedded derivatives	123	(61)

Total non-VA program derivatives	(2,585)	(320)

VA program derivatives

Market risks in embedded derivatives	6,101	4,303

Nonperformance risk on embedded derivatives	(952)	(1,659)

Other risks in embedded derivatives	(169)	(1,344)

Total embedded derivatives	4,980	1,300

Freestanding derivatives hedging embedded derivatives	(5,634)	(2,899)

Total VA program derivatives	(654)	(1,599)

Net derivative gains (losses)	$(3,239)	$(1,919)

The unfavorable change in net derivative gains (losses) on non-VA program derivatives was $2.3 billion ($1.5 billion, net of income tax). This was primarily due to long-term interest rates increasing more in 2013 than in 2012, unfavorably impacting receive-fixed interest rate swaps, net long interest rate floors and receiver swaptions. These freestanding derivatives were primarily hedging long duration liability portfolios. The weakening of the Japanese yen relative to other key currencies unfavorably impacted foreign currency forwards and futures that primarily hedge certain bonds. Because certain of these hedging strategies are not designated or do not qualify as accounting hedges, the changes in the estimated fair value of these freestanding derivatives are recognized in net derivative gains (losses) without an offsetting gain or loss recognized in earnings for the item being hedged.

The favorable change in net derivative gains (losses) on VA program derivatives was $945 million ($614 million, net of income tax). This was due to a favorable change of $1.2 billion ($763 million, net of income tax) on other risks in embedded derivatives, a favorable change of $707 million ($460 million, net of income tax) related to the change in the nonperformance risk adjustment on embedded derivatives and an

24	MetLife, Inc.

unfavorable change of $937 million ($609 million, net of income tax) on market risks in embedded derivatives, net of the impact of freestanding derivatives hedging those risks. Other risks relate primarily to the impact of policyholder behavior and other non-market risks that generally cannot be hedged.

The nonperformance risk adjustment loss of $952 million ($619 million, net of income tax) in 2013 was comprised of a loss of $337 million due to a decrease in our own credit spread, as well as a loss of $615 million due to the impact of changes in capital market inputs, such as long-term interest rates and key equity index levels, on the variable annuity guarantees. We calculate the nonperformance risk adjustment as the change in the embedded derivative discounted at the risk adjusted rate (which includes our own credit spread to the extent that the embedded derivative is in-the-money) less the change in the embedded derivative discounted at the risk-free rate.

The foregoing $1.2 billion ($763 million, net of income tax) favorable change in other risks in embedded derivatives was primarily due to the cross effect of capital markets changes and refinements in the attribution analysis and valuation model, including periodic updates to actuarial assumptions and updates to better reflect product features, which accounted for $961 million of this favorable change. Other items contributing to this change included:

•	A decrease in the risk margin adjustment caused by lower policyholder behavior risks, which resulted in a favorable year over year change in the valuation of the embedded derivatives.

•

The mismatch of fund performance between actual and modeled funds and periodic updates to the mapping of policyholder funds into groups of representative indices, which resulted in a favorable year over year change in the valuation of the embedded derivatives.

•	A combination of other factors, such as in-force changes, resulted in an unfavorable year over year change in the valuation of the embedded derivatives.

The foregoing $937 million ($609 million, net of income tax) unfavorable change is comprised of a $2.7 billion ($1.8 billion, net of income tax) unfavorable change in freestanding derivatives that hedge market risks in embedded derivatives, which was partially offset by a $1.8 billion ($1.2 billion, net of income tax) favorable change in market risks in embedded derivatives.

The primary changes in market factors are summarized as follows:

•	Long-term interest rates increased more in 2013 than in 2012, contributing to an unfavorable change in our freestanding derivatives and a favorable change in our embedded derivatives.

•	Key equity index levels increased more in 2013 than in 2012 contributing to an unfavorable change in our freestanding derivatives and a favorable change in our embedded derivatives.

•	Key equity volatility measures decreased less in 2013 than in 2012, contributing to a favorable change in our freestanding derivatives and an unfavorable change in our embedded derivatives.

•	Changes in foreign currency exchange rates contributed to an unfavorable change in our freestanding derivatives and a favorable change in our embedded derivatives.

The favorable change in net investment gains (losses) primarily reflects an increase in net gains on sales of fixed maturity securities in 2013 coupled with a decrease in fixed maturity securities impairments from lower intent-to-sell impairments and improving economic fundamentals.

During our 2013 goodwill impairment testing, we determined that goodwill was not impaired. In 2012, we recorded a $1.9 billion ($1.6 billion, net of income tax) non-cash charge for goodwill impairment associated with our U.S. Retail annuities business.

Our 2013 results include a $101 million ($69 million, net of income tax) charge associated with the global review of assumptions related to reserves and DAC, of which $138 million ($90 million, net of income tax) was recognized in net derivative gains (losses). Of the $101 million charge, $228 million ($150 million, net of income tax) was related to reserves, offset by $127 million ($81 million, net of income tax) associated with DAC.

The foregoing $138 million loss recorded in net derivative gains (losses) associated with the global review of assumptions was included within the other risks in embedded derivatives caption in the table above.

As a result of the global review of assumptions, changes were made to policyholder behavior and mortality assumptions, as well as to economic assumptions. The most significant impacts were in Retail Annuities.

•	Changes to policyholder behavior and mortality assumptions resulted in reserve increases, offset by favorable DAC, for a net loss of $154 million ($103 million, net of income tax).

•	Changes in economic assumptions resulted in a decrease in reserves, offset by unfavorable DAC, for a net benefit of $53 million ($34 million, net of income tax).

Income (loss) from continuing operations, before provision for income tax, related to divested businesses, excluding net investment gains (losses) and net derivative gains (losses), increased $448 million to a loss of $169 million in 2013 from a loss of $617 million in 2012. Included in this improvement was a decrease in total revenues of $970 million, before income tax, and a decrease in total expenses of $1.4 billion, before income tax.

Income tax expense for the year ended December 31, 2013 was $661 million, or 16% of income (loss) from continuing operations before income tax, compared with $128 million, or 9% of income (loss) from continuing operations before income tax, for 2012. Foreign earnings include one-time tax benefits of $119 million related to the receipt of a Japan tax refund, $69 million related to the estimated reversal of Japan temporary differences, and $65 million related to the change in repatriation assumptions for foreign earnings of certain European operations. In addition, as previously mentioned, the year ended December 31, 2012 included a $1.9 billion ($1.6 billion, net of income tax) non-cash charge for goodwill impairment. The tax benefit associated with this charge was limited to $247 million on the associated tax goodwill.

Operating earnings available to common shareholders increased $612 million, net of income tax, to $6.3 billion, net of income tax, for the year ended December 31, 2013 from $5.6 billion, net of income tax, in 2012.

MetLife, Inc.	25

Reconciliation of income (loss) from continuing operations, net of income tax, to operating earnings available to common shareholders

Year Ended December 31, 2014

	Retail	Group, Voluntary & Worksite Benefits	Corporate Benefit Funding	Latin America	Asia	EMEA	Corporate & Other	Total
	(In millions)
Income (loss) from continuing operations, net of income tax	$2,574	$1,073	$1,371	$457	$1,181	$407	$(724)	$6,339
Less: Net investment gains (losses)	(7)	(39)	(432)	30	512	(17)	(244)	(197)
Less: Net derivative gains (losses)	564	525	352	(60)	(532)	114	354	1,317
Less: Goodwill impairment	—	—	—	—	—	—	—	—
Less: Other adjustments to continuing operations (1)	(671)	(167)	(112)	(243)	(122)	36	(97)	(1,376)
Less: Provision for income tax (expense) benefit	42	(111)	52	48	35	(88)	(65)	(87)

Operating earnings	$2,646	$865	$1,511	$682	$1,288	$362	(672)	6,682

Less: Preferred stock dividends							122	122

Operating earnings available to common shareholders							$(794)	$6,560

Year Ended December 31, 2013

	Retail	Group, Voluntary & Worksite Benefits	Corporate Benefit Funding	Latin America	Asia	EMEA	Corporate & Other	Total
	(In millions)
Income (loss) from continuing operations, net of income tax	$1,498	$397	$1,192	$666	$582	$349	$(1,293)	$3,391
Less: Net investment gains (losses)	70	(21)	(8)	20	343	(16)	(227)	161
Less: Net derivative gains (losses)	(724)	(676)	(235)	(24)	(1,057)	(6)	(517)	(3,239)
Less: Goodwill impairment	—	—	—	—	—	—	—	—
Less: Other adjustments to continuing operations (1)	(926)	(172)	87	167	(435)	75	(393)	(1,597)
Less: Provision for income tax (expense) benefit	554	304	53	(71)	487	(33)	389	1,683

Operating earnings	$2,524	$962	$1,295	$574	$1,244	$329	(545)	6,383

Less: Preferred stock dividends							122	122

Operating earnings available to common shareholders							$(667)	$6,261

Year Ended December 31, 2012

	Retail	Group, Voluntary & Worksite Benefits	Corporate Benefit Funding	Latin America	Asia	EMEA	Corporate & Other	Total
	(In millions)
Income (loss) from continuing operations, net of income tax	$(44)	$824	$1,220	$479	$976	$293	$(2,434)	$1,314
Less: Net investment gains (losses)	212	(7)	107	(2)	(342)	31	(351)	(352)
Less: Net derivative gains (losses)	162	(63)	(157)	38	(170)	61	(1,790)	(1,919)
Less: Goodwill impairment	(1,692)	—	—	—	—	—	(176)	(1,868)
Less: Other adjustments to continuing operations (1)	(1,260)	(141)	77	(193)	(32)	(22)	(921)	(2,492)
Less: Provision for income tax (expense) benefit	532	75	(10)	53	483	(48)	1,089	2,174

Operating earnings	$2,002	$960	$1,203	$583	$1,037	$271	(285)	5,771

Less: Preferred stock dividends							122	122

Operating earnings available to common shareholders							$(407)	$5,649

(1)	See definitions of operating revenues and operating expenses under “— Non-GAAP and Other Financial Disclosures” for the components of such adjustments.

26	MetLife, Inc.

Reconciliation of GAAP revenues to operating revenues and GAAP expenses to operating expenses

Year Ended December 31, 2014

	Retail	Group, Voluntary & Worksite Benefits	Corporate Benefit Funding	Latin America	Asia	EMEA	Corporate & Other	Total
	(In millions)
Total revenues	$21,843	$19,278	$9,016	$5,598	$12,583	$4,307	$691	$73,316
Less: Net investment gains (losses)	(7)	(39)	(432)	30	512	(17)	(244)	(197)
Less: Net derivative gains (losses)	564	525	352	(60)	(532)	114	354	1,317
Less: Adjustments related to net investment gains (losses) and net derivative gains (losses)	(1)	—	—	—	11	10	—	20
Less: Other adjustments to revenues (1)	(79)	(167)	17	41	371	857	56	1,096

Total operating revenues	$21,366	$18,959	$9,079	$5,587	$12,221	$3,343	$525	$71,080

Total expenses	$17,929	$17,630	$6,885	$5,033	$10,862	$3,744	$2,429	$64,512
Less: Adjustments related to net investment gains (losses) and net derivative gains (losses)	26	—	—	—	(3)	12	—	35
Less: Goodwill impairment	—	—	—	—	—	—	—	—
Less: Other adjustments to expenses (1)	565	—	129	284	507	819	153	2,457

Total operating expenses	$17,338	$17,630	$6,756	$4,749	$10,358	$2,913	$2,276	$62,020

Year Ended December 31, 2013

	Retail	Group, Voluntary & Worksite Benefits	Corporate Benefit Funding	Latin America	Asia	EMEA	Corporate & Other	Total
	(In millions)
Total revenues	$19,574	$17,343	$8,967	$5,165	$13,204	$3,937	$9	$68,199
Less: Net investment gains (losses)	70	(21)	(8)	20	343	(16)	(227)	161
Less: Net derivative gains (losses)	(724)	(676)	(235)	(24)	(1,057)	(6)	(517)	(3,239)
Less: Adjustments related to net investment gains (losses) and net derivative gains (losses)	(9)	—	—	—	2	14	—	7
Less: Other adjustments to revenues (1)	(119)	(172)	297	85	1,386	667	110	2,254

Total operating revenues	$20,356	$18,212	$8,913	$5,084	$12,530	$3,278	$643	$69,016

Total expenses	$17,316	$16,762	$7,132	$4,285	$12,552	$3,477	$2,623	$64,147
Less: Adjustments related to net investment gains (losses) and net derivative gains (losses)	(197)	—	—	—	(15)	16	—	(196)
Less: Goodwill impairment	—	—	—	—	—	—	—	—
Less: Other adjustments to expenses (1)	995	—	210	(82)	1,838	590	503	4,054

Total operating expenses	$16,518	$16,762	$6,922	$4,367	$10,729	$2,871	$2,120	$60,289

Year Ended December 31, 2012

	Retail	Group, Voluntary & Worksite Benefits	Corporate Benefit Funding	Latin America	Asia	EMEA	Corporate & Other	Total
	(In millions)
Total revenues	$19,939	$17,436	$9,460	$4,845	$12,793	$4,279	$(602)	$68,150
Less: Net investment gains (losses)	212	(7)	107	(2)	(342)	31	(351)	(352)
Less: Net derivative gains (losses)	162	(63)	(157)	38	(170)	61	(1,790)	(1,919)
Less: Adjustments related to net investment gains (losses) and net derivative gains (losses)	—	—	—	—	—	15	—	15
Less: Other adjustments to revenues (1)	(77)	(140)	803	232	549	813	616	2,796

Total operating revenues	$19,642	$17,646	$8,707	$4,577	$12,756	$3,359	$923	$67,610

Total expenses	$19,483	$16,206	$7,584	$4,289	$11,746	$3,792	$3,608	$66,708
Less: Adjustments related to net investment gains (losses) and net derivative gains (losses)	19	—	—	—	4	18	—	41
Less: Goodwill impairment	1,692	—	—	—	—	—	176	1,868
Less: Other adjustments to expenses (1)	1,164	1	726	425	577	832	1,537	5,262

Total operating expenses	$16,608	$16,205	$6,858	$3,864	$11,165	$2,942	$1,895	$59,537

(1)	See definitions of operating revenues and operating expenses under “— Non-GAAP and Other Financial Disclosures” for the components of such adjustments.

MetLife, Inc.	27

Consolidated Results — Operating

	Years Ended December 31,
	2014	2013	2012
	(In millions)

Operating revenues

Premiums	$39,022	$37,583	$37,355

Universal life and investment-type product policy fees	9,541	9,085	8,212

Net investment income	20,484	20,394	20,287

Other revenues	2,033	1,954	1,756

Total operating revenues	71,080	69,016	67,610

Operating expenses

Policyholder benefits and claims and policyholder dividends	39,478	37,746	37,105

Interest credited to policyholder account balances	5,661	6,015	6,242

Capitalization of DAC	(4,182)	(4,786)	(5,284)

Amortization of DAC and VOBA	4,027	4,083	4,177

Amortization of negative VOBA	(396)	(524)	(555)

Interest expense on debt	1,178	1,159	1,190

Other expenses	16,254	16,596	16,662

Total operating expenses	62,020	60,289	59,537

Provision for income tax expense (benefit)	2,378	2,344	2,302

Operating earnings	6,682	6,383	5,771

Less: Preferred stock dividends	122	122	122

Operating earnings available to common shareholders	$6,560	$6,261	$5,649

Year Ended December 31, 2014 Compared with the Year Ended December 31, 2013

Unless otherwise stated, all amounts discussed below are net of income tax.

The primary drivers of the increase in operating earnings were higher net investment income from portfolio growth, higher asset-based fee income and a decrease in interest credited expense, partially offset by unfavorable mortality, morbidity and claims experience and the impact of decreasing investment yields on net investment income. Excluding the impact of the aforementioned tax reform charge in Chile, the fourth quarter 2013 acquisition of ProVida increased operating earnings by $166 million. Changes in foreign currency exchange rates had a $127 million negative impact on results compared to 2013.

We benefited from strong sales and business growth across many of our products as evidenced by higher asset-based fee income from growth in our businesses abroad. However, we continue to focus on pricing discipline and risk management which resulted in a decrease in sales of our variable annuity products. This decline in sales, in combination with surrenders and withdrawals, resulted in negative net flows, which caused lower average separate account assets and, consequently, lower asset-based fee income in our Retail segment. Excluding the impact of the divested businesses and the acquisition of ProVida, growth in our investment portfolios in the majority of our segments generated higher net investment income. Our property & casualty businesses benefited from an increase in average premium per policy. These positive results were partially offset by an associated increase in DAC amortization. The changes in business growth discussed above resulted in a $409 million increase in operating earnings.

Market factors, including the sustained low interest rate environment, continued to impact our investment yields, as well as our crediting rates. Excluding the results of the divested businesses, the acquisition of ProVida and the impact of inflation-indexed investments in the Latin America segment, investment yields decreased. Certain of our inflation-indexed products are backed by inflation-indexed investments. Changes in inflation cause fluctuations in net investment income with a corresponding fluctuation in policyholder benefits, resulting in a minimal impact to operating earnings. Investment yields were negatively impacted by the adverse impact of the sustained low interest rate environment on fixed maturity securities and mortgage loans yields, lower returns on our hedge funds, as well as increased holdings of lower yielding Japanese government securities in the Japan fixed annuity business. These decreases were partially offset by higher returns on interest rate derivatives, real estate joint ventures and private equity investments. Yields were also favorably impacted by increased sales of foreign currency-denominated fixed annuities in Japan, resulting in an increase in higher yielding foreign currency-denominated fixed maturity securities. The sustained low interest rate environment also resulted in lower interest credited expense as we set interest credited rates lower on both new business and certain in-force business with rate resets that are contractually tied to external indices or contain discretionary rate reset provisions. Our average separate account balances grew with the equity markets driving higher fee income in our annuity business. However, this was partially offset by higher DAC amortization due to the significant prior period equity market increase, as well as higher asset-based commissions and costs associated with our variable annuity guaranteed minimum death benefits (“GMDBs”). The changes in market factors discussed above resulted in a $147 million decrease in operating earnings.

28	MetLife, Inc.

Less favorable mortality and morbidity was driven by our Group, Voluntary & Worksite Benefits segment. In addition, in our property & casualty businesses, catastrophe-related losses increased due to severe storm activity in 2014. Non-catastrophe related claim costs also increased as a result of severe winter weather in 2014. Claims experience in our Latin America segment was also unfavorable. The combined impact of mortality, morbidity and claims experience decreased operating earnings by $146 million.

On an annual basis, we review and update our long-term assumptions used in our calculations of certain insurance-related liabilities and DAC. These annual updates, which occurred in both years, resulted in a $12 million decrease in operating earnings in 2014 as compared to 2013. In addition to our annual updates, refinements to DAC and certain insurance-related liabilities that were recorded in both years increased operating earnings by $75 million. Such refinements include favorable reserve adjustments in 2014 related to disability premium waivers and a 2014 charge related to delayed settlement interest on unclaimed funds held by state governments, both in our life business within our Retail segment, as well as a write-down of DAC and VOBA in 2013 related to pension reform in Poland within our EMEA segment. Also, our 2013 results include a reserve strengthening in Australia within our Asia segment of $57 million, net of reinsurance.

A $112 million decrease in expenses was primarily driven by lower employee-related costs. In addition, our 2014 results include charges totaling $57 million related to the aforementioned settlement of a licensing matter with the Department of Financial Services and the District Attorney, New York County. The PPACA fee reduced operating earnings by $58 million in 2014. We increased our litigation reserves related to asbestos more in 2014 than in 2013 resulting in a $16 million decline in operating earnings.

The Company’s 2014 and 2013 effective tax rates differed from the U.S. statutory rate of 35% primarily due to non-taxable investment income, tax credits for low income housing, and foreign earnings taxed at lower rates than the U.S. statutory rate. In 2014, the Company realized a $32 million tax benefit related to the filing of the Company’s U.S. federal tax return, as well as additional tax benefits of $36 million related to the separate account dividends received deduction and $58 million primarily related to foreign earnings taxed at rates lower than the U.S. and other tax preference items. However, this was partially offset by a $38 million tax charge related to a portion of the aforementioned settlement of a licensing matter and the PPACA fee, both of which were not deductible for income tax purposes.

Year Ended December 31, 2013 Compared with the Year Ended December 31, 2012

Unless otherwise stated, all amounts discussed below are net of income tax.

During the fourth quarter of 2013, we increased our litigation reserve related to asbestos by $101 million. During 2013, we also increased our other litigation reserves by $46 million. The fourth quarter 2013 acquisition of ProVida in Chile increased operating earnings by $48 million. In addition, the year ended December 31, 2012 included a $52 million charge representing a multi-state examination payment related to unclaimed property and our use of the U.S. Social Security Administration’s Death Master File to identify potential life insurance claims, as well as the acceleration of benefit payments to policyholders under the settlements of such claims. Changes in foreign currency exchange rates had a $58 million negative impact on results compared to 2012.

In 2013, we made additional changes to variable annuity guarantee features which, in combination with product changes made in 2012, resulted in a significant decrease in variable annuity sales in our Retail segment. The demand for foreign currency-denominated fixed annuity products in Japan also declined as a result of a weakening yen and a sharp increase in equity markets, which decreased sales. However, as a result of significant positive net flows in our Retail segment since 2012, we experienced growth in our average separate account assets. This, combined with an increase in surrenders in Japan driven by market conditions, generated higher policy fee income of $382 million. Deposits and funding agreement issuances in 2013 in our Corporate Benefit Funding segment, combined with positive net flows from our universal life business resulted in growth in our investment portfolio which generated higher net investment income of $394 million. This increase in net investment income was partially offset by a $138 million corresponding increase in interest credited on certain liabilities, most notably in the Corporate Benefit Funding segment. A decrease in commissions, which was primarily driven by the decline in annuity sales, was partially offset by a decrease in related DAC capitalization, which combined, resulted in a $103 million increase in operating earnings. An increase in average premium per policy, coupled with an increase in exposures in our property & casualty businesses resulted in a $106 million increase in operating earnings. Overall business growth was the primary driver of higher DAC amortization of $302 million in 2013. In our international segments, higher premiums were more than offset by higher policyholder benefits and operating expenses, resulting in a $123 million decrease in operating earnings.

Market factors, including the sustained low interest rate environment, continued to impact our investment yields, as well as our crediting rates. Excluding the results of the divested businesses and the impact of inflation-indexed investments in the Latin America segment, investment yields declined. Certain of our inflation-indexed products are backed by inflation-indexed investments. Changes in inflation cause fluctuations in net investment income with a corresponding fluctuation in policyholder benefits, resulting in a minimal impact to operating earnings. Yield changes were primarily driven by the impact of the low interest rate environment on fixed maturity securities and mortgage loans and from lower returns on real estate joint ventures. These declines were partially offset by higher income on interest rate derivatives, improved returns on other limited partnership interests and the favorable impact of the continued repositioning of the Japan portfolio to higher yielding investments. A significant portion of these derivatives was entered into prior to the onset of the current low interest rate environment to mitigate the risk of low interest rates in the U.S. The low interest rate environment also resulted in lower interest credited expense as we set interest credited rates lower on both new business and certain in-force business with rate resets that are contractually tied to external indices or contain discretionary rate reset provisions. Our average separate account balance grew with the equity markets driving higher fee income in our annuity business. This continued positive equity market performance also resulted in lower DAC amortization. The changes in market factors discussed above resulted in a $256 million increase in operating earnings.

We experienced less favorable mortality in our Group, Voluntary & Worksite Benefits and Retail segments. In our Group, Voluntary & Worksite Benefits segment, mixed claims experience with a net unfavorable result was driven by an increase in claims incidence. In our property & casualty businesses, catastrophe-related losses decreased as compared to 2012, primarily due to Superstorm Sandy in 2012; however, this was partially offset by an increase in non-catastrophe claim costs, which were primarily the result of higher frequencies. The combined impact of mortality and claims experience decreased operating earnings by $101 million.

MetLife, Inc.	29

Our annual assumption updates resulted in a $20 million increase in operating earnings primarily driven by the Asia segment. In addition to our annual updates, other adjustments and DAC refinements were recorded in both 2013 and 2012 and resulted in a $21 million decrease in operating earnings. Also, as a result of a review of our own recent claims experience, and in consideration of the worsening trend for the industry in Australia, we strengthened our group total and permanent disability claim reserves in Australia, which reduced operating earnings by $57 million.

In addition, an increase in operating expenses, primarily employee-related costs, was partially offset by a decline in expenses, most notably in our Retail segment, primarily driven by savings from the Company’s enterprise-wide strategic initiative and resulted in an $82 million decrease in operating earnings.

In 2013, the Company realized additional tax benefits of $187 million compared to 2012, primarily from the higher utilization of tax preferenced investments and the Company’s decision to permanently reinvest certain foreign earnings.

Segment Results and Corporate & Other

Retail

	Years Ended December 31,
	2014	2013	2012
	(In millions)

Operating revenues

Premiums	$7,280	$6,528	$6,532

Universal life and investment-type product policy fees	5,074	4,912	4,561

Net investment income	7,953	7,898	7,670

Other revenues	1,059	1,018	879

Total operating revenues	21,366	20,356	19,642

Operating expenses

Policyholder benefits and claims and policyholder dividends	9,851	9,028	9,010

Interest credited to policyholder account balances	2,245	2,331	2,375

Capitalization of DAC	(969)	(1,309)	(1,753)

Amortization of DAC and VOBA	1,515	1,384	1,607

Interest expense on debt	1	—	—

Other expenses	4,695	5,084	5,369

Total operating expenses	17,338	16,518	16,608

Provision for income tax expense (benefit)	1,382	1,314	1,032

Operating earnings	$2,646	$2,524	$2,002

Year Ended December 31, 2014 Compared with the Year Ended December 31, 2013

Unless otherwise stated, all amounts discussed below are net of income tax.

Changes to our guarantee features since 2012, along with continued management of sales in 2014 by focusing on pricing discipline and risk management, drove a $4.5 billion, or 41%, decrease in variable annuity sales. Life sales were also lower, mainly driven by the discontinuance of our lifetime secondary guarantees on universal life products. These declines were partially offset by an increase in fixed and indexed annuity sales. We expect our sales of annuities to increase in the future. To this end, we introduced new variable annuity products and/or enhancements in late 2014 and early 2015. A significant portion of our operating earnings is driven by separate account balances. Most directly, these balances determine asset-based fee income but they also impact DAC amortization and asset-based commissions. Separate account balances are driven by sales, movements in the market, surrenders, withdrawals, benefit payments, transfers and policy charges. Separate account balances increased over 2013 as a result of continued strong market performance, partially offset by negative net flows as surrenders and withdrawals exceeded sales.

A $124 million increase in operating earnings was attributable to business growth. Our life businesses had positive net flows, despite a decline in universal life sales, which resulted in higher net investment income. This favorable impact was partially offset by increases in DAC amortization and interest credited expenses, as well as lower fees, as 2013 benefited from the first year fees received on the now discontinued lifetime secondary guarantees on our universal life products. In our deferred annuities business, the impact of negative net flows contributed to a decrease in asset-based fee income, partially offset by a reduction in interest credited expenses in the general account. Additionally, costs associated with our variable annuity GMDBs were lower. In our property & casualty business, an increase in average premium per policy in both our auto and homeowners businesses contributed to the increase in operating earnings. In addition, we earned more income on a larger invested asset base, which resulted from a higher amount of allocated equity as compared to 2013.

30	MetLife, Inc.

A $48 million decrease in operating earnings was attributable to market factors, including equity markets and interest rates. Strong equity market performance led to higher asset-based commissions, which were, in part, driven by separate account balances, higher DAC amortization and costs associated with our GMDBs. The more favorable separate account returns in 2013 drove lower DAC amortization in 2013 as compared to 2014 where equity returns were much less favorable. These negative impacts were partially offset by higher asset-based fee income in 2014 due to increased average separate account balances. This positive equity market performance also drove higher net investment income from private equity investments. The sustained low interest rate environment resulted in a decline in net investment income on our fixed maturity securities and mortgage loans as proceeds from maturing investments were reinvested at lower yields. This negative interest rate impact was partially offset by lower interest credited expense as we reduced interest credited rates on contracts with discretionary rate reset provisions, and lower DAC amortization in our life business. Lower returns in our hedge funds also decreased operating earnings and were partially offset by higher income from real estate joint ventures and increased prepayment fees.

Less favorable mortality experience in our variable and universal life business, primarily driven by three large, unreinsured claims, partially offset by favorable experience in the traditional life and immediate annuities businesses, resulted in a $40 million decrease in operating earnings. In our property & casualty business, non-catastrophe claim costs increased by $8 million as a result of higher frequencies in our auto business offset by lower frequencies in our homeowners business. Catastrophe-related losses increased $5 million as compared to 2013. In addition, favorable morbidity experience in our individual disability income business resulted in a $6 million increase in operating earnings.

On an annual basis, we review and update our long-term assumptions used in our calculations of certain insurance-related liabilities and DAC. These annual updates, which occurred in both years, resulted in a net operating earnings decrease of $11 million and were primarily related to unfavorable DAC unlockings in the variable annuity business, partially offset by favorable DAC unlockings in our traditional and universal life businesses. Refinements to DAC and certain insurance-related liabilities that were recorded in both periods resulted in a $7 million increase in operating earnings, which included $104 million of favorable reserve adjustments in 2014 related to disability premium waivers and a 2014 charge of $57 million related to delayed settlement interest on unclaimed funds held by state governments, both in our life business. Operating earnings increased due to a decline in expenses of $109 million, mainly the result of lower employee-related costs and the 2013 increase in litigation reserves.

Year Ended December 31, 2013 Compared with the Year Ended December 31, 2012

Unless otherwise stated, all amounts (with the exception of sales data) discussed below are net of income tax.

A $245 million increase in operating earnings was largely attributable to business growth. This growth was generated, in part, in the life and annuity businesses, despite sales declines in those businesses. Our life businesses had positive net flows, mainly in the universal life business, which is reflected in higher net investment income, partially offset by an increase in DAC amortization. On the annuities side, average separate account assets grew, driven by strong sales in 2012, resulting in an increase in asset-based fees. In our property & casualty business, an increase in average premium per policy in both our auto and homeowners businesses contributed to the increase in operating earnings. In addition, we earned more income on a larger invested asset base, which resulted from a higher amount of allocated equity in the business as compared to 2012.

The rising equity markets increased our average separate account balances driving an increase in asset-based fee income. This continued positive equity market performance also drove higher net investment income from other limited partnership interests and resulted in lower DAC amortization. These positive impacts were partially offset by higher asset-based commissions, which are also, in part, determined by separate account balances and higher costs associated with our variable annuity GMDBs. The sustained low interest rate environment resulted in a decline in net investment income on our fixed maturity securities and mortgage loans as proceeds from maturing investments are reinvested at lower yields. Additionally, we had a lower interest crediting rate on allocated equity in 2013, which resulted in lower net investment income. These negative interest rate impacts were partially offset by higher income earned on interest rate derivatives and lower interest credited expense as we reduced interest credited rates on contracts with discretionary rate reset provisions. Lower returns on real estate joint ventures also decreased operating earnings. The net impact of these items resulted in a $174 million increase in operating earnings. Also, the impact of the sustained low interest rate environment contributed to less favorable experience resulting in a reduction to our dividend scale, mainly within the closed block, which was announced in the fourth quarter of 2012. This dividend action favorably impacted operating earnings by $61 million. With respect to the results of the closed block, the impact of this dividend action was more than offset by other unfavorable earnings drivers that also affected the closed block and have been incorporated in these discussions.

Less favorable mortality experience in the variable and universal life, and income annuities businesses, partially offset by increases in the traditional life business, resulted in a $20 million decrease in operating earnings. This decrease was more than offset by the $26 million charge in 2012 for the expected acceleration of benefit payments to policyholders under a multi-state examination related to unclaimed property. In addition, unfavorable morbidity experience in our individual income disability business resulted in a $6 million decrease in operating earnings. Our property & casualty business non-catastrophe claim costs increased $33 million in 2013, mainly the result of higher frequencies in both our auto and homeowners businesses, as well as higher severities in our homeowners business, partially offset by lower severities in our auto business. Catastrophe-related losses decreased $28 million as compared to 2012, primarily due to Superstorm Sandy in 2012.

The combined impact of the 2013 and 2012 annual assumption updates resulted in a net operating earnings decrease of $55 million. This unfavorable impact was primarily related to 2012 DAC unlockings in the variable annuity business, partially offset by less unfavorable life business unlockings in 2013. In addition to our annual updates, certain insurance-related liabilities and DAC refinements recorded in both 2013 and 2012 resulted in a $76 million increase in operating earnings.

Also contributing to the increase in operating earnings was a decline in expenses of $30 million, primarily driven by $100 million of savings from the Company’s enterprise-wide strategic initiative, partially offset by an increase of $61 million related to increases in litigation reserves and postretirement benefit obligations.

MetLife, Inc.	31

Group, Voluntary & Worksite Benefits

	Years Ended December 31,
	2014	2013	2012
	(In millions)

Operating revenues

Premiums	$15,979	$15,250	$14,794

Universal life and investment-type product policy fees	716	688	662

Net investment income	1,844	1,856	1,768

Other revenues	420	418	422

Total operating revenues	18,959	18,212	17,646

Operating expenses

Policyholder benefits and claims and policyholder dividends	14,897	14,227	13,691

Interest credited to policyholder account balances	156	155	167

Capitalization of DAC	(143)	(141)	(138)

Amortization of DAC and VOBA	149	140	133

Interest expense on debt	1	1	1

Other expenses	2,570	2,380	2,351

Total operating expenses	17,630	16,762	16,205

Provision for income tax expense (benefit)	464	488	481

Operating earnings	$865	$962	$960

Year Ended December 31, 2014 Compared with the Year Ended December 31, 2013

Unless otherwise stated, all amounts discussed below are net of income tax.

The macroeconomic environment is demonstrating steady growth and instilling further confidence in the U.S. economy. The improvement in the U.S. economy and overall employment remain slow and steady. In 2014, premiums increased across the segment. Our term life, dental and disability businesses generated premium growth through stronger sales and improved persistency, with the dental business also benefiting from pricing actions on existing business. In addition, premiums in our term life business increased due to the impact of experience adjustments on our participating contracts; however, changes in premiums for these contracts were almost entirely offset by the related changes in policyholder benefits. The introduction of new products also drove growth in the voluntary benefits business. Although we have discontinued selling our LTC product, we continue to collect premiums and administer the existing block of business, contributing to asset growth in the segment.

Our life business experienced less favorable mortality in 2014, mainly due to an increase in claims severity in the term life business and increased claims incidence in the group universal life business, which resulted in a $48 million decrease in operating earnings. Unfavorable claims experience in our disability business, driven by higher approvals, was partially offset by higher net closures. In addition, increased utilization of services across the channels of our dental business was partially offset by the impact of lapses on certain insurance liabilities, higher net closures in our LTC business and favorable claims incidence in our accidental death and dismemberment (“AD&D”) business. Our overall net unfavorable claims experience resulted in a $14 million decrease in operating earnings. The impact of favorable refinements to certain insurance and other liabilities in 2014 resulted in an increase in operating earnings of $27 million. In our property & casualty business, catastrophe-related losses increased by $21 million as compared to 2013, mainly due to severe storm activity in 2014. In addition, severe winter weather in 2014 increased non-catastrophe claim costs by $18 million, which was the result of higher frequencies in both our auto and homeowners businesses, as well as higher severities in our homeowners business, partially offset by lower severities in our auto business. These unfavorable results were partially offset by additional favorable development of prior year non-catastrophe losses, which improved operating earnings by $15 million.

The impact of changes in market factors, including lower yields on our fixed maturity securities and mortgage loans, and decreased income on alternative investments, partially offset by higher returns on our real estate joint ventures and private equity investments, resulted in lower investment yields. Unlike in the Retail and Corporate Benefit Funding segments, in the Group Voluntary & Worksite Benefits segment, a change in investment yield does not necessarily drive a corresponding change in the rates credited on certain insurance liabilities. The decrease in investment yields, slightly offset by lower crediting rates in 2014, reduced operating earnings by $35 million.

The increase in average premium per policy in both our auto and homeowners businesses improved operating earnings by $42 million. Growth in premiums and deposits in 2014, partially offset by a reduction in other liabilities, PABs and allocated equity, resulted in an increase in our average invested assets, increasing operating earnings by $30 million. Consistent with the growth in average invested assets from premiums and deposits, primarily in our LTC business, interest credited on long-duration contracts and PABs increased by $24 million. The PPACA fee increased other expenses by $58 million in 2014; however, the impact of the assessment was significantly offset by a related increase in premiums in the dental business. The remaining increase in other operating expenses, including higher marketing and sales support costs in our property & casualty business, was partially offset by the remaining increase in premiums, fees and other revenues.

32	MetLife, Inc.

Year Ended December 31, 2013 Compared with the Year Ended December 31, 2012

Unless otherwise stated, all amounts discussed below are net of income tax.

An increase in average premium per policy in both our auto and homeowners businesses improved operating earnings by $44 million. In addition, an increase in exposures resulted in an $11 million increase in operating earnings. The positive impact from higher premiums on this increase in exposures exceeded the negative impact from the related claims. Exposures are defined generally as each automobile for the auto line of business and each residence for the homeowners line of business. An increase in allocated equity and growth in premiums and deposits in 2013, partially offset by a reduction in other liabilities, resulted in an increase in our average invested assets, increasing operating earnings by $34 million. Consistent with the growth in average invested assets from 2013 premiums and deposits, primarily in our LTC business, interest credited on long-duration contracts and policyholder account balances increased by $19 million. In the fourth quarter of 2012, we recorded a $50 million impairment charge on an intangible asset related to a previously acquired dental business. The favorable impact of this 2012 charge was almost entirely offset by higher operating expenses in 2013, primarily from postretirement benefit costs across the segment and an increase in marketing, advertising and sales-related expenses in our property & casualty business.

The impact of market factors, including increased income on interest rate derivatives, improved returns on real estate joint ventures and higher prepayment fees received, partially offset by lower returns on our fixed maturity securities, resulted in improved investment yields. The increase in investment yields, as well as lower crediting rates in 2013, the result of the maturity of certain long-duration contracts and PABs at higher rates, contributed $33 million to operating earnings.

Our life businesses experienced less favorable mortality in 2013, mainly due to unfavorable claims experience in the group term life and group universal life businesses, which resulted in a $46 million decrease in operating earnings. The impact of favorable reserve refinements in 2012 resulted in a decrease in operating earnings of $23 million. An increase in claims incidence in our disability, LTC and AD&D businesses, partially offset by favorable claims experience in our dental business, resulted in a $42 million decrease in operating earnings. In our property & casualty business, lower catastrophe-related losses improved operating earnings by $43 million, primarily due to the impact of Superstorm Sandy in 2012. This increase in operating earnings was partially offset by higher non-catastrophe claim costs of $18 million, the result of higher frequencies, partially offset by lower severities, in both our auto and homeowners businesses. Less favorable development of prior year non-catastrophe losses also reduced operating results by $13 million.

Corporate Benefit Funding

	Years Ended December 31,
	2014	2013	2012
	(In millions)

Operating revenues

Premiums	$2,768	$2,767	$2,681

Universal life and investment-type product policy fees	226	247	225

Net investment income	5,799	5,621	5,542

Other revenues	286	278	259

Total operating revenues	9,079	8,913	8,707

Operating expenses

Policyholder benefits and claims and policyholder dividends	5,106	5,180	5,039

Interest credited to policyholder account balances	1,140	1,233	1,358

Capitalization of DAC	(31)	(27)	(29)

Amortization of DAC and VOBA	19	23	22

Interest expense on debt	9	9	8

Other expenses	513	504	460

Total operating expenses	6,756	6,922	6,858

Provision for income tax expense (benefit)	812	696	646

Operating earnings	$1,511	$1,295	$1,203

Year Ended December 31, 2014 Compared with the Year Ended December 31, 2013

Unless otherwise stated, all amounts discussed below are net of income tax.

The sustained low interest rate environment has contributed to the underfunding of pension plans, which limits our customers’ ability to engage in full pension plan closeout terminations. However, we expect that customers may choose to close out portions of pension plans over time, at costs reflecting current interest rates and availability of capital. Lower pension plan closeouts in 2014 resulted in a decrease in premiums. However, competitive pricing and a relative increase in participation drove an increase in structured settlement sales in 2014. Changes in premiums for these businesses were almost entirely offset by the related changes in policyholder benefits.

MetLife, Inc.	33

The sustained low interest rate environment impacted our interest credited rates, as well as our investment yields. Many of our funding agreements and guaranteed interest contract liabilities have interest credited rates that are contractually tied to external indices and, as a result, we set lower interest credited rates on new business, as well as on existing business with terms that can fluctuate. The sustained low interest rate environment drove lower investment yields on mortgage loans and fixed maturity securities. In addition, hedge fund income declined. These unfavorable changes were partially offset by the impact of changes in market factors that drove higher income on interest rate derivatives and improved returns on real estate joint ventures. The impact of lower interest credited expense offset by lower investment returns resulted in an increase in operating earnings of $34 million.

The impact of 2014 deposits and funding agreement issuances, as well as increases in allocated equity and other liabilities, resulted in higher invested assets, which drove an increase in net investment income that was partially offset by the related increase in interest credited expense and resulted in a $122 million increase in operating earnings. In addition, strong investment performance and large case sales for our separate account products drove higher average account balances which resulted in an increase in separate account fees of $8 million.

Favorable mortality in 2014, primarily in our structured settlements business, resulted in a $24 million increase in operating earnings. The net impact of insurance liability refinements that were recorded in both years increased operating earnings by $28 million.

Year Ended December 31, 2013 Compared with the Year Ended December 31, 2012

Unless otherwise stated, all amounts discussed below are net of income tax.

The impact of 2013 deposits and funding agreement issuances contributed to an increase in invested assets, resulting in an increase of $164 million in operating earnings. Growth in deposits and funding agreement issuances generally results in a corresponding increase in interest credited on certain insurance liabilities; this decreased operating earnings by $118 million compared to 2012.

The sustained low interest rate environment continued to impact our investment returns, as well as interest credited on certain insurance liabilities. Lower investment returns on our fixed maturity securities, mortgage loans and real estate joint ventures were partially offset by increased earnings on interest rate derivatives and our securities lending program. Many of our funding agreement and guaranteed interest contract liabilities have interest credited rates that are contractually tied to external indices and, as a result, we set lower interest credited rates on new business, as well as on existing business with terms that can fluctuate. The impact of lower interest credited expense was partially offset by lower investment returns and resulted in a net increase in operating earnings of $81 million.

Mortality results were mixed across our products and resulted in a slight increase in operating earnings. The net impact of insurance liability refinements in both 2013 and 2012 decreased operating earnings by $25 million.

Higher costs associated with technology initiatives and pension and postretirement benefit plans, as well as an increase in litigation reserves, were partially offset by lower employee-related expenses realized through operating efficiencies. This increase in operating expenses was slightly offset by higher fees earned on our separate account balances, which grew during 2013 as a result of an increase in average separate account deposits. The net impact of these items was a $10 million decrease in operating earnings.

Latin America

	Years Ended December 31,
	2014	2013	2012
	(In millions)

Operating revenues

Premiums	$2,967	$2,824	$2,578

Universal life and investment-type product policy fees	1,239	991	785

Net investment income	1,347	1,246	1,198

Other revenues	34	23	16

Total operating revenues	5,587	5,084	4,577

Operating expenses

Policyholder benefits and claims and policyholder dividends	2,743	2,454	2,231

Interest credited to policyholder account balances	394	417	393

Capitalization of DAC	(385)	(424)	(353)

Amortization of DAC and VOBA	321	310	224

Amortization of negative VOBA	(1)	(2)	(5)

Interest expense on debt	—	—	(1)

Other expenses	1,677	1,612	1,375

Total operating expenses	4,749	4,367	3,864

Provision for income tax expense (benefit)	156	143	130

Operating earnings	$682	$574	$583

34	MetLife, Inc.

Year Ended December 31, 2014 Compared with the Year Ended December 31, 2013

Unless otherwise stated, all amounts discussed below are net of income tax.

Operating earnings increased by $108 million over 2013. The impact of changes in foreign currency exchange rates decreased operating earnings by $57 million compared to 2013.

A tax reform bill was enacted in Chile on September 29, 2014 which includes, among other things, a gradual increase in the corporate tax rate. Our Chilean businesses, including ProVida, incurred a one-time tax charge of $41 million as a result of this legislation. Excluding the aforementioned tax reform, our operating earnings increased by $166 million in 2014 due to the fourth quarter 2013 acquisition of ProVida.

Latin America experienced organic growth and increased sales of life products in several countries, as well as in our U.S. sponsored direct business. This was partially offset by decreased pension and accident & health sales in Mexico and Brazil. The resulting increase in premiums was partially offset by related changes in policyholder benefits. Growth in our businesses and the impact of inflation drove an increase in average invested assets, which generated higher net investment income and higher policy fee income, partially offset by a corresponding increase in interest credited on certain insurance liabilities. Increases in marketing costs and commissions resulted in higher operating expenses. Business growth also drove an increase in DAC amortization. The items discussed above were the primary drivers of an $80 million increase in operating earnings.

The net impact of changes in market factors resulted in a $21 million decrease in operating earnings. This decrease was primarily driven by higher interest credited expense, the unfavorable impact of inflation, and lower yields from alternative investments and mortgage loans in Chile, partially offset by higher investment yields on fixed income securities in Chile and Brazil.

Tax-related adjustments in both 2014 and 2013 increased operating earnings by $47 million, excluding the aforementioned tax reform. These tax-related adjustments include 2014 tax benefits related to the devaluation of the peso in Argentina, inflation in Argentina and Chile, and a 2013 tax rate change in Mexico. These increases were partially offset by unfavorable claims experience, primarily due to increased claims severity and frequency in Mexico, Chile and Brazil, which decreased operating earnings by $32 million. In addition, higher expenses, primarily generated by employee- and information technology-related costs across several countries, decreased operating earnings by $19 million.

On an annual basis, we review and update our long-term assumptions used in our calculations of certain insurance-related liabilities and DAC, which resulted in a net operating earnings decrease of $7 million. In addition to our annual updates, other refinements to DAC and other adjustments recorded in both 2014 and 2013 resulted in a $7 million decrease in operating earnings.

Year Ended December 31, 2013 Compared with the Year Ended December 31, 2012

Unless otherwise stated, all amounts discussed below are net of income tax.

Operating earnings decreased by $9 million from 2012. The impact of changes in foreign currency exchange rates decreased operating earnings by $10 million compared to 2012. The fourth quarter 2013 acquisition of ProVida increased operating earnings by $48 million.

Higher premiums from sales growth in several countries were partially offset by the related changes in policyholder benefits. The growth in our businesses drove an increase in average invested assets, which generated higher net investment income and higher policy fee income, partially offset by a corresponding increase in interest credited on certain insurance liabilities. However, the increase in sales also generated a more significant increase in operating expenses, including commissions, which were partially offset by a corresponding increase in DAC capitalization. The items discussed above were the primary drivers of a $2 million decrease in operating earnings.

The net impact of market factors resulted in a slight decrease in operating earnings as lower investment yields and higher interest credited expense were offset by the favorable impact of inflation. Investment yields decreased primarily due to lower returns on fixed maturity securities in Brazil, Chile and Argentina, partially offset by improved yields on alternative investments, primarily in Chile.

Higher expenses, primarily generated by employee-related costs across several countries, decreased operating earnings by $30 million. In addition, operating earnings decreased $18 million due to certain tax-related charges in both 2013 and 2012.

The 2013 annual assumption update resulted in a net operating earnings increase of $7 million. In addition to our annual updates, other refinements to DAC and other adjustments recorded in both 2013 and 2012 resulted in a $14 million decrease in operating earnings. In addition, operating earnings increased by $11 million due to favorable claims experience in Mexico.

MetLife, Inc.	35

Asia

	Years Ended December 31,
	2014	2013	2012
	(In millions)

Operating revenues

Premiums	$7,566	$7,801	$8,344

Universal life and investment-type product policy fees	1,693	1,722	1,491

Net investment income	2,856	2,915	2,895

Other revenues	106	92	26

Total operating revenues	12,221	12,530	12,756

Operating expenses

Policyholder benefits and claims and policyholder dividends	5,724	5,755	5,819

Interest credited to policyholder account balances	1,544	1,690	1,784

Capitalization of DAC	(1,914)	(2,143)	(2,288)

Amortization of DAC and VOBA	1,397	1,542	1,563

Amortization of negative VOBA	(364)	(427)	(456)

Interest expense on debt	—	—	5

Other expenses	3,971	4,312	4,738

Total operating expenses	10,358	10,729	11,165

Provision for income tax expense (benefit)	575	557	554

Operating earnings	$1,288	$1,244	$1,037

Year Ended December 31, 2014 Compared with the Year Ended December 31, 2013

Unless otherwise stated, all amounts discussed below are net of income tax.

Operating earnings increased by $44 million over 2013. The impact of changes in foreign currency exchange rates reduced operating earnings by $52 million for 2014 as compared with 2013 and resulted in significant variances in the financial statement line items. For example, while premiums, fees and other revenues decreased 3% on a reported basis, they increased 3% on a constant currency basis.

Asia’s premiums, fees and other revenues increased over 2013 primarily driven by broad based in-force growth across the region, including in our ordinary life business in Japan and our group insurance business in Australia. Positive net flows in Korea and Japan, combined with growth in our life business in India and Bangladesh, resulted in higher average invested assets and generated an increase in net investment income. Changes in premiums for these businesses were offset by related changes in policyholder benefits. The combined impact of the items discussed above improved operating earnings by $83 million.

Investment returns were negatively affected by the adverse impact of the sustained low interest rate environment on mortgage loans and an increase in lower yielding Japanese government securities, combined with lower returns on our other limited partnership interests and decreased prepayment fee income. These declines in yields were partially offset by the favorable impact of increased sales of foreign currency-denominated fixed annuities resulting in an increase in higher yielding foreign currency-denominated fixed maturity securities in Japan. Declines in yields, combined with the impact of foreign currency hedges, resulted in a $41 million decrease in operating earnings.

Our 2013 results include a strengthening of group and permanent disability claim reserves of $57 million, net of reinsurance, in Australia. In addition, refinements to DAC and certain insurance-related liabilities that were recorded in both years resulted in a $14 million increase in operating earnings. Our 2014 results for Korea decreased $5 million as a result of unfavorable claims experience, primarily in our life business, and regulatory changes.

Our 2014 results include a $9 million tax benefit related to U.S. taxation of dividends from Japan and a $4 million tax benefit resulting from a tax rate change in Japan. Our 2013 results include a $17 million tax benefit in Japan related to the estimated reversal of temporary differences and a one-time tax benefit of $10 million related to the disposal of our interest in a Korean asset management company at the beginning of 2013.

Year Ended December 31, 2013 Compared with the Year Ended December 31, 2012

Unless otherwise stated, all amounts discussed below are net of income tax.

Operating earnings increased by $207 million over 2012. The impact of changes in foreign currency exchange rates reduced operating earnings by $55 million for 2013 as compared to 2012 and resulted in significant variances in the financial statement line items.

Asia’s premiums and fee income increased over 2012 primarily driven by broad based in-force growth across the region, including growth of ordinary life and accident & health products in Japan, group insurance in Australia, and growth of ordinary life products in Korea

36	MetLife, Inc.

and India. Higher surrenders of fixed annuity products in Japan, driven by market conditions, also contributed to higher fee income, higher DAC amortization and a decrease in interest credited to policyholders as surrenders exceeded new business volume. Changes in premiums for these businesses were offset by related changes in policyholder benefits. Positive net flows in Japan and Bangladesh resulted in an increase in average invested assets over 2012, generating an increase in net investment income. The combined impact of the items discussed above improved operating earnings by $113 million.

Investment yields increased from the continued repositioning of the Japan investment portfolio to higher yielding investments, higher prepayment fees and improved results from real estate joint ventures. This was partially offset by lower returns on other limited partnership interests. These improvements in investment yields, combined with the positive impact of foreign currency hedges, increased operating earnings by $92 million.

The combined impact of the 2013 and 2012 annual assumption updates resulted in a net operating earnings increase of $56 million. Also in 2013, as a result of a review of our own recent claims experience, and in consideration of the worsening trend for the industry in Australia, we strengthened our group total and permanent disability claim reserves in Australia, which reduced operating earnings by $57 million, net of reinsurance.

The 2013 results include a $17 million tax benefit recorded in Japan related to the reversal of temporary differences. The 2013 results also include a $10 million one-time tax benefit related to the release of certain reserves and the disposal of our interest in a Korea asset management company at the beginning of 2013. In addition, 2012 results include a one-time tax expense of $16 million, including the adjustment of net operating loss carryforwards in Hong Kong.

EMEA

	Years Ended December 31,
	2014	2013	2012
	(In millions)

Operating revenues

Premiums	$2,309	$2,297	$2,370

Universal life and investment-type product policy fees	466	386	333

Net investment income	508	498	535

Other revenues	60	97	121

Total operating revenues	3,343	3,278	3,359

Operating expenses

Policyholder benefits and claims and policyholder dividends	1,053	1,039	1,196

Interest credited to policyholder account balances	148	147	126

Capitalization of DAC	(680)	(714)	(723)

Amortization of DAC and VOBA	613	683	626

Amortization of negative VOBA	(31)	(95)	(94)

Interest expense on debt	—	1	1

Other expenses	1,810	1,810	1,810

Total operating expenses	2,913	2,871	2,942

Provision for income tax expense (benefit)	68	78	146

Operating earnings	$362	$329	$271

Year Ended December 31, 2014 Compared with the Year Ended December 31, 2013

Unless otherwise stated, all amounts discussed below are net of income tax.

Operating earnings increased by $33 million over 2013. The impact of changes in foreign currency exchange rates reduced operating earnings by $18 million for 2014 as compared to 2013.

In 2014, we converted to calendar year reporting for certain of our subsidiaries, which resulted in a $17 million increase to operating earnings. This was partially offset by a refinement in DAC in the United Kingdom (“U.K.”), which resulted in a $5 million decrease to operating earnings. Our 2013 results were negatively impacted as a result of a $30 million tax charge related to the write-off of a U.K. tax loss carryforward and by a $26 million write-down of DAC and VOBA related to pension reform in Poland. The Company received tax benefits in both years following its decision to permanently reinvest certain foreign earnings outside of the U.S., however, since the 2013 benefit was larger, operating earnings decreased by $18 million. In addition, our 2013 results benefited by $8 million due to liability refinements and a change in the local corporate tax rate in Greece.

MetLife, Inc.	37

On an annual basis, we review and update our long-term assumptions used in our calculations of certain insurance-related liabilities and DAC, which resulted in a net operating earnings increase of $6 million for 2014 as compared to 2013. The amortization, or release, of negative VOBA associated with the conversion of certain policies generally results in an increase in operating earnings. In 2014, the number of policies converted declined and so, relative to 2013, this reduced operating earnings by $11 million.

An increase in sales over 2013, primarily in the Middle East and central, eastern and southern Europe, was partially offset by the impact of regulatory changes in the U.K. Net investment income increased, driven by an increase in average invested assets from business growth in Egypt, the Persian Gulf and Russia, in addition to a slight increase in yields from the lengthening of the Ireland and Greece shorter-term portfolios into higher yielding longer duration fixed maturity securities. Our 2014 results also included certain legal and re-branding expenses, while operating earnings benefited as a result of a review of certain tax liabilities. The combined impact of the items discussed above increased operating earnings by $13 million.

Year Ended December 31, 2013 Compared with the Year Ended December 31, 2012

Unless otherwise stated, all amounts discussed below are net of income tax.

Operating earnings increased by $58 million over 2012. The impact of changes in foreign currency exchange rates increased operating earnings by $7 million for 2013 as compared to 2012. The third quarter 2012 acquisition of life insurance businesses from the members of the Aviva Plc. group increased operating earnings by $14 million. This was offset by the disposal of certain blocks of business in the U.K. in the fourth quarter of 2012, which decreased operating earnings by $42 million.

Operating earnings decreased as a result of a $30 million tax charge in 2013 related to the write-off of a U.K. tax loss carryforward. Operating earnings were negatively impacted by a $26 million write-down of DAC and VOBA related to proposed pension reforms in Poland. In addition, 2012 results benefited by $12 million primarily due to a release of negative VOBA associated with the conversion of certain policies. These items were more than offset by a $79 million tax benefit following the Company’s decision to permanently reinvest certain foreign earnings. In addition, operating earnings benefited from adjustments totaling $8 million in Greece for liability refinements in our ordinary and deferred annuity businesses, as well as the impact of a change in the local corporate tax rate, both in the first quarter of 2013.

Business growth was driven primarily by Russia, Egypt, Poland and the Persian Gulf, partially offset by management’s decision to cease fixed annuity sales in the U.K. Operating expenses increased compared to 2012 including the effect of higher corporate allocations; however, this was offset by expense reduction initiatives primarily in France and Poland. The combined impact of the items discussed above increased operating earnings by $59 million.

An increase in average invested assets due to growth in Ireland, Russia, Egypt and Poland contributed to an increase in operating earnings of $9 million. Operating earnings decreased by $20 million reflecting lower investment yields on certain alternative asset classes, primarily in Greece, floating-rate securities, primarily in Ireland and Poland and the impact of a low rate environment on fixed-rate securities, primarily in Greece and Ukraine.

The 2013 and 2012 annual assumption updates resulted in a net operating earnings increase of $12 million, primarily related to assumption updates in the Persian Gulf and Greece.

38	MetLife, Inc.

Corporate & Other

	Years Ended December 31,
	2014	2013	2012
	(In millions)

Operating revenues

Premiums	$153	$116	$56

Universal life and investment-type product policy fees	127	139	155

Net investment income	177	360	679

Other revenues	68	28	33

Total operating revenues	525	643	923

Operating expenses

Policyholder benefits and claims and policyholder dividends	104	63	119

Interest credited to policyholder account balances	34	42	39

Capitalization of DAC	(60)	(28)	—

Amortization of DAC and VOBA	13	1	2

Interest expense on debt	1,167	1,148	1,176

Other expenses	1,018	894	559

Total operating expenses	2,276	2,120	1,895

Provision for income tax expense (benefit)	(1,079)	(932)	(687)

Operating earnings	(672)	(545)	(285)

Less: Preferred stock dividends	122	122	122

Operating earnings available to common shareholders	$(794)	$(667)	$(407)

The table below presents operating earnings available to common shareholders by source net of income tax:

	Years Ended December 31,
	2014	2013	2012
	(In millions)

Other business activities	$47	$62	$46

Other net investment income	122	234	444

Interest expense on debt	(759)	(747)	(764)

Preferred stock dividends	(122)	(122)	(122)

Acquisition costs	(5)	(18)	(37)

Corporate initiatives and projects	(183)	(134)	(114)

Incremental tax benefit	466	415	347

Other (including asbestos litigation)	(360)	(357)	(207)

Operating earnings available to common shareholders	$(794)	$(667)	$(407)

Year Ended December 31, 2014 Compared with the Year Ended December 31, 2013

Unless otherwise stated, all amounts discussed below are net of income tax.

Operating earnings available to common shareholders and operating earnings each decreased by $127 million, primarily due to lower net investment income and higher expenses related to corporate initiatives and projects, partially offset by higher incremental tax benefits.

Operating earnings from other business activities decreased by $15 million. Lower operating earnings from the assumed reinsurance from our former operating joint venture in Japan, primarily due to lower returns in 2014, were partially offset by higher operating earnings from start-up operations.

Other net investment income decreased by $112 million. This decrease was driven by an increase in the amount credited to the segments due to growth in the economic capital managed by Corporate & Other on their behalf, the adverse impact of the sustained low interest rate environment on yields from our fixed maturity securities and lower returns on real estate investments. These decreases were partially offset by improved returns on other limited partnership interests and higher mark-to-market income on residential mortgage loans carried at fair value.

MetLife, Inc.	39

Interest expense on debt increased by $12 million, mainly due to the issuance of $1.0 billion of senior notes in April 2014 and the recognition of issuance costs related to the early redemption of senior notes in May 2014.

Acquisition costs decreased by $13 million due to lower internal resource costs for associates committed to certain acquisition activities.

Expenses related to corporate initiatives and projects increased by $49 million, primarily due to higher relocation costs, severance and consulting expenses. These expenses include a $16 million decrease in restructuring charges, the majority of which related to severance.

Corporate & Other benefits from the impact of certain permanent tax differences, including non-taxable investment income and tax credits for investments in low income housing. As a result, our effective tax rate differs from the U.S. statutory rate of 35%. The tax benefit in 2014 included additional tax benefits of $36 million relating to the separate account dividends received deduction and a $16 million tax benefit related to the timing of certain tax credits. In addition, we received tax benefits of $32 million in 2014 and $10 million in 2013 related to the filing of the Company’s U.S. federal tax returns. These benefits were offset by an $18 million tax charge related to a portion of the aforementioned settlement of a licensing matter that was not deductible for income tax purposes. In addition, we had lower utilization of tax preferenced investments and other benefits which decreased our operating earnings by $5 million from 2013.

Our results for 2014 include charges totaling $57 million related to the settlement of a licensing matter with the Department of Financial Services and the District Attorney, New York County. In addition, we increased our litigation reserves related to asbestos more in 2014 than in 2013 resulting in a $16 million decline in operating earnings. This was partially offset by a $31 million decline in expenses which included decreases in interest on uncertain tax positions and an adjustment on certain reinsurance assets and liabilities. In addition, declines in employee-related costs and lower software amortization totaling $15 million, improved operating earnings.

Year Ended December 31, 2013 Compared with the Year Ended December 31, 2012

Unless otherwise stated, all amounts discussed below are net of income tax.

Operating earnings from other business activities increased $16 million. This was due to higher operating earnings from the assumed reinsurance of certain variable annuity products from our former operating joint venture in Japan, partially offset by losses from start-up operations. The increase in operating earnings was primarily due to higher returns in 2013 and reserve assumption updates in 2012.

Other net investment income decreased $183 million, excluding the Federal Home Loan Bank (“FHLB”) advances and the divested MetLife Bank operations. This decrease was driven by an increase in the amount credited to the segments due to growth in the economic capital managed by Corporate & Other on their behalf and lower returns on our fixed maturity securities, real estate joint ventures and alternative investments, partially offset by higher income on our credit derivatives and real estate investments.

Operating earnings on invested assets that were funded using FHLB advances decreased $10 million, reflected by decreases in net investment income and interest expense on debt, due to the transfer of $3.8 billion of FHLB advances and underlying assets from MetLife Bank to Corporate Benefit Funding in April 2012.

Acquisition costs in 2013 include $19 million of lower internal resource costs for associates committed to certain acquisition activities. Expenses associated with corporate initiatives and projects increased $20 million, primarily due to a $13 million increase in expenses associated with the Company’s enterprise-wide strategic initiative, which includes a $29 million decrease in the portion that represents restructuring charges, the majority of which related to severance. We also incurred $7 million in additional costs related to regulatory requirements for bank holding companies.

In 2013, we benefited from the impact of certain permanent tax differences, primarily higher utilization of tax preferenced investments, which improved operating earnings by $68 million from 2012.

Our results for 2013 include a $101 million accrual to increase the litigation reserve related to asbestos and $24 million of higher costs associated with interest on uncertain tax positions. In addition, in 2012, the Company benefited from the positive resolution of certain legal matters totaling $16 million and from a release of rental liability of $15 million. Partially offsetting these decreases in operating earnings was a 2012 charge of $26 million, representing a multi-state examination payment related to unclaimed property and MetLife’s use of the U.S. Social Security Administration’s Death Master File.

Effects of Inflation

Management believes that inflation has not had a material effect on the Company’s consolidated results of operations, except insofar as inflation may affect interest rates.

An increase in inflation could affect our business in several ways. During inflationary periods, the value of fixed income investments falls which could increase realized and unrealized losses. Inflation also increases expenses for labor and other materials, potentially putting pressure on profitability if such costs cannot be passed through in our product prices. Inflation could also lead to increased costs for losses and loss adjustment expenses in certain of our businesses, which could require us to adjust our pricing to reflect our expectations for future inflation. Prolonged and elevated inflation could adversely affect the financial markets and the economy generally, and dispelling it may require governments to pursue a restrictive fiscal and monetary policy, which could constrain overall economic activity, inhibit revenue growth and reduce the number of attractive investment opportunities.

Investments

Investment Risks

Our primary investment objective is to optimize, net of income tax, risk-adjusted investment income and risk-adjusted total return while ensuring that assets and liabilities are managed on a cash flow and duration basis. The Investments Department, led by the Chief Investment

40	MetLife, Inc.

Officer, manages investment risks using a risk control framework comprised of policies, procedures and limits, as discussed further below. The Investments Risk Committee, chaired by the Global Risk Management Department (“GRM”), reviews and monitors investment risk limits and tolerances. We are exposed to the following primary sources of investment risks:

•	credit risk, relating to the uncertainty associated with the continued ability of a given obligor to make timely payments of principal and interest;

•

interest rate risk, relating to the market price and cash flow variability associated with changes in market interest rates. Changes in market interest rates will impact the net unrealized gain or loss position of our fixed income investment portfolio and the rates of return we receive on both new funds invested and reinvestment of existing funds;

•	liquidity risk, relating to the diminished ability to sell certain investments, in times of strained market conditions;

•

market valuation risk, relating to the variability in the estimated fair value of investments associated with changes in market factors such as credit spreads. A widening of credit spreads will adversely impact the net unrealized gain (loss) position of the fixed income investment portfolio, will increase losses associated with credit-based non-qualifying derivatives where we assume credit exposure, and, if credit spreads widen significantly or for an extended period of time, will likely result in higher OTTI. Credit spread tightening will reduce net investment income associated with purchases of fixed maturity securities and will favorably impact the net unrealized gain (loss) position of the fixed income investment portfolio;

•

currency risk, relating to the variability in currency exchange rates for foreign denominated investments. This risk relates to potential decreases in estimated fair value and net investment income resulting from changes in currency exchange rates versus the U.S. dollar. In general, the weakening of foreign currencies versus the U.S. dollar will adversely affect the estimated fair value of our foreign denominated investments; and

•

real estate risk, relating to commercial, agricultural and residential real estate, and stemming from factors, which include, but are not limited to, market conditions, including the demand and supply of leasable commercial space, creditworthiness of tenants and partners, capital markets volatility and the inherent interest rate movement.

We manage investment risk through in-house fundamental credit analysis of the underlying obligors, issuers, transaction structures and real estate properties. We also manage credit risk, market valuation risk and liquidity risk through industry and issuer diversification and asset allocation. Risk limits to promote diversification by asset sector, avoid concentrations in any single issuer and limit overall aggregate credit exposure as measured by our economic capital framework are approved annually by a committee of directors that oversees our investment portfolio. For real estate assets, we manage credit risk and market valuation risk through geographic, property type and product type diversification and asset allocation. We manage interest rate risk as part of our ALM strategies. These strategies include maintaining an investment portfolio with diversified maturities that has a weighted average duration that is approximately equal to the duration of our estimated liability cash flow profile, and utilizing product design, such as the use of market value adjustment features and surrender charges, to manage interest rate risk. We also manage interest rate risk through proactive monitoring and management of certain non-guaranteed elements of our products, such as the resetting of credited interest and dividend rates for policies that permit such adjustments. In addition to hedging with foreign currency derivatives, we manage currency risk by matching much of our foreign currency liabilities in our foreign subsidiaries with their respective foreign currency assets, thereby reducing our risk to foreign currency exchange rate fluctuation. We also use certain derivatives in the management of credit, interest rate, and equity market risks.

We use purchased credit default swaps to mitigate credit risk in our investment portfolio. Generally, we purchase credit protection by entering into credit default swaps referencing the issuers of specific assets we own. In certain cases, basis risk exists between these credit default swaps and the specific assets we own. For example, we may purchase credit protection on a macro basis to reduce exposure to specific industries or other portfolio concentrations. In such instances, the referenced entities and obligations under the credit default swaps may not be identical to the individual obligors or securities in our investment portfolio. In addition, our purchased credit default swaps may have shorter tenors than the underlying investments they are hedging. However, we dynamically hedge this risk through the rebalancing and rollover of its credit default swaps at their most liquid tenors. We believe that our purchased credit default swaps serve as effective economic hedges of our credit exposure.

We generally enter into market standard purchased and written credit default swap contracts. Payout under such contracts is triggered by certain credit events experienced by the referenced entities. For credit default swaps covering North American corporate issuers, credit events typically include bankruptcy and failure to pay on borrowed money. For European corporate issuers, credit events typically also include involuntary restructuring, and may include governmental intervention. With respect to credit default contracts on Western European sovereign debt, credit events typically include failure to pay debt obligations, repudiation, moratorium, or involuntary restructuring. In each case, payout on a credit default swap is triggered only after the Credit Derivatives Determinations Committee of the International Swaps and Derivatives Association deems that a credit event has occurred.

Current Environment

The global economy and markets continue to be affected by stress and volatility, which has adversely affected the financial services sector, in particular, and global capital markets. Recently, concerns about the political and economic stability of countries in regions outside the EU, including Ukraine, Russia, Argentina and the Middle East, have contributed to global market volatility. As a global insurance company, we are also affected by the monetary policy of central banks around the world. Financial markets have also been affected by concerns over the direction of U.S. fiscal policy, although these concerns have abated since late 2013. See “— Industry Trends — Financial and Economic Environment.” The Federal Reserve Board has taken a number of policy actions in recent years to spur economic activity, by keeping interest rates low and through its asset purchase programs. See “— Industry Trends — Impact of a Sustained Low Interest Rate Environment.” The ECB has also recently adopted an array of stimulus measures, including an expanded asset purchase program and a negative rate on bank deposits, which are intended to lessen the risk of a prolonged period of deflation and support economic recovery in the Euro zone. See “— Industry Trends — Financial and Economic Environment” for further information on such measures, as well as for information regarding actions taken by central banks around the

MetLife, Inc.	41

world to support the economic recovery, including actions taken by Japan’s central government and the Bank of Japan to boost inflation expectations and achieve sustainable economic growth in Japan. The Federal Reserve may take further actions to influence interest rates in the future, which may have an impact on the pricing levels of risk-bearing investments and may adversely impact the level of product sales.

European Region Investments

Excluding Europe’s perimeter region and Cyprus which are discussed below, our holdings of sovereign debt, corporate debt and perpetual hybrid securities in certain EU member states and other countries in the region that are not members of the EU (collectively, the “European Region”) were concentrated in the U.K., Germany, France, the Netherlands, Poland, Norway and Sweden. The sovereign debt of these countries continues to maintain investment grade credit ratings from all major rating agencies. We maintain general account investments in the European Region to support our insurance operations and related policyholder liabilities in these countries and certain of our non-European Region operations invest in the European Region for diversification. In the European Region, we have proactively mitigated risk in both direct and indirect exposures by investing in a diversified portfolio of high quality investments with a focus on the higher-rated countries. Sovereign debt issued by countries outside of Europe’s perimeter region and Cyprus comprised $8.1 billion, or 99% of our European Region sovereign fixed maturity securities, at estimated fair value, at December 31, 2014. The European Region corporate securities (fixed maturity and perpetual hybrid securities classified as non-redeemable preferred stock) are invested in a diversified portfolio of primarily non-financial services securities, which comprised $22.3 billion, or 72% of European Region total corporate securities, at estimated fair value, at December 31, 2014. Of these European Region sovereign fixed maturity and corporate securities, 92% were investment grade and, for the 8% that were below investment grade, the majority were non-financial services corporate securities at December 31, 2014. European Region financial services corporate securities, at estimated fair value, were $8.9 billion, including $6.4 billion within the banking sector, with 96% invested in investment grade rated corporate securities, at December 31, 2014.

Selected Country and Sector Investments

Concerns about the economic conditions, capital markets and the solvency of certain EU member states, including Europe’s perimeter region and Cyprus, and of financial institutions that have significant direct or indirect exposure to debt issued by these countries, have been a cause of elevated levels of market volatility, and has affected the performance of various asset classes in recent years. More recently, economic conditions in Europe’s perimeter region seem to be stabilizing or improving, as evidenced by the stabilization of credit ratings, particularly in Spain, Portugal and Ireland. This, combined with greater ECB support and gradually improving macroeconomic conditions at the country level, has reduced the risk of default on the sovereign debt of certain countries in Europe’s perimeter region and Cyprus and, with the exception of Greece, the risk of possible withdrawal of one or more countries from the Euro zone. See “— Industry Trends — Financial and Economic Environment.”

In addition to Europe’s perimeter region and Cyprus, other countries, including Ukraine, Russia and Argentina, have experienced market volatility due to economic and/or political concerns. We maintain general account investments in these countries to support our insurance operations and related policyholder liabilities in these countries.

There also has been an increased focus on energy sector investments as a result of declining oil prices. Our net exposure to energy sector fixed maturity securities was $15.3 billion (inclusive of net written credit default swaps with a notional value of $285 million), of which 84% were investment grade, with an unrealized gain of $1.1 billion at December 31, 2014.

We manage direct and indirect investment exposure in both countries and sectors through fundamental credit analysis and we continually monitor and adjust our level of investment exposure in response to current market conditions. We do not expect such general account investments to have a material adverse effect on our results of operations or financial condition.

42	MetLife, Inc.

The following table presents, by country, a summary of fixed maturity securities in these selected countries. The Company has written credit default swaps where the underlying is an index comprised of companies across various sectors in the European Region. At December 31, 2014, the written credit default swaps exposure to Europe’s perimeter region and Cyprus was $119 million in notional amount and $1 million in estimated fair value. The information below is presented on a country of risk basis (e.g. the country where the issuer primarily conducts business).

	Selected Country Fixed Maturity Securities at December 31, 2014
	Sovereign	Financial Services	Non-Financial Services	Total (1)
	(In millions)

Europe’s perimeter region:

Italy	$38	$167	$490	$695

Ireland	—	10	47	57

Spain	30	261	483	774

Total Europe’s perimeter region	68	438	1,020	1,526

Cyprus	40	—	—	40

Ukraine	22	—	—	22

Russia	292	10	36	338

Argentina	403	6	147	556

Total	$825	$454	$1,203	$2,482

Investment grade %	43%	92%	68%	64%

(1)	The par value and amortized cost of the fixed maturity securities were $2.2 billion and $2.3 billion, respectively, at December 31, 2014.

Current Environment - Summary

All of these factors have had and could continue to have an adverse effect on the financial results of companies in the financial services industry, including MetLife. Such global economic conditions, as well as the global financial markets, continue to impact our net investment income, net investment gains (losses), net derivative gains (losses), and level of unrealized gains (losses) within the various asset classes in our investment portfolio, as well as our level of investment in lower yielding cash equivalents and short-term investments and government securities. See “— Industry Trends”, included elsewhere herein and “Risk Factors — Economic Environment and Capital Markets-Related Risks — We Are Exposed to Significant Financial and Capital Markets Risks Which May Adversely Affect Our Results of Operations, Financial Condition and Liquidity, and May Cause Our Net Investment Income to Vary from Period to Period” in the 2014 Form 10-K.

MetLife, Inc.	43

Investment Portfolio Results

The following yield table presents the yield and investment income (loss) for our investment portfolio for the periods indicated. As described in the footnotes below, this table reflects certain differences from the presentation of net investment income presented in the GAAP consolidated statements of operations. This yield table presentation is consistent with how we measure our investment performance for management purposes, and we believe it enhances understanding of our investment portfolio results.

	For the Years Ended December 31,
	2014			2013			2012
	Yield% (1)		Amount	Yield% (1)		Amount	Yield% (1)		Amount
			(In millions)			(In millions)			(In millions)

Fixed maturity securities (2) (3)	4.81	%	$14,946	4.84	%	$15,098	4.85	%	$15,243

Mortgage loans (3)	5.15	%	2,928	5.58	%	3,020	5.64	%	3,190

Real estate and real estate joint ventures	3.67	%	376	3.44	%	347	4.59	%	401

Policy loans	5.36	%	629	5.26	%	620	5.25	%	626

Equity securities	4.30	%	133	4.44	%	127	4.60	%	133

Other limited partnership interests	13.01	%	1,033	13.35	%	955	12.76	%	845

Cash and short-term investments	1.07	%	161	0.98	%	168	0.69	%	143

Other invested assets			906			819			595

Total before investment fees and expenses	5.01	%	21,112	5.03	%	21,154	4.96	%	21,176
Investment fees and expenses	(0.13)		(556)	(0.13)		(563)	(0.13)		(554)

Net investment income including Divested Businesses (4), (5)	4.88	%	20,556	4.90	%	20,591	4.83	%	20,622

Less: net investment income from Divested Businesses (4), (5)			(72)			(197)			(336)

Net investment income (6)			$20,484			$20,394			$20,286

(1)

Yields are calculated as investment income as a percent of average quarterly asset carrying values. Investment income excludes recognized gains and losses and reflects GAAP adjustments presented in footnote (6) below. Asset carrying values exclude unrealized gains (losses), collateral received in connection with our securities lending program, freestanding derivative assets, collateral received from derivative counterparties, the effects of consolidating certain variable interest entities (“VIEs”) under GAAP that are treated as consolidated securitization entities (“CSEs”), contractholder-directed unit-linked investments and securitized reverse residential mortgage loans. A yield is not presented for other invested assets as it is not considered a meaningful measure of performance for this asset class.

(2)

Investment income (loss) includes amounts for fair value option (“FVO”) and trading securities of $103 million, $65 million and $88 million for the years ended December 31, 2014, 2013 and 2012, respectively.

(3)	Investment income from fixed maturity securities and mortgage loans includes prepayment fees.

(4)

Yield calculations include the net investment income and ending carrying values of the divested businesses. The net investment income adjustment for the divested businesses for the years ended December 31, 2014, 2013 and 2012 was $72 million, $197 million and $336 million, respectively. The net investment income adjustment includes scheduled periodic settlement payments on derivatives not qualifying for hedge accounting adjustment that are excluded in the scheduled periodic settlement payments on derivatives not qualifying for hedge accounting line in the GAAP net investment income reconciliation presented below. The scheduled periodic settlement payments excluded were $1 million, $10 million and $16 million for the years ended December 31, 2014, 2013, and 2012, respectively. For the year ended December 31, 2012, the net investment income adjustment for divested businesses of $336 million excluded $177 million of securitized reverse residential mortgage loans that were included in the divested businesses adjustment of $513 million presented below.

(5)

In the first quarter of 2014, MetLife, Inc. began reporting the operations of MAL as divested business. As a result, certain amounts in the prior periods have been reclassified to conform with the current period segment presentation. See “— Executive Summary.”

44	MetLife, Inc.

(6)

Net investment income presented in the yield table varies from the most directly comparable GAAP measure due to certain reclassifications and excludes the effects of consolidating certain VIEs under GAAP that are treated as CSEs and contractholder-directed unit-linked investments. Such reclassifications are presented in the table below.

	Years Ended December 31,
	2014	2013	2012
	(In millions)

Net investment income — in the above yield table	$20,484	$20,394	$20,286

Real estate discontinued operations	(1)	(9)	(3)

Scheduled periodic settlement payments on derivatives not qualifying for hedge accounting	(705)	(643)	(448)

Equity method operating joint ventures	(1)	(2)	—

Contractholder-directed unit-linked investments	1,266	2,172	1,473

Divested Businesses	72	197	513

Incremental net investment income from CSEs	38	123	163

Net investment income — GAAP consolidated statements of operations	$21,153	$22,232	$21,984

See “— Results of Operations — Consolidated Results — Year Ended December 31, 2014 Compared with the Year Ended December 31, 2013” and “— Results of Operations — Consolidated Results —Year Ended December 31, 2013 Compared with the Year Ended December 31, 2012,” for an analysis of the year over year changes in net investment income.

Fixed Maturity and Equity Securities Available-for-Sale

Fixed maturity securities AFS, which consisted principally of publicly-traded and privately-placed fixed maturity securities and redeemable preferred stock, were $365.4 billion and $350.2 billion, at estimated fair value, at December 31, 2014 and 2013, respectively, or 71% of total cash and invested assets at both December 31, 2014 and 2013. Publicly-traded fixed maturity securities represented $315.2 billion and $302.3 billion, at estimated fair value, at December 31, 2014 and 2013, respectively, or 86% of total fixed maturity securities at both December 31, 2014 and 2013. Privately-placed fixed maturity securities represented $50.2 billion and $47.9 billion, at estimated fair value, at December 31, 2014 and 2013, respectively, or 14% of total fixed maturity securities at both December 31, 2014 and 2013.

Equity securities AFS, which consisted principally of publicly-traded and privately-held common and non-redeemable preferred stock, including certain perpetual hybrid securities and mutual fund interests, were $3.6 billion and $3.4 billion, at estimated fair value, at December 31, 2014 and 2013, respectively, or 0.7% of total cash and invested assets at both December 31, 2014 and 2013. Publicly-traded equity securities represented $2.5 billion and $2.4 billion, at estimated fair value, or 69% and 71% of total equity securities, at December 31, 2014 and 2013, respectively. Privately-held equity securities represented $1.1 billion and $1.0 billion, at estimated fair value, or 31% and 29% of total equity securities, at December 31, 2014 and 2013, respectively.

Included within fixed maturity and equity securities were $1.0 billion and $1.1 billion of perpetual securities, at estimated fair value, at December 31, 2014 and 2013, respectively. Upon acquisition, we classify perpetual securities that have attributes of both debt and equity as fixed maturity securities if the securities have an interest rate step-up feature which, when combined with other qualitative factors, indicates that the securities have more debt-like characteristics; while those with more equity-like characteristics are classified as equity securities. Many of such securities, commonly referred to as “perpetual hybrid securities” have been issued by non-U.S. financial institutions that are accorded the highest two capital treatment categories by their respective regulatory bodies (i.e. core capital, or “Tier 1 capital” and perpetual deferrable securities, or “Upper Tier 2 capital”).

Included within fixed maturity securities were $1.3 billion and $1.5 billion of redeemable preferred stock with a stated maturity, at estimated fair value, at December 31, 2014 and 2013, respectively. These securities, which are commonly referred to as “capital securities,” primarily have cumulative interest deferral features and are primarily issued by U.S. financial institutions.

Valuation of Securities. We are responsible for the determination of estimated fair value of our investments. We determine the estimated fair value of publicly-traded securities after considering one of three primary sources of information: quoted market prices in active markets, independent pricing services, or independent broker quotations. We determine the estimated fair value of privately-placed securities after considering one of three primary sources of information: market standard internal matrix pricing, market standard internal discounted cash flow techniques, or independent pricing services (after we determine the independent pricing services’ use of available observable market data). For publicly-traded securities, the number of quotations obtained varies by instrument and depends on the liquidity of the particular instrument. Generally, we obtain prices from multiple pricing services to cover all asset classes and obtain multiple prices for certain securities, but ultimately utilize the price with the highest placement in the fair value hierarchy. Independent pricing services that value these instruments use market standard valuation methodologies based on data about market transactions and inputs from multiple pricing sources that are market observable or can be derived principally from or corroborated by observable market data. See Note 10 of the Notes to the Consolidated Financial Statements for a discussion of the types of market standard valuation methodologies utilized and key assumptions and observable inputs used in applying these standard valuation methodologies. When a price is not available in the active market or through an independent pricing service, management values the security primarily using market standard internal matrix pricing or discounted cash flow techniques, and non-binding quotations from independent brokers who are knowledgeable about these securities. Independent non-binding broker quotations utilize inputs that may be difficult to corroborate with observable market data. As shown in the following section, less than 1% of our fixed maturity securities were valued using non-binding quotations from independent brokers at December 31, 2014.

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Senior management, independent of the trading and investing functions, is responsible for the oversight of control systems and valuation policies, including reviewing and approving new transaction types and markets, for ensuring that observable market prices and market-based parameters are used for valuation, wherever possible, and for determining that valuation adjustments, when applied, are based upon established policies and are applied consistently over time. We review our valuation methodologies on an ongoing basis and revise when necessary based on changing market conditions. We gain assurance on the overall reasonableness and consistent application of input assumptions, valuation methodologies and compliance with accounting standards for fair value determination through our controls designed to ensure that the financial assets and financial liabilities are appropriately valued and represent an exit price. We utilize several controls, including certain monthly controls, which include, but are not limited to, analysis of portfolio returns to corresponding benchmark returns, comparing a sample of executed prices of securities sold to the fair value estimates, comparing fair value estimates to management’s knowledge of the current market, reviewing the bid/ask spreads to assess activity, comparing prices from multiple pricing sources, when available, reviewing independent auditor reports regarding the controls over valuation of securities employed by independent pricing services, and ongoing due diligence to confirm that independent pricing services use market-based parameters for valuation. We determine the observability of inputs used in estimated fair values received from independent pricing services or brokers by assessing whether these inputs can be corroborated by observable market data.

We also apply a formal process to challenge any prices received from independent pricing services that are not considered representative of estimated fair value. If we conclude that prices received from independent pricing services are not reflective of market activity or representative of estimated fair value, we will seek independent non-binding broker quotes or use an internally developed valuation to override these prices. Our internally developed valuations of current estimated fair value, which reflect our estimates of liquidity and nonperformance risks, compared with pricing received from the independent pricing services, did not produce material differences for the vast majority of our fixed maturity securities portfolio. This is, in part, because our internal estimates of liquidity and nonperformance risks are generally based on available market evidence and estimates used by other market participants. In the absence of such market-based evidence, management’s best estimate is used. As a result, we generally use the price provided by the independent pricing service under our normal pricing protocol.

We have reviewed the significance and observability of inputs used in the valuation methodologies to determine the appropriate fair value hierarchy level for each of our securities. Based on the results of this review and investment class analysis, each instrument is categorized as Level 1, 2 or 3 based on the lowest level significant input to its valuation. See Note 10 of the Notes to the Consolidated Financial Statements for information regarding the valuation techniques and inputs by level within the three level fair value hierarchy by major classes of invested assets.

Fair Value of Fixed Maturity and Equity Securities – AFS

Fixed maturity and equity securities AFS measured at estimated fair value on a recurring basis and their corresponding fair value pricing sources are as follows:

	December 31, 2014
	Fixed Maturity Securities		Equity Securities
	(In millions)		(In millions)

Level 1:

Quoted prices in active markets for identical assets	$36,879	10.1%	$1,558	42.9%

Level 2:

Independent pricing source	269,667	73.8	768	21.2

Internal matrix pricing or discounted cash flow techniques	36,744	10.1	960	26.4

Significant other observable inputs	306,411	83.9	1,728	47.6

Level 3:

Independent pricing source	5,500	1.5	220	6.1

Internal matrix pricing or discounted cash flow techniques	14,070	3.8	103	2.8

Independent broker quotations	2,565	0.7	22	0.6

Significant unobservable inputs	22,135	6.0	345	9.5

Total estimated fair value	$365,425	100.0%	$3,631	100.0%

See Note 10 of the Notes to the Consolidated Financial Statements for the fixed maturity securities and equity securities AFS fair value hierarchy.

The composition of fair value pricing sources for and significant changes in Level 3 securities at December 31, 2014 are as follows:

•

The majority of the Level 3 fixed maturity and equity securities AFS were concentrated in four sectors: U.S. and foreign corporate securities, residential mortgage-backed securities (“RMBS”), and asset-backed securities (“ABS”).

•

Level 3 fixed maturity securities are priced principally through market standard valuation methodologies, independent pricing services and, to a much lesser extent, independent non-binding broker quotations using inputs that are not market observable or cannot be derived principally from or corroborated by observable market data. Level 3 fixed maturity securities consist of less liquid securities with very limited trading activity or where less price transparency exists around the inputs to the valuation methodologies. Level 3 fixed maturity securities include: sub-prime RMBS; certain below investment grade private securities and less liquid investment grade corporate securities (included in U.S. and foreign corporate securities); less liquid ABS and foreign government securities.

46	MetLife, Inc.

•

During the year ended December 31, 2014, Level 3 fixed maturity securities decreased by $2.2 billion or 9%. The decrease was driven by net transfers out of Level 3, partially offset by purchases in excess of sales and an increase in estimated fair value recognized in other comprehensive income (loss) (“OCI”). The net transfers out of Level 3 of fixed maturity securities were concentrated in ABS, U.S. and foreign corporate securities, and foreign government securities. The purchases in excess of sales were concentrated in RMBS, U.S. and foreign corporate securities, and ABS, and the increase in estimated fair value recognized in OCI for fixed maturity securities was concentrated in U.S. corporate securities.

See Note 10 of the Notes to the Consolidated Financial Statements for a rollforward of the fair value measurements for fixed maturity securities and equity securities AFS measured at estimated fair value on a recurring basis using significant unobservable (Level 3) inputs; analysis of transfers into and/or out of Level 3; and further information about the valuation techniques and inputs by level by major classes of invested assets that affect the amounts reported above.

Fixed Maturity Securities AFS

See Notes 1 and 8 of the Notes to the Consolidated Financial Statements for further information about fixed maturity securities AFS.

Fixed Maturity Securities Credit Quality — Ratings

The Securities Valuation Office of the National Association of Insurance Commissioners (“NAIC”) evaluates the fixed maturity security investments of insurers for regulatory reporting and capital assessment purposes and assigns securities to one of six credit quality categories called “NAIC designations.” If no designation is available from the NAIC, then, as permitted by the NAIC, an internally developed designation is used. The NAIC designations are generally similar to the credit quality ratings of the Nationally Recognized Statistical Rating Organization (“NRSRO”) for fixed maturity securities, except for certain structured securities as described below. Rating agency ratings are based on availability of applicable ratings from rating agencies on the NAIC credit rating provider list, including Moody’s Investors Service (“Moody’s”), Standard & Poor’s Ratings Services (“S&P”), Fitch Ratings (“Fitch”), Dominion Bond Rating Service, A.M. Best Company, Kroll Bond Rating Agency, Egan Jones Ratings Company and Morningstar, Inc. (“Morningstar”). If no rating is available from a rating agency, then an internally developed rating is used.

The NAIC has adopted revised methodologies for certain structured securities comprised of non-agency RMBS, commercial mortgage-backed securities (“CMBS”) and ABS. The NAIC’s objective with the revised methodologies for these structured securities was to increase the accuracy in assessing expected losses, and to use the improved assessment to determine a more appropriate capital requirement for such structured securities. The revised methodologies reduce regulatory reliance on rating agencies and allow for greater regulatory input into the assumptions used to estimate expected losses from structured securities. We apply the revised NAIC methodologies to structured securities held by MetLife, Inc.’s insurance subsidiaries that maintain the NAIC statutory basis of accounting. The NAIC’s present methodology is to evaluate structured securities held by insurers using the revised NAIC methodologies on an annual basis. If our insurance subsidiaries acquire structured securities that have not been previously evaluated by the NAIC, but are expected to be evaluated by the NAIC in the upcoming annual review, an internally developed designation is used until a final designation becomes available.

The following table presents total fixed maturity securities by NRSRO rating and the equivalent designations of the NAIC, except for certain structured securities, which are presented using the revised NAIC methodologies as described above, as well as the percentage, based on estimated fair value that each designation is comprised of at:

		December 31,
		2014					2013
NAIC Designation	Rating Agency Rating	Amortized Cost	Unrealized Gain (Loss)	Estimated Fair Value	% of Total		Amortized Cost	Unrealized Gain (Loss)	Estimated Fair Value	% of Total
			(In millions)					(In millions)

1	Aaa/Aa/A	$233,246	$23,837	$257,083	70.4	%	$230,429	$11,640	$242,069	69.1	%

2	Baa	76,754	6,654	83,408	22.8		79,732	4,382	84,114	24.0

	Subtotal investment grade	310,000	30,491	340,491	93.2		310,161	16,022	326,183	93.1

3	Ba	14,967	178	15,145	4.1		13,239	358	13,597	3.9

4	B	8,481	(96)	8,385	2.3		9,216	162	9,378	2.7

5	Caa and lower	1,296	44	1,340	0.4		932	23	955	0.3

6	In or near default	36	28	64	—		51	23	74	—

	Subtotal below investment grade	24,780	154	24,934	6.8		23,438	566	24,004	6.9

	Total fixed maturity securities	$334,780	$30,645	$365,425	100.0	%	$333,599	$16,588	$350,187	100.0	%

MetLife, Inc.	47

The following tables present total fixed maturity securities, based on estimated fair value, by sector classification and by NRSRO rating and the equivalent designations of the NAIC, except for certain structured securities, which are presented using the NAIC methodologies as described above:

	Fixed Maturity Securities — by Sector & Credit Quality Rating
NAIC Designation:	1	2	3	4	5	6	Total Estimated Fair Value
Rating Agency Rating:	Aaa/Aa/A	Baa	Ba	B	Caa and Lower	In or Near Default
	(In millions)

December 31, 2014

U.S. corporate	$46,043	$44,174	$9,627	$5,602	$497	$11	$105,954

Foreign corporate	25,368	31,084	3,775	1,358	89	1	61,675

U.S. Treasury and agency	61,516	—	—	—	—	—	61,516

Foreign government	44,837	5,763	744	863	418	41	52,666

RMBS	37,156	1,049	766	551	318	6	39,846

State and political subdivision	14,656	501	30	—	—	—	15,187

CMBS	14,124	30	166	9	3	—	14,332

ABS	13,383	807	37	2	15	5	14,249

Total fixed maturity securities	$257,083	$83,408	$15,145	$8,385	$1,340	$64	$365,425

Percentage of total	70.4%	22.8%	4.1%	2.3%	0.4%	—%	100.0%

December 31, 2013

U.S. corporate	$46,038	$45,639	$9,349	$4,998	$415	$30	$106,469

Foreign corporate	27,957	30,477	2,762	1,910	45	1	63,152

U.S. Treasury and agency	45,123	—	—	—	—	—	45,123

Foreign government	47,767	4,481	648	1,363	178	—	54,437

RMBS	31,385	1,657	753	974	248	38	35,055

State and political subdivision	13,222	598	10	—	—	—	13,830

CMBS	16,393	47	45	14	51	—	16,550

ABS	14,184	1,215	30	119	18	5	15,571

Total fixed maturity securities	$242,069	$84,114	$13,597	$9,378	$955	$74	$350,187

Percentage of total	69.1%	24.0%	3.9%	2.7%	0.3%	—%	100.0%

48	MetLife, Inc.

U.S. and Foreign Corporate Fixed Maturity Securities

We maintain a diversified portfolio of corporate fixed maturity securities across industries and issuers. This portfolio does not have any exposure to any single issuer in excess of 1% of total investments and the top ten holdings comprise 2% of total investments at both December 31, 2014 and 2013. The tables below present our U.S. and foreign corporate securities holdings at:

	December 31,
	2014		2013
	Estimated Fair Value	% of Total	Estimated Fair Value	% of Total
	(In millions)		(In millions)

Corporate fixed maturity securities — by sector:

Foreign corporate (1)	$61,675	36.8%	$63,152	37.2%

U.S. corporate fixed maturity securities — by industry:

Consumer	27,808	16.6	27,953	16.5

Industrial	27,221	16.2	27,462	16.2

Utility	20,029	12.0	19,066	11.2

Finance	18,688	11.1	20,135	11.9

Communications	8,071	4.8	8,074	4.8

Other	4,137	2.5	3,779	2.2

Total	$167,629	100.0%	$169,621	100.0%

(1)	Includes both U.S. dollar and foreign denominated securities.

Structured Securities

We held $68.4 billion and $67.2 billion of structured securities, at estimated fair value, at December 31, 2014 and 2013, respectively, as presented in the RMBS, CMBS and ABS sections below.

RMBS

The table below presents our RMBS holdings at:

	December 31,
	2014			2013
	Estimated Fair Value	% of Total	Net Unrealized Gains (Losses)	Estimated Fair Value	% of Total	Net Unrealized Gains (Losses)
	(In millions)		(In millions)	(In millions)		(In millions)

By security type:

Collateralized mortgage obligations	$20,269	50.9%	$1,083	$19,046	54.3%	$705

Pass-through securities	19,577	49.1	699	16,009	45.7	183

Total RMBS	$39,846	100.0%	$1,782	$35,055	100.0%	$888

By risk profile:

Agency	$26,818	67.3%	$1,469	$23,686	67.6%	$762

Prime	2,648	6.6	68	2,935	8.4	71

Alt-A	5,540	13.9	85	4,986	14.2	(25)

Sub-prime	4,840	12.2	160	3,448	9.8	80

Total RMBS	$39,846	100.0%	$1,782	$35,055	100.0%	$888

Ratings profile:

Rated Aaa/AAA	$27,362	68.7%		$24,764	70.6%

Designated NAIC 1	$37,156	93.2%		$31,385	89.5%

Collateralized mortgage obligations are structured by dividing the cash flows of mortgages into separate pools or tranches of risk that create multiple classes of bonds with varying maturities and priority of payments. Pass-through mortgage-backed securities are secured by a

MetLife, Inc.	49

mortgage or collection of mortgages. The monthly mortgage payments from homeowners pass from the originating bank through an intermediary, such as a government agency or investment bank, which collects the payments and, for a fee, remits or passes these payments through to the holders of the pass-through securities.

The majority of our RMBS holdings were rated Aaa/AAA by Moody’s, S&P or Fitch; and were designated NAIC 1 by the NAIC at December 31, 2014 and 2013. Agency RMBS were guaranteed or otherwise supported by Federal National Mortgage Association, Federal Home Loan Mortgage Corporation or Government National Mortgage Association. Non-agency RMBS include prime, alternative residential mortgage loans (“Alt-A”) and sub-prime RMBS. Prime residential mortgage lending includes the origination of residential mortgage loans to the most creditworthy borrowers with high quality credit profiles. Alt-A is a classification of mortgage loans where the risk profile of the borrower falls between prime and sub-prime. Sub-prime mortgage lending is the origination of residential mortgage loans to borrowers with weak credit profiles.

Included within prime and Alt-A RMBS are re-securitization of real estate mortgage investment conduit (“Re-REMIC”) securities. Re-REMIC RMBS involve the pooling of previous issues of prime and Alt-A RMBS and restructuring the combined pools to create new senior and subordinated securities. The credit enhancement on the senior tranches is improved through the re-securitization. Our Alt-A RMBS portfolio has performed within our expectations and is comprised primarily of fixed rate mortgage loans (95% and 94% at December 31, 2014 and 2013, respectively) and has an insignificant amount of option adjustable rate mortgage loans.

Historically, we have managed our exposure to sub-prime RMBS holdings by: acquiring older vintage year securities that benefit from better underwriting, improved credit enhancement and higher levels of residential property price appreciation; reducing our overall exposure; stress testing the portfolio with severe loss assumptions; and closely monitoring the performance of the portfolio. Since 2012, we have increased our exposure by purchasing sub-prime RMBS at significant discounts to the expected principal recovery value of these securities. The estimated fair value of our sub-prime RMBS purchased since 2012 was $3.9 billion and $2.5 billion with unrealized gains of $130 million and $96 million at December 31, 2014 and 2013, respectively, and they are performing within our expectations.

CMBS

Our CMBS holdings are diversified by vintage year. The following tables present our CMBS holdings by rating agency rating and by vintage year at:

	December 31, 2014
	Aaa		Aa		A		Baa		Below Investment Grade		Total
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(In millions)
2003 - 2004	$251	$258	$25	$27	$54	$56	$40	$40	$17	$17	$387	$398
2005	2,278	2,300	412	426	243	253	111	115	9	13	3,053	3,107
2006	1,983	2,056	103	106	107	110	66	73	—	—	2,259	2,345
2007	694	720	64	67	195	205	41	43	129	131	1,123	1,166
2008 - 2010	5	5	—	—	25	25	—	—	—	—	30	30
2011	561	603	23	24	63	65	—	—	4	4	651	696
2012	467	559	245	255	842	866	—	—	3	3	1,557	1,683
2013	802	854	467	505	1,330	1,393	13	11	—	—	2,612	2,763
2014	466	480	883	900	652	677	13	14	76	73	2,090	2,144

Total	$7,507	$7,835	$2,222	$2,310	$3,511	$3,650	$284	$296	$238	$241	$13,762	$14,332

Ratings Distribution		54.7%		16.1%		25.5%		2.0%		1.7%		100.0%

	December 31, 2013
	Aaa		Aa		A		Baa		Below Investment Grade		Total
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(In millions)

2003 -2004	$2,483	$2,522	$227	$236	$118	$124	$92	$95	$22	$21	$2,942	$2,998

2005	3,294	3,442	363	387	372	393	102	110	29	36	4,160	4,368

2006	2,355	2,466	246	260	145	156	16	21	36	37	2,798	2,940

2007	782	814	65	70	208	220	184	187	75	69	1,314	1,360

2008 -2010	—	—	—	—	55	52	1	1	8	9	64	62

2011	587	613	25	24	87	87	—	—	5	4	704	728

2012	439	477	271	264	937	892	—	—	17	51	1,664	1,684

2013	$719	$715	$396	$384	$1,354	$1,311	$—	$—	$—	$—	$2,469	$2,410

Total	$10,659	$11,049	$1,593	$1,625	$3,276	$3,235	$395	$414	$192	$227	$16,115	$16,550

Ratings Distribution		66.8%		9.8%		19.5%		2.5%		1.4%		100.0%

50	MetLife, Inc.

The tables above reflect ratings assigned by NRSROs including Moody’s, S&P, Fitch and Morningstar. CMBS designated NAIC 1 were 98.5% and 99.1% of total CMBS at December 31, 2014 and 2013, respectively.

ABS

Our ABS are diversified both by collateral type and by issuer. The following table presents our ABS holdings at:

	December 31,
	2014			2013
	Estimated Fair Value	% of Total	Net Unrealized Gains (Losses)	Estimated Fair Value	% of Total	Net Unrealized Gains (Losses)
	(In millions)		(In millions)	(In millions)		(In millions)

By collateral type:

Collateralized debt obligations	$5,262	36.9%	$(46)	$2,960	19.0%	$(6)

Foreign residential loans	2,146	15.1	63	3,415	21.9	80

Student loans	1,997	14.0	42	2,332	15.0	17

Automobile loans	1,625	11.4	10	2,635	16.9	12

Credit card loans	1,195	8.4	44	2,187	14.1	20

Other loans	2,024	14.2	15	2,042	13.1	(10)

Total	$14,249	100.0%	$128	$15,571	100.0%	$113

Ratings profile:

Rated Aaa/AAA	$7,950	55.8%		$9,616	61.8%

Designated NAIC 1	$13,383	93.9%		$14,184	91.1%

Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities

See Notes 1 and 8 of the Notes to the Consolidated Financial Statements for information about the evaluation of fixed maturity securities and equity securities AFS for OTTI and evaluation of temporarily impaired AFS securities.

OTTI Losses on Fixed Maturity and Equity Securities AFS Recognized in Earnings

See Note 8 of the Notes to the Consolidated Financial Statements for information about OTTI losses and gross gains and gross losses on AFS securities sold.

Overview of Fixed Maturity and Equity Security OTTI Losses Recognized in Earnings

Impairments of fixed maturity and equity securities were $96 million, $192 million and $351 million for the years ended December 31, 2014, 2013 and 2012, respectively. Impairments of fixed maturity securities were $60 million, $166 million and $317 million for the years ended December 31, 2014, 2013 and 2012, respectively. Impairments of equity securities were $36 million, $26 million and $34 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Credit-related impairments of fixed maturity securities were $60 million, $147 million and $223 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Explanations of changes in fixed maturity and equity securities impairments are as follows:

Year Ended December 31, 2014 Compared with the Year Ended December 31, 2013

Overall OTTI losses recognized in earnings on fixed maturity and equity securities were $96 million for the year ended December 31, 2014 as compared to $192 million for the year ended December 31, 2013. The most significant decreases were in U.S. and foreign corporate securities and RMBS, which comprised $40 million for the year ended December 31, 2014, as compared to $154 million for the year ended December 31, 2013. A decrease of $65 million in OTTI losses on U.S. and foreign corporate securities and a $49 million decrease in OTTI losses on RMBS reflected improving economic fundamentals. The $65 million decrease in OTTI losses on U.S. and foreign corporate securities was concentrated in the utility and financial services industries.

Year Ended December 31, 2013 Compared with the Year Ended December 31, 2012

Overall OTTI losses recognized in earnings on fixed maturity and equity securities were $192 million for the year ended December 31, 2013 as compared to $351 million for the year ended December 31, 2012. The most significant decreases were in U.S. and foreign corporate securities and CMBS, which comprised $86 million for the year ended December 31, 2013, as compared to $210 million for the year ended December 31, 2012. A decrease of $85 million in OTTI losses on U.S and foreign corporate securities was concentrated in financial services, communications, transportation and utility industries and was primarily attributable to intent-to-sell impairments in 2012, while a $39 million decrease in OTTI losses on CMBS reflected improving economic fundamentals.

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Future Impairments

Future OTTI will depend primarily on economic fundamentals, issuer performance (including changes in the present value of future cash flows expected to be collected), and changes in credit ratings, collateral valuation, interest rates and credit spreads. If economic fundamentals deteriorate or if there are adverse changes in the above factors, OTTI may be incurred in upcoming periods.

FVO and Trading Securities

FVO and trading securities are primarily comprised of securities for which the FVO has been elected (“FVO Securities”). FVO Securities include certain fixed maturity and equity securities held-for-investment by the general account to support ALM strategies for certain insurance products and investments in certain separate accounts. FVO Securities are primarily comprised of contractholder-directed investments supporting unit-linked variable annuity type liabilities which do not qualify for presentation as separate account summary total assets and liabilities. These investments are primarily mutual funds and, to a lesser extent, fixed maturity and equity securities, short-term investments and cash and cash equivalents. The investment returns on these investments inure to contractholders and are offset by a corresponding change in PABs through interest credited to policyholder account balances. FVO Securities also include securities held by CSEs. We have a trading securities portfolio, principally invested in fixed maturity securities, to support investment strategies that involve the active and frequent purchase and sale of actively traded securities and the execution of short sale agreements. FVO and trading securities were $16.7 billion and $17.4 billion at estimated fair value, or 3.2% and 3.5% of total cash and invested assets, at December 31, 2014 and 2013, respectively. See Note 10 of the Notes to the Consolidated Financial Statements for the FVO and trading securities fair value hierarchy and a rollforward of the fair value measurements for FVO and trading securities measured at estimated fair value on a recurring basis using significant unobservable (Level 3) inputs.

Securities Lending

We participate in a securities lending program whereby securities are loaned to third parties, primarily brokerage firms and commercial banks. We obtain collateral, usually cash, in an amount generally equal to 102% of the estimated fair value of the securities loaned, which is obtained at the inception of a loan and maintained at a level greater than or equal to 100% for the duration of the loan. Securities loaned under such transactions may be sold or re-pledged by the transferee. We are liable to return to our counterparties the cash collateral under our control. These transactions are treated as financing arrangements and the associated cash collateral liability is recorded at the amount of the cash received.

See “— Liquidity and Capital Resources — The Company — Liquidity and Capital Uses — Securities Lending” and Note 8 of the Notes to the Consolidated Financial Statements for financial information regarding our securities lending program.

Mortgage Loans

Our mortgage loans held-for-investment are principally collateralized by commercial real estate, agricultural real estate and residential properties. Mortgage loans held-for-investment and related valuation allowances are summarized as follows at:

	December 31,
	2014				2013
	Recorded Investment	% of Total	Valuation Allowance	% of Recorded Investment	Recorded Investment	% of Total	Valuation Allowance	% of Recorded Investment
	(Dollars in millions)				(Dollars in millions)

Commercial	$41,088	68.7%	$224	0.5%	$40,926	73.0%	$258	0.6%

Agricultural	12,378	20.7	39	0.3%	12,391	22.1	44	0.4%

Residential	6,369	10.6	42	0.7%	2,772	4.9	20	0.7%

Total	$59,835	100.0%	$305	0.5%	$56,089	100.0%	$322	0.6%

The information presented in the tables herein exclude mortgage loans held-for-investment where we elected the FVO and mortgage loans held-for-sale. Such amounts are presented in Note 8 of the Notes to the Consolidated Financial Statements.

We originated $11.1 billion and $10.5 billion of commercial mortgage loans during the years ended December 31, 2014 and 2013, respectively. We originated $3.5 billion and $3.3 billion of agricultural mortgage loans during the years ended December 31, 2014 and 2013, respectively. While we originate some residential mortgage loans, a substantial amount of residential mortgage loans acquired during the years ended December 31, 2014 and 2013, was purchased on the secondary market. See Note 8 of the Notes to the Consolidated Financial Statements for further information on mortgage loan purchases.

We diversify our mortgage loan portfolio by both geographic region and property type to reduce the risk of concentration. Of our mortgage loan portfolios, 85% are collateralized by properties located in the U.S., with the remaining 15% collateralized by properties located outside the U.S., calculated as a percent of the total mortgage loans held-for-investment, as presented above, at December 31, 2014. The carrying value of our mortgage loans located in California, New York and Texas were 20%, 11% and 7%, respectively, of total mortgage loans held-for-investment, as presented above, at December 31, 2014. Additionally, we manage risk when originating commercial and agricultural mortgage loans by generally lending up to 75% of the estimated fair value of the underlying real estate collateral.

52	MetLife, Inc.

Commercial Mortgage Loans by Geographic Region and Property Type. Commercial mortgage loans are the largest component of the mortgage loan invested asset class, as such loans represented over 65% of total mortgage loans held-for-investment, as presented above, at both December 31, 2014 and 2013. The tables below present the diversification across geographic regions and property types of commercial mortgage loans held-for-investment:

	December 31,
	2014		2013
	Amount	% of Total	Amount	% of Total
	(In millions)		(In millions)

Region:

Pacific	$8,620	21.0%	$8,961	21.9%

Middle Atlantic	7,689	18.7	7,367	18.0

International	7,251	17.7	6,709	16.4

South Atlantic	6,384	15.5	6,977	17.1

West South Central	3,990	9.7	3,619	8.8

East North Central	2,430	5.9	2,717	6.6

New England	1,155	2.8	1,404	3.4

Mountain	932	2.3	834	2.0

East South Central	424	1.0	471	1.2

West North Central	140	0.3	148	0.4

Multi-Region and Other	2,073	5.1	1,719	4.2

Total recorded investment	41,088	100.0%	40,926	100.0%

Less: valuation allowances	224		258

Carrying value, net of valuation allowances	$40,864		$40,668

Property Type:

Office	$21,400	52.1%	$20,629	50.4%

Retail	9,389	22.9	9,245	22.6

Hotel	4,196	10.2	4,219	10.3

Apartment	3,786	9.2	3,724	9.1

Industrial	2,133	5.2	2,897	7.1

Other	184	0.4	212	0.5

Total recorded investment	41,088	100.0%	40,926	100.0%

Less: valuation allowances	224		258

Carrying value, net of valuation allowances	$40,864		$40,668

Mortgage Loan Credit Quality - Monitoring Process. We monitor our mortgage loan investments on an ongoing basis, including reviewing loans that are current, past due, restructured and under foreclosure. See Note 8 of the Notes to the Consolidated Financial Statements for tables that present mortgage loans by credit quality indicator, past due and nonaccrual mortgage loans, as well as impaired mortgage loans. See “— Real Estate and Real Estate Joint Ventures” for real estate acquired through foreclosure.

Commercial and Agricultural Mortgage Loans. We review our commercial mortgage loans on an ongoing basis. These reviews may include an analysis of the property financial statements and rent roll, lease rollover analysis, property inspections, market analysis, estimated valuations of the underlying collateral, loan-to-value ratios, debt service coverage ratios, and tenant creditworthiness. The monitoring process focuses on higher risk loans, which include those that are classified as restructured, delinquent or in foreclosure, as well as loans with higher loan-to-value ratios and lower debt service coverage ratios. The monitoring process for agricultural mortgage loans is generally similar, with a focus on higher risk loans, such as loans with higher loan-to-value ratios, including reviews on a geographic and sector basis.

Loan-to-value ratios and debt service coverage ratios are common measures in the assessment of the quality of commercial mortgage loans. Loan-to-value ratios are a common measure in the assessment of the quality of agricultural mortgage loans. Loan-to-value ratios compare the amount of the loan to the estimated fair value of the underlying collateral. A loan-to-value ratio greater than 100% indicates that the loan amount is greater than the collateral value. A loan-to-value ratio of less than 100% indicates an excess of collateral value over the loan amount. Generally, the higher the loan-to-value ratio, the higher the risk of experiencing a credit loss. The debt service coverage ratio compares a property’s net operating

MetLife, Inc.	53

income to amounts needed to service the principal and interest due under the loan. Generally, the lower the debt service coverage ratio, the higher the risk of experiencing a credit loss. For our commercial mortgage loans, our average loan-to-value ratio was 52% and 55% at December 31, 2014 and 2013, respectively, and our average debt service coverage ratio was 2.6x and 2.4x at December 31, 2014 and 2013, respectively. The commercial mortgage loan debt service coverage ratio and loan-to-value ratio, as well as the values utilized in calculating these ratios, are updated annually, on a rolling basis, with a portion of the commercial mortgage loan portfolio updated each quarter. For our agricultural mortgage loans, our average loan-to-value ratio was 44% and 45% at December 31, 2014 and 2013, respectively. The values utilized in calculating the agricultural mortgage loan loan-to-value ratio are developed in connection with the ongoing review of the agricultural loan portfolio and are routinely updated.

Mortgage Loan Valuation Allowances. Our valuation allowances are established both on a loan specific basis for those loans considered impaired where a property specific or market specific risk has been identified that could likely result in a future loss, as well as for pools of loans with similar risk characteristics where a property specific or market specific risk has not been identified, but for which we expect to incur a loss. Accordingly, a valuation allowance is provided to absorb these estimated probable credit losses.

The determination of the amount of valuation allowances is based upon our periodic evaluation and assessment of known and inherent risks associated with our loan portfolios. Such evaluations and assessments are based upon several factors, including our experience for loan losses, defaults and loss severity, and loss expectations for loans with similar risk characteristics. These evaluations and assessments are revised as conditions change and new information becomes available, which can cause the valuation allowances to increase or decrease over time as such evaluations are revised. Negative credit migration, including an actual or expected increase in the level of problem loans, will result in an increase in the valuation allowance. Positive credit migration, including an actual or expected decrease in the level of problem loans, will result in a decrease in the valuation allowance.

See Notes 1, 8 and 10 of the Notes to the Consolidated Financial Statements for information about how valuation allowances are established and monitored, activity in and balances of the valuation allowance, and the estimated fair value of impaired mortgage loans and related impairments included within net investment gains (losses) as of and for the years ended December 31, 2014, 2013 and 2012.

Real Estate and Real Estate Joint Ventures

We diversify our real estate investments by both geographic region and property type to reduce risk of concentration. Of our real estate investments, 84% were located in the United States, with the remaining 16% located outside the United States, at December 31, 2014. The carrying value of our real estate investments located in California, Japan and Florida were 19%, 13% and 9%, respectively, of total real estate investments at December 31, 2014.

Real estate investments by type consisted of the following at:

	December 31,
	2014		2013
	Carrying Value	% of Total	Carrying Value	% of Total
	(In millions)		(In millions)

Traditional	$9,386	89.2%	$9,312	86.9%

Real estate joint ventures and funds	647	6.2	769	7.2

Subtotal	10,033	95.4	10,081	94.1

Foreclosed (commercial, agricultural and residential)	320	3.0	445	4.2

Real estate held-for-investment	10,353	98.4	10,526	98.3

Real estate held-for-sale	172	1.6	186	1.7

Total real estate and real estate joint ventures	$10,525	100.0%	$10,712	100.0%

We classify within traditional real estate our investment in income-producing real estate, which is comprised primarily of wholly-owned real estate and, to a much lesser extent, joint ventures with interests in single property income-producing real estate. The estimated fair value of the traditional and held-for-sale real estate investment portfolios was $13.3 billion and $12.5 billion at December 31, 2014 and 2013, respectively. We classify within real estate joint ventures and funds, our investments in joint ventures with interests in multi-property projects with varying strategies ranging from the development of properties to the operation of income-producing properties, as well as our investments in real estate private equity funds. From time to time, we transfer investments from these joint ventures to traditional real estate after the completed property commences operations and, if we intend to retain an interest in the property.

In connection with our investment management business, in the fourth quarter of 2013, we contributed real estate investments with an estimated fair value of $1.4 billion to the MetLife Core Property Fund, our newly formed open ended core real estate fund, in return for the issuance of ownership interests in that fund. As part of the initial closing on December 31, 2013, we redeemed 76% of our interest in this fund as new third party investors were admitted. The MetLife Core Property Fund was consolidated as of December 31, 2013. However, as a result of our quarterly reassessment in the first quarter of 2014, we no longer consolidate the MetLife Core Property Fund, effective March 31, 2014. See Note 8 of the Notes to Consolidated Financial Statements for further information.

54	MetLife, Inc.

Real estate and real estate joint venture investments by property type are categorized by sector as follows at:

	December 31,
	2014		2013
	Carrying Value	% of Total	Carrying Value	% of Total
	(In millions)		(In millions)

Office	$5,574	53.0%	$5,440	50.8%

Apartment	1,684	16.0	2,176	20.3

Retail	782	7.4	684	6.4

Industrial	614	5.8	696	6.5

Hotel	554	5.3	429	4.0

Land	432	4.1	333	3.1

Real estate investment funds	351	3.3	394	3.7

Agriculture	37	0.4	35	0.3

Other	497	4.7	525	4.9

Total real estate and real estate joint ventures	$10,525	100.0%	$10,712	100.0%

We committed to acquire interests in real estate property with a gross value of $3.5 billion and $2.9 billion for the years ended December 31, 2014 and 2013, respectively. The Company’s authorized equity investment in such properties was $1.7 billion and $1.9 billion during the same periods, respectively. Impairments recognized on real estate and real estate joint ventures were $20 million, $10 million and $20 million for the years ended December 31, 2014, 2013 and 2012, respectively. Depreciation expense on real estate investments was $199 million, $179 million and $168 million for the years ended December 31, 2014, 2013 and 2012, respectively. Real estate investments are net of accumulated depreciation of $1.2 billion and $1.3 billion at December 31, 2014 and 2013, respectively.

Other Limited Partnership Interests

The carrying value of other limited partnership interests was $8.1 billion and $7.4 billion at December 31, 2014 and 2013, respectively, which included $2.4 billion and $1.9 billion of hedge funds, at December 31, 2014 and 2013, respectively.

Other Invested Assets

The following table presents the carrying value of our other invested assets by type:

	December 31,
	2014		2013
	Carrying Value	% of Total	Carrying Value	% of Total
	(In millions)		(In millions)

Freestanding derivatives with positive estimated fair values	$13,452	63.2%	$8,595	53.0%

Tax credit and renewable energy partnerships	2,752	12.9	2,657	16.3

Leveraged leases, net of non-recourse debt	1,785	8.4	1,946	12.0

Direct financing leases	1,119	5.3	1,100	6.8

Funds withheld	763	3.6	649	4.0

Operating joint ventures	513	2.4	113	0.7

Other	899	4.2	1,169	7.2

Total	$21,283	100.0%	$16,229	100.0%

Leveraged lease impairments were $80 million, $26 million and $203 million for the years ended December 31, 2014, 2013 and 2012, respectively.

See Notes 8 and 9 of the Notes to the Consolidated Financial Statements for information regarding leveraged and direct financing leases and freestanding derivatives with positive estimated fair values, respectively. Tax credit and renewable energy partnerships are established for the purpose of investing in low-income housing, other social causes and renewable energy generation facilities, where a significant source of the return on investment is in the form of income tax credits or other tax incentives, and are accounted for under the equity method or under the effective yield method. Funds withheld represent amounts contractually withheld by ceding companies in accordance with reinsurance agreements. Operating joint ventures are accounted for under the equity method and represent our investment in insurance underwriting joint ventures.

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Our private placement unit originated $8.4 billion and $6.7 billion of private investments, comprised primarily of certain privately placed fixed maturity securities, tax credit and renewable energy partnerships and lease investments, during the years ended December 31, 2014 and 2013, respectively. The carrying value of such private investments included within our consolidated balance sheets was $51.9 billion and $50.6 billion at December 31, 2014 and 2013, respectively.

Short-term Investments and Cash Equivalents

The carrying value of short-term investments, which approximates estimated fair value, was $8.6 billion and $14.0 billion, or 1.7% and 2.8% of total cash and invested assets, at December 31, 2014 and 2013, respectively. The carrying value of cash equivalents, which approximates estimated fair value, was $4.5 billion and $3.8 billion, or 0.9% and 0.8% of total cash and invested assets, at December 31, 2014 and 2013, respectively.

Derivatives

Derivative Risks

We are exposed to various risks relating to our ongoing business operations, including interest rate, foreign currency exchange rate, credit and equity market. We use a variety of strategies to manage these risks, including the use of derivatives. See Note 9 of the Notes to the Consolidated Financial Statements for:

•	A comprehensive description of the nature of our derivatives, including the strategies for which derivatives are used in managing various risks.

•

Information about the gross notional amount, estimated fair value, and primary underlying risk exposure of our derivatives by type of hedge designation, excluding embedded derivatives held at December 31, 2014 and 2013.

•	The statement of operations effects of derivatives in cash flow, fair value, or non-qualifying hedge relationships for the years ended December 31, 2014, 2013 and 2012.

See “Quantitative and Qualitative Disclosures About Market Risk — Management of Market Risk Exposures — Hedging Activities” for more information about our use of derivatives by major hedge program.

Fair Value Hierarchy

See Note 10 of the Notes to the Consolidated Financial Statements for derivatives measured at estimated fair value on a recurring basis and their corresponding fair value hierarchy.

The valuation of Level 3 derivatives involves the use of significant unobservable inputs and generally requires a higher degree of management judgment or estimation than the valuations of Level 1 and Level 2 derivatives. Although Level 3 inputs are unobservable, management believes they are consistent with what other market participants would use when pricing such instruments and are considered appropriate given the circumstances. The use of different inputs or methodologies could have a material effect on the estimated fair value of Level 3 derivatives and could materially affect net income.

Derivatives categorized as Level 3 at December 31, 2014 include: interest rate forwards with maturities which extend beyond the observable portion of the yield curve; cancellable foreign currency swaps with unobservable currency correlation inputs; foreign currency swaps and forwards with certain unobservable inputs, including the unobservable portion of the yield curve; credit default swaps priced using unobservable credit spreads, or that are priced through independent broker quotations; equity variance swaps with unobservable volatility inputs; and equity index options with unobservable correlation inputs. At both December 31, 2014 and 2013, less than 1% of the net derivative estimated fair value was priced through independent broker quotations.

See Note 10 of the Notes to the Consolidated Financial Statements for a rollforward of the fair value measurements for derivatives measured at estimated fair value on a recurring basis using significant unobservable (Level 3) inputs.

The gain (loss) on Level 3 derivatives primarily relates to certain purchased equity index options that are valued using models dependent on an unobservable market correlation input, equity variance swaps that are valued using observable equity volatility data plus an unobservable equity variance spread and foreign currency swaps and forwards that are valued using an unobservable portion of the swap yield curve. The unobservable equity variance spread is calculated from a comparison between broker offered equity variance swap volatility and observable equity index option volatility. Other significant inputs, which are observable, include equity index levels, equity volatility and the swap yield curve. We validate the reasonableness of these inputs by valuing the positions using internal models and comparing the results to broker quotations.

56	MetLife, Inc.

The gain (loss) on Level 3 derivatives, percentage of gain (loss) attributable to observable and unobservable inputs, and the primary drivers of observable gain (loss) are summarized as follows:

Year Ended December 31, 2014
Gain (loss) recognized in net income (loss)	($83) million

Percentage of gain (loss) attributable to observable inputs	189%

Primary drivers of observable gain (loss)	Strengthening of U.S. dollar versus foreign currencies on receive foreign, pay-U.S. dollar forwards and swaps; decreases in equity volatility; partially offset by decreases in equity index levels; and decreases in long-term interest rates.

Percentage of gain (loss) attributable to unobservable inputs	(89)%

See “Summary of Critical Accounting Estimates — Derivatives” for further information on the estimates and assumptions that affect derivatives.

Credit Risk

See Note 9 of the Notes to the Consolidated Financial Statements for information about how we manage credit risk related to derivatives and for the estimated fair value of our net derivative assets and net derivative liabilities after the application of master netting agreements and collateral.

Our policy is not to offset the fair value amounts recognized for derivatives executed with the same counterparty under the same master netting agreement. This policy applies to the recognition of derivatives in the consolidated balance sheets, and does not affect our legal right of offset.

Credit Derivatives

The following table presents the gross notional amount and estimated fair value of credit default swaps at:

	December 31, 2014		December 31, 2013
Credit Default Swaps	Gross Notional Amount	Estimated Fair Value	Gross Notional Amount	Estimated Fair Value
	(In millions)

Purchased (1)	$2,830	$(26)	$3,725	$(44)

Written (2)	10,527	175	9,055	165

Total	$13,357	$149	$12,780	$121

(1)

The gross notional amount and estimated fair value for purchased credit default swaps in the trading portfolio were $250 million and ($6) million, respectively, at December 31, 2014 and $355 million and ($10) million, respectively, at December 31, 2013.

(2)

The gross notional amount and estimated fair value for written credit default swaps in the trading portfolio were $15 million and $1 million, respectively, at December 31, 2014 and $10 million and $0, respectively, at December 31, 2013.

The following table presents the gross gains, gross losses and net gain (losses) recognized in income for credit default swaps as follows:

	Years Ended December 31,
	2014			2013
Credit Default Swaps	Gross Gains (1)	Gross Losses (1)	Net Gains (Losses)	Gross Gains (1)	Gross Losses (1)	Net Gains (Losses)
	(In millions)

Purchased (2), (4)	$30	$(42)	$(12)	$13	$(48)	$(35)

Written (3), (4)	65	(44)	21	157	(26)	131

Total	$95	$(86)	$9	$170	$(74)	$96

(1)	Gains (losses) are reported in net derivative gains (losses), except for gains (losses) on the trading portfolio, which are reported in net investment income.

(2)

The gross gains and gross (losses) for purchased credit default swaps in the trading portfolio were $5 million and ($5) million, respectively, for the year ended December 31, 2014 and $2 million and ($16) million, respectively, for the year ended December 31, 2013.

(3)

The gross gains and gross (losses) for written credit default swaps in the trading portfolio were not significant for the year ended December 31, 2014 and $1 million and $0, respectively, for the year ended December 31, 2013.

(4)	Gains (losses) do not include earned income (expense) on credit default swaps.

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The favorable change in net gains (losses) on purchased credit default swaps of $23 million was due to credit spreads widening in the current period as compared to credit spreads narrowing in the prior period on credit default swaps hedging certain bonds. The unfavorable change in net gains (losses) on written credit default swaps of ($110) million was due to certain credit spreads being mixed in the current period compared to credit spreads narrowing in the prior period on certain credit default swaps used as replications.

The maximum amount at risk related to our written credit default swaps is equal to the corresponding gross notional amount. The increase in the gross notional amount of written credit default swaps is primarily a result of our decision to add to our credit replication holdings within the Company. In a replication transaction, we pair an asset on our balance sheet with a written credit default swap to synthetically replicate a corporate bond, a core asset holding of life insurance companies. Replications are entered into in accordance with the guidelines approved by insurance regulators and are an important tool in managing the overall corporate credit risk within the Company. In order to match our long-dated insurance liabilities, we will seek to buy long-dated corporate bonds. In some instances, these may not be readily available in the market, or they may be issued by corporations to which we already have significant corporate credit exposure. For example, by purchasing Treasury bonds (or other high-quality assets) and associating them with written credit default swaps on the desired corporate credit name, we, at times, can replicate the desired bond exposures and meet our ALM needs. In addition, given the shorter tenor of the credit default swaps (generally five-year tenors) versus a long-dated corporate bond, we have more flexibility in managing our credit exposures.

Embedded Derivatives

See Note 10 of the Notes to the Consolidated Financial Statements for information about embedded derivatives measured at estimated fair value on a recurring basis and their corresponding fair value hierarchy.

See Note 10 of the Notes to the Consolidated Financial Statements for a rollforward of the fair value measurements for net embedded derivatives measured at estimated fair value on a recurring basis using significant unobservable (Level 3) inputs.

See Note 9 of the Notes to the Consolidated Financial Statements for information about the nonperformance risk adjustment included in the valuation of guaranteed minimum benefits accounted for as embedded derivatives.

See “Summary of Critical Accounting Estimates — Derivatives” for further information on the estimates and assumptions that affect embedded derivatives.

Off-Balance Sheet Arrangements

Credit and Committed Facilities

We maintain unsecured credit facilities and committed facilities with various financial institutions. See “— Liquidity and Capital Resources — The Company — Liquidity and Capital Sources — Global Funding Sources — Credit and Committed Facilities” for further descriptions of such arrangements. See also Note 12 of the Notes to the Consolidated Financial Statements, as well as “— Liquidity and Capital Resources — The Company — Liquidity and Capital Sources — Global Funding Sources — Credit and Committed Facilities” for the classification of expenses on such credit and committed facilities and the nature of the associated liability for letters of credit issued and drawdowns on these credit and committed facilities.

Collateral for Securities Lending, Repurchase Program and Derivatives

We participate in a securities lending program in the normal course of business for the purpose of enhancing the total return on our investment portfolio. Periodically we receive non-cash collateral for securities lending from counterparties on deposit from customers, which cannot be sold or re-pledged, and which has not been recorded on our consolidated balance sheets. The amount of this collateral was $83 million at estimated fair value at December 31, 2014. We had no such collateral as of December 31, 2013. See Notes 1 and 8 of the Notes to the Consolidated Financial Statements, as well as “— Investments — Securities Lending” for discussion of our securities lending program, the classification of revenues and expenses, and the nature of the secured financing arrangement and associated liability.

We also participate in third-party custodian administered repurchase programs for the purpose of enhancing the total return on our investment portfolio. We loan certain of our fixed maturity securities to financial institutions and, in exchange, non-cash collateral is put on deposit by the financial institutions on our behalf with third-party custodians. The estimated fair value of securities loaned in connection with these transactions was $642 million and $231 million at December 31, 2014 and 2013, respectively. Non-cash collateral on deposit with third-party custodians on our behalf was $682 million and $256 million at December 31, 2014 and 2013, respectively, which cannot be sold or re-pledged, and which has not been recorded on our consolidated balance sheets.

We enter into derivatives to manage various risks relating to our ongoing business operations. We have non-cash collateral from counterparties for derivatives, which can be sold or re-pledged subject to certain constraints, and which has not been recorded on our consolidated balance sheets. The amount of this non-cash collateral was $4.2 billion and $2.3 billion at December 31, 2014 and 2013, respectively. In certain instances, cash collateral pledged to the Company as initial margin for “OTC-bilateral” derivatives (OTC derivatives that are bilateral contracts between two counterparties) is held in separate custodial accounts and is not recorded on the Company’s balance sheet because the account title is in the name of the counterparty (but segregated for the benefit of the Company). The amount of this cash collateral was $263 million and $0 at December 31, 2014 and 2013, respectively. See “— Liquidity and Capital Resources — The Company — Liquidity and Capital Uses — Pledged Collateral” and “Derivatives” in Note 9 of the Notes to the Consolidated Financial Statements for information regarding the earned income on and the gross notional amount, estimated fair value of assets and liabilities and primary underlying risk exposure of our derivatives.

Lease Commitments

As lessee, we have entered into various lease and sublease agreements for office space, information technology and other equipment. Our commitments under such lease agreements are included within the contractual obligations table. See “— Liquidity and Capital Resources — The Company — Contractual Obligations” and Note 21 of the Notes to the Consolidated Financial Statements.

58	MetLife, Inc.

Guarantees

See “Guarantees” in Note 21 of the Notes to the Consolidated Financial Statements.

Other

Additionally, we have the following commitments in the normal course of business for the purpose of enhancing the total return on our investment portfolio: mortgage loan commitments; and commitments to fund partnerships, bank credit facilities, bridge loans and private corporate bond investments.

See “Net Investment Income” and “Net Investment Gains (Losses)” in Note 8 of the Notes to the Consolidated Financial Statements for information on the investment income, investment expense, gains and losses from such investments. See also “— Investments — Fixed Maturity and Equity Securities Available-for-Sale” and “— Investments — Mortgage Loans” for information on our investments in fixed maturity securities and mortgage loans. See “— Investments — Real Estate and Real Estate Joint Ventures” and “— Investments — Other Limited Partnership Interests” for information on our partnership investments.

Other than the commitments disclosed in Note 21 of the Notes to the Consolidated Financial Statements, there are no other material obligations or liabilities arising from the commitments to fund mortgage loans, partnerships, bank credit facilities, bridge loans, and private corporate bond investments. For further information on commitments to fund partnership investments, mortgage loans, bank credit facilities, bridge loans and private corporate bond investments. See “— Liquidity and Capital Resources — The Company — Contractual Obligations.”

Insolvency Assessments

See Note 21 of the Notes to the Consolidated Financial Statements.

Policyholder Liabilities

We establish, and carry as liabilities, actuarially determined amounts that are calculated to meet policy obligations or to provide for future annuity payments. Amounts for actuarial liabilities are computed and reported in the consolidated financial statements in conformity with GAAP. For more details on Policyholder Liabilities, see “— Summary of Critical Accounting Estimates.”

Due to the nature of the underlying risks and the high degree of uncertainty associated with the determination of actuarial liabilities, we cannot precisely determine the amounts that will ultimately be paid with respect to these actuarial liabilities, and the ultimate amounts may vary from the estimated amounts, particularly when payments may not occur until well into the future.

We periodically review our estimates of actuarial liabilities for future benefits and compare them with our actual experience. We revise estimates, to the extent permitted or required under GAAP, if we determine that future expected experience differs from assumptions used in the development of actuarial liabilities. We charge or credit changes in our liabilities to expenses in the period the liabilities are established or re-estimated. If the liabilities originally established for future benefit payments prove inadequate, we must increase them. Such an increase could adversely affect our earnings and have a material adverse effect on our business, results of operations and financial condition.

Insurance regulators in many of the non-U.S. countries in which we operate require certain MetLife entities to prepare a sufficiency analysis of the reserves presented in the locally required regulatory financial statements, and to submit that analysis to the regulatory authorities. See “Business — Regulation — International Regulation” in the 2014 Form 10-K.

We have experienced, and will likely in the future experience, catastrophe losses and possibly acts of terrorism, as well as turbulent financial markets that may have an adverse impact on our business, results of operations, and financial condition. Due to their nature, we cannot predict the incidence, timing, severity or amount of losses from catastrophes and acts of terrorism, but we make broad use of catastrophic and non-catastrophic reinsurance to manage risk from these perils.

Future Policy Benefits

We establish liabilities for amounts payable under insurance policies. See Notes 1 and 4 of the Notes to the Consolidated Financial Statements, “— Industry Trends — Impact of a Sustained Low Interest Rate Environment — Interest Rate Stress Scenario” and “— Variable Annuity Guarantees.” A discussion of future policy benefits by segment (as well as Corporate & Other) follows.

Retail

Future policy benefits for the life business are comprised mainly of liabilities for traditional life and for universal and variable life insurance contracts. In order to manage risk, we have often reinsured a portion of the mortality risk on life insurance policies. The reinsurance programs are routinely evaluated and this may result in increases or decreases to existing coverage. We have entered into various derivative positions, primarily interest rate swaps and swaptions, to mitigate the risk that investment of premiums received and reinvestment of maturing assets over the life of the policy will be at rates below those assumed in the original pricing of these contracts. For our property & casualty business, future policy benefits include unearned premium reserves and liabilities for unpaid claims and claim expenses and represent the amount estimated for claims that have been reported but not settled and claims incurred but not reported. For the annuities business, future policy benefits are comprised mainly of liabilities for life-contingent income annuities, and liabilities for the variable annuity guaranteed minimum benefits accounted for as insurance.

Group, Voluntary & Worksite Benefits

With the exception of our property & casualty business, future policy benefits for our Group and Voluntary & Worksite businesses are comprised mainly of liabilities for disabled lives under disability waiver of premium policy provisions, liabilities for survivor income benefit

MetLife, Inc.	59

insurance, LTC policies, active life policies and premium stabilization and other contingency liabilities held under life insurance contracts. The future policy benefits for the property & casualty products offered by the Voluntary & Worksite and Retail property & casualty businesses are the same. Liabilities for unpaid claims are estimated based upon assumptions such as rates of claim frequencies, levels of severities, inflation, judicial trends, legislative changes or regulatory decisions. Assumptions are based upon our historical experience and analyses of historical development patterns of the relationship of loss adjustment expenses to losses for each line of business, and consider the effects of current developments, anticipated trends and risk management programs, reduced for anticipated salvage and subrogation.

Corporate Benefit Funding

Liabilities for this segment are primarily related to payout annuities, including pension closeouts and structured settlement annuities. There is no interest rate crediting flexibility on these liabilities. As a result, a sustained low interest rate environment could negatively impact earnings; however, we mitigate our risks by applying various ALM strategies, including the use of various derivative positions, primarily interest rate floors and interest rate swaps, to mitigate the risks associated with such a scenario.

Latin America

Future policy benefits for this segment are held primarily for immediate annuities in Chile, Argentina and Mexico and traditional life contracts mainly in Brazil and Mexico. There are also liabilities held for total return pass-through provisions included in certain universal life and savings products in Mexico. Factors impacting these liabilities include sustained periods of lower yields than rates established at policy issuance, lower than expected asset reinvestment rates, and mortality and lapses different than expected. We mitigate our risks by applying various ALM strategies.

Asia

Future policy benefits for this segment are held primarily for traditional life, endowment, annuity and accident & health contracts. They are also held for total return pass-through provisions included in certain universal life and savings products. They include certain liabilities for variable annuity and variable life guarantees of minimum death benefits, and longevity guarantees. Factors impacting these liabilities include sustained periods of lower yields than rates established at policy issuance, lower than expected asset reinvestment rates, market volatility, actual lapses resulting in lower than expected income, and actual mortality or morbidity resulting in higher than expected benefit payments. We mitigate our risks by applying various ALM strategies.

EMEA

Future policy benefits for this segment include unearned premium reserves for group life and credit insurance contracts. Future policy benefits are also held for traditional life, endowment and annuity contracts with significant mortality risk and accident & health contracts. Factors impacting these liabilities include lower than expected asset reinvestment rates, market volatility, actual lapses resulting in lower than expected income, and actual mortality or morbidity resulting in higher than expected benefit payments. We mitigate our risks by having premiums which are adjustable or cancellable in some cases, and by applying various ALM strategies.

Corporate & Other

Future policy benefits primarily include liabilities for certain run-off LTC and workers’ compensation business written by MetLife USA. Additionally, future policy benefits include liabilities for variable annuity guaranteed minimum benefits assumed from a former operating joint venture in Japan that are accounted for as insurance.

Policyholder Account Balances

PABs are generally equal to the account value, which includes accrued interest credited, but excludes the impact of any applicable charge that may be incurred upon surrender. See “— Industry Trends — Impact of a Sustained Low Interest Rate Environment — Interest Rate Stress Scenario” and “— Variable Annuity Guarantees.” See also Notes 1 and 4 of the Notes to the Consolidated Financial Statements for additional information. A discussion of PABs by segment (as well as Corporate & Other) follows.

Retail

Life & Other PABs are held for retained asset accounts, universal life policies and the fixed account of variable life insurance policies. For Annuities, PABs are held for fixed deferred annuities, the fixed account portion of variable annuities, and non-life contingent income annuities. Interest is credited to the policyholder’s account at interest rates we determine which are influenced by current market rates, subject to specified minimums. A sustained low interest rate environment could negatively impact earnings as a result of the minimum credited rate guarantees present in most of these PABs. We have various derivative positions, primarily interest rate floors, to partially mitigate the risks associated with such a scenario. Additionally, PABs are held for variable annuity guaranteed minimum living benefits that are accounted for as embedded derivatives.

60	MetLife, Inc.

The table below presents the breakdown of account value subject to minimum guaranteed crediting rates for Retail:

	December 31, 2014
Guaranteed Minimum Crediting Rate	Account Value (1)	Account Value at Guarantee (1)
	(In millions)

Life & Other

Greater than 0% but less than 2%	$116	$116

Equal to 2% but less than 4%	$11,930	$4,997

Equal to or greater than 4%	$10,687	$6,441

Annuities

Greater than 0% but less than 2%	$3,252	$2,799

Equal to 2% but less than 4%	$32,003	$26,525

Equal to or greater than 4%	$2,527	$2,483

(1)	These amounts are not adjusted for policy loans.

As a result of acquisitions, we establish additional liabilities known as excess interest reserves for policies with credited rates in excess of market rates as of the applicable acquisition dates. At December 31, 2014, excess interest reserves were $121 million and $346 million for Life & Other and Annuities, respectively.

Group, Voluntary & Worksite Benefits

PABs in this segment are held for retained asset accounts, universal life policies, the fixed account of variable life insurance policies and specialized life insurance products for benefit programs. PABs are credited interest at a rate we determine, which are influenced by current market rates. A sustained low interest rate environment could negatively impact earnings as a result of the minimum credited rate guarantees present in most of these PABs. We have various derivative positions, primarily interest rate floors, to partially mitigate the risks associated with such a scenario.

The table below presents the breakdown of account value subject to minimum guaranteed crediting rates for Group, Voluntary & Worksite Benefits:

	December 31, 2014
Guaranteed Minimum Crediting Rate	Account Value (1)	Account Value at Guarantee (1)
	(In millions)

Greater than 0% but less than 2%	$5,043	$5,043

Equal to 2% but less than 4%	$2,271	$2,253

Equal to or greater than 4%	$627	$600

(1)	These amounts are not adjusted for policy loans.

Corporate Benefit Funding

PABs in this segment are comprised of funding agreements. Interest crediting rates vary by type of contract, and can be fixed or variable. Variable interest crediting rates are generally tied to an external index, most commonly (1-month or 3-month) LIBOR. We are exposed to interest rate risks, as well as foreign currency exchange rate risk when guaranteeing payment of interest and return of principal at the contractual maturity date. We may invest in floating rate assets or enter into receive-floating interest rate swaps, also tied to external indices, as well as caps, to mitigate the impact of changes in market interest rates. We also mitigate our risks by applying various ALM strategies and seek to hedge all foreign currency exchange rate risk through the use of foreign currency hedges, including cross currency swaps.

Latin America

PABs in this segment are held largely for investment-type products and universal life products in Mexico, and deferred annuities in Brazil. Some of the deferred annuities in Brazil are unit-linked-type funds that do not meet the GAAP definition of separate accounts. The rest of the deferred annuities have minimum credited rate guarantees, and these liabilities and the universal life liabilities are generally impacted by sustained periods of low interest rates. Liabilities for unit-linked-type funds are impacted by changes in the fair value of the associated investments, as the return on assets is generally passed directly to the policyholder.

Asia

PABs in this segment are held largely for fixed income retirement and savings plans, fixed deferred annuities, interest sensitive whole life products, universal life and, to a lesser degree, liability amounts for unit-linked-type funds that do not meet the GAAP definition of separate

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accounts. Also included are certain liabilities for retirement and savings products sold in certain countries in Asia that generally are sold with minimum credited rate guarantees. Liabilities for guarantees on certain variable annuities in Asia are accounted for as embedded derivatives and recorded at estimated fair value and are also included within PABs. These liabilities are generally impacted by sustained periods of low interest rates, where there are interest rate guarantees. We mitigate our risks by applying various ALM strategies and with reinsurance. Liabilities for unit-linked-type funds are impacted by changes in the fair value of the associated underlying investments, as the return on assets is generally passed directly to the policyholder.

The table below presents the breakdown of account value subject to minimum guaranteed crediting rates for Asia:

	December 31, 2014
Guaranteed Minimum Crediting Rate (1)	Account Value (2)	Account Value at Guarantee (2)
	(In millions)

Annuities

Greater than 0% but less than 2%	$23,233	$2,715

Equal to 2% but less than 4%	$1,057	$305

Equal to or greater than 4%	$2	$2

Life & Other

Greater than 0% but less than 2%	$5,799	$5,444

Equal to 2% but less than 4%	$17,394	$8,020

Equal to or greater than 4%	$265	$—

(1)

Excludes negative VOBA liabilities of $1.6 billion at December 31, 2014, primarily held in Japan. These liabilities were established in instances where the estimated fair value of contract obligations exceeded the book value of assumed insurance policy liabilities associated with the acquisition of ALICO. These negative liabilities were established primarily for decreased market interest rates subsequent to the issuance of the policy contracts.

(2)	These amounts are not adjusted for policy loans.

EMEA

PABs in this segment are held mostly for universal life, deferred annuity, pension products, and unit-linked-type funds that do not meet the GAAP definition of separate accounts. They are also held for endowment products without significant mortality risk. Where there are interest rate guarantees, these liabilities are generally impacted by sustained periods of low interest rates. We mitigate our risks by applying various ALM strategies. Liabilities for unit-linked-type funds are impacted by changes in the fair value of the associated investments, as the return on assets is generally passed directly to the policyholder.

Corporate & Other

PABs in Corporate & Other are held for variable annuity guaranteed minimum benefits assumed from a former operating joint venture in Japan that are accounted for as embedded derivatives.

Variable Annuity Guarantees

We issue, directly and through assumed reinsurance, certain variable annuity products with guaranteed minimum benefits that provide the policyholder a minimum return based on their initial deposit (i.e., the benefit base) less withdrawals. In some cases, the benefit base may be increased by additional deposits, bonus amounts, accruals or optional market value resets. See Notes 1 and 4 of the Notes to the Consolidated Financial Statements for additional information.

Certain guarantees, including portions thereof, have insurance liabilities established that are included in future policy benefits. Guarantees accounted for in this manner include GMDBs, the life-contingent portion of certain guaranteed minimum withdrawal benefits (“GMWBs”), and the portion of GMIBs that requires annuitization. These liabilities are accrued over the life of the contract in proportion to actual and future expected policy assessments based on the level of guaranteed minimum benefits generated using multiple scenarios of separate account returns. The scenarios are based on best estimate assumptions consistent with those used to amortize DAC. When current estimates of future benefits exceed those previously projected or when current estimates of future assessments are lower than those previously projected, liabilities will increase, resulting in a current period charge to net income. The opposite result occurs when the current estimates of future benefits are lower than that previously projected or when current estimates of future assessments exceed those previously projected. At each reporting period, we update the actual amount of business remaining in-force, which impacts expected future assessments and the projection of estimated future benefits resulting in a current period charge or increase to earnings.

Certain guarantees, including portions thereof, accounted for as embedded derivatives, are recorded at estimated fair value and included in PABs. Guarantees accounted for as embedded derivatives include guaranteed minimum accumulation benefits (“GMABs”), the non-life contingent portion of GMWBs and the portion of certain GMIBs that do not require annuitization. The estimated fair values of guarantees accounted for as embedded derivatives are determined based on the present value of projected future benefits minus the present value of projected future fees. The projections of future benefits and future fees require capital market and actuarial assumptions including expectations concerning policyholder

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behavior. A risk neutral valuation methodology is used to project the cash flows from the guarantees under multiple capital market scenarios to determine an economic liability. The reported estimated fair value is then determined by taking the present value of these risk-free generated cash flows using a discount rate that incorporates a spread over the risk-free rate to reflect our nonperformance risk and adding a risk margin. For more information on the determination of estimated fair value, see Note 10 of the Notes to the Consolidated Financial Statements.

The table below contains the carrying value for guarantees at:

	Future Policy Benefits		Policyholder Account Balances
	December 31,		December 31,
	2014	2013	2014	2013
	(In millions)

Americas

GMDB	$710	$495	$—	$—

GMIB	1,993	1,608	(1,278)	(1,904)

GMAB	—	—	2	2

GMWB	104	62	38	(441)

Asia

GMDB	29	33	—	—

GMAB	—	—	22	3

GMWB	91	204	129	129

EMEA

GMDB	2	6	—	—

GMAB	—	—	23	11

GMWB	26	19	(61)	(102)

Corporate & Other

GMDB	17	11	—	—

GMAB	—	—	23	83

GMWB	74	109	949	1,179

Total	$3,046	$2,547	$(153)	$(1,040)

The carrying amounts for guarantees included in PABs above include nonperformance risk adjustments of $299 million and $267 million at December 31, 2014 and 2013, respectively. These nonperformance risk adjustments represent the impact of including a credit spread when discounting the underlying risk neutral cash flows to determine the estimated fair values. The nonperformance risk adjustment does not have an economic impact on us as it cannot be monetized given the nature of these policyholder liabilities. The change in valuation arising from the nonperformance risk adjustment is not hedged.

The carrying values of these guarantees can change significantly during periods of sizable and sustained shifts in equity market performance, equity volatility, interest rates or foreign currency exchange rates. Carrying values are also impacted by our assumptions around mortality, separate account returns and policyholder behavior, including lapse rates.

As discussed below, we use a combination of product design, reinsurance, hedging strategies, and other risk management actions to mitigate the risks related to these benefits. Within each type of guarantee, there is a range of product offerings reflecting the changing nature of these products over time. Changes in product features and terms are in part driven by customer demand but, more importantly, reflect our risk management practices of continuously evaluating the guaranteed benefits and their associated asset-liability matching.

The sections below provide further detail by total contract account value for certain of our most popular guarantees. Total contract account values include amounts not reported in the consolidated balance sheets from assumed reinsurance, contractholder-directed investments which do not qualify for presentation as separate account assets, and amounts included in our general account.

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GMDBs

We offer a range of GMDBs to our contractholders. The table below presents GMDBs, by benefit type, at December 31, 2014:

	Total Contract Account Value (1)
	Americas	Corporate & Other
	(In millions)

Return of premium or five to seven year step-up	$105,767	$13,179

Annual step-up	31,011	—

Roll-up and step-up combination	39,681	—

Total	$176,459	$13,179

(1)	Total contract account value excludes $2.3 billion for contracts with no GMDBs and $11.2 billion of total contract account value in the EMEA and Asia segments.

Based on total contract account value, less than 40% of our GMDBs included enhanced death benefits such as the annual step-up or roll-up and step-up combination products. We expect the above GMDB risk profile to be relatively consistent for the foreseeable future.

As part of our risk management of the GMDB business, we have been opportunistically reinsuring in-force blocks, taking advantage of favorable capital market conditions. Our approach for such treaties has been to seek coverage for the enhanced GMDBs, such as the annual step-up and the roll-up and step-up combination. These treaties tend to cover long periods until claims start running off, and are written either on a first dollar basis or with a deductible.

Living Benefit Guarantees

The table below presents our living benefit guarantees based on total contract account values at December 31, 2014:

	Total Contract Account Value (1)
	Americas	Corporate & Other
	(In millions)

GMIB	$98,436	$—

GMWB - non-life contingent	6,553	3,274

GMWB - life-contingent	21,426	8,514

GMAB	226	1,391

	$126,641	$13,179

(1)	Total contract account value excludes $52.1 billion for contracts with no living benefit guarantees and $9.2 billion of total contract account value in the EMEA and Asia segments.

In terms of total contract account value, GMIBs are our most significant living benefit guarantee. Our primary risk management strategy for our GMIB products is our derivatives hedging program as discussed below. Additionally, we have engaged in certain reinsurance agreements covering some of our GMIB business. As part of our overall risk management approach for living benefit guarantees, we continually monitor the reinsurance markets for the right opportunity to purchase additional coverage for our GMIB business.

The table below presents our GMIBs, by their guaranteed payout basis, at December 31, 2014:

Total Contract Account Value
(In millions)

7-year setback, 2.5% interest rate	$35,997

7-year setback, 1.5% interest rate	6,088

10-year setback, 1.5% interest rate	20,128

10-year mortality projection, 10-year setback, 1.0% interest rate	31,659

10-year mortality projection, 10-year setback, 0.5% interest rate	4,564

$98,436

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The annuitization interest rates on GMIBs have been decreased from 2.5% to 0.5% over time, partially in response to the low interest rate environment, accompanied by an increase in the setback period from seven years to 10 years and the recent introduction of the 10-year mortality projection. We expect new contracts to have comparable guarantee features for the foreseeable future.

Additionally, 32% of the $98.4 billion of GMIB total contract account value has been invested in managed volatility funds as of December 31, 2014. These funds seek to manage volatility by adjusting the fund holdings within certain guidelines based on capital market movements. Such activity reduces the overall risk of the underlying funds while maintaining their growth opportunities. These risk mitigation techniques translate to a reduction or elimination of the need for us to manage the funds’ volatility through hedging or reinsurance. We expect the proportion of total contract account value invested in these funds to increase for the foreseeable future, as new contracts with GMIB are required to invest in these funds.

Our GMIB products typically have a waiting period of 10 years to be eligible for annuitization. As of December 31, 2014, only 11% of our contracts with GMIBs were eligible for annuitization. The remaining contracts are not eligible for annuitization for an average of seven years.

Once eligible for annuitization, contractholders would only be expected to annuitize if their contracts were in-the-money. We calculate in-the-moneyness with respect to GMIBs consistent with net amount at risk as discussed in Note 4 of the Notes to the Consolidated Financial Statements, by comparing the contractholders’ income benefits based on total contract account values and current annuity rates versus the guaranteed income benefits. For those contracts with GMIB, the table below presents details of contracts that are in-the-money and out-of-the money at December 31, 2014:

	In-the- Moneyness	Total Contract Account Value	% of Total
		(In millions)

In-the-money	30% +	$1,428	1.5%

	20% to 30%	1,154	1.2%

	10% to 20%	2,591	2.6%

	0% to 10%	5,216	5.3%

		10,389

Out-of-the-money	-10% to 0%	8,906	9%

	-20% to 10%	19,689	20%

	-20% +	59,452	60.4%

		88,047

Total GMIBs		$98,436

Derivatives Hedging Variable Annuity Guarantees

In addition to reinsurance and our risk mitigating steps described above, we have a hedging strategy that uses various OTC and exchanged traded derivatives. The table below presents the gross notional amount, estimated fair value and primary underlying risk exposure of the derivatives hedging our variable annuity guarantees:

Primary Underlying Risk Exposure	Instrument Type	December 31,
		2014			2013
		Gross Notional Amount	Estimated Fair Value		Gross Notional Amount	Estimated Fair Value
			Assets	Liabilities		Assets	Liabilities
		(In millions)

Interest rate	Interest rate swaps	$22,794	$1,881	$834	$25,474	$1,108	$669

	Interest rate futures	2,707	3	9	5,888	9	9

	Interest rate options	36,510	908	26	17,690	131	236

Foreign currency exchange rate	Foreign currency forwards	2,241	1	137	2,324	1	171

	Foreign currency futures	522	2	—	365	1	1

Equity market	Equity futures	6,065	65	2	5,144	1	43

	Equity index options	37,427	1,422	1,035	35,445	1,344	1,068

	Equity variance swaps	24,598	196	639	21,636	174	577

	Total rate of return swaps	3,297	22	101	3,802	—	179

	Total	$136,161	$4,500	$2,783	$117,768	$2,769	$2,953

The change in estimated fair values of our derivatives is recorded in policyholder benefits and claims if they are hedging guarantees included in future policy benefits, and in net derivative gains (losses) if they are hedging guarantees included in PABs.

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Our hedging strategy involves the significant use of static longer-term derivative instruments to avoid the need to execute transactions during periods of market disruption or higher volatility. We continually monitor the capital markets for opportunities to adjust our liability coverage, as appropriate. Futures are also used to dynamically adjust the daily coverage levels as markets and liability exposures fluctuate.

We remain liable for the guaranteed benefits in the event that reinsurers or derivative counterparties are unable or unwilling to pay. Certain of our reinsurance agreements and most derivative positions are collateralized and derivatives positions are subject to master netting agreements, both of which significantly reduce the exposure to counterparty risk. In addition, we are subject to the risk that hedging and other risk management actions prove ineffective or that unanticipated policyholder behavior or mortality, combined with adverse market events, produces economic losses beyond the scope of the risk management techniques employed.

Liquidity and Capital Resources

Overview

Our business and results of operations are materially affected by conditions in the global capital markets and the economy generally. Stressed conditions, volatility and disruptions in global capital markets, particular markets, or financial asset classes can have an adverse effect on us, in part because we have a large investment portfolio and our insurance liabilities are sensitive to changing market factors. The global markets and economy continue to experience volatility that may affect our financing costs and market interest for our debt or equity securities. For further information regarding market factors that could affect our ability to meet liquidity and capital needs, see “— Industry Trends” and “— Investments — Current Environment.”

Liquidity Management

Based upon the strength of our franchise, diversification of our businesses, strong financial fundamentals and the substantial funding sources available to us as described herein, we continue to believe we have access to ample liquidity to meet business requirements under current market conditions and reasonably possible stress scenarios. We continuously monitor and adjust our liquidity and capital plans for MetLife, Inc. and its subsidiaries in light of market conditions, as well as changing needs and opportunities.

Short-term Liquidity

We maintain a substantial short-term liquidity position, which was $14.0 billion and $15.8 billion at December 31, 2014 and 2013, respectively. Short-term liquidity includes cash and cash equivalents and short-term investments, excluding assets that are pledged or otherwise committed including: (i) amounts related to cash collateral received under our securities lending program; (ii) amounts related to cash collateral received from counterparties in connection with derivatives; and (iii) cash held in the closed block.

Liquid Assets

An integral part of our liquidity management includes managing our level of liquid assets, which was $237.4 billion and $240.9 billion at December 31, 2014 and 2013, respectively. Liquid assets include cash and cash equivalents, short-term investments and publicly-traded securities, excluding assets that are pledged or otherwise committed including: (i) amounts related to cash collateral received under our securities lending program; (ii) amounts related to cash collateral received from counterparties in connection with derivatives; (iii) cash and investments held in the closed block, in regulatory custodial accounts or on deposit with regulatory agencies; (iv) investments held in trust in support of collateral financing arrangements; and (v) investments pledged in support of funding agreements, derivatives and short sale agreements.

Capital Management

We have established several senior management committees as part of our capital management process. These committees, including the Capital Management Committee and the Enterprise Risk Committee (“ERC”), regularly review actual and projected capital levels (under a variety of scenarios including stress scenarios) and our annual capital plan in accordance with our capital policy. The Capital Management Committee is comprised of members of senior management, including MetLife, Inc.’s Chief Financial Officer, Treasurer and Chief Risk Officer (“CRO”). The ERC is also comprised of members of senior management, including MetLife, Inc.’s Chief Financial Officer, CRO and Chief Investment Officer.

Our Board and senior management are directly involved in the development and maintenance of our capital policy. The capital policy sets forth, among other things, minimum and target capital levels and the governance of the capital management process. All capital actions, including proposed changes to the annual capital plan, capital targets or capital policy, are reviewed by the Finance and Risk Committee of the Board prior to obtaining full Board approval. The Board approves the capital policy and the annual capital plan and authorizes capital actions, as required.

See “Risk Factors — Capital-Related Risks — Regulatory Restrictions and Uncertainty and Restrictions Under the Terms of Certain of Our Securities May Prevent Us from Repurchasing Our Stock and Paying Dividends at the Level We Wish” in the 2014 Form 10-K and Note 16 of the Notes to the Consolidated Financial Statements for information regarding restrictions on payment of dividends and stock repurchases. See also “— The Company — Liquidity and Capital Uses — Common Stock Repurchases” for information regarding MetLife, Inc.’s common stock repurchase authorizations.

The Company

Liquidity

Liquidity refers to a company’s ability to generate adequate amounts of cash to meet its needs. We determine our liquidity needs based on a rolling six-month forecast by portfolio of invested assets which we monitor daily. We adjust the asset mix and asset maturities based on this rolling six-month forecast. To support this forecast, we conduct cash flow and stress testing, which include various scenarios of the potential

66	MetLife, Inc.

risk of early contractholder and policyholder withdrawal. We include provisions limiting withdrawal rights on many of our products, including general account pension products sold to employee benefit plan sponsors. Certain of these provisions prevent the customer from making withdrawals prior to the maturity date of the product. In the event of significant cash requirements beyond anticipated liquidity needs, we have various alternatives available depending on market conditions and the amount and timing of the liquidity need. These available alternatives include cash flows from operations, sales of liquid assets, global funding sources and various credit facilities.

Under certain stressful market and economic conditions, our access to liquidity may deteriorate, or the cost to access liquidity may increase. If we require significant amounts of cash on short notice in excess of anticipated cash requirements or if we are required to post or return cash collateral in connection with derivatives or our securities lending program, we may have difficulty selling investments in a timely manner, be forced to sell them for less than we otherwise would have been able to realize, or both. In addition, in the event of such forced sale, accounting guidance requires the recognition of a loss for certain securities in an unrealized loss position and may require the impairment of other securities if there is a need to sell such securities, which may negatively impact our financial condition. See “Risk Factors — Investment-Related Risks — Should the Need Arise, We May Have Difficulty Selling Certain Holdings in Our Investment Portfolio or in Our Securities Lending Program in a Timely Manner and Realizing Full Value Given Their Illiquid Nature” in the 2014 Form 10-K.

In extreme circumstances, all general account assets within a particular legal entity — other than those which may have been pledged to a specific purpose — are available to fund obligations of the general account of that legal entity.

Capital

We manage our capital position to maintain our financial strength and credit ratings. Our capital position is supported by our ability to generate strong cash flows within our operating companies and borrow funds at competitive rates, as well as by our demonstrated ability to raise additional capital to meet operating and growth needs despite adverse market and economic conditions.

Rating Agencies

Rating agencies assign insurer financial strength ratings to MetLife, Inc.’s domestic life insurance subsidiaries and credit ratings to MetLife, Inc. and certain of its subsidiaries. Financial strength ratings indicate the rating agency’s opinion regarding an insurance company’s ability to meet contractholder and policyholder obligations. Credit ratings indicate the rating agency’s opinion regarding a debt issuer’s ability to meet the terms of debt obligations in a timely manner. They are important factors in our overall funding profile and ability to access certain types of liquidity. The level and composition of regulatory capital at the subsidiary level and our equity capital are among the many factors considered in determining our insurer financial strength ratings and credit ratings. Each agency has its own capital adequacy evaluation methodology, and assessments are generally based on a combination of factors. In addition to heightening the level of scrutiny that they apply to insurance companies, rating agencies have increased and may continue to increase the frequency and scope of their credit reviews, may request additional information from the companies that they rate and may adjust upward the capital and other requirements employed in the rating agency models for maintenance of certain ratings levels. See “Business — Company Ratings” in the 2014 Form 10-K for further information on our insurer financial strength ratings.

Downgrades in our financial strength ratings could have a material adverse effect on our financial condition and results of operations in many ways, including:

•	reducing new sales of insurance products, annuities and investment products;

•	adversely affecting our relationships with our sales force and independent sales intermediaries;

•	materially increasing the number or amount of policy surrenders and withdrawals by contractholders and policyholders;

•	requiring us to post additional collateral under certain of our financing and derivative transactions;

•	requiring us to reduce prices for our products and services to remain competitive; and

•	adversely affecting our ability to obtain reinsurance at reasonable prices or at all.

A downgrade in the credit ratings or insurer financial strength ratings of MetLife, Inc. or its subsidiaries would likely impact us in the following ways, including:

•	impact our ability to generate cash flows from the sale of funding agreements and other capital market products offered by our Corporate Benefit Funding segment;

•	impact the cost and availability of financing for MetLife, Inc. and its subsidiaries; and

•

result in additional collateral requirements or other required payments under certain agreements, which are eligible to be satisfied in cash or by posting investments held by the subsidiaries subject to the agreements. See “— Liquidity and Capital Uses — Pledged Collateral.”

Statutory Capital and Dividends

Our domestic insurance subsidiaries have statutory surplus well above levels to meet current regulatory requirements.

Except for American Life, risk-based capital (“RBC”) requirements are used as minimum capital requirements by the NAIC and the state insurance departments to identify companies that merit regulatory action. RBC is based on a formula calculated by applying factors to various asset, premium and statutory reserve items. The formula takes into account the risk characteristics of the insurer, including asset risk, insurance risk, interest rate risk and business risk and is calculated on an annual basis. The formula is used as an early warning regulatory tool to identify possible inadequately capitalized insurers for purposes of initiating regulatory action, and not as a means to rank insurers generally. These rules apply to each of our domestic insurance subsidiaries. State insurance laws grant insurance regulators the authority to require various actions by, or take various actions against, insurers whose total adjusted capital does not meet or exceed certain RBC levels. At the date of the most recent annual statutory financial statements filed with insurance regulators, the total adjusted capital of each of these subsidiaries was in excess of each of those RBC levels.

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As a Delaware corporation, American Life is subject to Delaware law; however, because it does not conduct insurance business in Delaware or any other domestic state, it is exempt from RBC requirements under Delaware law. American Life’s operations are also regulated by applicable authorities of the countries in which it operates and is subject to capital and solvency requirements in those countries.

The amount of dividends that our insurance subsidiaries can pay to MetLife, Inc. or to other parent entities is constrained by the amount of surplus we hold to maintain our ratings and provides an additional margin for risk protection and investment in our businesses. We proactively take actions to maintain capital consistent with these ratings objectives, which may include adjusting dividend amounts and deploying financial resources from internal or external sources of capital. Certain of these activities may require regulatory approval. Furthermore, the payment of dividends and other distributions to MetLife, Inc. and other parent entities by their respective insurance subsidiaries is governed by insurance laws and regulations. See “Business — Regulation — U.S. Regulation — Insurance Regulation” and “Business — Regulation — International Regulation” in the 2014 Form 10-K and “—MetLife, Inc. — Liquidity and Capital Sources — Dividends from Subsidiaries” and Note 16 of the Notes to the Consolidated Financial Statements included elsewhere herein.

Affiliated Captive Reinsurance Transactions

Various subsidiaries of MetLife, Inc. cede specific policy classes, including term and universal life insurance, participating whole life insurance, long term disability insurance, group life insurance and other business, to various wholly-owned captive reinsurers. The reinsurance activities among these affiliated companies are eliminated within our consolidated results of operations. The statutory reserves of such affiliated captive reinsurers are supported by a combination of funds withheld receivable assets, investment assets and letters of credit issued by unaffiliated financial institutions. MetLife, Inc. has committed to maintain the surplus of several of the domestic affiliated captive reinsurers, as well as provided guarantees of the captive reinsurers’ repayment obligations on the letters of credit. MetLife, Inc. has also provided guarantees of reinsurers’ repayment obligations on derivative and certain reinsurance agreements entered into by the captives. See “— MetLife, Inc. — Liquidity and Capital Uses — Support Agreements” for further details on certain of these guarantees. Various subsidiaries of MetLife, Inc. enter into reinsurance agreements with affiliated captive reinsurers for risk and capital management purposes, as well as to manage statutory reserve requirements related to universal life and term life insurance policies and other business.

Recently, the NAIC and the Department of Financial Services have been scrutinizing insurance companies’ use of affiliated captive reinsurers and off-shore entities. One of the recommendations of the Department of Financial Services is that state insurance commissioners consider an immediate national moratorium on new reserve financing transactions involving captive insurers, until their inquiries are complete. We are not aware of any states other than New York and California implementing such a moratorium. While such a moratorium would not impact our existing reinsurance agreements with captive reinsurers, a moratorium placed on the use of captives for new reserve financing transactions could impact our ability to write certain products and/or impact our RBC ratios and ability to deploy excess capital in the future. This may result in our need to increase prices, modify product features or limit the availability of those products to our customers. While this affects insurers across the industry, it could adversely impact our competitive position and our results of operations in the future. We will evaluate product modifications, pricing structure and alternative means of managing risks, capital and statutory reserves and we expect the discontinued use of captive reinsurance on new reserve financing transactions would not have a material impact on our future consolidated financial results.

Our variable annuity guaranteed minimum benefit risk and certain other risks were previously ceded to an affiliated captive reinsurer. In November 2014, this captive reinsurer merged with and into MetLife USA as part of the Mergers, further reducing the Company’s exposure to and use of captive reinsurers. See “— Executive Summary — Other Key Information — Significant Events” for further information on the Mergers. See also “Risk Factors — Regulatory and Legal Risks — Our Insurance and Brokerage Businesses Are Highly Regulated, and Changes in Regulation and in Supervisory and Enforcement Policies May Reduce Our Profitability and Limit Our Growth — U.S. Regulation — Insurance Regulation” in the 2014 Form 10-K and Note 6 of the Notes to the Consolidated Financial Statements for further information on our reinsurance activities included elsewhere herein.

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Summary of the Company’s Primary Sources and Uses of Liquidity and Capital

Our primary sources and uses of liquidity and capital are summarized as follows:

	Years Ended December 31,
	2014	2013	2012
	(In millions)

Sources:

Operating activities, net	$16,376	$16,131	$17,160

Changes in policyholder account balances, net	1,483	—	4,290

Changes in payables for collateral under securities loaned and other transactions, net	5,031	—	—

Changes in bank deposits, net	—	8	—

Short-term debt issuances, net	—	75	—

Long-term debt issued	1,000	1,372	750

Net change in liability for securitized reverse residential mortgage loans	—	—	1,198

Cash received in connection with redeemable noncontrolling interests	—	774	—

Common stock issued, net of issuance costs	1,000	1,000	1,000

Other, net	—	—	609

Effect of change in foreign currency exchange rates on cash and cash equivalents	—	—	11

Total sources	24,890	19,360	25,018

Uses:

Investing activities, net	15,055	15,165	11,929

Changes in policyholder account balances, net	—	5,681	—

Changes in payables for collateral under securities loaned and other transactions, net	—	3,276	29

Changes in bank deposits, net	—	—	4,169

Short-term debt repayments, net	75	—	586

Long-term debt repaid	2,862	1,746	1,702

Collateral financing arrangements repaid	—	—	349

Cash paid in connection with collateral financing arrangements	—	—	44

Treasury stock acquired in connection with share repurchases	1,000	—	—

Dividends on preferred stock	122	122	122

Dividends on common stock	1,499	1,119	811

Other, net	700	192	—

Effect of change in foreign currency exchange rates on cash and cash equivalents	354	212	—

Total uses	21,667	27,513	19,741

Net increase (decrease) in cash and cash equivalents	$3,223	$(8,153)	$5,277

Cash Flows from Operations

The principal cash inflows from our insurance activities come from insurance premiums, annuity considerations and deposit funds. The principal cash outflows relate to various life insurance, property & casualty, annuity and pension products, operating expenses and income tax, as well as interest expense. A primary liquidity concern with respect to these cash flows is the risk of early contractholder and policyholder withdrawal.

Cash Flows from Investments

The principal cash inflows from our investment activities come from repayments of principal, proceeds from maturities and sales of investments, settlements of freestanding derivatives and net investment income. The principal cash outflows relate to purchases of investments, issuances of policy loans and settlements of freestanding derivatives. Additional cash outflows relate to purchases of businesses. We typically have a net cash outflow from investing activities because cash inflows from insurance operations are reinvested in accordance with our ALM discipline to fund insurance liabilities. We closely monitor and manage these risks through our comprehensive investment risk management process. The primary liquidity concerns with respect to these cash flows are the risk of default by debtors and market disruption.

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Cash Flows from Financing

The principal cash inflows from our financing activities come from issuances of debt and other securities, deposits of funds associated with PABs and lending of securities. The principal cash outflows come from repayments of debt, payments of dividends on and repurchases of MetLife, Inc.’s securities, withdrawals associated with PABs and the return of securities on loan. The primary liquidity concerns with respect to these cash flows are market disruption and the risk of early contractholder and policyholder withdrawal.

Liquidity and Capital Sources

In addition to the general description of liquidity and capital sources in “— Summary of the Company’s Primary Sources and Uses of Liquidity and Capital,” the following additional information is provided regarding our primary sources of liquidity and capital:

Global Funding Sources

Liquidity is provided by a variety of global funding sources, including funding agreements, credit facilities and commercial paper. Capital is provided by a variety of global funding sources, including short-term and long-term debt, collateral financing arrangements, junior subordinated debt securities, preferred securities, equity securities and equity-linked securities. The diversity of our global funding sources enhances our funding flexibility, limits dependence on any one market or source of funds and generally lowers the cost of funds. Our primary global funding sources include:

Common Stock

In October 2014, September 2013 and October 2012, MetLife, Inc. issued 22,907,960 new shares, 22,679,955 new shares and 28,231,956 new shares, respectively, of its common stock, each for $1.0 billion, in connection with the remarketing of senior debt securities and settlement of stock purchase contracts. See “— Remarketing of Senior Debt Securities and Settlement of Stock Purchase Contracts.”

Commercial Paper, Reported in Short-term Debt

MetLife, Inc. and MetLife Funding, Inc. (“MetLife Funding”) each have commercial paper programs supported by a $4.0 billion general corporate credit facility (see “— Credit and Committed Facilities”). MetLife Funding, a subsidiary of Metropolitan Life Insurance Company (“MLIC”), serves as our centralized finance unit. MetLife Funding raises cash from its commercial paper program and uses the proceeds to extend loans through MetLife Credit Corp., another subsidiary of MLIC, to affiliates in order to enhance the financial flexibility and liquidity of these companies. Outstanding balances for the commercial paper programs fluctuate in line with changes to affiliates’ financing arrangements.

Federal Home Loan Bank Funding Agreements, Reported in PABs

Certain of our domestic insurance subsidiaries are members of a regional FHLB. During the years ended December 31, 2014, 2013 and 2012, we issued $13.9 billion, $11.5 billion and $17.4 billion, respectively, and repaid $14.0 billion, $11.8 billion and $14.8 billion, respectively, under funding agreements with certain regional FHLBs. At both December 31, 2014 and 2013, total obligations outstanding under these funding agreements were $15.0 billion. See Note 4 of the Notes to the Consolidated Financial Statements.

Special Purpose Entity Funding Agreements, Reported in PABs

We issue fixed and floating rate funding agreements, which are denominated in either U.S. dollars or foreign currencies, to certain special purpose entities (“SPEs”) that have issued either debt securities or commercial paper for which payment of interest and principal is secured by such funding agreements. During the years ended December 31, 2014, 2013 and 2012, we issued $48.9 billion, $37.7 billion and $35.1 billion, respectively, and repaid $45.6 billion, $36.8 billion and $31.1 billion, respectively, under such funding agreements. At December 31, 2014 and 2013, total obligations outstanding under these funding agreements were $33.9 billion and $31.2 billion, respectively. See Note 4 of the Notes to the Consolidated Financial Statements.

Federal Agricultural Mortgage Corporation Funding Agreements, Reported in PABs

We have issued funding agreements to the Federal Agricultural Mortgage Corporation, as well as to certain SPEs that have issued debt securities for which payment of interest and principal is secured by such funding agreements, and such debt securities are also guaranteed as to payment of interest and principal by the Federal Agricultural Mortgage Corporation, a federally chartered instrumentality of the U.S. The obligations under all such funding agreements are secured by a pledge of certain eligible agricultural real estate mortgage loans. During the year ended December 31, 2014, we issued $200 million and repaid $200 million, under such funding agreements. During the years ended December 31, 2013 and 2012, there were no issuances or repayments under such funding agreements. At both December 31, 2014 and 2013, total obligations outstanding under these funding agreements were $2.8 billion. See Note 4 of the Notes to the Consolidated Financial Statements.

Debt Issuances and Other Borrowings

See Note 12 of the Notes to the Consolidated Financial Statements for further information on the following issuances of debt and other borrowings:

•

In April 2014, MetLife, Inc. issued $1.0 billion of senior notes for general corporate purposes, which included repayment of certain senior notes upon their maturity in 2014 and the redemption of certain senior notes due in 2033.

•	In November 2013, MetLife, Inc. issued $1.0 billion of senior notes for general corporate purposes, which included repayment of certain senior notes upon their maturity in 2014;

70	MetLife, Inc.

•	In August 2012, MetLife, Inc. issued $750 million of senior notes for general corporate purposes, which included repayment of certain senior notes upon their maturity in 2013;

•	During the year ended December 31, 2012, MetLife Bank received advances related to short-term borrowings totaling $150 million from the FHLB of New York (“FHLB of NY”).

Remarketing of Senior Debt Securities and Settlement of Stock Purchase Contracts

In each of October 2014, September 2013 and October 2012, MetLife, Inc. closed the successful remarketings of $1.0 billion of senior debt securities underlying the common equity units which were issued in November 2010 in connection with the acquisition of ALICO. MetLife, Inc. did not receive any proceeds from the remarketings. Most common equity unit holders used the remarketing proceeds to settle their payment obligations under the applicable stock purchase contracts. The subsequent settlement of the stock purchase contracts provided proceeds to MetLife, Inc. of $1.0 billion in each of October 2014, September 2013 and October 2012 in exchange for newly issued shares of MetLife, Inc.’s common stock as described in “— Common Stock” above.

See Note 15 of the Notes to the Consolidated Financial Statements for additional information regarding the remarketings.

Credit and Committed Facilities

At December 31, 2014, we maintained a $4.0 billion unsecured credit facility and certain committed facilities aggregating $12.2 billion. When drawn upon, these facilities bear interest at varying rates in accordance with the respective agreements.

In May 2014, MetLife, Inc. and MetLife Funding entered into a $4.0 billion five-year unsecured credit agreement, which amended and restated both the five-year $3.0 billion and the five-year $1.0 billion unsecured credit agreements in their entireties into a single agreement (the “2014 Five-Year Credit Agreement”). The credit facility made available by the 2014 Five-Year Credit Agreement may be used for general corporate purposes (including, in the case of loans, to back up commercial paper and, in the case of letters of credit, to support variable annuity policy and reinsurance reserve requirements). All borrowings under the 2014 Five-Year Credit Agreement must be repaid by May 30, 2019, except that letters of credit outstanding on that date may remain outstanding until no later than May 30, 2020. MetLife, Inc. incurred costs of $6 million related to the 2014 Five-Year Credit Agreement, which were capitalized and included in other assets. These costs are being amortized over the remaining term of the 2014 Five-Year Credit Agreement. At December 31, 2014, we had outstanding $684 million in letters of credit and no drawdowns against this facility. Remaining availability was $3.3 billion at December 31, 2014.

The committed facilities are used for collateral for certain of our affiliated reinsurance liabilities. At December 31, 2014, $6.6 billion in letters of credit and $2.8 billion in aggregate drawdowns under collateral financing arrangements were outstanding against these facilities. Remaining availability was $2.9 billion at December 31, 2014.

See Note 12 of the Notes to the Consolidated Financial Statements for further information about these facilities.

We have no reason to believe that our lending counterparties will be unable to fulfill their respective contractual obligations under these facilities. As commitments associated with letters of credit and financing arrangements may expire unused, these amounts do not necessarily reflect our actual future cash funding requirements.

Outstanding Debt Under Global Funding Sources

The following table summarizes our outstanding debt at:

	December 31,
	2014	2013
	(In millions)

Short-term debt	$100	$175

Long-term debt (1)	$16,135	$17,198

Collateral financing arrangements (2)	$4,196	$4,196

Junior subordinated debt securities (2)	$3,193	$3,193

(1)

Excludes $151 million and $1.5 billion at December 31, 2014 and 2013, respectively, of long-term debt relating to CSEs — FVO (see Note 8 of the Notes to the Consolidated Financial Statements). For more information regarding long-term debt, see Note 12 of the Notes to the Consolidated Financial Statements.

(2)	For information regarding collateral financing arrangements and junior subordinated debt securities, see Notes 13 and 14 of the Notes to the Consolidated Financial Statements, respectively.

Debt and Facility Covenants

Certain of our debt instruments and committed facilities, as well as our credit facility, contain various administrative, reporting, legal and financial covenants. We believe we were in compliance with all such covenants at December 31, 2014.

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Dispositions

Cash proceeds from dispositions during the years ended December 31, 2014, 2013 and 2012 were $759 million, $407 million and $605 million, respectively. During the year ended December 31, 2013, the sale of MetLife Bank’s depository business resulted in cash outflows of $6.4 billion as a result of the buyer’s assumption of the bank deposits liability in exchange for our cash payment.

See Note 3 of the Notes to the Consolidated Financial Statements for additional information.

Liquidity and Capital Uses

In addition to the general description of liquidity and capital uses in “— Summary of the Company’s Primary Sources and Uses of Liquidity and Capital” and “— Contractual Obligations,” the following additional information is provided regarding our primary uses of liquidity and capital:

Common Stock Repurchases

On January 15, 2008. MetLife, Inc. announced that its Board of Directors authorized $1.0 billion of common stock repurchases. On April 22, 2008, MetLife, Inc. announced that its Board of Directors authorized an additional $1.0 billion of common stock repurchases. MetLife, Inc. completed purchases under the January 2008 authorization in August 2014. MetLife, Inc. commenced purchases under the April 2008 authorization in August 2014 and, at December 31, 2014, $261 million remained unutilized under this authorization. On December 12, 2014, MetLife, Inc. announced that its Board of Directors authorized an additional $1.0 billion of common stock repurchases. MetLife, Inc. made no purchases under that authorization in 2014 and, at December 31, 2014, an aggregate of $1.3 billion remained unutilized under the April 2008 and December 2014 repurchase authorizations. MetLife, Inc. completed purchases under the April 2008 authorization in January 2015, and commenced purchases under the December 2014 authorization. Under these authorizations, MetLife, Inc. may purchase its common stock from the MetLife Policyholder Trust, in the open market (including pursuant to the terms of transactions meeting the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934 (“Exchange Act”)) and in privately negotiated transactions.

During the year ended December 31, 2014, MetLife, Inc. repurchased 18,876,363 shares of common stock in the open market for $1.0 billion utilizing the January 2008 and April 2008 authorizations. MetLife, Inc. did not repurchase any shares of common stock during the years ended December 31, 2013 or 2012. In 2015, through February 23, 2015, MetLife, Inc. repurchased 15,081,322 shares of its common stock in the open market for $739 million utilizing the April 2008 and December 2014 authorizations. See “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” in the 2014 Form 10-K.

Future common stock repurchases will be dependent upon several factors, including our capital position, liquidity, financial strength and credit ratings, general market conditions, the market price of MetLife, Inc.’s common stock compared to management’s assessment of the stock’s underlying value and applicable regulatory approvals, as well as other legal and accounting factors. See “Business — Regulation — U.S. Regulation — Regulation as a Non-Bank SIFI” and “Risk Factors — Capital-Related Risks — Regulatory Restrictions and Uncertainty and Restrictions Under the Terms of Certain of Our Securities May Prevent Us from Repurchasing Our Stock and Paying Dividends at the Level We Wish” in the 2014 Form 10-K and Note 16 of the Notes to the Consolidated Financial Statements included elsewhere herein.

Dividends

During the years ended December 31, 2014, 2013 and 2012, MetLife, Inc. paid dividends on its common stock of $1.5 billion, $1.1 billion and $811 million, respectively. During each of the years ended December 31, 2014, 2013 and 2012, MetLife, Inc. paid dividends on its preferred stock of $122 million. See Note 16 of the Notes to the Consolidated Financial Statements for information regarding the calculation and timing of these dividend payments.

The declaration and payment of common stock dividends is subject to the discretion of our Board of Directors, and will depend on MetLife, Inc.’s financial condition, results of operations, cash requirements, future prospects, regulatory restrictions on the payment of dividends by MetLife, Inc.’s insurance subsidiaries and other factors deemed relevant by the Board. On January 6, 2015, the MetLife, Inc. Board of Directors declared a first quarter 2015 common stock dividend of $0.35 per share payable on March 13, 2015 to shareholders of record as of February 6, 2015. The Company estimates the aggregate dividend payment will be $394 million.

Preferred stock dividends are paid quarterly in accordance with the terms of MetLife, Inc.’s Floating Rate Non-Cumulative Preferred Stock, Series A, and 6.50% Non-Cumulative Preferred Stock, Series B.

The payment of dividends and other distributions by MetLife, Inc. to its security holders may be subject to regulation by the Federal Reserve as a result of MetLife, Inc.’s designation as a non-bank SIFI. See “Business — Regulation — U.S. Regulation — Regulation as a Non-Bank SIFI” in the 2014 Form 10-K. In addition, if additional capital requirements are imposed on MetLife, Inc. as a G-SII, its ability to pay dividends could be reduced by any such additional capital requirements that might be imposed. See “Business — Regulation — International Regulation — Global Systemically Important Insurers” in the 2014 Form 10-K. The payment of dividends is also subject to restrictions under the terms of our preferred stock and junior subordinated debentures in situations where we may be experiencing financial stress. See “Risk Factors — Capital-Related Risks —Regulatory Restrictions and Uncertainty and Restrictions Under the Terms of Certain of Our Securities May Prevent Us from Repurchasing Our Stock and Paying Dividends at the Level We Wish” in the 2014 Form 10-K and Note 16 of the Notes to the Consolidated Financial Statements included elsewhere herein.

Debt Repayments

See Notes 12 and 13 of the Notes to the Consolidated Financial Statements for further information on long-term and short-term debt and collateral financing arrangements, respectively, including:

•	In June and February 2014, MetLife, Inc. repaid at maturity its $350 million and $1.0 billion senior notes, respectively.

•	In May 2014, MetLife, Inc. redeemed $200 million aggregate principal amount of its 5.875% senior notes due in November 2033 at par.

72	MetLife, Inc.

•	In November and August 2013, MetLife, Inc. repaid at maturity its $500 million and $250 million senior notes, respectively;

•	In December and June 2012, MetLife, Inc. repaid at maturity its $400 million and $397 million senior notes, respectively;

•	During the year ended December 31, 2012, MetLife Bank repaid to the FHLB of NY long-term debt of $374 million and short-term debt of $735 million; and

•

In June 2012, following regulatory approval, MetLife Reinsurance Company of Charleston (“MRC”), a wholly-owned subsidiary of MetLife, Inc., repurchased and canceled $451 million in aggregate principal amount of surplus notes.

Debt Repurchases

We may from time to time seek to retire or purchase our outstanding debt through cash purchases and/or exchanges for other securities, in open market purchases, privately negotiated transactions or otherwise. Any such repurchases or exchanges will be dependent upon several factors, including our liquidity requirements, contractual restrictions, general market conditions, and applicable regulatory, legal and accounting factors. Whether or not to repurchase any debt and the size and timing of any such repurchases will be determined at our discretion.

Support Agreements

MetLife, Inc. and several of its subsidiaries (each, an “Obligor”) are parties to various capital support commitments and guarantees with subsidiaries. Under these arrangements, each Obligor, with respect to the applicable entity, has agreed to cause such entity to meet specified capital and surplus levels or has guaranteed certain contractual obligations. We anticipate that in the event that these arrangements place demands upon us, there will be sufficient liquidity and capital to enable us to meet anticipated demands. In November 2014, prior to the Mergers, certain foreign reinsurance risks reinsured by Exeter were recaptured and then reinsured to a new insurance affiliate in Bermuda. At that time, MetLife, Inc.’s guarantee of Exeter’s former reinsurance obligations was replaced by a guarantee of the Bermuda insurance affiliate’s reinsurance obligations. Further, MetLife, Inc. now also guarantees obligations of the new Bermuda insurance affiliate arising from derivatives. Certain other MetLife, Inc. and Obligor contingent commitments were also terminated or canceled in connection with the Mergers. See “— MetLife, Inc. — Liquidity and Capital Uses — Support Agreements.”

Insurance Liabilities

Liabilities arising from our insurance activities primarily relate to benefit payments under various life insurance, property & casualty, annuity and group pension products, as well as payments for policy surrenders, withdrawals and loans. For annuity or deposit type products, surrender or lapse behavior differs somewhat by segment. In the Retail segment, which includes individual annuities, lapses and surrenders tend to occur in the normal course of business. During the years ended December 31, 2014 and 2013, general account surrenders and withdrawals from annuity products were $4.5 billion and $4.3 billion, respectively. In the Corporate Benefit Funding segment, which includes pension closeouts, bank-owned life insurance and other fixed annuity contracts, as well as funding agreements and other capital market products, most of the products offered have fixed maturities or fairly predictable surrenders or withdrawals. With regard to the Corporate Benefit Funding segment liabilities that provide customers with limited rights to accelerate payments, there were $135 million at December 31, 2014 of funding agreements and other capital market products that could be put back to the Company after a period of notice of 90 days. See “— Contractual Obligations.”

Pledged Collateral

We pledge collateral to, and have collateral pledged to us by, counterparties in connection with our derivatives. At December 31, 2014 and 2013, we were obligated to return cash collateral under our control of $4.6 billion and $2.0 billion, respectively. At December 31, 2014 and 2013, we had pledged cash collateral of $133 million and $3 million, respectively, for OTC-bilateral derivatives in a net liability position. With respect to OTC-bilateral derivatives in a net liability position that have credit contingent provisions, a one-notch downgrade in the Company’s credit rating would require $5 million of additional collateral be provided to our counterparties as of December 31, 2014. See Note 9 of the Notes to the Consolidated Financial Statements for additional information about collateral pledged to us, collateral we pledge and derivatives subject to credit contingent provisions.

We pledged collateral and have had collateral pledged to us, and may be required from time to time to pledge additional collateral or be entitled to have additional collateral pledged to us, in connection with collateral financing arrangements related to the reinsurance of closed block and ULSG liabilities. See Note 13 of the Notes to the Consolidated Financial Statements.

We pledged collateral from time to time in connection with funding agreements. See Notes 4 and 12 of the Notes to the Consolidated Financial Statements.

Securities Lending

We participate in a securities lending program whereby securities are loaned to third parties, primarily brokerage firms and commercial banks. We obtain collateral, usually cash, from the borrower, which must be returned to the borrower when the loaned securities are returned to us. Under our securities lending program, we were liable for cash collateral under our control of $30.8 billion and $28.3 billion at December 31, 2014 and 2013, respectively. Of these amounts, $10.7 billion and $6.0 billion at December 31, 2014 and 2013, respectively, were on open, meaning that the related loaned security could be returned to us on the next business day requiring the immediate return of cash collateral we hold. The estimated fair value of the securities on loan related to the cash collateral on open at December 31, 2014 was $10.5 billion, of which $9.5 billion were U.S. Treasury and agency securities which, if put to us, could be immediately sold to satisfy the cash requirements to immediately return the cash collateral. See “— Investments — Securities Lending” for further information.

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Litigation

Putative or certified class action litigation and other litigation, and claims and assessments against us, in addition to those discussed elsewhere herein and those otherwise provided for in the consolidated financial statements, have arisen in the course of our business, including, but not limited to, in connection with our activities as an insurer, employer, investor, investment advisor, taxpayer and, formerly, a mortgage lending bank. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning our compliance with applicable insurance and other laws and regulations. See Note 21 of the Notes to the Consolidated Financial Statements.

We establish liabilities for litigation and regulatory loss contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. For material matters where a loss is believed to be reasonably possible but not probable, no accrual is made but we disclose the nature of the contingency and an aggregate estimate of the reasonably possible range of loss in excess of amounts accrued, when such an estimate can be made. It is not possible to predict or determine the ultimate outcome of all pending investigations and legal proceedings. In some of the matters referred to herein, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations, it is possible that an adverse outcome in certain cases could have a material adverse effect upon our financial position, based on information currently known by us, in our opinion, the outcome of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our consolidated net income or cash flows in particular quarterly or annual periods.

Acquisitions

Cash outflows for acquisitions and investments in strategic partnerships during the years ended December 31, 2014, 2013 and 2012 were $277 million, $1.9 billion and $49 million, respectively. See Note 3 of the Notes to the Consolidated Financial Statements for information regarding acquisitions.

Contractual Obligations

The following table summarizes our major contractual obligations at December 31, 2014:

	Total	One Year or Less	More than One Year to Three Years	More than Three Years to Five Years	More than Five Years
	(In millions)

Insurance liabilities	$366,039	$21,855	$18,798	$18,957	$306,429

Policyholder account balances	299,597	36,960	34,405	24,911	203,321

Payables for collateral under securities loaned and other transactions	35,326	35,326	—	—	—

Debt	40,247	2,455	4,310	3,890	29,592

Investment commitments	9,323	8,022	1,299	2	—

Operating leases	1,771	308	437	295	731

Other	19,008	18,508	19	22	459

Total	$771,311	$123,434	$59,268	$48,077	$540,532

Insurance Liabilities

Insurance liabilities include future policy benefits, other policy-related balances, policyholder dividends payable and the policyholder dividend obligation, which are all reported on the consolidated balance sheet and are more fully described in Notes 1 and 4 of the Notes to the Consolidated Financial Statements. The amounts presented reflect future estimated cash payments and (i) are based on mortality, morbidity, lapse and other assumptions comparable with our experience and expectations of future payment patterns; and (ii) consider future premium receipts on current policies in-force. All estimated cash payments presented are undiscounted as to interest, net of estimated future premiums on in-force policies and gross of any reinsurance recoverable. Payment of amounts related to policyholder dividends left on deposit are projected based on assumptions of policyholder withdrawal activity. Because the exact timing and amount of the ultimate policyholder dividend obligation is subject to significant uncertainty and the amount of the policyholder dividend obligation is based upon a long-term projection of the performance of the closed block, we have reflected the obligation at the amount of the liability, if any, presented in the consolidated balance sheet in the more than five years category. Additionally, the more than five years category includes estimated payments due for periods extending for more than 100 years.

The sum of the estimated cash flows shown for all years of $365.0 billion exceeds the liability amounts of $207.8 billion included on the consolidated balance sheet principally due to (i) the time value of money, which accounts for a substantial portion of the difference; and (ii) differences in assumptions, most significantly mortality, between the date the liabilities were initially established and the current date; and are partially offset by liabilities related to accounting conventions, or which are not contractually due, which are excluded.

Actual cash payments may differ significantly from the liabilities as presented in the consolidated balance sheets and the estimated cash payments as presented due to differences between actual experience and the assumptions used in the establishment of these liabilities and the estimation of these cash payments.

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For the majority of our insurance operations, estimated contractual obligations for future policy benefits and PABs, as presented, are derived from the annual asset adequacy analysis used to develop actuarial opinions of statutory reserve adequacy for state regulatory purposes. These cash flows are materially representative of the cash flows under GAAP. See “— Policyholder Account Balances.”

Policyholder Account Balances

See Notes 1 and 4 of the Notes to the Consolidated Financial Statements for a description of the components of PABs. See “— Insurance Liabilities” regarding the source and uncertainties associated with the estimation of the contractual obligations related to future policy benefits and PABs.

Amounts presented represent the estimated cash payments undiscounted as to interest and including assumptions related to the receipt of future premiums and deposits; withdrawals, including unscheduled or partial withdrawals; policy lapses; surrender charges; annuitization; mortality; future interest credited; policy loans and other contingent events as appropriate for the respective product type. Such estimated cash payments are also presented net of estimated future premiums on policies currently in-force and gross of any reinsurance recoverable. For obligations denominated in foreign currencies, cash payments have been estimated using current spot foreign currency rates.

The sum of the estimated cash flows shown for all years of $299.5 billion exceeds the liability amount of $209.3 billion included on the consolidated balance sheets principally due to (i) the time value of money, which accounts for a substantial portion of the difference; (ii) differences in assumptions, between the date the liabilities were initially established and the current date; and (iii) liabilities related to accounting conventions, or which are not contractually due, which are excluded.

Payables for Collateral Under Securities Loaned and Other Transactions

We have accepted cash collateral in connection with securities lending and derivatives. As the securities lending transactions expire within the next year and the timing of the return of the derivatives collateral is uncertain, the return of the collateral has been included in the one year or less category in the table. We also held non-cash collateral, which is not reflected as a liability in the consolidated balance sheet of $4.2 billion at December 31, 2014.

Debt

Amounts presented for debt include short-term debt, long-term debt, collateral financing arrangements and junior subordinated debt securities, the total of which differs from the total of the corresponding amounts presented on the consolidated balance sheet due to the following: (i) the amounts presented herein do not include premiums or discounts upon issuance or purchase accounting fair value adjustments; (ii) the amounts presented herein include future interest on such obligations for the period from January 1, 2015 through maturity; and (iii) the amounts presented herein do not include $151 million at December 31, 2014 of long-term debt relating to CSEs — FVO as such debt does not represent our contractual obligations. Future interest on variable rate debt was computed using prevailing rates at December 31, 2014 and, as such, does not consider the impact of future rate movements. Future interest on fixed rate debt was computed using the stated rate on the obligations for the period from January 1, 2014 through maturity, except with respect to junior subordinated debt which was computed using the stated rates through the scheduled redemption dates as it is our expectation that such obligations will be redeemed at that time. Inclusion of interest payments on junior subordinated debt securities through the final maturity dates would increase the contractual obligation by $7.7 billion. Pursuant to collateral financing arrangements, MetLife, Inc. may be required to deliver cash or pledge collateral to the respective unaffiliated financial institutions. See Note 13 of the Notes to the Consolidated Financial Statements.

Investment Commitments

To enhance the return on our investment portfolio, we commit to lend funds under mortgage loans, bank credit facilities, bridge loans and private corporate bond investments and we commit to fund partnership investments. In the table, the timing of the funding of mortgage loans and private corporate bond investments is based on the expiration dates of the corresponding commitments. As it relates to commitments to fund partnerships and bank credit facilities, we anticipate that these amounts could be invested any time over the next five years; however, as the timing of the fulfillment of the obligation cannot be predicted, such obligations are generally presented in the one year or less category. Commitments to fund bridge loans are short-term obligations and, as a result, are presented in the one year or less category. See Note 21 of the Notes to the Consolidated Financial Statements and “— Off-Balance Sheet Arrangements.”

Operating Leases

As a lessee, we have various operating leases, primarily for office space. Contractual provisions exist that could increase or accelerate those lease obligations presented, including various leases with early buyouts and/or escalation clauses. However, the impact of any such transactions would not be material to our financial position or results of operations. See Note 21 of the Notes to the Consolidated Financial Statements.

Other

Other obligations presented are principally comprised of amounts due under reinsurance agreements, payables related to securities purchased but not yet settled, securities sold short, accrued interest on debt obligations, estimated fair value of derivative obligations, deferred compensation arrangements, guaranty liabilities, and accruals and accounts payable due under contractual obligations, which are all reported in other liabilities on the consolidated balance sheets. If the timing of any of these other obligations is sufficiently uncertain, the amounts are included within the one year or less category. Items reported in other liabilities on the consolidated balance sheets that were excluded from the table represent accounting conventions or are not liabilities due under contractual obligations. Unrecognized tax benefits and related accrued interest totaling $1.1 billion was excluded as the timing of payment cannot be reliably determined.

Separate account liabilities are excluded as they are fully funded by cash flows from the corresponding separate account assets and are set equal to the estimated fair value of separate account assets.

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We also enter into agreements to purchase goods and services in the normal course of business; however, such amounts are excluded as these purchase obligations were not material to our consolidated results of operations or financial position at December 31, 2014.

Additionally, we have agreements in place for services we conduct, generally at cost, between subsidiaries relating to insurance, reinsurance, loans and capitalization. Intercompany transactions have been eliminated in consolidation. Intercompany transactions among insurance subsidiaries and affiliates have been approved by the appropriate insurance regulators as required.

MetLife, Inc.

Liquidity and Capital Management

Liquidity and capital are managed to preserve stable, reliable and cost-effective sources of cash to meet all current and future financial obligations and are provided by a variety of sources, including a portfolio of liquid assets, a diversified mix of short- and long-term funding sources from the wholesale financial markets and the ability to borrow through credit and committed facilities. Liquidity is monitored through the use of internal liquidity risk metrics, including the composition and level of the liquid asset portfolio, timing differences in short-term cash flow obligations, access to the financial markets for capital and debt transactions and exposure to contingent draws on MetLife, Inc.’s liquidity. MetLife, Inc. is an active participant in the global financial markets through which it obtains a significant amount of funding. These markets, which serve as cost-effective sources of funds, are critical components of MetLife, Inc.’s liquidity and capital management. Decisions to access these markets are based upon relative costs, prospective views of balance sheet growth and a targeted liquidity profile and capital structure. A disruption in the financial markets could limit MetLife, Inc.’s access to liquidity.

MetLife, Inc.’s ability to maintain regular access to competitively priced wholesale funds is fostered by its current credit ratings from the major credit rating agencies. We view our capital ratios, credit quality, stable and diverse earnings streams, diversity of liquidity sources and our liquidity monitoring procedures as critical to retaining such credit ratings. See “— The Company — Capital — Rating Agencies.”

Liquidity

For a summary of MetLife, Inc.’s liquidity, see “— The Company — Liquidity.”

Capital

For a summary of MetLife, Inc.’s capital, see “— The Company — Capital.” For further information regarding potential capital restrictions and limitations on MetLife, Inc. as a non-bank SIFI and G-SII, see “Business — Regulation — U.S. Regulation — Regulation as a Non-Bank SIFI” and “Business — Regulation — International Regulation — Global Systemically Important Insurers” in the 2014 Form 10-K. See also “—The Company — Liquidity and Capital Uses — Common Stock Repurchases” for information regarding the resumption of MetLife, Inc.’s common stock repurchases.

Liquid Assets

At December 31, 2014 and 2013, MetLife, Inc. and other MetLife holding companies had $6.1 billion and $5.9 billion, respectively, in liquid assets. Of these amounts, $5.4 billion and $5.5 billion were held by MetLife, Inc. and $681 million and $453 million were held by other MetLife holding companies at December 31, 2014 and 2013, respectively. Liquid assets include cash and cash equivalents, short-term investments and publicly-traded securities excluding assets that are pledged or otherwise committed. Assets pledged or otherwise committed include: (i) amounts related to cash collateral received from counterparties in connection with derivatives; (ii) investments held in trust in support of collateral financing arrangements; and (iii) investments pledged in support of derivatives.

Liquid assets held in non-U.S. holding companies are generated in part through dividends from non-U.S. insurance operations. Such dividends are subject to local insurance regulatory requirements, as discussed in “— Liquidity and Capital Sources — Dividends from Subsidiaries.” The cumulative earnings of certain active non-U.S. operations have been reinvested indefinitely in such non-U.S. operations, as described in Note 19 of the Notes to the Consolidated Financial Statements. Under current tax laws, should we repatriate such earnings, we may be subject to additional U.S. income taxes and foreign withholding taxes.

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Summary of MetLife, Inc.’s Sources and Uses of Liquid Assets

MetLife, Inc.’s sources and uses of liquid assets are summarized as follows.

	Years Ended December 31,
	2014	2013
	(In millions)

Sources:

Dividends and returns of capital from subsidiaries (1)	$2,388	$3,301

Long-term debt issued	1,000	994

Common stock issued, net of issuance costs	1,000	1,000

Repayments on and issuances of loans to subsidiaries and related interest, net (2)	597	—

Proceeds from stock-based compensation and exercise of stock options	156	202

Other, net (3)	1,177	—

Total sources	6,318	5,497

Uses:

Capital contributions to subsidiaries (4)	1,262	748

Long-term debt repaid—unaffiliated	1,550	750

Interest paid on debt and financing arrangements—unaffiliated	968	946

Dividends on common stock	1,499	1,119

Treasury stock acquired in connection with share repurchases	1,000	—

Dividends on preferred stock	122	122

Issuances of and repayments on loans to subsidiaries and related interest, net (2) (4)	—	1,223

Other, net (3)	—	79

Total uses	6,401	4,987

Net increase (decrease) in liquid assets	(83)	510

Liquid assets, beginning of year	5,486	4,976

Liquid assets, end of year	$5,403	$5,486

(1)	All dividends and returns of capital to MetLife, Inc., were from operating subsidiaries and none were from other MetLife holding companies during the years ended December 31, 2014 and 2013.

(2)

See MetLife, Inc. (Parent Company Only) Condensed Statements of Cash Flows included in Schedule II of the Financial Statement Schedules included in the 2014 Form 10-K for the source of liquid assets from receipts on loans to subsidiaries (excluding interest) and for the use of liquid assets for the issuances of loans to subsidiaries (excluding interest).

(3)

Other, net includes $862 million of net receipts and $69 million of net payments by MetLife, Inc. to and from subsidiaries under a tax sharing agreement and tax payments to tax agencies during the years ended December 31, 2014 and 2013, respectively.

(4)

Amounts to fund business acquisitions and strategic insurance partnerships were $251 million and $150 million (included in capital contributions to subsidiaries) and $0 and $1.5 billion (included in issuance of and repayments on loans to subsidiaries and related interest, net) during the years ended December 31, 2014 and 2013, respectively.

The primary sources of MetLife, Inc.’s liquid assets are dividends and returns of capital from subsidiaries, long-term debt issued, common stock issued, and net receipts from subsidiaries under a tax sharing agreement. MetLife, Inc.’s insurance subsidiaries are subject to regulatory restrictions on the payment of dividends imposed by the regulators of their respective domiciles. See “— Liquidity and Capital Sources — Dividends from Subsidiaries.”

The primary uses of MetLife, Inc.’s liquid assets are principal and interest payments on long-term debt, dividends on or repurchases of common and preferred stock, capital contributions to subsidiaries, funding of business acquisitions, income taxes and operating expenses. MetLife, Inc. is party to various capital support commitments and guarantees with certain of its subsidiaries. See “— Liquidity and Capital Uses — Support Agreements.”

In addition, MetLife, Inc. issues loans to subsidiaries or subsidiaries issue loans to MetLife, Inc. Accordingly, changes in MetLife, Inc. liquid assets include issuances of loans to subsidiaries, proceeds of loans from subsidiaries and the related repayment of principal and payment of interest on such loans. See “— Liquidity and Capital Sources — Debt Issuances and Other Borrowings — Issuances of Affiliated Long-term Debt” and “— Liquidity and Capital Uses — Affiliated Capital Transactions.”

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Sources and Uses of Liquid Assets of Other MetLife Holding Companies

The primary sources of liquid assets of other MetLife holding companies are dividends, returns of capital and remittances from their subsidiaries and branches, principally non-U.S. insurance companies; capital contributions received; receipts of principal and interest on loans to affiliates and borrowings from affiliates. MetLife, Inc.’s non-U.S. operations are subject to regulatory restrictions of the payment of dividends imposed by local regulators. See “— Liquidity and Capital Sources — Dividends from Subsidiaries.” The primary uses of liquid assets of other MetLife holding companies are capital contributions paid to their subsidiaries and branches, principally non-U.S. insurance companies; dividends and returns of capital paid; loans to affiliates; principal and interest paid on loans from affiliates; business acquisitions; and operating expenses.

Liquid assets of other MetLife holding companies were $681 million and $453 million at December 31, 2014 and 2013, respectively. The net change in liquid assets of other MetLife holding companies was $228 million and ($266) million during the years ended December 31, 2014 and 2013, respectively. The net change in liquid assets included (after elimination of transactions between all holding companies including MetLife, Inc.) the following: (i) receipt of dividends, returns of capital and remittances from subsidiaries and branches totaling $1.3 billion and $822 million during the years ended December 31, 2014 and 2013, respectively; and (ii) net sources (uses) of liquid assets totaling ($1.1) billion for each of the years ended December 31, 2014 and 2013. Included in the above amounts for other MetLife holding companies were uses of liquid assets of $0 and $400 million to fund business acquisitions during the years ended December 31, 2014 and 2013, respectively.

Liquidity and Capital Sources

In addition to the description of liquidity and capital sources in “— The Company — Summary of the Company’s Primary Sources and Uses of Liquidity and Capital” and “— The Company — Liquidity and Capital Sources,” the following additional information is provided regarding MetLife, Inc.’s primary sources of liquidity and capital:

Dividends from Subsidiaries

MetLife, Inc. relies, in part, on dividends from its subsidiaries to meet its cash requirements. MetLife, Inc.’s insurance subsidiaries are subject to regulatory restrictions on the payment of dividends imposed by the regulators of their respective domiciles. The dividend limitation for U.S. insurance subsidiaries is generally based on the surplus to policyholders at the end of the immediately preceding calendar year and statutory net gain from operations for the immediately preceding calendar year. Statutory accounting practices, as prescribed by insurance regulators of various states in which we conduct business, differ in certain respects from accounting principles used in financial statements prepared in conformity with GAAP. The significant differences relate to the treatment of DAC, certain deferred income tax, required investment liabilities, statutory reserve calculation assumptions, goodwill and surplus notes.

The table below sets forth the dividends permitted to be paid by MetLife, Inc.’s primary insurance subsidiaries without insurance regulatory approval and the respective dividends paid:

	2015	2014			2013			2012
Company	Permitted without Approval (1)	Paid (2)		Permitted without Approval (3)	Paid (2)		Permitted without Approval (3)	Paid (2)		Permitted without Approval (3)
	(In millions)

Metropolitan Life Insurance Company	$1,200	$821	(4)	$1,163	$1,428		$1,428	$1,023		$1,350

American Life Insurance Company	$—	$—		$—	$—		$523	$1,300	(5)	$168

MetLife Insurance Company USA (6)	$3,056	$155	(7)	$1,013	$1,000	(8)	$1,330	$706	(9)	$504

Metropolitan Property and Casualty Insurance Company	$239	$200		$218	$100		$74	$100		$—

Metropolitan Tower Life Insurance Company	$102	$73		$73	$109	(10)	$77	$82		$82

MetLife Investors Insurance Company (6)	N/A	N/A		$120	$129		$129	$18		$18

(1)

Reflects dividend amounts that may be paid during 2015 without prior regulatory approval. However, because dividend tests may be based on dividends previously paid over rolling 12-month periods, if paid before a specified date during 2015, some or all of such dividends may require regulatory approval.

(2)	Reflects all amounts paid, including those requiring regulatory approval.

(3)	Reflects dividend amounts that could have been paid during the relevant year without prior regulatory approval.

(4)	During December 2014, MLIC distributed shares of an affiliate to MetLife, Inc. as an in-kind dividend of $113 million.

(5)

During May 2012, American Life received regulatory approval to pay an extraordinary dividend for an amount up to the funds remitted in connection with the restructuring of American Life’s business in Japan. Subsequently, $1.5 billion was remitted to American Life. See Note 3 of the Notes to the Consolidated Financial Statements. Of this approved amount, $1.3 billion was paid to MetLife, Inc. as an extraordinary dividend.

(6)	See Note 8 for a discussion of the Mergers.

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(7)

Prior to the Mergers, Exeter paid dividends of $155 million on its preferred stock. See “— Debt Issuances and Other Borrowings — Issuances of Affiliated Long-term Debt.” In August 2014, MICC redeemed for $1.4 billion and retired 4,595,317 shares of its common stock owned by MetLife Investors Group, LLC (“MLIG”). Following the redemption, in August 2014, MLIG paid a dividend of $1.4 billion to MetLife, Inc. See “—Liquidity and Capital Uses — Affiliated Capital Transactions” for additional information. MetLife USA did not pay dividends in 2014.

(8)	During the year ended December 31, 2013, MICC paid dividends of $1.0 billion.

(9)

During June 2012, MICC distributed shares of an affiliate to its stockholders as an in-kind extraordinary dividend of $202 million, as calculated on a statutory basis. Regulatory approval for this extraordinary dividend was obtained due to the timing of payment. During December 2012, MICC paid a dividend to its stockholders in the amount of $504 million, which represented its ordinary dividend capacity at December 31, 2012. Due to the June 2012 in-kind dividend, a portion of this was extraordinary and regulatory approval was obtained.

(10)

During October 2013, Metropolitan Tower Life Insurance Company (“MTL”) distributed shares of an affiliate to MetLife, Inc. as an in-kind dividend of $32 million. Also during October 2013, MTL paid a dividend to MetLife, Inc. in the amount of $77 million in cash, which represented its dividend capacity without regulatory approval at December 31, 2013. Regulatory approval for these dividends was obtained due to the amount and timing of the payments.

In addition to the amounts presented in the table above, for the years ended December 31, 2014, 2013 and 2012, cash dividends in the aggregate amount of $17 million, $0 and $150 million, respectively, were paid to MetLife, Inc. by certain of its other subsidiaries. Additionally, for the years ended December 31, 2014, 2013 and 2012, MetLife, Inc. received cash of $0, $267 million and $9 million, respectively, representing returns of capital from certain subsidiaries.

The dividend capacity of our non-U.S. operations is subject to similar restrictions established by the local regulators. The non-U.S. regulatory regimes also commonly limit the dividend payments to the parent to a portion of the prior year’s statutory income, as determined by the local accounting principles. The regulators of our non-U.S. operations, including Japan’s Financial Services Agency, may also limit or not permit profit repatriations or other transfers of funds to the U.S. if such transfers are deemed to be detrimental to the solvency or financial strength of the non-U.S. operations, or for other reasons. Most of the non-U.S. subsidiaries are second tier subsidiaries which are owned by various non-U.S. holding companies. The capital and rating considerations applicable to the first tier subsidiaries may also impact the dividend flow into MetLife, Inc.

We actively manage target and excess capital levels and dividend flows on a proactive basis and forecast local capital positions as part of the financial planning cycle. The dividend capacity of certain U.S. and non-U.S. subsidiaries is also subject to business targets in excess of the minimum capital necessary to maintain the desired rating or level of financial strength in the relevant market. We cannot provide assurance that MetLife, Inc.’s subsidiaries will have statutory earnings to support payment of dividends to MetLife, Inc. in an amount sufficient to fund its cash requirements and pay cash dividends and that the applicable regulators will not disapprove any dividends that such subsidiaries must submit for approval. See “Risk Factors — Capital-Related Risks — As a Holding Company, MetLife, Inc. Depends on the Ability of Its Subsidiaries to Transfer Funds to It to Meet Its Obligations and Pay Dividends” in the 2014 Form 10-K and Note 16 of the Notes to the Consolidated Financial Statements included elsewhere herein.

Short-term Debt

MetLife, Inc. maintains a commercial paper program, the proceeds of which can be used to finance the general liquidity needs of MetLife, Inc. and its subsidiaries. MetLife, Inc. had no short-term debt outstanding at both December 31, 2014 and 2013.

Debt Issuances and Other Borrowings

For information on MetLife, Inc.’s unaffiliated debt issuances and other borrowings, see “— The Company — Liquidity and Capital Sources — Global Funding Sources — Debt Issuances and Other Borrowings.”

Issuances of Affiliated Long-term Debt

In December 2013, MetLife, Inc. issued a $350 million senior note to MetLife Reinsurance Company of Delaware (“MRD”) due December 2033. The senior note bears interest at a fixed rate of 5.10%, payable semi-annually. MRD issued a $350 million surplus note to MetLife, Inc. in exchange for the senior note.

In December 2012, Exeter reassigned $1.25 billion of its affiliated senior notes to MetLife, Inc. These senior notes included (i) a $250 million senior note maturing on September 30, 2016 and bearing interest at a fixed rate of 7.44%, payable semi-annually, (ii) a $500 million senior note maturing on July 15, 2021 and bearing interest at a fixed rate of 5.64%, payable semi-annually, and (iii) a $500 million senior note maturing on December 16, 2021 and bearing interest at a fixed rate of 5.86%, payable semi-annually. MetLife, Inc. received, in exchange for the assumption of this affiliated debt, $1.25 billion of preferred stock of Exeter. In November 2014, upon the consummation of the Mergers, the outstanding preferred stock of Exeter was canceled. Consequently, MetLife, Inc.’s investment in this Exeter preferred capital stock was added to its common capital stock investment in MetLife USA.

In December 2012, MetLife, Inc. issued a $750 million senior note to MRD due September 30, 2032. The senior note bears interest at a fixed rate of 4.21%, payable semi-annually. MRD issued a $750 million surplus note to MetLife, Inc. in exchange for the senior note.

In September 2012, Exeter reassigned $750 million of its affiliated senior notes to MetLife, Inc. MetLife, Inc. received, in exchange for the assumption of this affiliated debt, $750 million of preferred stock of Exeter. In November 2014, upon the consummation of the Mergers, the outstanding preferred stock of Exeter was canceled. Consequently, MetLife, Inc.’s investment in this Exeter preferred capital stock was added to its common capital stock investment in MetLife USA. On September 30, 2012, $250 million of the assumed senior notes matured and, subsequently, in October 2012, MetLife, Inc. issued a $250 million senior note to MLIC. The $250 million senior note

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matures in October 2019 and bears interest at a fixed rate of 3.57%, payable semi-annually. The remaining $500 million senior note matured and, subsequently, in June 2014, MetLife, Inc. issued a new $500 million senior note to MLIC. The $500 million senior note matures in June 2019 and bears interest at a fixed rate of 3.54%, payable semi-annually.

Collateral Financing Arrangements and Junior Subordinated Debt Securities

For information on MetLife, Inc.’s collateral financing arrangements and junior subordinated debt securities, see Notes 13 and 14 of the Notes to the Consolidated Financial Statements, respectively.

Credit and Committed Facilities

See “— The Company — Liquidity and Capital Sources — Global Funding Sources — Credit and Committed Facilities” for information about MetLife, Inc.’s credit facility.

MetLife, Inc. maintains a committed facility with a capacity of $520 million. At December 31, 2014, MetLife, Inc. had outstanding $470 million in letters of credit and no drawdowns against this facility. Remaining availability was $50 million at December 31, 2014. In addition, MetLife, Inc. is a party and/or guarantor to committed facilities of certain of its subsidiaries, which aggregated $11.7 billion at December 31, 2014. The committed facilities are used as collateral for certain of the Company’s affiliated reinsurance liabilities.

See “— The Company — Liquidity and Capital Sources — Global Funding Sources — Credit and Committed Facilities,” as well as Note 12 of the Notes to the Consolidated Financial Statements for further information regarding these facilities.

Long-term Debt Outstanding

The following table summarizes the outstanding long-term debt of MetLife, Inc. at:

	December 31,
	2014	2013
	(In millions)

Long-term debt — unaffiliated	$15,317	$15,938

Long-term debt — affiliated	$3,600	$3,600

Collateral financing arrangements	$2,797	$2,797

Junior subordinated debt securities	$1,748	$1,748

Debt and Facility Covenants

Certain of MetLife, Inc.’s debt instruments and committed facilities, as well as its credit facility, contain various administrative, reporting, legal and financial covenants. MetLife, Inc. believes it was in compliance with all such covenants at December 31, 2014.

Dispositions

Cash proceeds from dispositions during the years ended December 31, 2014 and 2013 were $7 million and $17 million, respectively. During the year ended December 31, 2012, there were no cash proceeds from dispositions. See Note 3 of the Notes to the Consolidated Financial Statements.

Liquidity and Capital Uses

The primary uses of liquidity of MetLife, Inc. include debt service, cash dividends on common and preferred stock, capital contributions to subsidiaries, common stock repurchases, payment of general operating expenses and acquisitions. Based on our analysis and comparison of our current and future cash inflows from the dividends we receive from subsidiaries that are permitted to be paid without prior insurance regulatory approval, our investment portfolio and other cash flows and anticipated access to the capital markets, we believe there will be sufficient liquidity and capital to enable MetLife, Inc. to make payments on debt, pay cash dividends on its common and preferred stock, contribute capital to its subsidiaries, repurchase its common stock, pay all general operating expenses and meet its cash needs.

In addition to the description of liquidity and capital uses in “— The Company — Liquidity and Capital Uses” and “— The Company — Contractual Obligations,” the following additional information is provided regarding MetLife, Inc.’s primary uses of liquidity and capital:

Affiliated Capital Transactions

During the years ended December 31, 2014, 2013 and 2012, MetLife, Inc. invested an aggregate of $1.8 billion, $934 million and $3.5 billion, respectively, in various subsidiaries.

MetLife, Inc. lends funds, as necessary, to its subsidiaries and affiliates, some of which are regulated, to meet their capital requirements. MetLife, Inc. had loans to subsidiaries outstanding of $1.7 billion and $2.3 billion at December 31, 2014 and 2013, respectively.

In December 2014, MetLife, Inc. entered into a five-year agreement with MetLife Reinsurance Company of Bermuda, Ltd. (“MrB”), a Bermuda insurance affiliate and an indirect, wholly-owned subsidiary of MetLife, Inc., to lend up to $500 million to MrB on a revolving basis. There were no loans outstanding at December 31, 2014.

In August 2014, MICC paid to MLIG $1.4 billion to redeem and retire its common stock owned by MLIG; as a result, all of the outstanding shares of common stock of MICC were directly held by MetLife, Inc. Following the redemption, in August 2014, MLIG paid a dividend of $1.4 billion to MetLife, Inc., and MetLife, Inc. made a capital contribution to MICC of $231 million.

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In December 2014, American Life issued a $100 million surplus note to MetLife, Inc. The surplus note bears interest at a fixed rate of 3.17%, payable semi-annually and matures in June 2020.

In August 2014, American Life issued a $120 million short-term note to MetLife, Inc. which was repaid in December 2014. In February 2014, American Life issued a $150 million short-term note to MetLife, Inc. which was repaid in June 2014. Both short-term notes bore interest at six-month LIBOR plus 0.875%.

In December 2013, MRD issued a $350 million surplus note to MetLife, Inc. due December 2033. The surplus note bears interest at a fixed rate of 6.00%, payable semi-annually. MetLife, Inc. issued a $350 million senior note to MRD in exchange for the surplus note.

In July 2013, MetLife Ireland Treasury Limited (“MITL”) borrowed the Chilean peso equivalent of $1.5 billion from MetLife, Inc., which is due July 2023. The loan bears interest at a fixed rate of 8.5%, payable annually. In each of December 2014, June 2014, and December 2013, MITL made a payment of the Chilean peso equivalent of $493 million, $69 million and $245 million, respectively. At December 31, 2014, the remaining balance on the loan was $509 million.

In April 2013, MetLife Bank’s Board of Directors, with prior approval of the Office of the Comptroller of the Currency, approved the reduction of its permanent capital by $550 million through a purchase of its $300 million of outstanding preferred stock held by MetLife, Inc. and a return of capital of $250 million to MetLife, Inc. In May 2013, MetLife, Inc. received $550 million in cash to settle these transactions.

In December 2012, MRD issued a $750 million surplus note to MetLife, Inc. due September 2032. The surplus note bears interest at a fixed rate of 5.13%, payable semi-annually. MetLife, Inc. issued a $750 million senior note to MRD in exchange for the surplus note.

Debt Repayments

For information on MetLife, Inc.’s debt repayments, see “— The Company — Liquidity and Capital Uses — Debt Repayments.” MetLife, Inc. intends to repay or refinance, in whole or in part, all the debt that is due in 2015.

Maturities of Senior Notes

The following table summarizes MetLife, Inc.’s outstanding senior notes by year of maturity through 2019 and 2020 to 2045, excluding any premium or discount, at December 31, 2014:

Year of Maturity	Principal	Interest Rate
	(In millions)

2015	$1,000	5.00%

2016	$1,250	6.75%

2016	$250	7.44%

2017	$500	1.76%

2017	$500	1.90%

2018	$1,035	6.82%

2019	$1,035	7.72%

2019	$500	3.54%

2019	$250	3.57%

2020 - 2044	$12,119	Ranging from 3.05% - 6.50%

Support Agreements

MetLife, Inc. is party to various capital support commitments and guarantees with certain of its subsidiaries. Under these arrangements, MetLife, Inc. has agreed to cause each such entity to meet specified capital and surplus levels or has guaranteed certain contractual obligations. See “— The Company — Liquidity and Capital Uses — Support Agreements.”

In October 2013, MetLife, Inc. guaranteed two 2.47% two-year notes totaling $500 million issued by Exeter to its affiliates, MICC and MLI-USA. In November 2014, upon consummation of the Mergers, the notes were canceled. Consequently, the related MetLife, Inc. guarantee is no longer in effect.

In January 2013, MetLife, Inc. entered into an 18-month agreement with MetLife Bank to lend up to $500 million to MetLife Bank on a revolving basis. In January 2013, MetLife Bank both drew down and repaid $400 million under the agreement, which bore interest at a rate of three-month LIBOR plus 1.75%. In February 2013, the agreement was amended to reduce borrowing capacity to $100 million. MetLife Bank’s rights and obligations under the agreement succeeded to MLHL upon the merger of MetLife Bank with and into MLHL. On October 29, 2013, MetLife, Inc. and MLHL agreed to terminate the agreement. There were no loans outstanding at such date.

MetLife, Inc., in connection with MRD’s reinsurance of certain universal life and term life risks, entered into capital maintenance agreements pursuant to which MetLife, Inc. agreed, without limitation as to amount, to cause the first and second protected cells of MRD to maintain total adjusted capital equal to or greater than 200% of each such protected cell’s company action level RBC, as defined in state insurance statutes. In addition, MetLife, Inc. expects to enter into an agreement with the Delaware Department of Insurance to increase such capital maintenance threshold to 300% of each such protected cell’s company action level RBC, in the event of specified downgrades in the senior unsecured debt ratings of MetLife, Inc.

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MetLife, Inc. guarantees the obligations of its subsidiary, DelAm, under a stop loss reinsurance agreement with RGA Reinsurance (Barbados) Inc. (“RGARe”), pursuant to which RGARe retrocedes to DelAm a portion of the whole life medical insurance business that RGARe assumed from American Life on behalf of its Japan operations. Also, MetLife, Inc. guarantees the obligations of its subsidiary, Missouri Reinsurance, Inc. (“MoRe”), under a retrocession agreement with RGARe, pursuant to which MoRe retrocedes certain group term life insurance liabilities and a portion of the closed block liabilities associated with industrial life and ordinary life insurance policies that it assumed from MLIC.

Prior to the sale in April 2011 of its 50% interest in Mitsui Sumitomo MetLife Insurance Co., Ltd. (“MSI MetLife”) to a third party, MetLife, Inc. guaranteed the obligations of its subsidiary, Exeter, under a reinsurance agreement with MSI MetLife, under which Exeter reinsured variable annuity business written by MSI MetLife. This guarantee remained in place following the April 2011 disposition of MetLife, Inc.’s interest in MSI MetLife, now known as Mitsui Sumitomo Primary Life Insurance Company Limited (“Mitsui”). In November 2014, in order to remove foreign reinsurance risks from Exeter prior to the Mergers, Mitsui recaptured this business from Exeter and then reinsured it with MrB. The MetLife, Inc. guarantee of Exeter’s former reinsurance obligations to Mitsui was replaced by a MetLife, Inc. guarantee of MrB’s reinsurance obligations to Mitsui.

MetLife, Inc. had guaranteed the obligations of Exeter in an aggregate amount up to $1.0 billion, under a reinsurance agreement with MetLife Europe Limited (“MEL”), under which Exeter reinsured the guaranteed living benefits and guaranteed death benefits associated with certain unit-linked annuity contracts issued by MEL. In November 2014, in order to remove foreign reinsurance risks from Exeter prior to the Mergers, MEL recaptured this business from Exeter and then reinsured it with MrB. The MetLife, Inc. guarantee of Exeter’s former reinsurance obligations to MEL was replaced by a MetLife, Inc. guarantee of MrB’s reinsurance obligations to MEL.

MetLife, Inc., in connection with MetLife Reinsurance Company of Vermont’s (“MRV”) reinsurance of certain universal life and term life insurance risks, committed to the Vermont Department of Banking, Insurance, Securities and Health Care Administration to take necessary action to cause the three protected cells of MRV to maintain total adjusted capital in an amount that is equal to or greater than 200% of each such protected cell’s authorized control level RBC, as defined in Vermont state insurance statutes. See Note 12 of the Notes to the Consolidated Financial Statements.

MetLife, Inc., in connection with the collateral financing arrangement associated with MRC’s reinsurance of a portion of the liabilities associated with the closed block, committed to the South Carolina Department of Insurance to make capital contributions, if necessary, to MRC so that MRC may at all times maintain its total adjusted capital in an amount that is equal to or greater than 200% of the company action level RBC, as defined in South Carolina state insurance statutes as in effect on the date of determination or December 31, 2007, whichever calculation produces the greater capital requirement, or as otherwise required by the South Carolina Department of Insurance. See Note 13 of the Notes to the Consolidated Financial Statements.

MetLife, Inc., in connection with the collateral financing arrangement associated with MetLife Reinsurance Company of South Carolina’s (“MRSC”) reinsurance of ULSG, committed to the South Carolina Department of Insurance to take necessary action to cause MRSC to maintain the greater of capital and surplus of $250,000 or total adjusted capital in an amount that is equal to or greater than 100% of authorized control level RBC, as defined in South Carolina state insurance statutes. See Note 13 of the Notes to the Consolidated Financial Statements.

MetLife, Inc. has a net worth maintenance agreement with its insurance subsidiary, First MetLife Investors Insurance Company (“First MetLife”). Under this agreement, as amended, MetLife, Inc. agreed, without limitation as to the amount, to cause First MetLife to have capital and surplus of $10 million, total adjusted capital in an amount that is equal to or greater than 150% of the company action level RBC, as defined by applicable state insurance statutes, and liquidity necessary to enable it to meet its current obligations on a timely basis. A similar net worth maintenance agreement between MetLife, Inc. and its former subsidiary, MLIIC, was terminated in accordance with its terms following the Mergers.

MetLife, Inc. guarantees obligations arising from derivatives of the following subsidiaries: MrB, MetLife International Holdings, Inc. and MetLife Worldwide Holdings, Inc. Prior to the Mergers, MetLife, Inc. guaranteed obligations arising from derivatives of Exeter. These subsidiaries are exposed to various risks relating to their ongoing business operations, including interest rate, foreign currency exchange rate, credit and equity market. These subsidiaries use a variety of strategies to manage these risks, including the use of derivatives. Further, all of the subsidiaries’ derivatives are subject to industry standard netting agreements and collateral agreements that limit the unsecured portion of any open derivative position. On a net counterparty basis at December 31, 2014 and 2013, derivative transactions with positive mark-to-market values (in-the-money) were $499 million and $568 million, respectively, and derivative transactions with negative mark-to-market values (out-of-the-money) were $102 million and $734 million, respectively. To secure the obligations represented by the out of-the-money transactions, the subsidiaries had provided collateral to their counterparties with an estimated fair value of $96 million and $651 million at December 31, 2014 and 2013, respectively. Accordingly, unsecured derivative liabilities guaranteed by MetLife, Inc. were $6 million and $83 million at December 31, 2014 and 2013, respectively.

MetLife, Inc. also guarantees the obligations of certain of its subsidiaries under committed facilities with third-party banks. See Note 12 of the Notes to the Consolidated Financial Statements.

Acquisitions

During the years ended December 31, 2014, 2013 and 2012, there were no cash outflows for acquisitions. See Note 3 of the Notes to the Consolidated Financial Statements for information regarding the Company’s acquisitions.

Adoption of New Accounting Pronouncements

See Note 1 of the Notes to the Consolidated Financial Statements.

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Future Adoption of New Accounting Pronouncements

See Note 1 of the Notes to the Consolidated Financial Statements.

Non-GAAP and Other Financial Disclosures

Operating earnings is defined as operating revenues less operating expenses, both net of income tax. Operating earnings available to common shareholders is defined as operating earnings less preferred stock dividends.

Operating revenues and operating expenses exclude results of discontinued operations and other businesses that have been or will be sold or exited by MetLife and are referred to as divested businesses. Operating revenues also excludes net investment gains (losses) and net derivative gains (losses). Operating expenses also excludes goodwill impairments.

The following additional adjustments are made to GAAP revenues, in the line items indicated, in calculating operating revenues:

•

Universal life and investment-type product policy fees excludes the amortization of unearned revenue related to net investment gains (losses) and net derivative gains (losses) and certain variable annuity GMIB fees (“GMIB Fees”);

•

Net investment income: (i) includes amounts for scheduled periodic settlement payments and amortization of premium on derivatives that are hedges of investments or that are used to replicate certain investments, but do not qualify for hedge accounting treatment, (ii) includes income from discontinued real estate operations, (iii) excludes post-tax operating earnings adjustments relating to insurance joint ventures accounted for under the equity method, (iv) excludes certain amounts related to contractholder-directed unit-linked investments, and (v) excludes certain amounts related to securitization entities that are VIEs consolidated under GAAP; and

•	Other revenues are adjusted for settlements of foreign currency earnings hedges.

The following additional adjustments are made to GAAP expenses, in the line items indicated, in calculating operating expenses:

•

Policyholder benefits and claims and policyholder dividends excludes: (i) changes in the policyholder dividend obligation related to net investment gains (losses) and net derivative gains (losses), (ii) inflation-indexed benefit adjustments associated with contracts backed by inflation-indexed investments and amounts associated with periodic crediting rate adjustments based on the total return of a contractually referenced pool of assets and other pass through adjustments (“Inflation and Pass Through Adjustments”) (iii) benefits and hedging costs related to GMIBs (“GMIB Costs”), and (iv) market value adjustments associated with surrenders or terminations of contracts (“Market Value Adjustments”);

•

Interest credited to policyholder account balances includes adjustments for scheduled periodic settlement payments and amortization of premium on derivatives that are hedges of PABs but do not qualify for hedge accounting treatment and excludes amounts related to net investment income earned on contractholder-directed unit-linked investments;

•	Amortization of DAC and VOBA excludes amounts related to: (i) net investment gains (losses) and net derivative gains (losses), (ii) GMIB Fees and GMIB Costs, and (iii) Market Value Adjustments;

•	Amortization of negative VOBA excludes amounts related to Market Value Adjustments;

•	Interest expense on debt excludes certain amounts related to securitization entities that are VIEs consolidated under GAAP; and

•	Other expenses excludes costs related to: (i) noncontrolling interests, (ii) implementation of new insurance regulatory requirements, and (iii) acquisition and integration costs.

Operating earnings also excludes the recognition of certain contingent assets and liabilities that could not be recognized at acquisition or adjusted for during the measurement period under GAAP business combination accounting guidance. In addition to the tax impact of the adjustments mentioned above, provision for income tax expense (benefit) also includes the impact related to the timing of certain tax credits, as well as certain tax reforms.

We believe the presentation of operating earnings and operating earnings available to common shareholders as we measure it for management purposes enhances the understanding of our performance by highlighting the results of operations and the underlying profitability drivers of our business. Operating revenues, operating expenses, operating earnings, and operating earnings available to common shareholders should not be viewed as substitutes for the following financial measures calculated in accordance with GAAP: GAAP revenues, GAAP expenses, income (loss) from continuing operations, net of income tax, and net income (loss) available to MetLife, Inc.’s common shareholders, respectively. Reconciliations of these measures to the most directly comparable GAAP measures are included in “— Results of Operations.”

In this discussion, we sometimes refer to sales activity for various products. These sales statistics do not correspond to revenues under GAAP, but are used as relevant measures of business activity. The following additional information is relevant to an understanding of our financial results:

•	Operating ROE is defined as operating earnings available to common shareholders, divided by average GAAP common stockholders’ equity;

•	Operating ROE, excluding AOCI other than FCTA, is defined as operating earnings available to common shareholders divided by average GAAP common stockholders’ equity, excluding AOCI other than FCTA;

•	The impact of changes in our foreign currency exchange rates is calculated using the average foreign currency exchange rates for the current year and is applied to each of the comparable years; and

•	Asymmetrical GAAP accounting treatment for insurance contracts refers to Inflation and Pass Through Adjustments as noted above within the definition of operating expenses.

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A reconciliation of operating ROE and operating ROE, excluding AOCI other than FCTA, to return on MetLife, Inc.’s common stockholders’ equity and return on MetLife, Inc.’s common stockholders’ equity, excluding AOCI other than FCTA, for the years ended December 31, 2014 and 2013 is provided below.

	For the Years Ended December 31,
Return on Equity	2014	2013
Operating return on MetLife, Inc.’s:

Common stockholders’ equity	10.0%	10.4%

Common stockholders’ equity, excluding AOCI other than FCTA	12.0%	12.2%

Return on MetLife, Inc.’s:

Common stockholders’ equity	9.4%	5.4%

Common stockholders’ equity, excluding AOCI other than FCTA	11.3%	6.3%

MetLife uses a measure of free cash flow to facilitate an understanding of its ability to generate cash for reinvestment into its businesses or use in discretionary capital actions. MetLife defines free cash flow as the sum of cash available at MetLife’s holding companies from dividends from operating subsidiaries, expenses and other net flows of the holding companies, and net contributions from debt. This measure of free cash flow is prior to discretionary capital deployment, including common stock dividends and repurchases, debt reduction and mergers and acquisitions. Free cash flow should not be viewed as a substitute for net cash provided by (used in) operating activities calculated in accordance with GAAP. The free cash flow ratio is typically expressed as a percentage of annual operating earnings.

A reconciliation of net cash provided by operating activities of MetLife, Inc. to free cash flow of all holding companies for the year ended December 31, 2014 is provided below.

For the Year Ended December 31,
Free Cash Flow of All Holding Companies	2014
($ in millions)

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

MetLife, Inc. (Parent Company Only) Net Cash Provided by Operating Activities (1)	$2,615

Adjustments from net cash provided by operating activities to free cash flow:

Add: Capital contributions to subsidiaries	(1,011)

Add: Returns of capital from subsidiaries	—

Add: Repayments on and (issuances of) loans to subsidiaries, net	462

Add: Incremental debt to be at or below target leverage ratios	445

Add: Investment portfolio changes and other, net	151

MetLife, Inc. (Parent Company Only) Free Cash Flow	2,662

Add: Other MetLife Holding Companies Free Cash Flow	228

Free Cash Flow of All Holding Companies	$2,890

Ratio of Free Cash Flow to Operating Earnings:

All Holding Companies Free Cash Flow	$2,890

Consolidated Operating Earnings	$6,560

Ratio of Free Cash Flow of all Holding Companies to Consolidated Operating Earnings	44%

Ratio of Net Cash Provided by Operating Activities to Net Income:

MetLife, Inc. (Parent Company Only) Net Cash Provided by Operating Activities (1)	$2,615

Consolidated Net Income Available to MetLife, Inc.’s Common Shareholders	$6,187

Ratio of Net Cash Provided by Operating Activities (Parent Company Only) to Consolidated Net Income (2)	42%

(1)	See MetLife, Inc. (Parent Company Only) Condensed Statements of Cash Flows included in Schedule II of the Financial Statement Schedules included in the 2014 Form 10-K.
(2)	Including $228 million, which is the free cash flow of other MetLife holding companies, in the numerator of the ratio would result in a ratio of 46%.

In this discussion, we also provide forward-looking guidance on an operating, or non-GAAP, basis. A reconciliation of these non-GAAP measures to the most directly comparable GAAP measures is not accessible on a forward-looking basis because we believe it is not possible to provide other than a range of net investment gains and losses and net derivative gains and losses, which can fluctuate significantly within or outside the range and from period to period and may have a significant impact on GAAP net income.

Subsequent Events

See Note 23 of the Notes to the Consolidated Financial Statements.

84	MetLife, Inc.

Quantitative and Qualitative Disclosures About Market Risk

Risk Management

We have developed an integrated process for managing risk, which we conduct through multiple Board and senior management committees (financial and non-financial) within the GRM, ALM Unit, Treasury Department and Investments Department. The risk committee structure is designed to provide a consolidated enterprise-wide assessment and management of risk. The ERC is responsible for reviewing all material risks to the enterprise and deciding on actions, if necessary, in the event risks exceed desired tolerances, taking into consideration industry best practices and the current environment to resolve or mitigate those risks. Additional committees at the MetLife, Inc. and subsidiary insurance company level that manage capital and risk positions, approve ALM strategies and establish corporate business standards, report to the ERC.

Global Risk Management

Independent from the lines of business, the centralized GRM, led by the CRO collaborates and coordinates across all committees to ensure that all material risks are properly identified, measured, aggregated and reported across the Company. The CRO reports to the CEO and is primarily responsible for maintaining and communicating the Company’s enterprise risk policies and for monitoring and analyzing all material risks.

GRM considers and monitors a full range of risks against the Company’s solvency, liquidity, earnings, business operations and reputation. GRM’s primary responsibilities consist of:

•	implementing a corporate risk framework, which outlines our enterprise approach for managing risk;

•	developing policies and procedures for managing, measuring, monitoring and controlling those risks identified in the corporate risk framework;

•	establishing appropriate corporate risk tolerance levels;

•	deploying capital on an economic basis;

•	recommending capital allocations on an economic capital basis; and

•

reporting to (i) the Finance and Risk Committee of MetLife, Inc.’s Board of Directors; (ii) the Investment Committee of MetLife, Inc.’s Board of Directors; and (iii) the financial and non-financial senior management committees on various aspects of risk.

Asset/Liability Management

We actively manage our assets using an approach that balances quality, diversification, asset/liability matching, liquidity, concentration and investment return. The goals of the investment process are to optimize, net of income tax, risk-adjusted investment income and risk-adjusted total return while ensuring that the assets and liabilities are reasonably managed on a cash flow and duration basis. The ALM process is the shared responsibility of the ALM Unit, GRM, the Portfolio Management Unit, and the senior members of the business segments and is governed by the ALM Committees. The ALM Committees’ duties include reviewing and approving target portfolios, establishing investment guidelines and limits and providing oversight of the ALM process on a periodic basis. The directives of the ALM Committees are carried out and monitored through ALM Working Groups which are set up to manage by product type. In addition, our ALM Steering Committee oversees the activities of the underlying ALM Committees. The ALM Steering Committee reports to the ERC.

We establish target asset portfolios for each major insurance product, which represent the investment strategies used to profitably fund our liabilities within acceptable levels of risk. These strategies are monitored through regular review of portfolio metrics, such as effective duration, yield curve sensitivity, convexity, liquidity, asset sector concentration and credit quality by the ALM Working Groups.

Market Risk Exposures

We regularly analyze our exposure to interest rate, equity market price and foreign currency exchange rate risks. As a result of that analysis, we have determined that the estimated fair values of certain assets and liabilities are materially exposed to changes in interest rates, foreign currency exchange rates and changes in the equity markets. We have exposure to market risk through our insurance operations and investment activities. For purposes of this disclosure, “market risk” is defined as the risk of loss resulting from changes in interest rates, foreign currency exchange rates and equity markets.

Interest Rates

Our exposure to interest rate changes results most significantly from our holdings of fixed maturity securities, as well as our interest rate sensitive liabilities. The fixed maturity securities include U.S. and foreign government bonds, securities issued by government agencies, corporate bonds, mortgage-backed securities and ABS, all of which are mainly exposed to changes in medium- and long-term interest rates. The interest rate sensitive liabilities for purposes of this disclosure include debt, PABs related to certain investment type contracts, and net embedded derivatives on variable annuities with guaranteed minimum benefits which have the same type of interest rate exposure (medium- and long-term interest rates) as fixed maturity securities. We employ product design, pricing and ALM strategies to reduce the potential effects of interest rate movements. Product design and pricing strategies include the use of surrender charges or restrictions on withdrawals in some products and the ability to reset crediting rates for certain products. ALM strategies include the use of derivatives and duration mismatch limits. See “Risk Factors — Economic Environment and Capital Markets-Related Risks — We Are Exposed to Significant Financial and Capital Markets Risks Which May Adversely Affect Our Results of Operations, Financial Condition and Liquidity, and May Cause Our Net Investment Income to Vary from Period to Period” in the 2014 Form 10-K.

MetLife, Inc.	85

Foreign Currency Exchange Rates

Our exposure to fluctuations in foreign currency exchange rates against the U.S. dollar results from our holdings in non-U.S. dollar denominated fixed maturity and equity securities, mortgage loans, and certain liabilities, as well as through our investments in foreign subsidiaries. The principal currencies that create foreign currency exchange rate risk in our investment portfolios and liabilities are the Euro, the Japanese yen and the British pound. Selectively, we use U.S. dollar assets to support certain long duration foreign currency liabilities. Through our investments in foreign subsidiaries and joint ventures, we are primarily exposed to the Japanese yen, the Euro, the Polish zloty, the Australian dollar, the Mexican peso, the Chilean peso and the Korean won. In addition to hedging with foreign currency swaps, forwards and options, local surplus in some countries is held entirely or in part in U.S. dollar assets which further minimizes exposure to foreign currency exchange rate fluctuation risk. We have matched much of our foreign currency liabilities in our foreign subsidiaries with their respective foreign currency assets, thereby reducing our risk to foreign currency exchange rate fluctuation. See “Risk Factors — Risks Related to Our Business — Fluctuations in Foreign Currency Exchange Rates Could Negatively Affect Our Profitability” in the 2014 Form 10-K.

Equity Market

Along with investments in equity securities, we have exposure to equity market risk through certain liabilities that involve long-term guarantees on equity performance such as net embedded derivatives on variable annuities with guaranteed minimum benefits and certain PABs. We manage this risk on an integrated basis with other risks through our ALM strategies including the dynamic hedging of certain variable annuity guarantee benefits, as well as reinsurance, in order to limit losses, minimize exposure to large risks, and provide additional capacity for future growth. We also manage equity market risk exposure in our investment portfolio through the use of derivatives. Equity exposures associated with other limited partnership interests are excluded from this discussion as they are not considered financial instruments under GAAP.

Management of Market Risk Exposures

We use a variety of strategies to manage interest rate, foreign currency exchange rate and equity market risk, including the use of derivatives.

Interest Rate Risk Management

To manage interest rate risk, we analyze interest rate risk using various models, including multi-scenario cash flow projection models that forecast cash flows of the liabilities and their supporting investments, including derivatives. These projections involve evaluating the potential gain or loss on most of our in-force business under various increasing and decreasing interest rate environments. The Department of Financial Services regulations require that we perform some of these analyses annually as part of our review of the sufficiency of our regulatory reserves. For several of our legal entities, we maintain segmented operating and surplus asset portfolios for the purpose of ALM and the allocation of investment income to product lines. For each segment, invested assets greater than or equal to the GAAP liabilities and any non-invested assets allocated to the segment are maintained, with any excess allocated to Corporate & Other. The business segments may reflect differences in legal entity, statutory line of business and any product market characteristic which may drive a distinct investment strategy with respect to duration, liquidity or credit quality of the invested assets. Certain smaller entities make use of unsegmented general accounts for which the investment strategy reflects the aggregate characteristics of liabilities in those entities. We measure relative sensitivities of the value of our assets and liabilities to changes in key assumptions utilizing internal models. These models reflect specific product characteristics and include assumptions based on current and anticipated experience regarding lapse, mortality and interest crediting rates. In addition, these models include asset cash flow projections reflecting interest payments, sinking fund payments, principal payments, bond calls, mortgage loan prepayments and defaults.

Common industry metrics, such as duration and convexity, are also used to measure the relative sensitivity of assets and liability values to changes in interest rates. In computing the duration of liabilities, consideration is given to all policyholder guarantees and to how we intend to set indeterminate policy elements such as interest credits or dividends. Each asset portfolio has a duration target based on the liability duration and the investment objectives of that portfolio. Where a liability cash flow may exceed the maturity of available assets, as is the case with certain retirement and group products, we may support such liabilities with equity investments, derivatives or interest rate curve mismatch strategies.

Foreign Currency Exchange Rate Risk Management

We assume foreign currency exchange rate risk primarily in three ways: investments in foreign subsidiaries, purchases of foreign currency denominated investments and the sale of certain insurance products.

•

The GRM’s Foreign Exchange Committee, in coordination with the Treasury Department, is responsible for managing our exposure to investments in foreign subsidiaries. Exposure limits are established by the Treasury Department and monitored by GRM. The Investments Department manages such exposure.

•

The Investments Department is responsible for managing the exposure to foreign currency denominated investments. Exposure limits to unhedged foreign currency investments are incorporated into the standing authorizations granted to management by the Board of Directors and are reported to the Board of Directors on a periodic basis.

•

Management of each of the Company’s segments, with oversight from the Foreign Exchange Committee, is responsible for establishing limits and managing any foreign currency exchange rate exposure caused by the sale or issuance of insurance products.

We use foreign currency swaps, forwards and options to mitigate the liability exposure, risk of loss and financial statement volatility associated with our investments in foreign subsidiaries, foreign currency denominated fixed income investments and the sale of certain insurance products.

Equity Market Risk Management

The issuance of variable annuities exposes us to market risk. This risk is managed by our ALM Unit in partnership with the Investments Department. Equity market risk is also assumed through our investment in equity securities and is managed by our Investments Department. We use derivatives to mitigate our equity exposure both in certain liability guarantees such as variable annuities with guaranteed minimum benefit and equity securities. These derivatives include exchange-traded equity futures, equity index options contracts and equity variance swaps. We also employ reinsurance to manage these exposures.

86	MetLife, Inc.

Hedging Activities

We use derivative contracts primarily to hedge a wide range of risks including interest rate risk, foreign currency exchange rate risk, and equity market risk. Derivative hedges are designed to reduce risk on an economic basis while considering their impact on accounting results and GAAP and statutory capital. Our derivative hedge programs vary depending on the type of risk being hedged. Some hedge programs are asset or liability specific while others are portfolio hedges that reduce risk related to a group of liabilities or assets. Our use of derivatives by major hedge programs is as follows:

•

Risks Related to Living Guarantee Benefits — We use a wide range of derivative contracts to mitigate the risk associated with variable annuity living guarantee benefits. These derivatives include equity and interest rate futures, interest rate swaps, currency futures/forwards, equity indexed options and interest rate option contracts and equity variance swaps.

•

Minimum Interest Rate Guarantees — For certain liability contracts, we provide the contractholder a guaranteed minimum interest rate. These contracts include certain fixed annuities and other insurance liabilities. We purchase interest rate floors to reduce risk associated with these liability guarantees.

•

Reinvestment Risk in Long Duration Liability Contracts — Derivatives are used to hedge interest rate risk related to certain long duration liability contracts. Hedges include interest rate swaps and swaptions.

•

Foreign Currency Exchange Rate Risk — We use currency swaps, forwards and options to hedge foreign currency exchange rate risk. These hedges primarily swap foreign currency denominated bonds, investments in foreign subsidiaries or equity market exposures to U.S. dollars.

•

General ALM Hedging Strategies — In the ordinary course of managing our asset/liability risks, we use interest rate futures, interest rate swaps, interest rate caps, interest rate floors and inflation swaps. These hedges are designed to reduce interest rate risk or inflation risk related to the existing assets or liabilities or related to expected future cash flows.

Risk Measurement: Sensitivity Analysis

We measure market risk related to our market sensitive assets and liabilities based on changes in interest rates, equity market prices and foreign currency exchange rates utilizing a sensitivity analysis. This analysis estimates the potential changes in estimated fair value based on a hypothetical 10% change (increase or decrease) in interest rates, equity market prices and foreign currency exchange rates. We believe that a 10% change (increase or decrease) in these market rates and prices is reasonably possible in the near term. In performing the analysis summarized below, we used market rates at December 31, 2014. The sensitivity analysis separately calculates each of our market risk exposures (interest rate, equity market and foreign currency exchange rate) relating to our trading and non-trading assets and liabilities. We modeled the impact of changes in market rates and prices on the estimated fair values of our market sensitive assets and liabilities as follows:

•	the net present values of our interest rate sensitive exposures resulting from a 10% change (increase or decrease) in interest rates;

•	the U.S. dollar equivalent estimated fair values of our foreign currency exposures due to a 10% change (increase or decrease) in foreign currency exchange rates; and

•	the estimated fair value of our equity positions due to a 10% change (increase or decrease) in equity market prices.

The sensitivity analysis is an estimate and should not be viewed as predictive of our future financial performance. We cannot ensure that our actual losses in any particular period will not exceed the amounts indicated in the table below. Limitations related to this sensitivity analysis include:

•	the market risk information is limited by the assumptions and parameters established in creating the related sensitivity analysis, including the impact of prepayment rates on mortgage loans;

•	for the derivatives that qualify as hedges, the impact on reported earnings may be materially different from the change in market values;

•	the analysis excludes liabilities pursuant to insurance contracts and real estate holdings; and

•	the model assumes that the composition of assets and liabilities remains unchanged throughout the period.

Accordingly, we use such models as tools and not as substitutes for the experience and judgment of our management. Based on our analysis of the impact of a 10% change (increase or decrease) in market rates and prices, we have determined that such a change could have a material adverse effect on the estimated fair value of certain assets and liabilities from interest rate, foreign currency exchange rate and equity market exposures.

The table below illustrates the potential loss in estimated fair value for each market risk exposure of our market sensitive assets and liabilities at:

December 31, 2014
(In millions)

Non-trading:

Interest rate risk	$5,231

Foreign currency exchange rate risk	$5,756

Equity market risk	$78

Trading:

Interest rate risk	$3

Foreign currency exchange rate risk	$—

MetLife, Inc.	87

The table below provides additional detail regarding the potential loss in estimated fair value of our trading and non-trading interest sensitive financial instruments by type of asset or liability at:

	December 31, 2014
	Notional Amount	Estimated Fair Value (1)	Assuming a 10% Increase in the Yield Curve
	(In millions)

Assets

Fixed maturity securities		$365,425	$(5,223)

Equity securities		$3,631	—

Fair value option and trading securities:

Actively Traded Securities		$654	(7)

Fair value option general account securities		704	(1)

Total fair value option and trading securities		$1,358	(8)

Mortgage loans		$62,554	(369)

Policy loans		$13,934	(145)

Short-term investments		$8,621	(1)

Other invested assets		$826	—

Cash and cash equivalents		$10,808	—

Accrued investment income		$4,120	—

Premiums, reinsurance and other receivables		$3,157	(156)

Other assets		$243	(4)

Net embedded derivatives within asset host contracts (2)		$377	(23)

Total assets			$(5,929)

Liabilities (3)

Policyholder account balances		$133,387	$587

Payables for collateral under securities loaned and other transactions		$35,326	—

Short-term debt		$100	—

Long-term debt		$18,357	316

Collateral financing arrangements		$3,961	—

Junior subordinated debt securities		$4,173	103

Other liabilities:

Trading liabilities		$239	4

Other		$2,546	127

Net embedded derivatives within liability host contracts (2)		$(46)	467

Total liabilities			$1,604

Derivative Instruments

Interest rate swaps	$101,870	$5,090	$(615)

Interest rate floors	$55,645	$241	(25)

Interest rate caps	$49,128	$144	41

Interest rate futures	$2,707	$(5)	4

Interest rate options	$48,078	$1,166	(217)

Interest rate forwards	$225	$63	(15)

Synthetic GICs	$4,298	$—	—

Foreign currency swaps	$32,074	$(340)	(21)

Foreign currency forwards	$19,638	$(671)	(6)

Currency futures	$522	$2	—

Currency options	$14,743	$660	(15)

Credit default swaps	$13,357	$149	—

Equity futures	$6,073	$63	—

Equity index options	$39,345	$390	(43)

Equity variance swaps	$24,598	$(443)	3

Total rate of return swaps	$3,297	$(79)	—

Total derivative instruments			$(909)

Net Change			$(5,234)

(1)

Separate account assets and liabilities and contractholder-directed unit-linked investments and associated PABs, which are interest rate sensitive, are not included herein as any interest rate risk is borne by the contractholder. Mortgage loans, FVO and trading securities and long-term debt exclude $280 million, $15 million and $151 million, respectively, related to CSEs. See Note 8 of the Notes to the Consolidated Financial Statements for information regarding CSEs.

(2)	Embedded derivatives are recognized in the consolidated balance sheet in the same caption as the host contract.

88	MetLife, Inc.

(3)

Excludes $204.0 billion of liabilities, at carrying value, pursuant to insurance contracts reported within future policy benefits and other policy-related balances. These liabilities would economically offset a significant portion of the net change in fair value of our financial instruments resulting from a 10% increase in the yield curve.

Interest rate risk decreased by $1.6 billion, or 23%, to $5.2 billion at December 31, 2014 from $6.8 billion at December 31, 2013. This change was primarily due to a decrease in interest rates across the swap and U.S. Treasury curves of $1.1 billion and a change in the asset base of $296 million. Additionally, the use of derivatives by the Company, primarily due to the sale of MAL, contributed to the decline by $235 million.

The table below provides additional detail regarding the potential loss in estimated fair value of our portfolio due to a 10% change in foreign currency exchange rates by type of asset or liability at:

	December 31, 2014
	Notional Amount	Estimated Fair Value (1)	Assuming a 10% Increase in the Foreign Exchange Rate
	(In millions)

Assets

Fixed maturity securities		$365,425	$(8,103)

Equity securities		$3,631	(98)

Fair value option and trading securities:

Actively Traded Securities		$654	—

Fair value option general account securities		704	(28)

Total fair value option and trading securities		$1,358	(28)

Mortgage loans		$62,554	(694)

Policy loans		$13,934	(151)

Short-term investments		$8,621	(176)

Other invested assets		$826	(62)

Cash and cash equivalents		$10,808	(380)

Accrued investment income		$4,120	(75)

Premiums, reinsurance and other receivables		$3,157	(61)

Other assets		$243	(8)

Net embedded derivatives within asset host contracts (2)		$377	(12)

Total assets			$(9,848)

Liabilities (3)

Policyholder account balances		$133,387	$3,276

Payables for collateral under securities loaned and other transactions		$35,326	110

Long-term debt		$18,357	138

Other liabilities		$2,785	16

Net embedded derivatives within liability host contracts (2)		$(46)	109

Total liabilities			$3,649

Derivative Instruments

Interest rate swaps	$101,870	$5,090	$(33)

Interest rate floors	$55,645	$241	—

Interest rate caps	$49,128	$144	—

Interest rate futures	$2,707	$(5)	1

Interest rate options	$48,078	$1,166	(40)

Interest rate forwards	$225	$63	—

Synthetic GICs	$4,298	$—	—

Foreign currency swaps	$32,074	$(340)	356

Foreign currency forwards	$19,638	$(671)	(133)

Currency futures	$522	$2	(117)

Currency options	$14,743	$660	431

Credit default swaps	$13,357	$149	(2)

Equity futures	$6,073	$63	(1)

Equity index options	$39,345	$390	(20)

Equity variance swaps	$24,598	$(443)	1

Total rate of return swaps	$3,297	$(79)	—

Total derivative instruments			$443

Net Change			$(5,756)

(1)

Does not necessarily represent those financial instruments solely subject to foreign currency exchange rate risk. Separate account assets and liabilities and contractholder-directed unit-linked investments and associated PABs, which are foreign currency exchange rate

MetLife, Inc.	89

sensitive, are not included herein as any foreign currency exchange rate risk is borne by the contractholder. Mortgage loans, FVO and trading securities and long-term debt exclude $280 million, $15 million and $151 million, respectively, related to CSEs. See Note 8 of the Notes to Consolidated Financial Statements for information regarding CSEs.

(2)	Embedded derivatives are recognized in the consolidated balance sheet in the same caption as the host contract.

(3)

Excludes $204.0 billion of liabilities, at carrying value, pursuant to insurance contracts reported within future policy benefits and other policy-related balances. These liabilities would economically offset a significant portion of the net change in fair value of our financial instruments resulting from a 10% increase in foreign currency exchange rates.

Foreign currency exchange rate risk decreased by $811 million, or 12%, to $5.8 billion at December 31, 2014 from $6.6 billion at December 31, 2013. This change was primarily due to a net decrease in exchange risk relating to PABs, fixed maturities, cash and cash equivalents and the use of derivatives by the Company.

The table below provides additional detail regarding the potential loss in estimated fair value of our portfolio due to a 10% change in equity by type of asset or liability at:

	December 31, 2014
	Notional Amount	Estimated Fair Value (1)	Assuming a 10% Increase in Equity Prices
	(In millions)

Assets

Equity securities		$3,631	$363

Net embedded derivatives within asset host contracts (2)		$377	(19)

Total assets			344

Liabilities

Policyholder account balances		$133,387	—

Net embedded derivatives within liability host contracts (2)		$(46)	741

Total liabilities			$741

Derivative Instruments

Interest rate swaps	$101,870	$5,090	$—

Interest rate floors	$55,645	$241	—

Interest rate caps	$49,128	$144	—

Interest rate futures	$2,707	$(5)	—

Interest rate options	$48,078	$1,166	—

Interest rate forwards	$225	$63	—

Synthetic GICs	$4,298	$—	—

Foreign currency swaps	$32,074	$(340)	—

Foreign currency forwards	$19,638	$(671)	—

Currency futures	$522	$2	—

Currency options	$14,743	$660	—

Credit default swaps	$13,357	$149	—

Equity futures	$6,073	$63	(577)

Equity index options	$39,345	$390	(266)

Equity variance swaps	$24,598	$(443)	17

Total rate of return swaps	$3,297	$(79)	(337)

Total derivative instruments			$(1,163)

Net Change			$(78)

(1)

Does not necessarily represent those financial instruments solely subject to equity price risk. Additionally, separate account assets and liabilities and contractholder-directed unit-linked investments and associated PABs, which are equity market sensitive, are not included herein as any equity market risk is borne by the contractholder.

(2)	Embedded derivatives are recognized in the consolidated balance sheet in the same caption as the host contract.

Equity price risk decreased by $17 million to $78 million at December 31, 2014 from $95 million at December 31, 2013. This decrease was primarily due to the use of derivatives by the Company and an increase in equity securities holdings.

90	MetLife, Inc.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Management’s Annual Report on Internal Control Over Financial Reporting

Management of MetLife, Inc. and subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of internal control include providing management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management’s authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with GAAP.

Management has documented and evaluated the effectiveness of the internal control of the Company at December 31, 2014 pertaining to financial reporting in accordance with the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In the opinion of management, MetLife, Inc. maintained effective internal control over financial reporting at December 31, 2014.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited the consolidated financial statements and consolidated financial statement schedules included in the Annual Report on Form 10-K for the year ended December 31, 2014. The Report of the Independent Registered Public Accounting Firm on their audit of the consolidated financial statements and consolidated financial statement schedules is included in the 2014 Form 10-K.

Report of the Company’s Registered Public Accounting Firm

The Company’s independent registered public accounting firm, Deloitte & Touche LLP, has issued their report on their audit of the effectiveness of internal control over financial reporting which is set forth below.

MetLife, Inc.	91

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

MetLife, Inc.

New York, New York

We have audited the internal control over financial reporting of MetLife, Inc. and subsidiaries (the “Company”) as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014, of the Company and our report dated February 26, 2015 expressed an unqualified opinion on those consolidated financial statements.

/s/ DELOITTE & TOUCHE LLP

New York, New York

February 26, 2015

92	MetLife, Inc.

Financial Statements and Supplementary Data

MetLife, Inc.	93

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

MetLife, Inc.

New York, New York

We have audited the accompanying consolidated balance sheets of MetLife, Inc. and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MetLife, Inc. and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report, dated February 26, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

New York, New York

February 26, 2015

94	MetLife, Inc.

MetLife, Inc.

Consolidated Balance Sheets

December 31, 2014 and 2013

(In millions, except share and per share data)

	2014	2013
Assets
Investments:
Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $334,780 and $333,599, respectively; includes $4,266 and $4,005, respectively, relating to variable interest entities)	$365,425	$350,187
Equity securities available-for-sale, at estimated fair value (cost: $3,076 and $3,012, respectively)	3,631	3,402
Fair value option and trading securities, at estimated fair value (includes $704 and $662, respectively, of actively traded securities; and $60 and $92, respectively, relating to variable interest entities)	16,689	17,423
Mortgage loans (net of valuation allowances of $305 and $322, respectively; includes $280 and $1,621, respectively, at estimated fair value, relating to variable interest entities; includes $308 and $338, respectively, under the fair value option)	60,118	57,706
Policy loans (includes $3 and $2, respectively, relating to variable interest entities)	11,618	11,764
Real estate and real estate joint ventures (includes $8 and $1,141, respectively, relating to variable interest entities; includes $172 and $186, respectively, of real estate held-for-sale)	10,525	10,712
Other limited partnership interests (includes $34 and $53, respectively, relating to variable interest entities)	8,085	7,401
Short-term investments, principally at estimated fair value (includes $20 and $8, respectively, relating to variable interest entities)	8,621	13,955
Other invested assets, principally at estimated fair value (includes $56 and $78, respectively, relating to variable interest entities)	21,283	16,229

Total investments	505,995	488,779
Cash and cash equivalents, principally at estimated fair value (includes $57 and $70, respectively, relating to variable interest entities)	10,808	7,585
Accrued investment income (includes $21 and $26, respectively, relating to variable interest entities)	4,120	4,255
Premiums, reinsurance and other receivables (includes $21 and $22, respectively, relating to variable interest entities)	22,244	21,859
Deferred policy acquisition costs and value of business acquired (includes $235 and $255, respectively, relating to variable interest entities)	24,442	26,706
Goodwill	9,872	10,542
Other assets (includes $134 and $152, respectively, relating to variable interest entities)	7,862	8,369
Separate account assets (includes $1,128 and $1,033, respectively, relating to variable interest entities)	316,994	317,201

Total assets	$902,337	$885,296

Liabilities and Equity
Liabilities
Future policy benefits (includes $579 and $516, respectively, relating to variable interest entities)	$189,586	$187,942
Policyholder account balances (includes $33 and $56, respectively, relating to variable interest entities)	209,294	212,885
Other policy-related balances (includes $198 and $123, respectively, relating to variable interest entities)	14,422	15,214
Policyholder dividends payable	684	675
Policyholder dividend obligation	3,155	1,771
Payables for collateral under securities loaned and other transactions	35,326	30,411
Short-term debt	100	175
Long-term debt (includes $151 and $1,868, respectively, at estimated fair value, relating to variable interest entities)	16,286	18,653
Collateral financing arrangements	4,196	4,196
Junior subordinated debt securities	3,193	3,193
Current income tax payable	184	186
Deferred income tax liability	11,821	6,643
Other liabilities (includes $80 and $88, respectively, relating to variable interest entities)	24,437	23,168
Separate account liabilities (includes $1,128 and $1,033, respectively, relating to variable interest entities)	316,994	317,201

Total liabilities	829,678	822,313

Contingencies, Commitments and Guarantees (Note 21)
Redeemable noncontrolling interests	99	887

Equity
MetLife, Inc.’s stockholders’ equity:
Preferred stock, par value $0.01 per share; 200,000,000 shares authorized: 84,000,000 shares issued and outstanding; $2,100 aggregate liquidation preference	1	1
Common stock, par value $0.01 per share; 3,000,000,000 shares authorized; 1,153,998,144 and 1,125,224,024 shares issued, respectively; 1,131,927,894 and 1,122,030,137 shares outstanding, respectively	12	11
Additional paid-in capital	30,543	29,277
Retained earnings	32,020	27,332
Treasury stock, at cost; 22,070,250 and 3,193,887 shares, respectively	(1,172)	(172)
Accumulated other comprehensive income (loss)	10,649	5,104

Total MetLife, Inc.’s stockholders’ equity	72,053	61,553
Noncontrolling interests	507	543

Total equity	72,560	62,096

Total liabilities and equity	$902,337	$885,296

See accompanying notes to the consolidated financial statements.

MetLife, Inc.	95

MetLife, Inc.

Consolidated Statements of Operations

For the Years Ended December 31, 2014, 2013 and 2012

(In millions, except per share data)

	2014	2013	2012

Revenues

Premiums	$39,067	$37,674	$37,975

Universal life and investment-type product policy fees	9,946	9,451	8,556

Net investment income	21,153	22,232	21,984

Other revenues	2,030	1,920	1,906

Net investment gains (losses):

Other-than-temporary impairments on fixed maturity securities	(43)	(106)	(346)

Other-than-temporary impairments on fixed maturity securities transferred to other comprehensive income (loss)	(17)	(60)	29

Other net investment gains (losses)	(137)	327	(35)

Total net investment gains (losses)	(197)	161	(352)

Net derivative gains (losses)	1,317	(3,239)	(1,919)

Total revenues	73,316	68,199	68,150

Expenses

Policyholder benefits and claims	39,102	38,107	37,987

Interest credited to policyholder account balances	6,943	8,179	7,729

Policyholder dividends	1,376	1,259	1,369

Goodwill impairment	—	—	1,868

Other expenses	17,091	16,602	17,755

Total expenses	64,512	64,147	66,708

Income (loss) from continuing operations before provision for income tax	8,804	4,052	1,442

Provision for income tax expense (benefit)	2,465	661	128

Income (loss) from continuing operations, net of income tax	6,339	3,391	1,314

Income (loss) from discontinued operations, net of income tax	(3)	2	48

Net income (loss)	6,336	3,393	1,362

Less: Net income (loss) attributable to noncontrolling interests	27	25	38

Net income (loss) attributable to MetLife, Inc.	6,309	3,368	1,324

Less: Preferred stock dividends	122	122	122

Net income (loss) available to MetLife, Inc.’s common shareholders	$6,187	$3,246	$1,202

Income (loss) from continuing operations, net of income tax, available to MetLife, Inc.’s common shareholders per common share:

Basic	$5.48	$2.94	$1.08

Diluted	$5.42	$2.91	$1.08

Net income (loss) available to MetLife, Inc.’s common shareholders per common share:

Basic	$5.48	$2.94	$1.12

Diluted	$5.42	$2.91	$1.12

Cash dividends declared per common share	$1.33	$1.01	$0.74

See accompanying notes to the consolidated financial statements.

96	MetLife, Inc.

MetLife, Inc.

Consolidated Statements of Comprehensive Income (Loss)

For the Years Ended December 31, 2014, 2013 and 2012

(In millions)

	2014	2013	2012

Net income (loss) (1)	$6,336	$3,393	$1,353

Other comprehensive income (loss):

Unrealized investment gains (losses), net of related offsets	10,103	(8,086)	9,394

Unrealized gains (losses) on derivatives	1,386	(899)	(239)

Foreign currency translation adjustments	(1,444)	(975)	(139)

Defined benefit plans adjustment	(970)	1,292	(842)

Other comprehensive income (loss), before income tax	9,075	(8,668)	8,174

Income tax (expense) benefit related to items of other comprehensive income (loss)	(3,528)	2,329	(2,851)

Other comprehensive income (loss), net of income tax	5,547	(6,339)	5,323

Comprehensive income (loss)	11,883	(2,946)	6,676

Less: Comprehensive income (loss) attributable to noncontrolling interest, net of income tax	29	(21)	38

Comprehensive income (loss) attributable to MetLife, Inc.	$11,854	$(2,925)	$6,638

(1)

Net income (loss) attributable to noncontrolling interests excludes gains of redeemable noncontrolling interests of less than $1 million for each of the years ended December 31, 2014 and 2013, and $9 million for the year ended December 31, 2012.

See accompanying notes to the consolidated financial statements.

MetLife, Inc.	97

MetLife, Inc.

Consolidated Statements of Equity

For the Years Ended December 31, 2014, 2013 and 2012

(In millions)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock at Cost	Accumulated Other Comprehensive Income (Loss)	Total MetLife, Inc.’s Stockholders’ Equity	Noncontrolling Interests (1)	Total Equity

Balance at December 31, 2011	$1	$11	$26,782	$24,814	$(172)	$6,083	$57,519	$370	$57,889

Common stock issuance			1,000				1,000		1,000

Stock-based compensation			229				229		229

Dividends on preferred stock				(122)			(122)		(122)

Dividends on common stock				(811)			(811)		(811)

Change in equity of noncontrolling interests							—	(24)	(24)

Net income (loss)				1,324			1,324	29	1,353

Other comprehensive income (loss), net of income tax						5,314	5,314	9	5,323

Balance at December 31, 2012	1	11	28,011	25,205	(172)	11,397	64,453	384	64,837

Common stock issuance			1,000				1,000		1,000

Stock-based compensation			305				305		305

Dividends on preferred stock				(122)			(122)		(122)

Dividends on common stock				(1,119)			(1,119)		(1,119)

Change in equity of noncontrolling interests			(39)				(39)	180	141

Net income (loss)				3,368			3,368	25	3,393

Other comprehensive income (loss), net of income tax						(6,293)	(6,293)	(46)	(6,339)

Balance at December 31, 2013	1	11	29,277	27,332	(172)	5,104	61,553	543	62,096

Treasury stock acquired in connection with share repurchases					(1,000)		(1,000)		(1,000)

Common stock issuance		1	999				1,000		1,000

Stock-based compensation			267				267		267

Dividends on preferred stock				(122)			(122)		(122)

Dividends on common stock				(1,499)			(1,499)		(1,499)

Change in equity of noncontrolling interests							—	(65)	(65)

Net income (loss)				6,309			6,309	27	6,336

Other comprehensive income (loss), net of income tax						5,545	5,545	2	5,547

Balance at December 31, 2014	$1	$12	$30,543	$32,020	$(1,172)	$10,649	$72,053	$507	$72,560

(1)

Net income (loss) attributable to noncontrolling interests excludes gains of redeemable noncontrolling interests of less than $1 million for each of the years ended December 31, 2014 and 2013, and $9 million for the year ended December 31, 2012.

See accompanying notes to the consolidated financial statements.

98	MetLife, Inc.

MetLife, Inc.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2014, 2013 and 2012

(In millions)

	2014	2013	2012

Cash flows from operating activities

Net income (loss)	$6,336	$3,393	$1,362

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

Depreciation and amortization expenses	713	714	596

Amortization of premiums and accretion of discounts associated with investments, net	(611)	(167)	(426)

(Gains) losses on investments and from sales of businesses, net	202	(155)	332

(Gains) losses on derivatives, net	(21)	5,122	3,187

(Income) loss from equity method investments, net of dividends or distributions	327	99	108

Interest credited to policyholder account balances	6,943	8,179	7,729

Interest credited to bank deposits	—	2	78

Universal life and investment-type product policy fees	(9,946)	(9,451)	(8,556)

Goodwill impairment	—	—	1,868

Change in fair value option and trading securities	(739)	(1,433)	1,900

Change in residential mortgage loans held-for-sale, net	—	373	3,370

Change in mortgage servicing rights	—	—	153

Change in accrued investment income	207	293	219

Change in premiums, reinsurance and other receivables	(650)	(582)	(109)

Change in deferred policy acquisition costs and value of business acquired, net	1,134	(920)	(1,139)

Change in income tax	2,075	871	(883)

Change in other assets	2,573	1,767	2,951

Change in insurance-related liabilities and policy-related balances	5,847	6,897	5,918

Change in other liabilities	1,885	1,008	(1,699)

Other, net	101	121	201

Net cash provided by (used in) operating activities	16,376	16,131	17,160

Cash flows from investing activities
Sales, maturities and repayments of:

Fixed maturity securities	118,526	117,523	103,823

Equity securities	490	725	1,140

Mortgage loans	14,128	12,881	14,673

Real estate and real estate joint ventures	1,012	356	1,018

Other limited partnership interests	823	807	974
Purchases of:

Fixed maturity securities	(130,197)	(117,826)	(115,793)

Equity securities	(530)	(943)	(627)

Mortgage loans	(17,464)	(14,677)	(11,442)

Real estate and real estate joint ventures	(2,282)	(1,880)	(1,942)

Other limited partnership interests	(1,764)	(1,356)	(1,323)

Cash received in connection with freestanding derivatives	1,760	1,567	1,933

Cash paid in connection with freestanding derivatives	(4,003)	(6,710)	(3,258)

Net change in securitized reverse residential mortgage loans	—	—	(1,198)

Sales of businesses, net of cash and cash equivalents disposed of $323, $14 and $29, respectively	436	393	576

Sale of bank deposits	—	(6,395)	—

Purchases of businesses, net of cash and cash equivalents acquired of $0, $20 and $33, respectively	—	(1,840)	(16)

Purchases of investments in insurance joint ventures	(277)	—	—

Net change in policy loans	(27)	(112)	(111)

Net change in short-term investments	5,167	2,955	593

Net change in other invested assets	(512)	(547)	(791)

Other, net	(341)	(86)	(158)

Net cash provided by (used in) investing activities	$(15,055)	$(15,165)	$(11,929)

See accompanying notes to the consolidated financial statements.

MetLife, Inc.	99

MetLife, Inc.

Consolidated Statements of Cash Flows — (Continued)

For the Years Ended December 31, 2014, 2013 and 2012

(In millions)

	2014	2013	2012

Cash flows from financing activities
Policyholder account balances:

Deposits	$89,520	$79,193	$91,284

Withdrawals	(88,037)	(84,874)	(86,994)

Net change in payables for collateral under securities loaned and other transactions	5,031	(3,276)	(29)

Net change in bank deposits	—	8	(4,169)

Net change in short-term debt	(75)	75	(586)

Long-term debt issued	1,000	1,372	750

Long-term debt repaid	(2,862)	(1,746)	(1,702)

Collateral financing arrangements repaid	—	—	(349)

Cash received (paid) in connection with collateral financing arrangements	—	—	(44)

Net change in liability for securitized reverse residential mortgage loans	—	—	1,198

Cash received in connection with redeemable noncontrolling interests	—	774	—

Common stock issued, net of issuance costs	1,000	1,000	1,000

Treasury stock acquired in connection with share repurchases	(1,000)	—	—

Dividends on preferred stock	(122)	(122)	(122)

Dividends on common stock	(1,499)	(1,119)	(811)

Other, net	(700)	(192)	609

Net cash provided by (used in) financing activities	2,256	(8,907)	35

Effect of change in foreign currency exchange rates on cash and cash equivalents balances	(354)	(212)	11

Change in cash and cash equivalents	3,223	(8,153)	5,277

Cash and cash equivalents, beginning of year	7,585	15,738	10,461

Cash and cash equivalents, end of year	$10,808	$7,585	$15,738

Supplemental disclosures of cash flow information:

Net cash paid (received) for:

Interest	$1,213	$1,270	$1,335

Income tax	$748	$677	$554

Non-cash transactions:

Business acquisitions:

Assets acquired	$—	$2,988	$595

Liabilities assumed	—	(972)	(579)

Noncontrolling interests assumed	—	(176)	—

Cash paid, excluding transaction costs of $0, $17 and $0, respectively	$—	$1,840	$16

Real estate and real estate joint ventures acquired in satisfaction of debt	$3	$59	$553

Collateral financing arrangements repaid	$—	$—	$102

Redemption of advances agreements in long-term debt	$—	$—	$3,806

Issuance of funding agreements in policyholder account balances	$—	$—	$3,806

Deconsolidation of MetLife Core Property Fund (see Note 8):

Reduction of redeemable noncontrolling interests	$774	$—	$—

Reduction of long-term debt	$413	$—	$—

Reduction of real estate and real estate joint ventures	$1,132	$—	$—

See accompanying notes to the consolidated financial statements.

100	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements

1.	Business, Basis of Presentation and Summary of Significant Accounting Policies

Business

“MetLife” and the “Company” refer to MetLife, Inc., a Delaware corporation incorporated in 1999, its subsidiaries and affiliates. MetLife is a global provider of life insurance, annuities, employee benefits and asset management. MetLife is organized into six segments: Retail; Group, Voluntary & Worksite Benefits; Corporate Benefit Funding; and Latin America (collectively, the “Americas”); Asia; and Europe, the Middle East and Africa (“EMEA”).

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. In applying these policies and estimates, management makes subjective and complex judgments that frequently require assumptions about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company’s business and operations. Actual results could differ from estimates.

Consolidation

The accompanying consolidated financial statements include the accounts of MetLife, Inc. and its subsidiaries, as well as partnerships and joint ventures in which the Company has control, and variable interest entities (“VIEs”) for which the Company is the primary beneficiary. Intercompany accounts and transactions have been eliminated.

Certain international subsidiaries have a fiscal year cutoff of November 30. Accordingly, the Company’s consolidated financial statements reflect the assets and liabilities of such subsidiaries as of November 30, 2014 and 2013 and the operating results of such subsidiaries for the years ended November 30, 2014, 2013 and 2012.

Discontinued Operations

The results of operations of a component of the Company that has either been disposed of or is classified as held-for-sale are reported in discontinued operations if certain criteria are met. Effective January 1, 2014, the Company early adopted new guidance regarding reporting of discontinued operations for disposals or classifications as held-for-sale that have not been previously reported in the consolidated financial statements. A disposal of a component is reported in discontinued operations if the disposal represents a strategic shift that has or will have a major effect on the Company’s operations and financial results. See “— Adoption of New Accounting Pronouncements.”

Separate Accounts

Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if:

•	such separate accounts are legally recognized;

•	assets supporting the contract liabilities are legally insulated from the Company’s general account liabilities;

•	investments are directed by the contractholder; and

•	all investment performance, net of contract fees and assessments, is passed through to the contractholder.

The Company reports separate account assets at their fair value which is based on the estimated fair values of the underlying assets comprising the individual separate account portfolios. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the statements of operations. Separate accounts credited with a contractual investment return are combined on a line-by-line basis with the Company’s general account assets, liabilities, revenues and expenses and the accounting for these investments is consistent with the methodologies described herein for similar financial instruments held within the general account. Unit-linked separate account investments that are directed by contractholders but do not meet one or more of the other above criteria are included in fair value option (“FVO”) and trading securities.

The Company’s revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Such fees are included in universal life and investment-type product policy fees in the statements of operations.

MetLife, Inc.	101

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

1.	Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Reclassifications

Amounts in the prior years’ consolidated financial statements have been reclassified to conform with the 2014 presentation. Certain derivatives (gains) losses were previously reported in: (i) (gains) losses on investments and sales of businesses, net; and (ii) other, net and were reclassified to (gains) losses on derivatives, net. The following table presents such reclassifications, all within cash flows from operating activities, in the consolidated statements of cash flows:

	Years Ended December 31,
	2013	2012
	(In millions)

(Gains) losses on investments and sales of businesses, net	$(4,166)	$(2,865)

Other, net	$(956)	$(322)

(Gains) losses on derivatives, net	$5,122	$3,187

Additionally, certain amounts in the prior years’ footnotes have been reclassified to conform with the current year presentation as discussed throughout the Notes to the Consolidated Financial Statements.

Summary of Significant Accounting Policies

The following are the Company’s significant accounting policies with references to notes providing additional information on such policies and critical accounting estimates relating to such policies.

Accounting Policy	Note
Insurance	4
Deferred Policy Acquisition Costs, Value of Business Acquired and Other Intangibles	5
Reinsurance	6
Investments	8
Derivatives	9
Fair Value	10
Goodwill	11
Employee Benefit Plans	18
Income Tax	19
Litigation Contingencies	21

Insurance

Future Policy Benefit Liabilities and Policyholder Account Balances

The Company establishes liabilities for amounts payable under insurance policies. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, disability incidence, disability terminations, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type and geographical area. These assumptions are established at the time the policy is issued and are intended to estimate the experience for the period the policy benefits are payable. Utilizing these assumptions, liabilities are established on a block of business basis. For long duration insurance contracts, assumptions such as mortality, morbidity and interest rates are “locked in” upon the issuance of new business. However, significant adverse changes in experience on such contracts may require the establishment of premium deficiency reserves. Such reserves are determined based on the then current assumptions and do not include a provision for adverse deviation.

Premium deficiency reserves may also be established for short duration contracts to provide for expected future losses. These reserves are based on actuarial estimates of the amount of loss inherent in that period, including losses incurred for which claims have not been reported. The provisions for unreported claims are calculated using studies that measure the historical length of time between the incurred date of a claim and its eventual reporting to the Company. Anticipated investment income is considered in the calculation of premium deficiency losses for short duration contracts.

102	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

1.	Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Liabilities for universal and variable life policies with secondary guarantees (“ULSG”) and paid-up guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The assumptions used in estimating the secondary and paid-up guarantee liabilities are consistent with those used for amortizing deferred policy acquisition costs (“DAC”), and are thus subject to the same variability and risk as further discussed herein. The assumptions of investment performance and volatility for variable products are consistent with historical experience of appropriate underlying equity indices, such as the Standard & Poor’s Ratings Services (“S&P”) 500 Index. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

The Company regularly reviews its estimates of liabilities for future policy benefits and compares them with its actual experience. Differences result in changes to the liability balances with related charges or credits to benefit expenses in the period in which the changes occur.

Policyholder account balances (“PABs”) relate to contract or contract features where the Company has no significant insurance risk.

The Company issues directly and assumes through reinsurance certain variable annuity products with guaranteed minimum benefits that provide the policyholder a minimum return based on their initial deposit (i.e., the benefit base) less withdrawals. These guarantees are accounted for as insurance liabilities or as embedded derivatives depending on how and when the benefit is paid. Specifically, a guarantee is accounted for as an embedded derivative if a guarantee is paid without requiring (i) the occurrence of specific insurable event, or (ii) the policyholder to annuitize. Alternatively, a guarantee is accounted for as an insurance liability if the guarantee is paid only upon either (i) the occurrence of a specific insurable event, or (ii) annuitization. In certain cases, a guarantee may have elements of both an insurance liability and an embedded derivative and in such cases the guarantee is split and accounted for under both models.

Guarantees accounted for as insurance liabilities in future policy benefits include guaranteed minimum death benefits (“GMDBs”), the portion of guaranteed minimum income benefits (“GMIBs”) that require annuitization, and the life-contingent portion of guaranteed minimum withdrawal benefits (“GMWBs”).

Guarantees accounted for as embedded derivatives in PABs include the non life-contingent portion of GMWBs, guaranteed minimum accumulation benefits (“GMABs”) and the portion of GMIBs that do not require annuitization. At inception, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent “excess” fees and are reported in universal life and investment-type product policy fees.

Other Policy-Related Balances

Other policy-related balances include policy and contract claims, unearned revenue liabilities, premiums received in advance, policyholder dividends due and unpaid, policyholder dividends left on deposit and negative value of business acquired.

The liability for policy and contract claims generally relates to incurred but not reported death, disability, long-term care (“LTC”) and dental claims, as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company’s estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from analyses of historical patterns of claims by business line. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product’s estimated gross profits and margins, similar to DAC as discussed further herein. Such amortization is recorded in universal life and investment-type product policy fees.

The Company accounts for the prepayment of premiums on its individual life, group life and health contracts as premiums received in advance and applies the cash received to premiums when due.

See “— Deferred Policy Acquisition Costs, Value of Business Acquired and Other Intangibles” for a discussion of negative value of business acquired.

Recognition of Insurance Revenues and Deposits

Premiums related to traditional life, annuity policies with life contingencies, long-duration accident & health, and credit insurance policies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided to recognize profits over the estimated lives of the insurance policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into earnings in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

Premiums related to short-duration non-medical health and disability, accident & health, and certain credit insurance contracts are recognized on a pro rata basis over the applicable contract term.

Deposits related to universal life-type and investment-type products are credited to PABs. Revenues from such contracts consist of fees for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to earnings include interest credited and benefit claims incurred in excess of related PABs.

MetLife, Inc.	103

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

1.	Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Premiums related to property and casualty contracts are recognized as revenue on a pro rata basis over the applicable contract term. Unearned premiums, representing the portion of premium written related to the unexpired coverage, are also included in future policy benefits.

Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

Deferred Policy Acquisition Costs, Value of Business Acquired and Other Intangibles

The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that are related directly to the successful acquisition or renewal of insurance contracts are capitalized as DAC. Such costs include:

•	incremental direct costs of contract acquisition, such as commissions;

•

the portion of an employee’s total compensation and benefits related to time spent selling, underwriting or processing the issuance of new and renewal insurance business only with respect to actual policies acquired or renewed;

•	other essential direct costs that would not have been incurred had a policy not been acquired or renewed; and

•

the costs of direct-response advertising, the primary purpose of which is to elicit sales to customers who could be shown to have responded specifically to the advertising and that results in probable future benefits.

All other acquisition-related costs, including those related to general advertising and solicitation, market research, agent training, product development, unsuccessful sales and underwriting efforts, as well as all indirect costs, are expensed as incurred.

Value of business acquired (“VOBA”) is an intangible asset resulting from a business combination that represents the excess of book value over the estimated fair value of acquired insurance, annuity, and investment-type contracts in-force at the acquisition date. The estimated fair value of the acquired liabilities is based on projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns, nonperformance risk adjustment and other factors. Actual experience on the purchased business may vary from these projections.

DAC and VOBA are amortized as follows:

Products:	In proportion to the following over estimated lives of the contracts:
• Nonparticipating and non-dividend-paying traditional contracts:	Historic actual and expected future gross premiums.
• Term insurance
• Nonparticipating whole life insurance
• Traditional group life insurance
• Non-medical health insurance
• Accident & health insurance
• Participating, dividend-paying traditional contracts	Actual and expected future gross margins.
• Fixed and variable universal life contracts	Actual and expected future gross profits.
• Fixed and variable deferred annuity contracts
• Credit insurance contracts	Historic and future earned premiums.
• Property and casualty insurance contracts
• Other short-duration contracts

See Note 5 for additional information on DAC and VOBA amortization.

The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

The Company generally has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder’s initial account balance is increased by an amount equal to a specified percentage of the customer’s deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC. The amortization of sales inducements is included in policyholder benefits and claims. Each year, or more frequently if circumstances indicate a potential recoverability issue exists, the Company reviews deferred sales inducements (“DSI”) to determine the recoverability of the asset.

Value of distribution agreements acquired (“VODA”) is reported in other assets and represents the present value of expected future profits associated with the expected future business derived from the distribution agreements acquired as part of a business combination. Value of customer relationships acquired (“VOCRA”) is also reported in other assets and represents the present value of the expected future profits associated with the expected future business acquired through existing customers of the acquired company or business. The VODA and VOCRA associated with past business combinations are amortized over useful lives ranging from 10 to 40 years and such amortization is included in other expenses. Each year, or more frequently if circumstances indicate a possible impairment exists, the Company reviews VODA and VOCRA to determine whether the asset is impaired.

104	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

1.	Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

For certain acquired blocks of business, the estimated fair value of the in-force contract obligations exceeded the book value of assumed in-force insurance policy liabilities, resulting in negative VOBA, which is presented separately from VOBA as an additional insurance liability. The fair value of the in-force contract obligations is based on projections by each block of business. Negative VOBA is amortized over the policy period in proportion to the approximate consumption of losses included in the liability usually expressed in terms of insurance in-force or account value. Such amortization is recorded as a contra-expense in other expenses.

Reinsurance

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. Cessions under reinsurance agreements do not discharge the Company’s obligations as the primary insurer. The Company reviews all contractual features, including those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC and recognized as a component of other expenses on a basis consistent with the way the acquisition costs on the underlying reinsured contracts would be recognized. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums; and ceded (assumed) premiums, reinsurance and other receivables (future policy benefits) are established.

For prospective reinsurance of short-duration contracts that meet the criteria for reinsurance accounting, amounts paid (received) are recorded as ceded (assumed) premiums and ceded (assumed) unearned premiums. Unearned premiums are reflected as a component of premiums, reinsurance and other receivables (future policy benefits). Such amounts are amortized through earned premiums over the remaining contract period in proportion to the amount of insurance protection provided. For retroactive reinsurance of short-duration contracts that meet the criteria of reinsurance accounting, amounts paid (received) in excess of the related insurance liabilities ceded (assumed) are recognized immediately as a loss and are reported in the appropriate line item within the statement of operations. Any gain on such retroactive agreement is deferred and is amortized as part of DAC, primarily using the recovery method.

Amounts currently recoverable under reinsurance agreements are included in premiums, reinsurance and other receivables and amounts currently payable are included in other liabilities. Assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance recoverable balances could become uncollectible. In such instances, reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance.

Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance agreements and are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in other revenues. With respect to GMIBs, a portion of the directly written GMIBs are accounted for as insurance liabilities, but the associated reinsurance agreements contain embedded derivatives. These embedded derivatives are included in premiums, reinsurance and other receivables with changes in estimated fair value reported in policyholder benefits and claims.

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within premiums, reinsurance and other receivables. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

Investments

Net Investment Income and Net Investment Gains (Losses)

Income from investments is reported within net investment income, unless otherwise stated herein. Gains and losses on sales of investments, impairment losses and changes in valuation allowances are reported within net investment gains (losses), unless otherwise stated herein.

Fixed Maturity and Equity Securities

The majority of the Company’s fixed maturity and equity securities are classified as available-for-sale (“AFS”) and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income (loss) (“OCI”), net of policy-related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales are determined on a specific identification basis.

Interest income and prepayment fees are recognized when earned. Interest income is recognized using an effective yield method giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recognized when declared.

MetLife, Inc.	105

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

1.	Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

The Company periodically evaluates fixed maturity and equity securities for impairment. The assessment of whether impairments have occurred is based on management’s case-by-case evaluation of the underlying reasons for the decline in estimated fair value, as well as an analysis of the gross unrealized losses by severity and/or age as described in Note 8 “— Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities.”

For fixed maturity securities in an unrealized loss position, an other-than-temporary impairment (“OTTI”) is recognized in earnings when it is anticipated that the amortized cost will not be recovered. When either: (i) the Company has the intent to sell the security; or (ii) it is more likely than not that the Company will be required to sell the security before recovery, the OTTI recognized in earnings is the entire difference between the security’s amortized cost and estimated fair value. If neither of these conditions exists, the difference between the amortized cost of the security and the present value of projected future cash flows expected to be collected is recognized as an OTTI in earnings (“credit loss”). If the estimated fair value is less than the present value of projected future cash flows expected to be collected, this portion of OTTI related to other-than-credit factors (“noncredit loss”) is recorded in OCI.

With respect to equity securities, the Company considers in its OTTI analysis its intent and ability to hold a particular equity security for a period of time sufficient to allow for the recovery of its estimated fair value to an amount equal to or greater than cost. If a sale decision is made for an equity security and recovery to an amount at least equal to cost prior to the sale is not expected, the security will be deemed to be other-than-temporarily impaired in the period that the sale decision was made and an OTTI loss will be recorded in earnings. The OTTI loss recognized is the entire difference between the security’s cost and its estimated fair value.

FVO and Trading Securities

FVO and trading securities are stated at estimated fair value and include investments for which the FVO has been elected (“FVO Securities”) and investments that are actively purchased and sold (“Actively Traded Securities”). FVO Securities include:

•

fixed maturity and equity securities held-for-investment by the general account to support asset and liability management strategies for certain insurance products and investments in certain separate accounts (“FVO general account securities”); and

•

contractholder-directed investments supporting unit-linked variable annuity type liabilities which do not qualify for presentation and reporting as separate account summary total assets and liabilities. These investments are primarily mutual funds and, to a lesser extent, fixed maturity and equity securities, short-term investments and cash and cash equivalents. The investment returns on these investments inure to contractholders and are offset by a corresponding change in PABs through interest credited to policyholder account balances (“FVO contractholder-directed unit-linked investments”).

Actively Traded Securities principally include fixed maturity securities and short sale agreement liabilities, which are included in other liabilities.

Changes in estimated fair value of these securities are included in net investment income, except for certain securities included in FVO Securities where changes are included in net investment gains (losses).

Mortgage Loans

The Company disaggregates its mortgage loan investments into three portfolio segments: commercial, agricultural, and residential. The accounting policies that are applicable to all portfolio segments are presented below and the accounting policies related to each of the portfolio segments are included in Note 8.

Mortgage Loans Held-For-Investment

Mortgage loans held-for-investment are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, and are net of valuation allowances. Interest income and prepayment fees are recognized when earned. Interest income is recognized using an effective yield method giving effect to amortization of premiums and accretion of discounts.

Also included in mortgage loans held-for-investment are commercial mortgage loans held by consolidated securitization entities (“CSEs”) and residential mortgage loans for which the FVO was elected, which are stated at estimated fair value. Changes in estimated fair value are recognized in net investment gains (losses) for commercial mortgage loans held by CSEs — FVO, and net investment income for residential mortgage loans — FVO.

Mortgage Loans Held-For-Sale

Mortgage loans held-for-sale that were previously designated as held-for-investment and mortgage loans originated with the intent to sell for which FVO was not elected, are stated at the lower of amortized cost or estimated fair value.

Policy Loans

Policy loans are stated at unpaid principal balances. Interest income is recorded as earned using the contractual interest rate. Generally, accrued interest is capitalized on the policy’s anniversary date. Valuation allowances are not established for policy loans, as they are fully collateralized by the cash surrender value of the underlying insurance policies. Any unpaid principal and accrued interest is deducted from the cash surrender value or the death benefit prior to settlement of the insurance policy.

106	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

1.	Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Real Estate

Real estate held-for-investment is stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Rental income is recognized on a straight-line basis over the term of the respective leases. The Company periodically reviews its real estate held-for-investment for impairment and tests for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable and exceeds its estimated fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their estimated fair value, which is generally computed using the present value of expected future cash flows discounted at a rate commensurate with the underlying risks.

Real estate for which the Company commits to a plan to sell within one year and actively markets in its current condition for a reasonable price in comparison to its estimated fair value is classified as held-for-sale. Real estate held-for-sale is stated at the lower of depreciated cost or estimated fair value less expected disposition costs and is not depreciated.

Real Estate Joint Ventures and Other Limited Partnership Interests

The Company uses the equity method of accounting for equity securities when it has significant influence or at least 20% interest and for real estate joint ventures and other limited partnership interests (“investees”) when it has more than a minor ownership interest or more than a minor influence over the investee’s operations, but does not have a controlling financial interest. The Company generally recognizes its share of the investee’s earnings on a three-month lag in instances where the investee’s financial information is not sufficiently timely or when the investee’s reporting period differs from the Company’s reporting period.

The Company uses the cost method of accounting for investments in which it has virtually no influence over the investee’s operations. The Company recognizes distributions on cost method investments as earned or received. Because of the nature and structure of these cost method investments, they do not meet the characteristics of an equity security in accordance with applicable accounting standards.

The Company routinely evaluates its equity method and cost method investments for impairment. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. The Company considers its cost method investments for impairment when the carrying value of such investments exceeds the net asset value (“NAV”). The Company takes into consideration the severity and duration of this excess when determining whether the cost method investment is impaired.

Short-term Investments

Short-term investments include securities and other investments with remaining maturities of one year or less, but greater than three months, at the time of purchase and are stated at estimated fair value or amortized cost, which approximates estimated fair value.

Other Invested Assets

Other invested assets consist principally of the following:

•	Freestanding derivatives with positive estimated fair values which are described in “— Derivatives” below.

•

Tax credit and renewable energy partnerships which derive a significant source of investment return in the form of income tax credits or other tax incentives. Where tax credits are guaranteed by a creditworthy third party, the investment is accounted for under the effective yield method. Otherwise, the investment is accounted for under the equity method.

•

Leveraged leases which are recorded net of non-recourse debt. Income is recognized by applying the leveraged lease’s estimated rate of return to the net investment in the lease. The Company regularly reviews residual values for impairment.

•

Direct financing leases gross investment is equal to the minimum lease payments plus the unguaranteed residual value. Income is recorded by applying the pre-tax internal rate of return to the investment balance. The Company regularly reviews lease receivables for impairment. Certain direct financing leases are linked to inflation.

•

Funds withheld represent a receivable for amounts contractually withheld by ceding companies in accordance with reinsurance agreements. The Company recognizes interest on funds withheld at rates defined by the terms of the agreement which may be contractually specified or directly related to the underlying investments.

•	Investments in operating joint ventures that engage in insurance underwriting activities are accounted for under the equity method.

Securities Lending Program

Securities lending transactions, whereby blocks of securities are loaned to third parties, primarily brokerage firms and commercial banks, are treated as financing arrangements and the associated liability is recorded at the amount of cash received. The Company obtains collateral at the inception of the loan, usually cash, in an amount generally equal to 102% of the estimated fair value of the securities loaned, and maintains it at a level greater than or equal to 100% for the duration of the loan. The Company is liable to return to the counterparties the cash collateral received. Security collateral on deposit from counterparties in connection with securities lending transactions may not be sold or re-pledged, unless the counterparty is in default, and is not reflected in the Company’s financial statements. The Company monitors the estimated fair value of the securities loaned on a daily basis and additional collateral is obtained as necessary. Income and expenses associated with securities lending transactions are reported as investment income and investment expense, respectively, within net investment income.

MetLife, Inc.	107

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

1.	Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Derivatives

Freestanding Derivatives

Freestanding derivatives are carried in the Company’s balance sheets either as assets within other invested assets or as liabilities within other liabilities at estimated fair value. The Company does not offset the fair value amounts recognized for derivatives executed with the same counterparty under the same master netting agreement.

Accruals on derivatives are generally recorded in accrued investment income or within other liabilities. However, accruals that are not scheduled to settle within one year are included with the derivatives carrying value in other invested assets or other liabilities.

If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the estimated fair value of the derivative are reported in net derivative gains (losses) except as follows:

Statement of Operations Presentation:	Derivative:
Policyholder benefits and claims	• Economic hedges of variable annuity guarantees included in future policy benefits
Net investment income	• Economic hedges of equity method investments in joint ventures
• All derivatives held in relation to trading portfolios
• Derivatives held within contractholder-directed unit-linked investments
Other revenues	• Derivatives held in connection with the Company’s previous mortgage banking activities

Hedge Accounting

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge. Hedge designation and financial statement presentation of changes in estimated fair value of the hedging derivatives are as follows:

•

Fair value hedge (a hedge of the estimated fair value of a recognized asset or liability) - in net derivative gains (losses), consistent with the change in fair value of the hedged item attributable to the designated risk being hedged.

•

Cash flow hedge (a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability) - effectiveness in OCI (deferred gains or losses on the derivative are reclassified into the statement of operations when the Company’s earnings are affected by the variability in cash flows of the hedged item); ineffectiveness in net derivative gains (losses).

•

Net investment in a foreign operation hedge - effectiveness in OCI, consistent with the translation adjustment for the hedged net investment in the foreign operation; ineffectiveness in net derivative gains (losses).

The changes in estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the statement of operations within interest income or interest expense to match the location of the hedged item. Accruals on derivatives in net investment hedges are recognized in OCI.

In its hedge documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument’s effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and at least quarterly throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; or (iv) the derivative is de-designated as a hedging instrument.

When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried in the balance sheets at its estimated fair value, with changes in estimated fair value recognized in net derivative gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in OCI related to discontinued cash flow hedges are released into the statements of operations when the Company’s earnings are affected by the variability in cash flows of the hedged item.

108	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

1.	Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried in the balance sheets at its estimated fair value, with changes in estimated fair value recognized currently in net derivative gains (losses). Deferred gains and losses of a derivative recorded in OCI pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in net derivative gains (losses).

In all other situations in which hedge accounting is discontinued, the derivative is carried at its estimated fair value in the balance sheets, with changes in its estimated fair value recognized in the current period as net derivative gains (losses).

Embedded Derivatives

The Company sells variable annuities and issues certain insurance products and investment contracts and is a party to certain reinsurance agreements that have embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. The embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative if:

•	the combined instrument is not accounted for in its entirety at fair value with changes in fair value recorded in earnings;

•	the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract; and

•	a separate instrument with the same terms as the embedded derivative would qualify as a derivative instrument.

Such embedded derivatives are carried in the balance sheets at estimated fair value with the host contract and changes in their estimated fair value are generally reported in net derivative gains (losses) except for those in policyholder benefits and claims related to ceded reinsurance of GMIB. If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income. Additionally, the Company may elect to carry an entire contract on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income if that contract contains an embedded derivative that requires bifurcation. At inception, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent “excess” fees and are reported in universal life and investment-type product policy fees.

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinable, unobservable inputs and/or adjustments to observable inputs requiring management judgment are used to determine the estimated fair value of assets and liabilities.

Goodwill

Goodwill represents the future economic benefits arising from net assets acquired in a business combination that are not individually identified and recognized. Goodwill is calculated as the excess of cost over the estimated fair value of such net assets acquired, is not amortized, and is tested for impairment based on a fair value approach at least annually or more frequently if events or circumstances indicate that there may be justification for conducting an interim test. The Company performs its annual goodwill impairment testing during the third quarter of each year based upon data as of the close of the second quarter. Goodwill associated with a business acquisition is not tested for impairment during the year the business is acquired unless there is a significant identified impairment event.

The impairment test is performed at the reporting unit level, which is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. For purposes of goodwill impairment testing, if the carrying value of a reporting unit exceeds its estimated fair value, there may be an indication of impairment. In such instances, the implied fair value of the goodwill is determined in the same manner as the amount of goodwill that would be determined in a business combination. The excess of the carrying value of goodwill over the implied fair value of goodwill would be recognized as an impairment and recorded as a charge against net income.

On an ongoing basis, the Company evaluates potential triggering events that may affect the estimated fair value of the Company’s reporting units to assess whether any goodwill impairment exists. Deteriorating or adverse market conditions for certain reporting units may have a significant impact on the estimated fair value of these reporting units and could result in future impairments of goodwill.

MetLife, Inc.	109

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

1.	Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Employee Benefit Plans

Certain subsidiaries of MetLife, Inc. sponsor and/or administer various plans that provide defined benefit pension and other postretirement benefits covering eligible employees and sales representatives. Measurement dates used for all of the subsidiaries’ defined benefit pension and other postretirement benefit plans correspond with the fiscal year ends of sponsoring subsidiaries, which are December 31 for U.S. and most non-U.S. subsidiaries and November 30 for certain non-U.S. subsidiaries.

The Company recognizes the funded status of the projected benefit obligation (“PBO”) for pension benefits and the accumulated postretirement benefit obligation (“APBO”) for other postretirement benefits for each of its plans. The Company recognizes an expense for differences between actual experience and estimates over the average future service period of participants. The actuarial gains (losses), prior service costs (credit) and the remaining net transition asset or obligation not yet included in net periodic benefit costs are charged to accumulated OCI (“AOCI”), net of income tax.

The subsidiaries also sponsor defined contribution plans for substantially all U.S. employees under which a portion of employee contributions is matched. Applicable matching contributions are made each payroll period. Accordingly, the Company recognizes compensation cost for current matching contributions. As all contributions are transferred currently as earned to the defined contribution plans, no liability for matching contributions is recognized in the balance sheets.

Income Tax

MetLife, Inc. and its includable life insurance and non-life insurance subsidiaries file a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended (the “Code”). Non-includable subsidiaries file either separate individual corporate tax returns or separate consolidated tax returns.

The Company’s accounting for income taxes represents management’s best estimate of various events and transactions.

Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances. When making such determination the Company considers many factors, including:

•	the nature, frequency, and amount of cumulative financial reporting income and losses in recent years;

•	the jurisdiction in which the deferred tax asset was generated;

•	the length of time that carryforward can be utilized in the various taxing jurisdiction;

•	future taxable income exclusive of reversing temporary differences and carryforwards;

•	future reversals of existing taxable temporary differences;

•	taxable income in prior carryback years; and

•	tax planning strategies.

The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the financial statements in the year these changes occur.

The Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

Litigation Contingencies

The Company is a party to a number of legal actions and is involved in a number of regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company’s financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Except as otherwise disclosed in Note 21, legal costs are recognized as incurred. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company’s financial statements.

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Notes to the Consolidated Financial Statements — (Continued)

1.	Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Other Accounting Policies

Redeemable Noncontrolling Interests

Redeemable noncontrolling interests associated with certain joint ventures and partially-owned consolidated subsidiaries are reported in the temporary section of the balance sheet.

Stock-Based Compensation

The Company grants certain employees and directors stock-based compensation awards under various plans that are subject to specific vesting conditions. With the exception of performance shares granted in 2014 and 2013 which are re-measured quarterly, the cost of all stock-based transactions is measured at fair value at grant date and recognized over the period during which a grantee is required to provide services in exchange for the award. Although the terms of the Company’s stock-based plans do not accelerate vesting upon retirement, or the attainment of retirement eligibility, the requisite service period subsequent to attaining such eligibility is considered nonsubstantive. Accordingly, the Company recognizes compensation expense related to stock-based awards over the shorter of the requisite service period or the period to attainment of retirement eligibility. An estimation of future forfeitures of stock-based awards is incorporated into the determination of compensation expense when recognizing expense over the requisite service period.

Cash and Cash Equivalents

The Company considers all highly liquid securities and other investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at amortized cost, which approximates estimated fair value.

Property, Equipment, Leasehold Improvements and Computer Software

Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using the straight-line method over the estimated useful lives of the assets, as appropriate. The estimated life is generally 40 years for company occupied real estate property, from one to 25 years for leasehold improvements, and from three to seven years for all other property and equipment. The cost basis of the property, equipment and leasehold improvements was $2.0 billion at both December 31, 2014 and 2013. Accumulated depreciation and amortization of property, equipment and leasehold improvements was $1.0 billion at both December 31, 2014 and 2013. Related depreciation and amortization expense was $182 million, $183 million and $208 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as certain internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $1.9 billion and $1.7 billion at December 31, 2014 and 2013, respectively. Accumulated amortization of capitalized software was $1.3 billion and $1.1 billion at December 31, 2014 and 2013, respectively. Related amortization expense was $212 million, $216 million and $221 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Other Revenues

Other revenues include, in addition to items described elsewhere herein, advisory fees, broker-dealer commissions and fees, administrative service fees, and changes in account value relating to corporate-owned life insurance (“COLI”). Such fees and commissions are recognized in the period in which services are performed. Under certain COLI contracts, if the Company reports certain unlikely adverse results in its financial statements, withdrawals would not be immediately available and would be subject to market value adjustment, which could result in a reduction of the account value.

Policyholder Dividends

Policyholder dividends are approved annually by the insurance subsidiaries’ boards of directors. The aggregate amount of policyholder dividends is related to actual interest, mortality, morbidity and expense experience for the year, as well as management’s judgment as to the appropriate level of statutory surplus to be retained by the insurance subsidiaries.

Foreign Currency

Assets, liabilities and operations of foreign affiliates and subsidiaries are recorded based on the functional currency of each entity. The determination of the functional currency is made based on the appropriate economic and management indicators. With the exception of certain foreign operations, primarily Japan, where multiple functional currencies exist, the local currencies of foreign operations are the functional currencies. Assets and liabilities of foreign affiliates and subsidiaries are translated from the functional currency to U.S. dollars at the exchange rates in effect at each year-end and income and expense accounts are translated at the average exchange rates during the year. The resulting translation adjustments are charged or credited directly to OCI, net of applicable taxes. Gains and losses from foreign currency transactions, including the effect of re-measurement of monetary assets and liabilities to the appropriate functional currency, are reported as part of net investment gains (losses) in the period in which they occur.

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Notes to the Consolidated Financial Statements — (Continued)

1.	Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Earnings Per Common Share

Basic earnings per common share are computed based on the weighted average number of common shares, or their equivalent, outstanding during the period. The difference between the number of shares assumed issued and number of shares assumed purchased represents the dilutive shares. Diluted earnings per common share include the dilutive effect of the assumed: (i) exercise or issuance of stock-based awards using the treasury stock method; (ii) settlement of stock purchase contracts underlying common equity units using the treasury stock method; and (iii) settlement of accelerated common stock repurchase contracts. Under the treasury stock method, exercise or issuance of stock-based awards and settlement of the stock purchase contracts underlying common equity units is assumed to occur with the proceeds used to purchase common stock at the average market price for the period.

Adoption of New Accounting Pronouncements

Effective November 18, 2014, the Company adopted new guidance on when, if ever, the cost of acquiring an entity should be used to establish a new accounting basis (“pushdown”) in the acquired entity’s separate financial statements. The guidance provides an acquired entity and its subsidiaries with an irrevocable option to apply pushdown accounting in its separate financial statements upon occurrence of an event in which an acquirer obtains control of the acquired entity. If a reporting entity elects to apply pushdown accounting, its stand-alone financial statements would reflect the acquirer’s new basis in the acquired entity’s assets and liabilities. The election to apply pushdown accounting should be determined by an acquired entity for each individual change-in-control event in which an acquirer obtains control of the acquired entity; however, an entity that does not elect to apply pushdown accounting in the period of a change-in-control can later elect to retrospectively apply pushdown accounting to the most recent change-in-control transaction as a change in accounting principle. The new guidance did not have a material impact on the financial statements upon adoption.

Effective January 1, 2014, the Company early adopted new guidance regarding reporting of discontinued operations and disclosures of disposals of components of an entity. The guidance increases the threshold for a disposal to qualify as a discontinued operation, expands the disclosures for discontinued operations and requires new disclosures for certain disposals that do not meet the definition of a discontinued operation. Disposals must now represent a strategic shift that has or will have a major effect on the entity’s operations and financial results to qualify as discontinued operations.

Effective January 1, 2014, the Company adopted new guidance regarding the presentation of an unrecognized tax benefit. The new guidance requires that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. However, when the carryforwards are not available at the reporting date to settle any additional income taxes that would result from the disallowance of a tax position or the applicable tax law does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit will be presented in the financial statements as a liability and will not be combined with the related deferred tax asset. The adoption was prospectively applied and resulted in a reduction to other liabilities and a corresponding increase to deferred income tax liability in the amount of $277 million.

Effective January 1, 2014, the Company adopted new guidance on other expenses. The objective of this standard is to address how health insurers should recognize and classify in their income statements fees mandated by the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act. The amendments in this standard specify that the liability for the fee should be estimated and recorded in full once the entity provides qualifying health insurance in the applicable calendar year in which the fee is payable with a corresponding deferred cost that is amortized to expense using the straight-line method of allocation unless another method better allocates the fee over the calendar year that it is payable. In accordance with the adoption of the new accounting pronouncement on January 1, 2014, the Company recorded $57 million in other liabilities, and a corresponding deferred cost, in other assets.

Effective July 17, 2013, the Company adopted guidance regarding derivatives that permits the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) to be used as a U.S. benchmark interest rate for hedge accounting purposes, in addition to the United States Treasury and London Interbank Offered Rate (“LIBOR”). Also, this new guidance removes the restriction on using different benchmark rates for similar hedges. The new guidance did not have a material impact on the financial statements upon adoption.

Effective January 1, 2013, the Company adopted guidance regarding comprehensive income that requires an entity to provide information about the amounts reclassified out of AOCI by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. The adoption was prospectively applied and resulted in additional disclosures in Note 16.

Effective January 1, 2013, the Company adopted guidance regarding balance sheet offsetting disclosures which requires an entity to disclose information about offsetting and related arrangements for derivatives, including bifurcated embedded derivatives, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions, to enable users of its financial statements to understand the effects of those arrangements on its financial position. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The adoption was retrospectively applied and resulted in additional disclosures related to derivatives in Note 9.

On January 1, 2012, the Company adopted guidance regarding accounting for DAC, which was retrospectively applied. The guidance specifies that only costs related directly to successful acquisition of new or renewal contracts can be capitalized as DAC; all other acquisition-

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Notes to the Consolidated Financial Statements — (Continued)

1.	Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

related costs must be expensed as incurred. Under the new guidance, advertising costs may only be included in DAC if the capitalization criteria in the direct-response advertising guidance in Subtopic 340-20, Other Assets and Deferred Costs—Capitalized Advertising Costs, are met. As a result, certain direct marketing, sales manager compensation and administrative costs previously capitalized by the Company will no longer be deferred.

On January 1, 2012, the Company adopted guidance regarding comprehensive income, which was retrospectively applied, that provides companies with the option to present the total of comprehensive income, components of net income, and the components of OCI either in a single continuous statement of comprehensive income or in two separate but consecutive statements in annual financial statements. The standard eliminates the option to present components of OCI as part of the statement of changes in stockholders’ equity. The Company adopted the two-statement approach for annual financial statements.

Effective January 1, 2012, the Company adopted guidance on goodwill impairment testing that simplifies how an entity tests goodwill for impairment. This new guidance allows an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value as a basis for determining whether it needs to perform the quantitative two-step goodwill impairment test. Only if an entity determines, based on qualitative assessment, that it is more likely than not that a reporting unit’s fair value is less than its carrying value will it be required to calculate the fair value of the reporting unit. The qualitative assessment is optional and the Company is permitted to bypass it for any reporting unit in any period and begin its impairment analysis with the quantitative calculation. The Company is permitted to perform the qualitative assessment in any subsequent period.

Effective January 1, 2012, the Company adopted guidance regarding fair value measurements that establishes common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards. Some of the amendments clarify the Financial Accounting Standards Board’s (“FASB”) intent on the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The adoption did not have a material impact on the Company’s financial statements other than the expanded disclosures in Note 10.

Future Adoption of New Accounting Pronouncements

In February 2015, the FASB issued new guidance to improve consolidation guidance for legal entities (Accounting Standards Update (“ASU”) 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis), effective for fiscal years beginning after December 15, 2015 and interim periods within those years and early adoption is permitted. The new standard is intended to improve targeted areas of the consolidation guidance for legal entities such as limited partnerships, limited liability corporations, and securitization structures. The amendments in the ASU affect the consolidation evaluation for reporting organizations. In addition, the amendments in this ASU simplify and improve current GAAP by reducing the number of consolidation models. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In June 2014, the FASB issued new guidance on transfers and servicing ASU 2014-11, Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosure), effective prospectively for fiscal years beginning after December 15, 2014 and interim periods within those years. The new guidance requires that repurchase-to-maturity transactions and repurchase financing arrangements be accounted for as secured borrowings and provides for enhanced disclosures, including the nature of collateral pledged and the time to maturity. Certain interim period disclosures for repurchase agreements and securities lending transactions are not required until the second quarter of 2015. The Company does not expect the adoption of this new guidance to have a material impact on its consolidated financial statements.

In May 2014, the FASB issued a comprehensive new revenue recognition standard (ASU 2014-09, Revenue from Contracts with Customers (Topic 606)), effective retrospectively for fiscal years beginning after December 15, 2016 and interim periods within those years. Early adoption of this standard is not permitted. The new guidance will supersede nearly all existing revenue recognition guidance under GAAP; however, it will not impact the accounting for insurance contracts, leases, financial instruments and guarantees. For those contracts that are impacted by the new guidance, the guidance will require an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled, in exchange for those goods or services. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In January 2014, the FASB issued new guidance regarding investments (ASU 2014-01, Investments — Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects), effective retrospectively for fiscal years beginning after December 15, 2014 and interim reporting periods within those years. The new guidance is applicable to investments in flow-through limited liability entities that manage or invest in affordable housing projects that qualify for the low-income housing tax credit. Under the guidance, an entity that meets certain conditions is permitted to make an accounting policy election to amortize the initial cost of its investment in proportion to the tax credits and other tax benefits received and recognize the net investment performance on the statement of operations as a component of income tax expense (benefit). The Company does not expect the adoption of this new guidance to have a material impact on its consolidated financial statements.

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Notes to the Consolidated Financial Statements — (Continued)

2.	Segment Information

MetLife is organized into six segments, reflecting three broad geographic regions: Retail; Group, Voluntary & Worksite Benefits; Corporate Benefit Funding; and Latin America (collectively, the “Americas”); Asia; and EMEA. In addition, the Company reports certain of its results of operations in Corporate & Other.

Americas

The Americas consists of the following segments:

Retail

The Retail segment offers a broad range of protection products and services and a variety of annuities to individuals and employees of corporations and other institutions, and is organized into two businesses: Life & Other and Annuities. Life & Other insurance products and services include variable life, universal life, term life and whole life products. Additionally, through broker-dealer affiliates, the Company offers a full range of mutual funds and other securities products. Life & Other products and services also include individual disability income products and personal lines property & casualty insurance, including private passenger automobile, homeowners and personal excess liability insurance. Annuities includes a variety of variable and fixed annuities which provide for both asset accumulation and asset distribution needs.

Group, Voluntary & Worksite Benefits

The Group, Voluntary & Worksite Benefits segment offers a broad range of protection products and services to individuals and corporations, as well as other institutions and their respective employees. Group, Voluntary & Worksite Benefits insurance products and services include life, dental, group short- and long-term disability and accidental death and dismemberment (“AD&D”) coverages. In addition, the Group, Voluntary & Worksite Benefits segment offers property & casualty insurance, including private passenger automobile, homeowners and personal excess liability, which is offered to employees on a voluntary basis, LTC, critical illness and accident & health coverages, as well as prepaid legal plans.

Corporate Benefit Funding

The Corporate Benefit Funding segment offers a broad range of annuity and investment products, including guaranteed interest products and other stable value products, income annuities, and separate account contracts for the investment management of defined benefit and defined contribution plan assets. This segment also includes structured settlements and certain products to fund postretirement benefits and company-, bank- or trust-owned life insurance used to finance non-qualified benefit programs for executives.

Latin America

The Latin America segment offers a broad range of products to both individuals and corporations, as well as other institutions and their respective employees, which include life insurance, accident & health insurance, group medical, dental, credit insurance, endowment and retirement & savings products written in Latin America. The Latin America segment also includes U.S. sponsored direct business, comprised of group and individual products sold through sponsoring organizations and affinity groups. Products included are life, dental, group short- and long-term disability, AD&D coverages, property & casualty and other accident & health coverages, as well as non-insurance products such as identity protection.

Asia

The Asia segment offers a broad range of products to both individuals and corporations, as well as other institutions and their respective employees, which include whole life, term life, variable life, universal life, accident & health insurance, fixed and variable annuities, credit insurance and endowment products.

EMEA

The EMEA segment offers a broad range of products to both individuals and corporations, as well as other institutions and their respective employees, which include life insurance, accident & health insurance, credit insurance, annuities, endowment and retirement & savings products.

Corporate & Other

Corporate & Other contains the excess capital, as well as certain charges and activities, not allocated to the segments, including external integration costs, internal resource costs for associates committed to acquisitions, enterprise-wide strategic initiative restructuring charges, various start-up businesses (including expatriate benefits insurance, the investment management business through which we offer fee-based investment management services to institutional clients, as well as direct and digital marketing products) and certain run-off businesses. Corporate & Other also includes assumed reinsurance of certain variable annuity products from the Company’s former operating joint venture in Japan. Under this in-force reinsurance agreement, the Company reinsures living and death benefit guarantees issued in connection with variable annuity products. Additionally, Corporate & Other includes interest expense related to the majority of the Company’s outstanding debt and expenses associated with certain legal proceedings and income tax audit issues. Corporate & Other also includes the elimination of intersegment amounts, which generally relate to intersegment loans, which bear interest rates commensurate with related borrowings.

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Notes to the Consolidated Financial Statements — (Continued)

2.	Segment Information (continued)

Financial Measures and Segment Accounting Policies

Operating earnings is the measure of segment profit or loss the Company uses to evaluate segment performance and allocate resources. Consistent with GAAP guidance for segment reporting, operating earnings is the Company’s measure of segment performance and is reported below. Operating earnings should not be viewed as a substitute for income (loss) from continuing operations, net of income tax. The Company believes the presentation of operating earnings as the Company measures it for management purposes enhances the understanding of its performance by highlighting the results of operations and the underlying profitability drivers of the business.

Operating earnings is defined as operating revenues less operating expenses, both net of income tax.

Operating revenues and operating expenses exclude results of discontinued operations and other businesses that have been or will be sold or exited by MetLife and are referred to as divested businesses. Operating revenues also excludes net investment gains (losses) and net derivative gains (losses). Operating expenses also excludes goodwill impairments.

The following additional adjustments are made to GAAP revenues, in the line items indicated, in calculating operating revenues:

•

Universal life and investment-type product policy fees excludes the amortization of unearned revenue related to net investment gains (losses) and net derivative gains (losses) and certain variable annuity GMIB fees (“GMIB Fees”);

•

Net investment income: (i) includes amounts for scheduled periodic settlement payments and amortization of premium on derivatives that are hedges of investments or that are used to replicate certain investments, but do not qualify for hedge accounting treatment, (ii) includes income from discontinued real estate operations, (iii) excludes post-tax operating earnings adjustments relating to insurance joint ventures accounted for under the equity method, (iv) excludes certain amounts related to contractholder-directed unit-linked investments, and (v) excludes certain amounts related to securitization entities that are VIEs consolidated under GAAP; and

•	Other revenues are adjusted for settlements of foreign currency earnings hedges.

The following additional adjustments are made to GAAP expenses, in the line items indicated, in calculating operating expenses:

•

Policyholder benefits and claims and policyholder dividends excludes: (i) changes in the policyholder dividend obligation related to net investment gains (losses) and net derivative gains (losses), (ii) inflation-indexed benefit adjustments associated with contracts backed by inflation-indexed investments and amounts associated with periodic crediting rate adjustments based on the total return of a contractually referenced pool of assets and other pass through adjustments, (iii) benefits and hedging costs related to GMIBs (“GMIB Costs”), and (iv) market value adjustments associated with surrenders or terminations of contracts (“Market Value Adjustments”);

•

Interest credited to policyholder account balances includes adjustments for scheduled periodic settlement payments and amortization of premium on derivatives that are hedges of PABs but do not qualify for hedge accounting treatment and excludes amounts related to net investment income earned on contractholder-directed unit-linked investments;

•	Amortization of DAC and VOBA excludes amounts related to: (i) net investment gains (losses) and net derivative gains (losses), (ii) GMIB Fees and GMIB Costs, and (iii) Market Value Adjustments;

•	Amortization of negative VOBA excludes amounts related to Market Value Adjustments;

•	Interest expense on debt excludes certain amounts related to securitization entities that are VIEs consolidated under GAAP; and

•	Other expenses excludes costs related to: (i) noncontrolling interests, (ii) implementation of new insurance regulatory requirements, and (iii) acquisition and integration costs.

Operating earnings also excludes the recognition of certain contingent assets and liabilities that could not be recognized at acquisition or adjusted for during the measurement period under GAAP business combination accounting guidance. In addition to the tax impact of the adjustments mentioned above, provision for income tax expense (benefit) also includes the impact related to the timing of certain tax credits, as well as certain tax reforms.

The sale of MetLife Assurance Limited (“MAL”) was completed in May 2014. As a result, the operations of MAL have been classified as divested business for all periods presented. See Note 3. Consequently, the results for Corporate Benefit Funding decreased by $12 million, net of $8 million of income tax, and $21 million, net of $13 million of income tax, for the years ended December 31, 2013 and 2012, respectively. Also, the results for Corporate & Other decreased by $14 million, net of $7 million of income tax, and $16 million, net of $8 million of income tax, for the years ended December 31, 2013 and 2012, respectively.

Set forth in the tables below is certain financial information with respect to the Company’s segments, as well as Corporate & Other, for the years ended December 31, 2014, 2013 and 2012 and at December 31, 2014 and 2013. The segment accounting policies are the same as those used to prepare the Company’s consolidated financial statements, except for operating earnings adjustments as defined above. In addition, segment accounting policies include the method of capital allocation described below.

Economic capital is an internally developed risk capital model, the purpose of which is to measure the risk in the business and to provide a basis upon which capital is deployed. The economic capital model accounts for the unique and specific nature of the risks inherent in the Company’s business.

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Notes to the Consolidated Financial Statements — (Continued)

2.	Segment Information (continued)

The Company’s economic capital model aligns segment allocated equity with emerging standards and consistent risk principles. The model applies statistics-based risk evaluation principles to the material risks to which the Company is exposed. These consistent risk principles include calibrating required economic capital shock factors to a specific confidence level and time horizon and applying an industry standard method for the inclusion of diversification benefits among risk types. The Company’s management is responsible for the ongoing production and enhancement of the economic capital model and reviews its approach periodically to ensure that it remains consistent with emerging industry practice standards.

For the Company’s domestic segments, net investment income is credited or charged based on the level of allocated equity; however, changes in allocated equity do not impact the Company’s consolidated net investment income, operating earnings or income (loss) from continuing operations, net of income tax.

Net investment income is based upon the actual results of each segment’s specifically identifiable investment portfolios adjusted for allocated equity. Other costs are allocated to each of the segments based upon: (i) a review of the nature of such costs; (ii) time studies analyzing the amount of employee compensation costs incurred by each segment; and (iii) cost estimates included in the Company’s product pricing.

Effective January 1, 2015, the Company implemented certain segment reporting changes related to the measurement of segment operating earnings, as well as the realignment of consumer direct business from Corporate & Other to Latin America. The changes will be applied retrospectively beginning with the first quarter of 2015. The changes will not impact total consolidated operating earnings or net income.

	Operating Results
	Americas
Year Ended December 31, 2014	Retail	Group, Voluntary & Worksite Benefits	Corporate Benefit Funding	Latin America	Total	Asia	EMEA	Corporate & Other	Total	Adjustments	Total Consolidated
	(In millions)

Revenues

Premiums	$7,280	$15,979	$2,768	$2,967	$28,994	$7,566	$2,309	$153	$39,022	$45	$39,067

Universal life and investment-type product policy fees	5,074	716	226	1,239	7,255	1,693	466	127	9,541	405	9,946

Net investment income	7,953	1,844	5,799	1,347	16,943	2,856	508	177	20,484	669	21,153

Other revenues	1,059	420	286	34	1,799	106	60	68	2,033	(3)	2,030

Net investment gains (losses)	—	—	—	—	—	—	—	—	—	(197)	(197)

Net derivative gains (losses)	—	—	—	—	—	—	—	—	—	1,317	1,317

Total revenues	21,366	18,959	9,079	5,587	54,991	12,221	3,343	525	71,080	2,236	73,316

Expenses

Policyholder benefits and claims and policyholder dividends	9,851	14,897	5,106	2,743	32,597	5,724	1,053	104	39,478	1,000	40,478

Interest credited to policyholder account balances	2,245	156	1,140	394	3,935	1,544	148	34	5,661	1,282	6,943

Goodwill impairment	—	—	—	—	—	—	—	—	—	—	—

Capitalization of DAC	(969)	(143)	(31)	(385)	(1,528)	(1,914)	(680)	(60)	(4,182)	(1)	(4,183)

Amortization of DAC and VOBA	1,515	149	19	321	2,004	1,397	613	13	4,027	105	4,132

Amortization of negative VOBA	—	—	—	(1)	(1)	(364)	(31)	—	(396)	(46)	(442)

Interest expense on debt	1	1	9	—	11	—	—	1,167	1,178	38	1,216

Other expenses	4,695	2,570	513	1,677	9,455	3,971	1,810	1,018	16,254	114	16,368

Total expenses	17,338	17,630	6,756	4,749	46,473	10,358	2,913	2,276	62,020	2,492	64,512

Provision for income tax expense (benefit)	1,382	464	812	156	2,814	575	68	(1,079)	2,378	87	2,465

Operating earnings	$2,646	$865	$1,511	$682	$5,704	$1,288	$362	$(672)	6,682

Adjustments to:

Total revenues									2,236

Total expenses									(2,492)

Provision for income tax (expense) benefit									(87)

Income (loss) from continuing operations, net of income tax									$6,339		$6,339

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Notes to the Consolidated Financial Statements — (Continued)

2.	Segment Information (continued)

At December 31, 2014	Retail	Group, Voluntary & Worksite Benefits	Corporate Benefit Funding	Latin America	Asia (1)	EMEA	Corporate & Other	Total
	(In millions)

Total assets	$359,173	$45,434	$230,124	$71,419	$116,915	$27,698	$51,574	$902,337

Separate account assets	$171,726	$669	$81,150	$50,301	$9,078	$4,070	$—	$316,994

Separate account liabilities	$171,726	$669	$81,150	$50,301	$9,078	$4,070	$—	$316,994

(1)	Total assets includes $93.8 billion of assets from the Japan operations which represents 10% of total consolidated assets. See Note 11 for information regarding goodwill.

	Operating Results
	Americas
Year Ended December 31, 2013	Retail	Group, Voluntary & Worksite Benefits	Corporate Benefit Funding	Latin America	Total	Asia	EMEA	Corporate & Other	Total	Adjustments	Total Consolidated
	(In millions)

Revenues

Premiums	$6,528	$15,250	$2,767	$2,824	$27,369	$7,801	$2,297	$116	$37,583	$91	$37,674

Universal life and investment-type product policy fees	4,912	688	247	991	6,838	1,722	386	139	9,085	366	9,451

Net investment income	7,898	1,856	5,621	1,246	16,621	2,915	498	360	20,394	1,838	22,232

Other revenues	1,018	418	278	23	1,737	92	97	28	1,954	(34)	1,920

Net investment gains (losses)	—	—	—	—	—	—	—	—	—	161	161

Net derivative gains (losses)	—	—	—	—	—	—	—	—	—	(3,239)	(3,239)

Total revenues	20,356	18,212	8,913	5,084	52,565	12,530	3,278	643	69,016	(817)	68,199

Expenses

Policyholder benefits and claims and policyholder dividends	9,028	14,227	5,180	2,454	30,889	5,755	1,039	63	37,746	1,620	39,366

Interest credited to policyholder account balances	2,331	155	1,233	417	4,136	1,690	147	42	6,015	2,164	8,179

Goodwill impairment	—	—	—	—	—	—	—	—	—	—	—

Capitalization of DAC	(1,309)	(141)	(27)	(424)	(1,901)	(2,143)	(714)	(28)	(4,786)	—	(4,786)

Amortization of DAC and VOBA	1,384	140	23	310	1,857	1,542	683	1	4,083	(533)	3,550

Amortization of negative VOBA	—	—	—	(2)	(2)	(427)	(95)	—	(524)	(55)	(579)

Interest expense on debt	—	1	9	—	10	—	1	1,148	1,159	123	1,282

Other expenses	5,084	2,380	504	1,612	9,580	4,312	1,810	894	16,596	539	17,135

Total expenses	16,518	16,762	6,922	4,367	44,569	10,729	2,871	2,120	60,289	3,858	64,147

Provision for income tax expense (benefit)	1,314	488	696	143	2,641	557	78	(932)	2,344	(1,683)	661

Operating earnings	$2,524	$962	$1,295	$574	$5,355	$1,244	$329	$(545)	6,383

Adjustments to:

Total revenues									(817)

Total expenses									(3,858)

Provision for income tax (expense) benefit									1,683

Income (loss) from continuing operations, net of income tax									$3,391		$3,391

MetLife, Inc.	117

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

2.	Segment Information (continued)

At December 31, 2013	Retail	Group, Voluntary & Worksite Benefits	Corporate Benefit Funding	Latin America	Asia (1)	EMEA	Corporate & Other	Total
	(In millions)

Total assets	$349,516	$43,404	$220,612	$69,874	$119,717	$33,382	$48,791	$885,296

Separate account assets	$172,382	$644	$77,023	$49,660	$8,996	$8,496	$—	$317,201

Separate account liabilities	$172,382	$644	$77,023	$49,660	$8,996	$8,496	$—	$317,201

(1)	Total assets includes $98.4 billion of assets from the Japan operations which represents 11% of total consolidated assets. See Note 11 for information regarding goodwill.

	Operating Results
	Americas
Year Ended December 31, 2012	Retail	Group, Voluntary & Worksite Benefits	Corporate Benefit Funding	Latin America	Total	Asia	EMEA	Corporate & Other	Total	Adjustments	Total Consolidated
	(In millions)

Revenues

Premiums	$6,532	$14,794	$2,681	$2,578	$26,585	$8,344	$2,370	$56	$37,355	$620	$37,975

Universal life and investment-type product policy fees	4,561	662	225	785	6,233	1,491	333	155	8,212	344	8,556

Net investment income	7,670	1,768	5,542	1,198	16,178	2,895	535	679	20,287	1,697	21,984

Other revenues	879	422	259	16	1,576	26	121	33	1,756	150	1,906

Net investment gains (losses)	—	—	—	—	—	—	—	—	—	(352)	(352)

Net derivative gains (losses)	—	—	—	—	—	—	—	—	—	(1,919)	(1,919)

Total revenues	19,642	17,646	8,707	4,577	50,572	12,756	3,359	923	67,610	540	68,150

Expenses

Policyholder benefits and claims and policyholder dividends	9,010	13,691	5,039	2,231	29,971	5,819	1,196	119	37,105	2,251	39,356

Interest credited to policyholder account balances	2,375	167	1,358	393	4,293	1,784	126	39	6,242	1,487	7,729

Goodwill impairment	—	—	—	—	—	—	—	—	—	1,868	1,868

Capitalization of DAC	(1,753)	(138)	(29)	(353)	(2,273)	(2,288)	(723)	—	(5,284)	(5)	(5,289)

Amortization of DAC and VOBA	1,607	133	22	224	1,986	1,563	626	2	4,177	22	4,199

Amortization of negative VOBA	—	—	—	(5)	(5)	(456)	(94)	—	(555)	(67)	(622)

Interest expense on debt	—	1	8	(1)	8	5	1	1,176	1,190	166	1,356

Other expenses	5,369	2,351	460	1,375	9,555	4,738	1,810	559	16,662	1,449	18,111

Total expenses	16,608	16,205	6,858	3,864	43,535	11,165	2,942	1,895	59,537	7,171	66,708

Provision for income tax expense (benefit)	1,032	481	646	130	2,289	554	146	(687)	2,302	(2,174)	128

Operating earnings	$2,002	$960	$1,203	$583	$4,748	$1,037	$271	$(285)	5,771

Adjustments to:

Total revenues									540

Total expenses									(7,171)

Provision for income tax (expense) benefit									2,174

Income (loss) from continuing operations, net of income tax									$1,314		$1,314

118	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

2.	Segment Information (continued)

The following table presents total premiums, universal life and investment-type product policy fees and other revenues by major product groups of the Company’s segments, as well as Corporate & Other:

	Years Ended December 31,
	2014	2013	2012
	(In millions)

Life insurance	$23,483	$23,189	$22,832

Accident & health insurance	13,336	13,214	13,255

Annuities	9,984	8,987	8,891

Property and casualty insurance	3,524	3,270	3,117

Non-insurance	716	385	342

Total	$51,043	$49,045	$48,437

The following table presents total premiums, universal life and investment-type product policy fees and other revenues associated with the Company’s U.S. and foreign operations:

	Years Ended December 31,
	2014	2013	2012
	(In millions)

U.S.	$34,536	$32,529	$31,500

Foreign:

Japan	6,917	7,373	7,833

Other	9,590	9,143	9,104

Total	$51,043	$49,045	$48,437

Revenues derived from any customer did not exceed 10% of consolidated premiums, universal life and investment-type product policy fees and other revenues for the years ended December 31, 2014, 2013 and 2012.

3.	Acquisitions and Dispositions

2014 Disposition

In May 2014, the Company completed the sale of its wholly-owned subsidiary, MAL, for $702 million (£418 million) in net cash consideration. As a result of the sale, a loss of $633 million ($442 million, net of income tax), was recorded for the year ended December 31, 2014, which includes a reduction to goodwill of $60 million ($51 million, net of income tax), as well as $77 million ($50 million, net of income tax) related to net investments in foreign operation hedges. The loss is reflected within net investment gains (losses) on the consolidated statements of operations and comprehensive income (loss). Compared to the expected loss at the time of the sales agreement, the actual loss on the sale was increased by net income from MAL of $77 million for the year ended December 31, 2014. MAL’s results of operations are included in continuing operations. They were historically included in the Corporate Benefit Funding segment. See Note 2.

2013 Acquisition

ProVida

Description of Transaction

On October 1, 2013, MetLife completed its previously announced acquisition of Administradora de Fondos de Pensiones Provida S.A. (“ProVida”), the largest private pension fund administrator in Chile based on assets under management and number of pension fund contributors. The acquisition of ProVida supports the Company’s growth strategy in emerging markets and further strengthens the Company’s overall position in Chile. Pursuant to an agreement with Banco Bilbao Vizcaya Argentaria, S.A. and BBVA Inversiones Chile S.A. (together, “BBVA”), a subsidiary of MetLife, Inc. acquired 64.32% of the outstanding shares of ProVida from BBVA and conducted a public cash tender offer, through which MetLife acquired an additional 27.06% of the outstanding shares of ProVida. As a result, as of October 1, 2013, MetLife owned 91.38% of the total outstanding shares of ProVida, for a total acquisition price of $1.9 billion.

MetLife’s accounting for pension products sold in foreign jurisdictions, where the sale and administration of those products are restricted by government regulations to pension companies, is under an insurance company accounting model. ProVida’s assets under management meet the qualifications for separate account presentation. As such, the portion of the assets representing pension participants’ funds are

MetLife, Inc.	119

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

3.	Acquisitions and Dispositions (continued)

reported at estimated fair value as separate account assets, with an equivalent amount reported as separate account liabilities. The fair value of separate account assets and liabilities as of the acquisition date was $45.2 billion. ProVida’s mandatory ownership interest in the funds (the “Encaje investment”), representing a 1% interest in each of the funds offered, is accounted for as FVO Securities and reported in fair value option and trading securities on the balance sheet. Direct and incremental costs resulting in successful sales are capitalized and amortized over the estimated gross profits of the new business sold. Additionally, a portion of the revenue collected through fees on ProVida’s mandatory savings product are deferred and recognized when future services are provided to participants who have stopped contributing to the savings product due to retirement, disability or unemployment (“non-contributors”).

Allocation of Purchase Price

Of the $1.9 billion purchase price, $631 million and $159 million was allocated to the fair value of tangible assets acquired and liabilities assumed, respectively, of which $451 million in assets represented the Encaje investment. Additionally, $941 million was allocated to VOBA, which represented the value of the future profit margin from existing in-force pension participants (“acquired affiliates”) who were contributors as of the acquisition date and is subject to amortization as a percentage of estimated gross profits from the acquired contributing affiliates over an estimated weighted average period of 15 years. The amounts allocated to the ProVida trade name and goodwill were $179 million and $1.1 billion, respectively, both of which were not subject to amortization. The value of the trade name represented the savings or relief from royalty costs due to ownership of the ProVida name. Goodwill represented the expected future profits resulting from new sales after the acquisition date. The purchase price was also allocated to a future service liability (“FSL”) of $589 million attributable to acquired affiliates who, at the purchase date, were not contributing or would become non-contributors at some point in the future. This liability represents the discounted future cost of servicing these affiliate accounts. The FSL is being released to earnings over the non-contributor phase period based on the actual expenses incurred during the respective period for servicing non-contributors from the acquired business. The allocated purchase price also included deferred tax assets and deferred tax liabilities of $118 million and $224 million, respectively, which were attributable to the intangible assets and liabilities, excluding goodwill, established at the purchase date. No portion of goodwill is expected to be deductible for tax purposes. The fair value of noncontrolling interests was $176 million, and was valued based upon the offered public cash tender price for each outstanding share of ProVida not acquired by MetLife.

Revenues and Earnings of ProVida

Revenues and net income of $100 million and $42 million, respectively, resulting from the acquisition of ProVida since the acquisition date, were included in the consolidated statement of operations within the Latin America segment for the year ended December 31, 2013.

2013 Disposition

MetLife Bank

In 2013, MetLife Bank, National Association (“MetLife Bank”) and MetLife, Inc. completed the sale of MetLife Bank’s $6.4 billion of deposits. In August 2013, MetLife Bank merged with and into MetLife Home Loans LLC (“MLHL”), its former subsidiary, with MLHL as the surviving, non-bank entity. MetLife Bank has sold or otherwise exited substantially all of its operations. In conjunction with exiting MetLife Bank’s businesses (the “MetLife Bank Divestiture”), for the years ended December 31, 2014, 2013 and 2012, the Company recorded net losses of $21 million, $115 million and $163 million, respectively, net of income tax. The net losses included the gain on disposal of the depository business, the loss on disposal of mortgage servicing rights (“MSRs”), gains (losses) on securities and mortgage loans sold or other costs related to MetLife Bank’s businesses.

Each of the businesses that were exited as part of the MetLife Bank Divestiture could not be separated from the rest of the operations since the Company did not separately manage the businesses as a reportable segment, operating segment, or reporting unit. As a result, the businesses have not been reported as discontinued operations in the consolidated financial statements.

MetLife Bank had historically taken advantage of collateralized borrowing opportunities with the Federal Home Loan Bank (“FHLB”) of New York (“FHLB of NY”). In January 2012, MetLife Bank discontinued taking advances from the FHLB of NY. In April 2012, MetLife Bank transferred cash to Metropolitan Life Insurance Company (“MLIC”) related to $3.8 billion of outstanding advances which had been included in long-term debt, and MLIC assumed the associated obligations under terms similar to those of the transferred advances by issuing funding agreements which are included in PABs. See Note 12.

120	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

4.	Insurance

Insurance Liabilities

Insurance liabilities are comprised of future policy benefits, PABs and other policy-related balances. Information regarding insurance liabilities by segment, as well as Corporate & Other, was as follows at:

	December 31,
	2014	2013
	(In millions)

Retail	$136,812	$134,915

Group, Voluntary & Worksite Benefits	30,328	29,521

Corporate Benefit Funding	115,440	112,591

Latin America	15,480	16,162

Asia	86,483	93,066

EMEA	20,520	21,657

Corporate & Other	8,239	8,129

Total	$413,302	$416,041

Future policy benefits are measured as follows:

Product Type:	Measurement Assumptions:
Participating life

Aggregate of (i) net level premium reserves for death and endowment policy benefits (calculated based upon the non-forfeiture interest rate, ranging from 3% to 7% for domestic business and 1% to 11% for international business, and mortality rates guaranteed in calculating the cash surrender values described in such contracts); and (ii) the liability for terminal dividends for domestic business.

Nonparticipating life

Aggregate of the present value of expected future benefit payments and related expenses less the present value of expected future net premiums. Assumptions as to mortality and persistency are based upon the Company’s experience when the basis of the liability is established. Interest rate assumptions for the aggregate future policy benefit liabilities range from 2% to 11% for domestic business and 1% to 13% for international business.

Individual and group traditional fixed annuities after annuitization	Present value of expected future payments. Interest rate assumptions used in establishing such liabilities range from 1% to 11% for domestic business and 1% to 12% for international business.
Non-medical health insurance

The net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. Interest rate assumptions used in establishing such liabilities range from 4% to 7% (primarily related to domestic business).

Disabled lives

Present value of benefits method and experience assumptions as to claim terminations, expenses and interest. Interest rate assumptions used in establishing such liabilities range from 3% to 8% for domestic business and 1% to 9% for international business.

Property and casualty insurance

The amount estimated for claims that have been reported but not settled and claims incurred but not reported are based upon the Company’s historical experience and other actuarial assumptions that consider the effects of current developments, anticipated trends and risk management programs, reduced for anticipated salvage and subrogation.

Participating business represented 5% of the Company’s life insurance in-force at both December 31, 2014 and 2013. Participating policies represented 18%, 19% and 20% of gross life insurance premiums for the years ended December 31, 2014, 2013 and 2012, respectively.

PABs are equal to: (i) policy account values, which consist of an accumulation of gross premium payments and investment performance; (ii) credited interest, ranging from 1% to 13% for domestic business and 1% to 12% for international business, less expenses, mortality charges and withdrawals; and (iii) fair value adjustments relating to business combinations.

MetLife, Inc.	121

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

4.	Insurance (continued)

Guarantees

The Company issues variable annuity products with guaranteed minimum benefits. The non-life contingent portion of GMWBs and the portion of certain GMIBs that does not require annuitization are accounted for as embedded derivatives in PABs and are further discussed in Note 9. Guarantees accounted for as insurance liabilities include:

Guarantee:		Measurement Assumptions:
GMDBs	• A return of purchase payment upon death even if the account value is reduced to zero.

•    Present value of expected death benefits in excess of the projected account balance recognizing the excess ratably over the accumulation period based on the present value of total expected assessments.

	• An enhanced death benefit may be available for an additional fee.	• Assumptions are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk.
• Investment performance and volatility assumptions are consistent with the historical experience of the appropriate underlying equity index, such as the S&P 500 Index.
• Benefit assumptions are based on the average benefits payable over a range of scenarios.
GMIBs

•    After a specified period of time determined at the time of issuance of the variable annuity contract, a minimum accumulation of purchase payments, even if the account value is reduced to zero, that can be annuitized to receive a monthly income stream that is not less than a specified amount.

•    Present value of expected income benefits in excess of the projected account balance at any future date of annuitization and recognizing the excess ratably over the accumulation period based on present value of total expected assessments.

	• Certain contracts also provide for a guaranteed lump sum return of purchase premium in lieu of the annuitization benefit.	• Assumptions are consistent with those used for estimating GMDB liabilities.
• Calculation incorporates an assumption for the percentage of the potential annuitizations that may be elected by the contractholder.
GMWBs	• A return of purchase payment via partial withdrawals, even if the account value is reduced to zero, provided that cumulative withdrawals in a contract year do not exceed a certain limit.	• Expected value of the life contingent payments and expected assessments using assumptions consistent with those used for estimating the GMDB liabilities.
• Certain contracts include guaranteed withdrawals that are life contingent.

The Company also issues annuity contracts that apply a lower rate on funds deposited if the contractholder elects to surrender the contract for cash and a higher rate if the contractholder elects to annuitize (“two tier annuities”). These guarantees include benefits that are payable in the event of death, maturity or at annuitization. Certain other annuity contracts contain guaranteed annuitization benefits that may be above what would be provided by the current account value of the contract. Additionally, the Company issues universal and variable life contracts where the Company contractually guarantees to the contractholder a secondary guarantee or a guaranteed paid-up benefit.

122	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

4.	Insurance (continued)

Information regarding the liabilities for guarantees (excluding base policy liabilities and embedded derivatives) relating to annuity and universal and variable life contracts was as follows:

	Annuity Contracts		Universal and Variable Life Contracts
	GMDBs	GMIBs	Secondary Guarantees	Paid-Up Guarantees	Total
	(In millions)

Direct and Assumed

Balance at January 1, 2012	$432	$882	$4,463	$221	$5,998

Incurred guaranteed benefits (1)	252	771	348	25	1,396

Paid guaranteed benefits	(117)	(18)	(26)	—	(161)

Balance at December 31, 2012	567	1,635	4,785	246	7,233

Incurred guaranteed benefits (1)	200	229	(64)	20	385

Paid guaranteed benefits	(82)	(13)	(23)	—	(118)

Balance at December 31, 2013	685	1,851	4,698	266	7,500

Incurred guaranteed benefits (1)	310	262	411	22	1,005

Paid guaranteed benefits	(59)	—	(17)	—	(76)

Balance at December 31, 2014	$936	$2,113	$5,092	$288	$8,429

Ceded

Balance at January 1, 2012	$54	$8	$614	$155	$831

Incurred guaranteed benefits	22	1	139	18	180

Paid guaranteed benefits	(20)	—	—	—	(20)

Balance at December 31, 2012	56	9	753	173	991

Incurred guaranteed benefits	(5)	—	175	14	184

Paid guaranteed benefits	(10)	(2)	—	—	(12)

Balance at December 31, 2013	41	7	928	187	1,163

Incurred guaranteed benefits	9	—	134	15	158

Paid guaranteed benefits	(12)	—	—	—	(12)

Balance at December 31, 2014	$38	$7	$1,062	$202	$1,309

Net

Balance at January 1, 2012	$378	$874	$3,849	$66	$5,167

Incurred guaranteed benefits	230	770	209	7	1,216

Paid guaranteed benefits	(97)	(18)	(26)	—	(141)

Balance at December 31, 2012	511	1,626	4,032	73	6,242

Incurred guaranteed benefits	205	229	(239)	6	201

Paid guaranteed benefits	(72)	(11)	(23)	—	(106)

Balance at December 31, 2013	644	1,844	3,770	79	6,337

Incurred guaranteed benefits	301	262	277	7	847

Paid guaranteed benefits	(47)	—	(17)	—	(64)

Balance at December 31, 2014	$898	$2,106	$4,030	$86	$7,120

(1)	Secondary guarantees include the effects of foreign currency translation of ($343) million, ($597) million and ($39) million at December 31, 2014, 2013 and 2012, respectively.

MetLife, Inc.	123

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

4.	Insurance (continued)

Account balances of contracts with insurance guarantees were invested in separate account asset classes as follows at:

	December 31,
	2014	2013
	(In millions)

Fund Groupings:

Balanced	$87,667	$75,928

Equity	71,742	79,036

Bond	11,416	10,632

Money Market	1,024	1,157

Total	$171,849	$166,753

Based on the type of guarantee, the Company defines net amount at risk as listed below. These amounts include direct and assumed business, but exclude offsets from hedging or reinsurance, if any.

Variable Annuity Guarantees

In the Event of Death

Defined as the death benefit less the total contract account value, as of the balance sheet date. It represents the amount of the claim that the Company would incur if death claims were filed on all contracts on the balance sheet date and includes any additional contractual claims associated with riders purchased to assist with covering income taxes payable upon death.

At Annuitization

Defined as the amount (if any) that would be required to be added to the total contract account value to purchase a lifetime income stream, based on current annuity rates, equal to the minimum amount provided under the guaranteed benefit. This amount represents the Company’s potential economic exposure to such guarantees in the event all contractholders were to annuitize on the balance sheet date, even though the contracts contain terms that allow annuitization of the guaranteed amount only after the 10th anniversary of the contract, which not all contractholders have achieved.

Two Tier and Other Annuities

Two tier annuities are defined as the excess of the upper tier, adjusted for a profit margin, less the lower tier, as of the balance sheet date. These contracts apply a lower rate on funds if the contractholder elects to surrender the contract for cash and a higher rate if the contractholder elects to annuitize. Other annuities are defined as the amount (if any) that would be required to be added to the total contract account value to purchase a lifetime income stream, based on current annuity rates, equal to the minimum amount provided under the guaranteed benefit. This amount represents the Company’s potential economic exposure to such guarantees in the event all contractholders were to annuitize on the balance sheet date.

Universal and Variable Life Contracts

Defined as the guarantee amount less the account value, as of the balance sheet date. It represents the amount of the claim that the Company would incur if death claims were filed on all contracts on the balance sheet date.

124	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

4.	Insurance (continued)

Information regarding the types of guarantees relating to annuity contracts and universal and variable life contracts was as follows at:

	December 31,
	2014		2013
	In the Event of Death	At Annuitization	In the Event of Death	At Annuitization
	(In millions)

Annuity Contracts (1)

Variable Annuity Guarantees

Total contract account value (2)	$196,595	$99,000	$201,395	$100,527

Separate account value	$163,566	$95,963	$164,500	$96,459

Net amount at risk (2)	$4,230	$1,770	$4,203	$1,219

Average attained age of contractholders	65 years	65 years	63 years	63 years

Two Tier and Other Annuities

Account value	N/A	$1,040	N/A	$880

Net amount at risk	N/A	$340	N/A	$234

Average attained age of contractholders	N/A	50 years	N/A	50 years

	December 31,
	2014		2013
	Secondary Guarantees	Paid-Up Guarantees	Secondary Guarantees	Paid-Up Guarantees
	(In millions)

Universal and Variable Life Contracts (1)

Account value (general and separate account)	$16,875	$3,587	$16,048	$3,700

Net amount at risk	$180,069	$20,344	$185,920	$21,737

Average attained age of policyholders	56 years	61 years	55 years	60 years

(1)	The Company’s annuity and life contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

(2)	Includes amounts, which are not reported on the consolidated balance sheets, from assumed reinsurance of certain variable annuity products from the Company’s former operating joint venture in Japan.

Obligations Under Funding Agreements

The Company issues fixed and floating rate funding agreements, which are denominated in either U.S. dollars or foreign currencies, to certain special purpose entities (“SPEs”) that have issued either debt securities or commercial paper for which payment of interest and principal is secured by such funding agreements. During the years ended December 31, 2014, 2013 and 2012, the Company issued $48.9 billion, $37.7 billion and $35.1 billion, respectively, and repaid $45.6 billion, $36.8 billion and $31.1 billion, respectively, of such funding agreements. At December 31, 2014 and 2013, liabilities for funding agreements outstanding, which are included in PABs, were $33.9 billion and $31.2 billion, respectively.

Certain of the Company’s subsidiaries are members of regional banks in the FHLB system (“FHLBanks”). Holdings of common stock of FHLBanks, included in equity securities, were as follows at:

	December 31,
	2014	2013
	(In millions)

FHLB of NY	$661	$700

FHLB of Des Moines	$66	$76

FHLB of Boston	$55	$64

FHLB of Pittsburgh	$35	$30

MetLife, Inc.	125

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

4.	Insurance (continued)

Such subsidiaries have also entered into funding agreements with FHLBanks and the Federal Agricultural Mortgage Corporation, a federally chartered instrumentality of the U.S. (“Farmer Mac”). The liability for such funding agreements is included in PABs. Information related to such funding agreements was as follows at:

	Liability		Collateral
	December 31,
	2014	2013	2014	2013
	(In millions)

FHLB of NY (1)	$12,570	$12,770	$15,255 (2)	$14,287 (2)

Farmer Mac (3)	$2,750	$2,750	$3,162	$3,159

FHLB of Des Moines (1)	$1,405	$1,405	$1,688 (2)	$1,596 (2)

FHLB of Boston (1)	$575	$450	$666 (2)	$808 (2)

FHLB of Pittsburgh (1)	$435	$375	$1,637 (2)	$976 (2)

(1)

Represents funding agreements issued to the applicable FHLBank in exchange for cash and for which such FHLBank has been granted a lien on certain assets, some of which are in the custody of such FHLBank, including residential mortgage-backed securities (“RMBS”), to collateralize obligations under advances evidenced by funding agreements. The Company is permitted to withdraw any portion of the collateral in the custody of such FHLBank as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. Upon any event of default by the Company, such FHLBank’s recovery on the collateral is limited to the amount of the Company’s liability to such FHLBank.

(2)	Advances are collateralized by mortgage-backed securities. The amount of collateral presented is at estimated fair value.

(3)

Represents funding agreements issued to certain SPEs that have issued debt securities for which payment of interest and principal is secured by such funding agreements, and such debt securities are also guaranteed as to payment of interest and principal by Farmer Mac. The obligations under these funding agreements are secured by a pledge of certain eligible agricultural real estate mortgage loans and may, under certain circumstances, be secured by other qualified collateral. The amount of collateral presented is at carrying value.

Liabilities for Unpaid Claims and Claim Expenses

Information regarding the liabilities for unpaid claims and claim expenses relating to property and casualty, group accident and non-medical health policies and contracts, which are reported in future policy benefits and other policy-related balances, was as follows:

	Years Ended December 31,
	2014	2013	2012
	(In millions)

Balance at January 1,	$10,630	$10,436	$10,117

Less: Reinsurance recoverables	1,661	1,581	1,436

Net balance at January 1,	8,969	8,855	8,681

Incurred related to:

Current year	9,358	8,660	8,399

Prior years (1)	(70)	(86)	(69)

Total incurred	9,288	8,574	8,330

Paid related to:

Current year	(6,714)	(6,083)	(5,689)

Prior years	(2,383)	(2,377)	(2,467)

Total paid	(9,097)	(8,460)	(8,156)

Net balance at December 31,	9,160	8,969	8,855

Add: Reinsurance recoverables	1,876	1,661	1,581

Balance at December 31,	$11,036	$10,630	$10,436

126	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

4.	Insurance (continued)

(1)

During 2014, 2013 and 2012, as a result of changes in estimates of insured events in the respective prior year, claims and claim adjustment expenses associated with prior years decreased due to a reduction in prior year automobile bodily injury and homeowners’ severity. In addition, 2013 and 2012 included improved loss ratios for non-medical health claim liabilities.

Separate Accounts

Separate account assets and liabilities include two categories of account types: pass-through separate accounts totaling $261.3 billion and $265.4 billion at December 31, 2014 and 2013, respectively, for which the policyholder assumes all investment risk, and separate accounts for which the Company contractually guarantees either a minimum return or account value to the policyholder which totaled $55.7 billion and $51.8 billion at December 31, 2014 and 2013, respectively. The latter category consisted primarily of funding agreements and participating close-out contracts. The average interest rate credited on these contracts was 2.25% and 2.23% at December 31, 2014 and 2013, respectively.

For the years ended December 31, 2014, 2013 and 2012, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

5.	Deferred Policy Acquisition Costs, Value of Business Acquired and Other Intangibles

See Note 1 for a description of capitalized acquisition costs.

Nonparticipating and Non-Dividend-Paying Traditional Contracts

The Company amortizes DAC and VOBA related to these contracts (term insurance, nonparticipating whole life insurance, traditional group life insurance, non-medical health insurance, and accident & health insurance) over the appropriate premium paying period in proportion to the historic actual and expected future gross premiums that were set at contract issue. The expected premiums are based upon the premium requirement of each policy and assumptions for mortality, morbidity, persistency and investment returns at policy issuance, or policy acquisition (as it relates to VOBA), include provisions for adverse deviation, and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

Participating, Dividend-Paying Traditional Contracts

The Company amortizes DAC and VOBA related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross margins. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The future gross margins are dependent principally on investment returns, policyholder dividend scales, mortality, persistency, expenses to administer the business, creditworthiness of reinsurance counterparties and certain economic variables, such as inflation. For participating contracts within the closed block (dividend-paying traditional contracts) future gross margins are also dependent upon changes in the policyholder dividend obligation. See Note 7. Of these factors, the Company anticipates that investment returns, expenses, persistency and other factor changes, as well as policyholder dividend scales, are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross margins with the actual gross margins for that period. When the actual gross margins change from previously estimated gross margins, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross margins exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross margins are below the previously estimated gross margins. Each reporting period, the Company also updates the actual amount of business in-force, which impacts expected future gross margins. When expected future gross margins are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross margins are above the previously estimated expected future gross margins. Each period, the Company also reviews the estimated gross margins for each block of business to determine the recoverability of DAC and VOBA balances.

Fixed and Variable Universal Life Contracts and Fixed and Variable Deferred Annuity Contracts

The Company amortizes DAC and VOBA related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits. When expected future gross profits are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross profits are above the previously estimated expected future gross profits. Each period, the Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances.

MetLife, Inc.	127

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

5.	Deferred Policy Acquisition Costs, Value of Business Acquired and Other Intangibles (continued)

Credit Insurance, Property and Casualty Insurance and Other Short-Duration Contracts

The Company amortizes DAC for these contracts, which is primarily composed of commissions and certain underwriting expenses, in proportion to historic and future earned premium over the applicable contract term.

Factors Impacting Amortization

Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period, which can result in significant fluctuations in amortization of DAC and VOBA. Returns that are higher than the Company’s long-term expectation produce higher account balances, which increases the Company’s future fee expectations and decreases future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company’s long-term expectation. The Company’s practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these events and only changes the assumption when its long-term expectation changes.

The Company also periodically reviews other long-term assumptions underlying the projections of estimated gross margins and profits. These assumptions primarily relate to investment returns, policyholder dividend scales, interest crediting rates, mortality, persistency and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross margins and profits which may have significantly changed. If the update of assumptions causes expected future gross margins and profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross margins and profits to decrease.

Periodically, the Company modifies product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If such modification, referred to as an internal replacement, substantially changes the contract, the associated DAC or VOBA is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC or VOBA amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

Amortization of DAC and VOBA is attributed to net investment gains (losses) and net derivative gains (losses), and to other expenses for the amount of gross margins or profits originating from transactions other than investment gains and losses. Unrealized investment gains and losses represent the amount of DAC and VOBA that would have been amortized if such gains and losses had been recognized.

128	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

5.	Deferred Policy Acquisition Costs, Value of Business Acquired and Other Intangibles (continued)

Information regarding DAC and VOBA was as follows:

	Years Ended December 31,
	2014	2013	2012
	(In millions)

DAC

Balance at January 1,	$19,774	$17,150	$15,240

Capitalizations	4,183	4,786	5,289

Amortization related to:

Net investment gains (losses) and net derivative gains (losses)	(39)	192	(40)

Other expenses	(3,372)	(2,812)	(2,875)

Total amortization	(3,411)	(2,620)	(2,915)

Unrealized investment gains (losses)	(676)	924	(516)

Effect of foreign currency translation and other	(886)	(466)	52

Balance at December 31,	18,984	19,774	17,150

VOBA

Balance at January 1,	6,932	7,611	9,379

Acquisitions (1)	—	947	55

Amortization related to:

Net investment gains (losses) and net derivative gains (losses)	(1)	3	(1)

Other expenses	(720)	(933)	(1,283)

Total amortization	(721)	(930)	(1,284)

Unrealized investment gains (losses)	(26)	358	(197)

Effect of foreign currency translation and other	(727)	(1,054)	(342)

Balance at December 31,	5,458	6,932	7,611

Total DAC and VOBA

Balance at December 31,	$24,442	$26,706	$24,761

(1)	See Note 3 for a description of acquisitions.

Information regarding total DAC and VOBA by segment, as well as Corporate & Other, was as follows at:

	December 31,
	2014	2013
	(In millions)

Retail	$11,963	$12,882

Group, Voluntary & Worksite Benefits	377	382

Corporate Benefit Funding	111	99

Latin America	1,991	2,201

Asia	8,217	9,077

EMEA	1,709	2,039

Corporate & Other	74	26

Total	$24,442	$26,706

MetLife, Inc.	129

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

5.	Deferred Policy Acquisition Costs, Value of Business Acquired and Other Intangibles (continued)

Information regarding other intangibles was as follows:

	Years Ended December 31,
	2014	2013	2012
	(In millions)

DSI

Balance at January 1,	$950	$930	$926

Capitalization	56	58	81

Amortization	(130)	(36)	(77)

Unrealized investment gains (losses)	(64)	—	—

Effect of foreign currency translation	(2)	(2)	—

Balance at December 31,	$810	$950	$930

VODA and VOCRA

Balance at January 1,	$975	$1,108	$1,264

Amortization (1)	(82)	(84)	(150)

Effect of foreign currency translation	(46)	(49)	(6)

Balance at December 31,	$847	$975	$1,108

Accumulated amortization	$500	$418	$334

Negative VOBA

Balance at January 1,	$2,162	$2,916	$3,657

Acquisitions	—	—	10

Amortization	(442)	(579)	(622)

Effect of foreign currency translation and other	(124)	(175)	(129)

Balance at December 31,	$1,596	$2,162	$2,916

Accumulated amortization	$2,404	$1,962	$1,383

(1)

In connection with the Company’s annual impairment testing of VOCRA, it was determined that the VOCRA included in the Group, Voluntary & Worksite Benefits segment, associated with a previously acquired dental business, was impaired as the undiscounted future cash flows associated with the asset were lower than its current carrying value. This shortfall in undiscounted future cash flows is primarily the result of actual persistency experience being less favorable than what was assumed when the asset was acquired. As a result of this impairment, the Company wrote the asset down to its estimated fair value, which was determined using the discounted cash flow valuation approach. The Company recorded a non-cash charge of $77 million ($50 million, net of income tax) for the impairment of the VOCRA balance to other expenses in the consolidated statement of operations for the year ended December 31, 2012.

The estimated future amortization expense (credit) to be reported in other expenses for the next five years is as follows:

	VOBA	VODA and VOCRA	Negative VOBA
	(In millions)

2015	$633	$75	$(342)

2016	$532	$70	$(262)

2017	$455	$67	$(146)

2018	$403	$62	$(61)

2019	$353	$58	$(40)

130	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

6.	Reinsurance

The Company enters into reinsurance agreements primarily as a purchaser of reinsurance for its various insurance products and also as a provider of reinsurance for some insurance products issued by third parties. The Company participates in reinsurance activities in order to limit losses, minimize exposure to significant risks and provide additional capacity for future growth.

Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed in Note 8.

Americas — Excluding Latin America

For its Retail Life & Other insurance products, the Company has historically reinsured the mortality risk primarily on an excess of retention basis or on a quota share basis. The Company currently reinsures 90% of the mortality risk in excess of $2 million for most products. In addition to reinsuring mortality risk as described above, the Company reinsures other risks, as well as specific coverages. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specified characteristics. On a case by case basis, the Company may retain up to $20 million per life and reinsure 100% of amounts in excess of the amount the Company retains. The Company evaluates its reinsurance programs routinely and may increase or decrease its retention at any time.

The Company’s Retail Annuities business reinsures a portion of the living and death benefit guarantees issued in connection with its variable annuities. Under these reinsurance agreements, the Company pays a reinsurance premium generally based on fees associated with the guarantees collected from policyholders, and receives reimbursement for benefits paid or accrued in excess of account values, subject to certain limitations. The value of the embedded derivatives on the ceded risk is determined using a methodology consistent with the guarantees directly written by the Company with the exception of the input for nonperformance risk that reflects the credit of the reinsurer.

For certain policies within the Group, Voluntary & Worksite Benefits segment, the Company generally retains most of the risk and only cedes particular risks on certain client arrangements. The majority of the Company’s reinsurance activity within this segment relates to client agreements for employer sponsored captive programs, risk-sharing agreements and multinational pooling.

The Company, through its property & casualty business within the Retail and Group, Voluntary & Worksite Benefits segments, purchases reinsurance to manage its exposure to large losses (primarily catastrophe losses) and to protect statutory surplus. The Company cedes to reinsurers losses and premiums based upon the exposure of the policies subject to reinsurance. To manage exposure to large property & casualty losses, the Company purchases property catastrophe, casualty and property per risk excess of loss reinsurance protection.

The Company’s Corporate Benefit Funding segment has periodically engaged in reinsurance activities, on an opportunistic basis. The impact of these activities on the financial results of this segment has not been significant and there were no additional transactions during the periods presented.

Latin America, Asia and EMEA

For certain life insurance products, the Company currently reinsures risks in excess of $5 million to external reinsurers on a yearly renewable term basis. The Company may also reinsure certain risks with external reinsurers depending upon the nature of the risk and local regulatory requirements. For selected large corporate clients, the Company reinsures group employee benefits or credit insurance business with various client-affiliated reinsurance companies, covering policies issued to the employees or customers of the clients. Additionally, the Company cedes and assumes risk with other insurance companies when either company requires a business partner with the appropriate local licensing to issue certain types of policies in certain countries. In these cases, the assuming company typically underwrites the risks, develops the products and assumes most or all of the risk. The Company also has reinsurance agreements in force that reinsure a portion of the living and death benefit guarantees issued in connection with variable annuity products. Under these agreements, the Company pays reinsurance fees associated with the guarantees collected from policyholders, and receives reimbursement for benefits paid or accrued in excess of account values, subject to certain limitations.

Corporate & Other

The Company also reinsures, through 100% quota share reinsurance agreements, certain run-off LTC and workers’ compensation business written by MetLife USA.

Corporate & Other also has a reinsurance agreement, whereby it assumes the living and death benefit guarantees issued in connection with certain variable annuity products. Under this agreement, the Company receives reinsurance fees associated with the guarantees collected from policyholders, and provides reimbursement for benefits paid or accrued in excess of account values, subject to certain limitations.

Catastrophe Coverage

The Company has exposure to catastrophes which could contribute to significant fluctuations in the Company’s results of operations. In the Americas, excluding Latin America, the Company uses excess of retention and quota share reinsurance agreements to provide greater diversification of risk and minimize exposure to larger risks. Currently, for Latin America, Asia and EMEA, the Company purchases catastrophe coverage to insure risks within certain countries deemed by management to be exposed to the greatest catastrophic risks.

MetLife, Inc.	131

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

6.	Reinsurance (continued)

Reinsurance Recoverables

The Company reinsures its business through a diversified group of well-capitalized reinsurers. The Company analyzes recent trends in arbitration and litigation outcomes in disputes, if any, with its reinsurers. The Company monitors ratings and evaluates the financial strength of its reinsurers by analyzing their financial statements. In addition, the reinsurance recoverable balance due from each reinsurer is evaluated as part of the overall monitoring process. Recoverability of reinsurance recoverable balances is evaluated based on these analyses. The Company generally secures large reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. These reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance, which at December 31, 2014 and 2013, were not significant.

The Company has secured certain reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. The Company had $5.9 billion and $5.6 billion of unsecured reinsurance recoverable balances at December 31, 2014 and 2013, respectively.

At December 31, 2014, the Company had $14.9 billion of net ceded reinsurance recoverables. Of this total, $10.8 billion, or 73%, were with the Company’s five largest ceded reinsurers, including $2.6 billion of net ceded reinsurance recoverables which were unsecured. At December 31, 2013, the Company had $14.4 billion of net ceded reinsurance recoverables. Of this total, $10.6 billion, or 74%, were with the Company’s five largest ceded reinsurers, including $2.6 billion of net ceded reinsurance recoverables which were unsecured.

The Company has reinsured with an unaffiliated third-party reinsurer, 59.25% of the closed block through a modified coinsurance agreement. The Company accounts for this agreement under the deposit method of accounting. The Company, having the right of offset, has offset the modified coinsurance deposit with the deposit recoverable.

The amounts in the consolidated statements of operations include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows:

	Years Ended December 31,
	2014	2013	2012
	(In millions)

Premiums

Direct premiums	$40,049	$38,476	$38,719

Reinsurance assumed	1,472	1,472	1,488

Reinsurance ceded	(2,454)	(2,274)	(2,232)

Net premiums	$39,067	$37,674	$37,975

Universal life and investment-type product policy fees

Direct universal life and investment-type product policy fees	$10,768	$10,197	$9,216

Reinsurance assumed	126	139	155

Reinsurance ceded	(948)	(885)	(815)

Net universal life and investment-type product policy fees	$9,946	$9,451	$8,556

Policyholder benefits and claims

Direct policyholder benefits and claims	$41,573	$40,211	$39,262

Reinsurance assumed	962	1,047	1,167

Reinsurance ceded	(3,433)	(3,151)	(2,442)

Net policyholder benefits and claims	$39,102	$38,107	$37,987

Other expenses

Direct other expenses	$17,334	$16,712	$17,848

Reinsurance assumed	165	147	228

Reinsurance ceded	(408)	(257)	(321)

Net other expenses	$17,091	$16,602	$17,755

132	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

6.	Reinsurance (continued)

The amounts in the consolidated balance sheets include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows at:

	December 31,
	2014				2013
	Direct	Assumed	Ceded	Total Balance Sheet	Direct	Assumed	Ceded	Total Balance Sheet
	(In millions)

Assets

Premiums, reinsurance and other receivables	$6,111	$491	$15,642	$22,244	$6,248	$593	$15,018	$21,859

Deferred policy acquisition costs and value of business acquired	24,807	112	(477)	24,442	26,954	104	(352)	26,706

Total assets	$30,918	$603	$15,165	$46,686	$33,202	$697	$14,666	$48,565

Liabilities

Future policy benefits	$187,562	$2,024	$—	$189,586	$185,908	$2,034	$—	$187,942

Policyholder account balances	208,307	989	(2)	209,294	211,610	1,277	(2)	212,885

Other policy-related balances	14,131	285	6	14,422	14,838	353	23	15,214

Other liabilities	20,752	481	3,204	24,437	19,591	533	3,044	23,168

Total liabilities	$430,752	$3,779	$3,208	$437,739	$431,947	$4,197	$3,065	$439,209

Reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on reinsurance were $2.3 billion at both December 31, 2014 and 2013. The deposit liabilities on reinsurance were $35 million and $37 million at December 31, 2014 and 2013, respectively.

7.	Closed Block

On April 7, 2000 (the “Demutualization Date”), MLIC converted from a mutual life insurance company to a stock life insurance company and became a wholly-owned subsidiary of MetLife, Inc. The conversion was pursuant to an order by the New York Superintendent of Insurance approving MLIC’s plan of reorganization, as amended (the “Plan of Reorganization”). On the Demutualization Date, MLIC established a closed block for the benefit of holders of certain individual life insurance policies of MLIC. Assets have been allocated to the closed block in an amount that has been determined to produce cash flows which, together with anticipated revenues from the policies included in the closed block, are reasonably expected to be sufficient to support obligations and liabilities relating to these policies, including, but not limited to, provisions for the payment of claims and certain expenses and taxes, and to provide for the continuation of policyholder dividend scales in effect for 1999, if the experience underlying such dividend scales continues, and for appropriate adjustments in such scales if the experience changes. At least annually, the Company compares actual and projected experience against the experience assumed in the then-current dividend scales. Dividend scales are adjusted periodically to give effect to changes in experience.

The closed block assets, the cash flows generated by the closed block assets and the anticipated revenues from the policies in the closed block will benefit only the holders of the policies in the closed block. To the extent that, over time, cash flows from the assets allocated to the closed block and claims and other experience related to the closed block are, in the aggregate, more or less favorable than what was assumed when the closed block was established, total dividends paid to closed block policyholders in the future may be greater than or less than the total dividends that would have been paid to these policyholders if the policyholder dividend scales in effect for 1999 had been continued. Any cash flows in excess of amounts assumed will be available for distribution over time to closed block policyholders and will not be available to stockholders. If the closed block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside of the closed block. The closed block will continue in effect as long as any policy in the closed block remains in-force. The expected life of the closed block is over 100 years.

The Company uses the same accounting principles to account for the participating policies included in the closed block as it used prior to the Demutualization Date. However, the Company establishes a policyholder dividend obligation for earnings that will be paid to policyholders as additional dividends as described below. The excess of closed block liabilities over closed block assets at the Demutualization Date (adjusted to eliminate the impact of related amounts in AOCI) represents the estimated maximum future earnings from the closed block expected to result from operations attributed to the closed block after income taxes. Earnings of the closed block are recognized in income over the period the policies and contracts in the closed block remain in-force. Management believes that over time the actual cumulative earnings of the closed block will approximately equal the expected cumulative earnings due to the effect of dividend changes. If, over the period the closed block remains in

MetLife, Inc.	133

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

7.	Closed Block (continued)

existence, the actual cumulative earnings of the closed block are greater than the expected cumulative earnings of the closed block, the Company will pay the excess of the actual cumulative earnings of the closed block over the expected cumulative earnings to closed block policyholders as additional policyholder dividends unless offset by future unfavorable experience of the closed block and, accordingly, will recognize only the expected cumulative earnings in income with the excess recorded as a policyholder dividend obligation. If over such period, the actual cumulative earnings of the closed block are less than the expected cumulative earnings of the closed block, the Company will recognize only the actual earnings in income. However, the Company may change policyholder dividend scales in the future, which would be intended to increase future actual earnings until the actual cumulative earnings equal the expected cumulative earnings.

Experience within the closed block, in particular mortality and investment yields, as well as realized and unrealized gains and losses, directly impact the policyholder dividend obligation. Amortization of the closed block DAC, which resides outside of the closed block, is based upon cumulative actual and expected earnings within the closed block. Accordingly, the Company’s net income continues to be sensitive to the actual performance of the closed block.

Closed block assets, liabilities, revenues and expenses are combined on a line-by-line basis with the assets, liabilities, revenues and expenses outside the closed block based on the nature of the particular item.

Information regarding the closed block liabilities and assets designated to the closed block was as follows at:

	December 31,
	2014	2013
	(In millions)

Closed Block Liabilities

Future policy benefits	$41,667	$42,076

Other policy-related balances	265	298

Policyholder dividends payable	461	456

Policyholder dividend obligation	3,155	1,771

Current income tax payable	1	18

Other liabilities	646	582

Total closed block liabilities	46,195	45,201

Assets Designated to the Closed Block

Investments:

Fixed maturity securities available-for-sale, at estimated fair value	29,199	28,374

Equity securities available-for-sale, at estimated fair value	91	86

Mortgage loans	6,076	6,155

Policy loans	4,646	4,669

Real estate and real estate joint ventures	666	492

Other invested assets	1,065	814

Total investments	41,743	40,590

Cash and cash equivalents	227	238

Accrued investment income	477	477

Premiums, reinsurance and other receivables	67	98

Deferred income tax assets	289	293

Total assets designated to the closed block	42,803	41,696

Excess of closed block liabilities over assets designated to the closed block	3,392	3,505

Amounts included in AOCI:

Unrealized investment gains (losses), net of income tax	2,291	1,502

Unrealized gains (losses) on derivatives, net of income tax	28	(3)

Allocated to policyholder dividend obligation, net of income tax	(2,051)	(1,151)

Total amounts included in AOCI	268	348

Maximum future earnings to be recognized from closed block assets and liabilities	$3,660	$3,853

134	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

7.	Closed Block (continued)

Information regarding the closed block policyholder dividend obligation was as follows:

	Years Ended December 31,
	2014	2013	2012
	(In millions)

Balance at January 1,	$1,771	$3,828	$2,919

Change in unrealized investment and derivative gains (losses)	1,384	(2,057)	909

Balance at December 31,	$3,155	$1,771	$3,828

Information regarding the closed block revenues and expenses was as follows:

	Years Ended December 31,
	2014	2013	2012
	(In millions)

Revenues

Premiums	$1,918	$1,987	$2,139

Net investment income	2,093	2,130	2,188

Net investment gains (losses)	7	25	61

Net derivative gains (losses)	20	(6)	(12)

Total revenues	4,038	4,136	4,376

Expenses

Policyholder benefits and claims	2,598	2,702	2,783

Policyholder dividends	988	979	1,072

Other expenses	155	165	179

Total expenses	3,741	3,846	4,034

Revenues, net of expenses before provision for income tax expense (benefit)	297	290	342

Provision for income tax expense (benefit)	104	101	120

Revenues, net of expenses and provision for income tax expense (benefit) from continuing operations	193	189	222

Revenues, net of expenses and provision for income tax expense (benefit) from discontinued operations	—	—	10

Revenues, net of expenses and provision for income tax expense (benefit)	$193	$189	$232

MLIC charges the closed block with federal income taxes, state and local premium taxes and other additive state or local taxes, as well as investment management expenses relating to the closed block as provided in the Plan of Reorganization. MLIC also charges the closed block for expenses of maintaining the policies included in the closed block.

8.	Investments

See Note 10 for information about the fair value hierarchy for investments and the related valuation methodologies.

Investment Risks and Uncertainties

Investments are exposed to the following primary sources of risk: credit, interest rate, liquidity, market valuation, currency and real estate risk. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of impairments, the recognition of income on certain investments and the potential consolidation of VIEs. The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the consolidated financial statements.

The determination of valuation allowances and impairments is highly subjective and is based upon periodic evaluations and assessments of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available.

MetLife, Inc.	135

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

8.	Investments (continued)

The recognition of income on certain investments (e.g. structured securities, including mortgage-backed securities, asset-backed securities (“ABS”), certain structured investment transactions and FVO and trading securities) is dependent upon certain factors such as prepayments and defaults, and changes in such factors could result in changes in amounts to be earned.

Fixed Maturity and Equity Securities AFS

Fixed Maturity and Equity Securities AFS by Sector

The following table presents the fixed maturity and equity securities AFS by sector. Redeemable preferred stock is reported within U.S. corporate and foreign corporate fixed maturity securities and non-redeemable preferred stock is reported within equity securities. Included within fixed maturity securities are structured securities including RMBS, commercial mortgage-backed securities (“CMBS”) and ABS.

	December 31, 2014					December 31, 2013
	Cost or Amortized Cost	Gross Unrealized			Estimated Fair Value	Cost or Amortized Cost	Gross Unrealized			Estimated Fair Value
		Gains	Temporary Losses	OTTI Losses			Gains	Temporary Losses	OTTI Losses
	(In millions)
Fixed maturity securities

U.S. corporate	$96,235	$10,343	$624	$—	$105,954	$100,203	$7,495	$1,229	$—	$106,469

Foreign corporate	57,695	4,651	664	7	61,675	59,778	3,939	565	—	63,152

U.S. Treasury and agency	54,654	6,892	30	—	61,516	43,928	2,251	1,056	—	45,123

Foreign government	47,327	5,500	161	—	52,666	50,717	4,107	387	—	54,437

RMBS	38,064	2,102	214	106	39,846	34,167	1,584	490	206	35,055

State and political subdivision	12,922	2,291	26	—	15,187	13,233	903	306	—	13,830

CMBS (1)	13,762	615	46	(1)	14,332	16,115	605	170	—	16,550

ABS	14,121	240	112	—	14,249	15,458	296	171	12	15,571

Total fixed maturity securities	$334,780	$32,634	$1,877	$112	$365,425	$333,599	$21,180	$4,374	$218	$350,187

Equity securities

Common stock	$1,990	$554	$28	$—	$2,516	$1,927	$431	$5	$—	$2,353

Non-redeemable preferred stock	1,086	68	39	—	1,115	1,085	76	112	—	1,049

Total equity securities	$3,076	$622	$67	$—	$3,631	$3,012	$507	$117	$—	$3,402

(1)

The noncredit loss component of OTTI losses for CMBS was in an unrealized gain position of $1 million at December 31, 2014, due to increases in estimated fair value subsequent to initial recognition of noncredit losses on such securities. See also “— Net Unrealized Investment Gains (Losses).”

The Company held non-income producing fixed maturity securities with an estimated fair value of $64 million and $74 million with unrealized gains (losses) of $28 million and $23 million at December 31, 2014 and 2013, respectively.

Methodology for Amortization of Premium and Accretion of Discount on Structured Securities

Amortization of premium and accretion of discount on structured securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and ABS are estimated using inputs obtained from third-party specialists and based on management’s knowledge of the current market. For credit-sensitive mortgage-backed and ABS and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and ABS, the effective yield is recalculated on a retrospective basis.

136	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

8.	Investments (continued)

Maturities of Fixed Maturity Securities

The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date, were as follows at:

	December 31,
	2014		2013
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(In millions)

Due in one year or less	$13,023	$13,259	$15,828	$16,030

Due after one year through five years	74,303	77,704	70,467	74,229

Due after five years through ten years	78,923	84,988	78,159	83,223

Due after ten years	102,584	121,047	103,405	109,529

Subtotal	268,833	296,998	267,859	283,011

Structured securities (RMBS, CMBS and ABS)	65,947	68,427	65,740	67,176

Total fixed maturity securities	$334,780	$365,425	$333,599	$350,187

Actual maturities may differ from contractual maturities due to the exercise of call or prepayment options. Fixed maturity securities not due at a single maturity date have been presented in the year of final contractual maturity. RMBS, CMBS and ABS are shown separately, as they are not due at a single maturity.

Continuous Gross Unrealized Losses for Fixed Maturity and Equity Securities AFS by Sector

The following table presents the estimated fair value and gross unrealized losses of fixed maturity and equity securities AFS in an unrealized loss position, aggregated by sector and by length of time that the securities have been in a continuous unrealized loss position.

	December 31, 2014				December 31, 2013
	Less than 12 Months		Equal to or Greater than 12 Months		Less than 12 Months		Equal to or Greater than 12 Months
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
	(In millions, except number of securities)

Fixed maturity securities

U.S. corporate	$11,389	$331	$4,658	$293	$13,889	$808	$3,807	$421

Foreign corporate	9,410	505	2,074	166	9,019	402	2,320	163

U.S. Treasury and agency	8,927	12	1,314	18	15,225	1,037	357	19

Foreign government	1,085	80	630	81	5,052	336	1,846	51

RMBS	4,180	92	2,534	228	10,754	363	2,302	333

State and political subdivision	83	1	297	25	3,109	225	351	81

CMBS	1,268	23	934	22	3,696	142	631	28

ABS	4,456	57	1,440	55	3,772	59	978	124

Total fixed maturity securities	$40,798	$1,101	$13,881	$888	$64,516	$3,372	$12,592	$1,220

Equity securities

Common stock	$111	$28	$1	$—	$81	$4	$16	$1

Non-redeemable preferred stock	67	2	192	37	364	65	191	47

Total equity securities	$178	$30	$193	$37	$445	$69	$207	$48

Total number of securities in an unrealized loss position	3,153		1,435		4,480		1,571

MetLife, Inc.	137

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

8.	Investments (continued)

Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities

Evaluation and Measurement Methodologies

Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management’s evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the estimated fair value has been below cost or amortized cost; (ii) the potential for impairments when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments where the issuer, series of issuers or industry has suffered a catastrophic loss or has exhausted natural resources; (vi) with respect to fixed maturity securities, whether the Company has the intent to sell or will more likely than not be required to sell a particular security before the decline in estimated fair value below amortized cost recovers; (vii) with respect to structured securities, changes in forecasted cash flows after considering the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying assets backing a particular security, and the payment priority within the tranche structure of the security; (viii) the potential for impairments due to weakening of foreign currencies on non-functional currency denominated fixed maturity securities that are near maturity; and (ix) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

The methodology and significant inputs used to determine the amount of credit loss on fixed maturity securities are as follows:

•

The Company calculates the recovery value by performing a discounted cash flow analysis based on the present value of future cash flows. The discount rate is generally the effective interest rate of the security prior to impairment.

•

When determining collectability and the period over which value is expected to recover, the Company applies considerations utilized in its overall impairment evaluation process which incorporates information regarding the specific security, fundamentals of the industry and geographic area in which the security issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from management’s best estimates of likely scenario-based outcomes after giving consideration to a variety of variables that include, but are not limited to: payment terms of the security; the likelihood that the issuer can service the interest and principal payments; the quality and amount of any credit enhancements; the security’s position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

•

Additional considerations are made when assessing the unique features that apply to certain structured securities including, but not limited to: the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying loans or assets backing a particular security, and the payment priority within the tranche structure of the security.

•

When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the estimated fair value is considered the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, management considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process as described above, as well as any private and public sector programs to restructure such securities.

With respect to securities that have attributes of debt and equity (perpetual hybrid securities), consideration is given in the OTTI analysis as to whether there has been any deterioration in the credit of the issuer and the likelihood of recovery in value of the securities that are in a severe and extended unrealized loss position. Consideration is also given as to whether any perpetual hybrid securities, with an unrealized loss, regardless of credit rating, have deferred any dividend payments. When an OTTI loss has occurred, the OTTI loss is the entire difference between the perpetual hybrid security’s cost and its estimated fair value with a corresponding charge to earnings.

The cost or amortized cost of fixed maturity and equity securities is adjusted for OTTI in the period in which the determination is made. The Company does not change the revised cost basis for subsequent recoveries in value.

In periods subsequent to the recognition of OTTI on a fixed maturity security, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted over the remaining term of the fixed maturity security in a prospective manner based on the amount and timing of estimated future cash flows.

Current Period Evaluation

Based on the Company’s current evaluation of its AFS securities in an unrealized loss position in accordance with its impairment policy, and the Company’s current intentions and assessments (as applicable to the type of security) about holding, selling and any requirements to sell these securities, the Company concluded that these securities were not other-than-temporarily impaired at December 31, 2014. Future OTTI will depend primarily on economic fundamentals, issuer performance (including changes in the present value of future cash flows expected to be collected), and changes in credit ratings, collateral valuation, interest rates and credit spreads. If economic fundamentals deteriorate or if there are adverse changes in the above factors, OTTI may be incurred in upcoming periods.

138	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

8.	Investments (continued)

Gross unrealized losses on fixed maturity securities decreased $2.6 billion during the year ended December 31, 2014 from $4.6 billion to $2.0 billion. The decrease in gross unrealized losses for the year ended December 31, 2014, was primarily attributable to a decrease in interest rates, partially offset by widening credit spreads.

At December 31, 2014, $143 million of the total $2.0 billion of gross unrealized losses were from 51 fixed maturity securities with an unrealized loss position of 20% or more of amortized cost for six months or greater.

Investment Grade Fixed Maturity Securities

Of the $143 million of gross unrealized losses on fixed maturity securities with an unrealized loss of 20% or more of amortized cost for six months or greater, $61 million, or 43%, are related to gross unrealized losses on 25 investment grade fixed maturity securities. Unrealized losses on investment grade fixed maturity securities are principally related to widening credit spreads and, with respect to fixed-rate fixed maturity securities, rising interest rates since purchase.

Below Investment Grade Fixed Maturity Securities

Of the $143 million of gross unrealized losses on fixed maturity securities with an unrealized loss of 20% or more of amortized cost for six months or greater, $82 million, or 57%, were related to gross unrealized losses on 26 below investment grade fixed maturity securities. Unrealized losses on below investment grade fixed maturity securities are principally related to non-agency RMBS (primarily alternative residential mortgage loans), ABS (primarily foreign ABS) and foreign corporate securities (primarily financial services industry) and are the result of significantly wider credit spreads resulting from higher risk premiums since purchase, largely due to economic and market uncertainties including concerns over valuations of residential real estate supporting non-agency RMBS. Management evaluates non-agency RMBS and ABS based on actual and projected cash flows after considering the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying assets backing a particular security, and the payment priority within the tranche structure of the security; and evaluates foreign corporate securities based on factors such as expected cash flows and the financial condition and near-term and long-term prospects of the issuer.

Equity Securities

Gross unrealized losses on equity securities decreased $50 million during the year ended December 31, 2014 from $117 million to $67 million. Of the $67 million, $27 million were from six equity securities with gross unrealized losses of 20% or more of cost for 12 months or greater, all of which were financial services industry investment grade non-redeemable preferred stock, of which 22% were rated A or better.

Mortgage Loans

Mortgage Loans by Portfolio Segment

Mortgage loans are summarized as follows at:

	December 31,
	2014		2013
	Carrying Value	% of Total	Carrying Value	% of Total
	(In millions)		(In millions)

Mortgage loans held-for-investment:

Commercial	$41,088	68.3%	$40,926	70.9%

Agricultural	12,378	20.6	12,391	21.5

Residential	6,369	10.6	2,772	4.8

Subtotal (1)	59,835	99.5	56,089	97.2

Valuation allowances	(305)	(0.5)	(322)	(0.6)

Subtotal mortgage loans held-for-investment, net	59,530	99.0	55,767	96.6

Residential — FVO	308	0.5	338	0.6

Commercial mortgage loans held by CSEs — FVO	280	0.5	1,598	2.8

Total mortgage loans held-for-investment, net	60,118	100.0	57,703	100.0

Mortgage loans held-for-sale	—	—	3	—

Total mortgage loans, net	$60,118	100.0%	$57,706	100.0%

(1)	Purchases of mortgage loans were $4.7 billion and $2.2 billion for the years ended December 31, 2014 and 2013, respectively.

MetLife, Inc.	139

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

8.	Investments (continued)

See “— Variable Interest Entities” for discussion of CSEs.

Mortgage Loans, Valuation Allowance and Impaired Loans by Portfolio Segment

Mortgage loans held-for-investment by portfolio segment, by method of evaluation of credit loss, impaired mortgage loans including those modified in a troubled debt restructuring, and the related valuation allowances, were as follows at and for the years ended:

December 31,	Evaluated Individually for Credit Losses					Evaluated Collectively for Credit Losses		Impaired Loans
	Impaired Loans with a Valuation Allowance			Impaired Loans without a Valuation Allowance		Recorded Investment	Valuation Allowances	Carrying Value	Average Recorded Investment
	Unpaid Principal Balance	Recorded Investment	Valuation Allowances	Unpaid Principal Balance	Recorded Investment
	(In millions)

2014

Commercial	$75	$75	$24	$101	$100	$40,913	$200	$151	$359

Agricultural	51	48	2	14	13	12,317	37	59	80

Residential	—	—	—	40	37	6,332	42	37	19

Total	$126	$123	$26	$155	$150	$59,562	$279	$247	$458

2013

Commercial	$214	$210	$58	$299	$296	$40,420	$200	$448	$526

Agricultural	68	66	7	35	34	12,291	37	93	153

Residential	12	12	1	5	4	2,756	19	15	14

Total	$294	$288	$66	$339	$334	$55,467	$256	$556	$693

The average recorded investment for commercial, agricultural and residential mortgage loans was $464 million, $204 million and $13 million, respectively, for the year ended December 31, 2012.

Valuation Allowance Rollforward by Portfolio Segment

The changes in the valuation allowance, by portfolio segment, were as follows:

	Commercial	Agricultural	Residential	Total
	(In millions)

Balance at January 1, 2012	$398	$81	$2	$481

Provision (release)	(92)	—	6	(86)

Charge-offs, net of recoveries	(13)	(24)	—	(37)

Transfers to held-for-sale (1)	—	(5)	(6)	(11)

Balance at December 31, 2012	293	52	2	347

Provision (release)	(35)	4	18	(13)

Charge-offs, net of recoveries	—	(12)	—	(12)

Transfers to held-for-sale	—	—	—	—

Balance at December 31, 2013	258	44	20	322

Provision (release)	(11)	(4)	27	12

Charge-offs, net of recoveries	(23)	(1)	(5)	(29)

Transfers to held-for-sale	—	—	—	—

Balance at December 31, 2014	$224	$39	$42	$305

(1)

The valuation allowance on and the related carrying value of certain residential mortgage loans held-for-investment were transferred to mortgage loans held-for-sale in connection with the MetLife Bank Divestiture. See Note 3.

140	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

8.	Investments (continued)

Valuation Allowance Methodology

Mortgage loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the loan agreement. Specific valuation allowances are established using the same methodology for all three portfolio segments as the excess carrying value of a loan over either (i) the present value of expected future cash flows discounted at the loan’s original effective interest rate, (ii) the estimated fair value of the loan’s underlying collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or (iii) the loan’s observable market price. A common evaluation framework is used for establishing non-specific valuation allowances for all loan portfolio segments; however, a separate non-specific valuation allowance is calculated and maintained for each loan portfolio segment that is based on inputs unique to each loan portfolio segment. Non-specific valuation allowances are established for pools of loans with similar risk characteristics where a property-specific or market-specific risk has not been identified, but for which the Company expects to incur a credit loss. These evaluations are based upon several loan portfolio segment-specific factors, including the Company’s experience for loan losses, defaults and loss severity, and loss expectations for loans with similar risk characteristics. These evaluations are revised as conditions change and new information becomes available.

Commercial and Agricultural Mortgage Loan Portfolio Segments

The Company typically uses several years of historical experience in establishing non-specific valuation allowances which captures multiple economic cycles. For evaluations of commercial mortgage loans, in addition to historical experience, management considers factors that include the impact of a rapid change to the economy, which may not be reflected in the loan portfolio, and recent loss and recovery trend experience as compared to historical loss and recovery experience. For evaluations of agricultural mortgage loans, in addition to historical experience, management considers factors that include increased stress in certain sectors, which may be evidenced by higher delinquency rates, or a change in the number of higher risk loans. On a quarterly basis, management incorporates the impact of these current market events and conditions on historical experience in determining the non-specific valuation allowance established for commercial and agricultural mortgage loans.

All commercial mortgage loans are reviewed on an ongoing basis which may include an analysis of the property financial statements and rent roll, lease rollover analysis, property inspections, market analysis, estimated valuations of the underlying collateral, loan-to-value ratios, debt service coverage ratios, and tenant creditworthiness. The monitoring process focuses on higher risk loans, which include those that are classified as restructured, delinquent or in foreclosure, as well as loans with higher loan-to-value ratios and lower debt service coverage ratios. All agricultural mortgage loans are monitored on an ongoing basis. The monitoring process for agricultural mortgage loans is generally similar to the commercial mortgage loan monitoring process, with a focus on higher risk loans, including reviews on a geographic and property-type basis. Higher risk loans are reviewed individually on an ongoing basis for potential credit loss and specific valuation allowances are established using the methodology described above. Quarterly, the remaining loans are reviewed on a pool basis by aggregating groups of loans that have similar risk characteristics for potential credit loss, and non-specific valuation allowances are established as described above using inputs that are unique to each segment of the loan portfolio.

For commercial mortgage loans, the primary credit quality indicator is the debt service coverage ratio, which compares a property’s net operating income to amounts needed to service the principal and interest due under the loan. Generally, the lower the debt service coverage ratio, the higher the risk of experiencing a credit loss. The Company also reviews the loan-to-value ratio of its commercial mortgage loan portfolio. Loan-to-value ratios compare the unpaid principal balance of the loan to the estimated fair value of the underlying collateral. Generally, the higher the loan-to-value ratio, the higher the risk of experiencing a credit loss. The debt service coverage ratio and loan-to-value ratio, as well as the values utilized in calculating these ratios, are updated annually, on a rolling basis, with a portion of the loan portfolio updated each quarter.

For agricultural mortgage loans, the Company’s primary credit quality indicator is the loan-to-value ratio. The values utilized in calculating this ratio are developed in connection with the ongoing review of the agricultural mortgage loan portfolio and are routinely updated.

Residential Mortgage Loan Portfolio Segment

The Company’s residential mortgage loan portfolio is comprised primarily of closed end, amortizing residential mortgage loans. For evaluations of residential mortgage loans, the key inputs of expected frequency and expected loss reflect current market conditions, with expected frequency adjusted, when appropriate, for differences from market conditions and the Company’s historical experience. In contrast to the commercial and agricultural mortgage loan portfolios, residential mortgage loans are smaller-balance homogeneous loans that are collectively evaluated for impairment. Non-specific valuation allowances are established using the evaluation framework described above for pools of loans with similar risk characteristics from inputs that are unique to the residential segment of the loan portfolio. Loan specific valuation allowances are only established on residential mortgage loans when they have been restructured and are established using the methodology described above for all loan portfolio segments.

For residential mortgage loans, the Company’s primary credit quality indicator is whether the loan is performing or nonperforming. The Company generally defines nonperforming residential mortgage loans as those that are 60 or more days past due and/or in non-accrual status which is assessed monthly. Generally, nonperforming residential mortgage loans have a higher risk of experiencing a credit loss.

MetLife, Inc.	141

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

8.	Investments (continued)

Credit Quality of Commercial Mortgage Loans

The credit quality of commercial mortgage loans held-for-investment were as follows at:

	Recorded Investment					Estimated Fair Value	% of Total
	Debt Service Coverage Ratios			Total	% of Total
	> 1.20x	1.00x -1.20x	< 1.00x
	(In millions)					(In millions)

December 31, 2014

Loan-to-value ratios:

Less than 65%	$33,933	$1,105	$1,101	$36,139	88.0%	$38,166	88.4%

65% to 75%	3,306	405	87	3,798	9.2	3,873	9.0

76% to 80%	130	—	15	145	0.4	153	0.3

Greater than 80%	562	281	163	1,006	2.4	987	2.3

Total	$37,931	$1,791	$1,366	$41,088	100.0%	$43,179	100.0%

December 31, 2013

Loan-to-value ratios:

Less than 65%	$30,552	$614	$841	$32,007	78.2%	$33,519	78.9%

65% to 75%	6,360	438	149	6,947	17.0	7,039	16.6

76% to 80%	525	192	189	906	2.2	892	2.1

Greater than 80%	661	242	163	1,066	2.6	1,006	2.4

Total	$38,098	$1,486	$1,342	$40,926	100.0%	$42,456	100.0%

Credit Quality of Agricultural Mortgage Loans

The credit quality of agricultural mortgage loans held-for-investment were as follows at:

	December 31,
	2014		2013
	Recorded Investment	% of Total	Recorded Investment	% of Total
	(In millions)		(In millions)

Loan-to-value ratios:

Less than 65%	$11,743	94.9%	$11,461	92.5%

65% to 75%	533	4.3	729	5.9

76% to 80%	17	0.1	84	0.7

Greater than 80%	85	0.7	117	0.9

Total	$12,378	100.0%	$12,391	100.0%

The estimated fair value of agricultural mortgage loans held-for-investment was $12.8 billion and $12.7 billion at December 31, 2014 and 2013, respectively.

142	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

8.	Investments (continued)

Credit Quality of Residential Mortgage Loans

The credit quality of residential mortgage loans held-for-investment were as follows at:

	December 31,
	2014		2013
	Recorded Investment	% of Total	Recorded Investment	% of Total
	(In millions)		(In millions)

Performance indicators:

Performing	$6,196	97.3%	$2,693	97.1%

Nonperforming	173	2.7	79	2.9

Total	$6,369	100.0%	$2,772	100.0%

The estimated fair value of residential mortgage loans held-for-investment was $6.6 billion and $2.8 billion at December 31, 2014 and 2013, respectively.

Past Due and Interest Accrual Status of Mortgage Loans

The Company has a high quality, well performing mortgage loan portfolio, with 99% of all mortgage loans classified as performing at both December 31, 2014 and 2013. The Company defines delinquency consistent with industry practice, when mortgage loans are past due as follows: commercial and residential mortgage loans — 60 days and agricultural mortgage loans — 90 days. The past due and accrual status of mortgage loans at recorded investment, prior to valuation allowances, by portfolio segment, were as follows at:

	Past Due		Nonaccrual Status
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
	(In millions)

Commercial	$10	$12	$75	$191

Agricultural	1	44	41	47

Residential	173	79	163	65

Total	$184	$135	$279	$303

Mortgage Loans Modified in a Troubled Debt Restructuring

For a small portion of the mortgage loan portfolio, classified as troubled debt restructurings, concessions are granted related to borrowers experiencing financial difficulties. Generally, the types of concessions include: reduction of the contractual interest rate, extension of the maturity date at an interest rate lower than current market interest rates, and/or a reduction of accrued interest. The amount, timing and extent of the concession granted is considered in determining any impairment or changes in the specific valuation allowance. During the years ended December 31, 2014 and 2013, the Company did not have a significant amount of mortgage loans modified in a troubled debt restructuring.

Other Invested Assets

Other invested assets is comprised primarily of freestanding derivatives with positive estimated fair values (see Note 9), tax credit and renewable energy partnerships, and leveraged and direct financing leases.

MetLife, Inc.	143

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

8.	Investments (continued)

Leveraged and Direct Financing Leases

Investment in leveraged and direct financing leases consisted of the following at:

	December 31,
	2014		2013
	Leveraged Leases	Direct Financing Leases	Leveraged Leases	Direct Financing Leases
	(In millions)

Rental receivables, net	$1,414	$1,750	$1,491	$1,806

Estimated residual values	1,148	145	1,325	90

Subtotal	2,562	1,895	2,816	1,896

Unearned income	(777)	(776)	(870)	(796)

Investment in leases, net of non-recourse debt	$1,785	$1,119	$1,946	$1,100

Rental receivables are generally due in periodic installments. The payment periods for leveraged leases generally range from one to 15 years but in certain circumstances can be over 30 years, while the payment periods for direct financing leases range from one to 30 years. For rental receivables, the primary credit quality indicator is whether the rental receivable is performing or nonperforming, which is assessed monthly. The Company generally defines nonperforming rental receivables as those that are 90 days or more past due. At December 31, 2014 and 2013, all leveraged lease receivables were performing and over 99% of direct financing rental receivables were performing.

The deferred income tax liability related to leveraged leases was $1.5 billion and $1.6 billion at December 31, 2014 and 2013, respectively.

The components of income from investment in leveraged and direct financing leases, excluding net investment gains (losses), were as follows:

	Years Ended December 31,
	2014		2013		2012
	Leveraged Leases	Direct Financing Leases	Leveraged Leases	Direct Financing Leases	Leveraged Leases	Direct Financing Leases
	(In millions)

Income from investment in leases	$66	$72	$82	$75	$57	$67

Less: Income tax expense on leases	23	25	29	26	20	23

Investment income after income tax	$43	$47	$53	$49	$37	$44

Cash Equivalents

The carrying value of cash equivalents, which includes securities and other investments with an original or remaining maturity of three months or less at the time of purchase, was $4.5 billion and $3.8 billion at December 31, 2014 and 2013, respectively.

Net Unrealized Investment Gains (Losses)

Unrealized investment gains (losses) on fixed maturity and equity securities AFS and the effect on DAC, VOBA, DSI, future policy benefits and the policyholder dividend obligation that would result from the realization of the unrealized gains (losses), are included in net unrealized investment gains (losses) in AOCI.

144	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

8.	Investments (continued)

The components of net unrealized investment gains (losses), included in AOCI, were as follows:

	Years Ended December 31,
	2014	2013	2012
	(In millions)

Fixed maturity securities	$30,367	$16,672	$33,641

Fixed maturity securities with noncredit OTTI losses in AOCI	(112)	(218)	(361)

Total fixed maturity securities	30,255	16,454	33,280

Equity securities	608	390	97

Derivatives	1,761	375	1,274

Other	149	(73)	(30)

Subtotal	32,773	17,146	34,621

Amounts allocated from:

Future policy benefits	(2,886)	(898)	(6,049)

DAC and VOBA related to noncredit OTTI losses recognized in AOCI	(4)	6	19

DAC, VOBA and DSI	(1,946)	(1,190)	(2,485)

Policyholder dividend obligation	(3,155)	(1,771)	(3,828)

Subtotal	(7,991)	(3,853)	(12,343)

Deferred income tax benefit (expense) related to noncredit OTTI losses recognized in AOCI	42	73	119

Deferred income tax benefit (expense)	(8,556)	(4,956)	(7,973)

Net unrealized investment gains (losses)	16,268	8,410	14,424

Net unrealized investment gains (losses) attributable to noncontrolling interests	(33)	4	(5)

Net unrealized investment gains (losses) attributable to MetLife, Inc.	$16,235	$8,414	$14,419

The changes in fixed maturity securities with noncredit OTTI losses included in AOCI were as follows:

	Years Ended December 31,
	2014	2013
	(In millions)

Balance at January 1,	$(218)	$(361)

Noncredit OTTI losses and subsequent changes recognized	17	60

Securities sold with previous noncredit OTTI loss	53	149

Subsequent changes in estimated fair value	36	(66)

Balance at December 31,	$(112)	$(218)

MetLife, Inc.	145

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

8.	Investments (continued)

The changes in net unrealized investment gains (losses) were as follows:

	Years Ended December 31,
	2014	2013	2012
	(In millions)

Balance at January 1,	$8,414	$14,419	$8,674

Fixed maturity securities on which noncredit OTTI losses have been recognized	106	143	363

Unrealized investment gains (losses) during the year	15,521	(17,618)	12,467

Unrealized investment gains (losses) relating to:

Future policy benefits	(1,988)	5,151	(2,053)

DAC and VOBA related to noncredit OTTI losses recognized in AOCI	(10)	(13)	(28)

DAC, VOBA and DSI	(756)	1,295	(685)

Policyholder dividend obligation	(1,384)	2,057	(909)

Deferred income tax benefit (expense) related to noncredit OTTI losses recognized in AOCI	(31)	(46)	(117)

Deferred income tax benefit (expense)	(3,600)	3,017	(3,279)

Net unrealized investment gains (losses)	16,272	8,405	14,433

Net unrealized investment gains (losses) attributable to noncontrolling interests	(37)	9	(14)

Balance at December 31,	$16,235	$8,414	$14,419

Change in net unrealized investment gains (losses)	$7,858	$(6,014)	$5,759

Change in net unrealized investment gains (losses) attributable to noncontrolling interests	(37)	9	(14)

Change in net unrealized investment gains (losses) attributable to MetLife, Inc.	$7,821	$(6,005)	$5,745

Concentrations of Credit Risk

Investments in any counterparty that were greater than 10% of the Company’s equity, other than the U.S. government and its agencies, were in fixed income securities of the Japanese government and its agencies with an estimated fair value of $20.3 billion and $21.7 billion at December 31, 2014 and 2013, respectively. The Company’s investment in fixed maturity and equity securities to counterparties that primarily conduct business in Japan, including Japan government and agency fixed maturity securities, was $25.5 billion and $26.9 billion at December 31, 2014 and 2013, respectively.

Securities Lending

Elements of the securities lending program are presented below at:

	December 31,
	2014	2013
	(In millions)

Securities on loan: (1)

Amortized cost	$26,989	$27,094

Estimated fair value	$30,269	$27,595

Cash collateral on deposit from counterparties (2)	$30,826	$28,319

Security collateral on deposit from counterparties (3)	$83	$—

Reinvestment portfolio — estimated fair value	$31,314	$28,481

(1)	Included within fixed maturity securities, short-term investments, equity securities and cash and cash equivalents.

(2)	Included within payables for collateral under securities loaned and other transactions.

(3)	Security collateral on deposit from counterparties may not be sold or re-pledged, unless the counterparty is in default, and is not reflected in the consolidated financial statements.

146	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

8.	Investments (continued)

Invested Assets on Deposit, Held in Trust and Pledged as Collateral

Invested assets on deposit, held in trust and pledged as collateral are presented below at estimated fair value for all asset classes, except mortgage loans, which are presented at carrying value at:

	December 31,
	2014	2013
	(In millions)

Invested assets on deposit (regulatory deposits) (1)	$9,437	$2,153

Invested assets held in trust (collateral financing arrangements and reinsurance agreements)	10,069	11,004

Invested assets pledged as collateral (2)	25,996	23,770

Total invested assets on deposit, held in trust and pledged as collateral	$45,502	$36,927

(1)

In November 2014, MetLife Insurance Company of Connecticut (“MICC”), a wholly-owned subsidiary of MetLife, Inc., re-domesticated from Connecticut to Delaware, changed its name to MetLife Insurance Company USA and merged with its subsidiary, MetLife Investors USA Insurance Company (“MLI-USA”), and its affiliate, MetLife Investors Insurance Company (“MLIIC”), each a U.S. insurance company that issued variable annuity products in addition to other products, and Exeter Reassurance Company, Ltd. (“Exeter”), a former offshore reinsurance subsidiary of MetLife, Inc. and affiliate of MICC that mainly reinsured guarantees associated with variable annuity products (the “Mergers”). The surviving entity of the Mergers was MetLife Insurance Company USA (“MetLife USA”). Exeter, formerly a Cayman Islands company, was re-domesticated to Delaware in October 2013. In anticipation of the Mergers, effective January 1, 2014, following receipt of New York State Department of Financial Services (the “Department of Financial Services”) approval, MICC withdrew its license to issue insurance policies and annuity contracts in New York. Also effective January 1, 2014, MICC reinsured with an affiliate all existing New York insurance policies and annuity contracts that include a separate account feature and deposited investments with an estimated fair market value of $6.3 billion into a custodial account to secure MICC’s remaining New York policyholder liabilities not covered by such reinsurance.

(2)

The Company has pledged invested assets in connection with various agreements and transactions, including funding agreements (see Notes 4 and 12), collateral financing arrangements (see Note 13) and derivative transactions (see Note 9).

See “— Securities Lending” for information regarding securities on loan and Note 7 for information regarding investments designated to the closed block.

Purchased Credit Impaired Investments

Investments acquired with evidence of credit quality deterioration since origination and for which it is probable at the acquisition date that the Company will be unable to collect all contractually required payments are classified as purchased credit impaired (“PCI”) investments. For each investment, the excess of the cash flows expected to be collected as of the acquisition date over its acquisition date fair value is referred to as the accretable yield and is recognized as net investment income on an effective yield basis. If, subsequently, based on current information and events, it is probable that there is a significant increase in cash flows previously expected to be collected or if actual cash flows are significantly greater than cash flows previously expected to be collected, the accretable yield is adjusted prospectively. The excess of the contractually required payments (including interest) as of the acquisition date over the cash flows expected to be collected as of the acquisition date is referred to as the nonaccretable difference, and this amount is not expected to be realized as net investment income. Decreases in cash flows expected to be collected can result in OTTI or the recognition of mortgage loan valuation allowances.

The Company’s PCI investments, by invested asset class, were as follows at:

	December 31,
	2014	2013	2014	2013
	Fixed Maturity Securities		Mortgage Loans
	(In millions)

Outstanding principal and interest balance (1)	$5,287	$5,319	$239	$291

Carrying value (2)	$4,170	$4,109	$132	$138

(1)	Represents the contractually required payments, which is the sum of contractual principal, whether or not currently due, and accrued interest.

(2)	Estimated fair value plus accrued interest for fixed maturity securities and amortized cost, plus accrued interest, less any valuation allowances, for mortgage loans.

MetLife, Inc.	147

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

8.	Investments (continued)

The following table presents information about PCI investments acquired during the periods indicated:

	Years Ended December 31,
	2014	2013	2014	2013
	Fixed Maturity Securities		Mortgage Loans
	(In millions)

Contractually required payments (including interest)	$947	$1,872	$—	$—

Cash flows expected to be collected (1)	$745	$1,446	$—	$—

Fair value of investments acquired	$503	$978	$—	$—

(1)	Represents undiscounted principal and interest cash flow expectations, at the date of acquisition.

The following table presents activity for the accretable yield on PCI investments:

	Years Ended December 31,
	2014	2013	2014	2013
	Fixed Maturity Securities		Mortgage Loans
	(In millions)

Accretable yield, January 1,	$2,746	$2,665	$74	$184

Investments purchased	242	468	—	—

Accretion recognized in earnings	(244)	(260)	(22)	(87)

Disposals	(60)	(152)	—	—

Reclassification (to) from nonaccretable difference	(541)	25	(4)	(23)

Accretable yield, December 31,	$2,143	$2,746	$48	$74

Collectively Significant Equity Method Investments

The Company holds investments in real estate joint ventures, real estate funds and other limited partnership interests consisting of leveraged buy-out funds, hedge funds, private equity funds, joint ventures and other funds. The portion of these investments accounted for under the equity method had a carrying value of $14.3 billion at December 31, 2014. The Company’s maximum exposure to loss related to these equity method investments is limited to the carrying value of these investments plus unfunded commitments of $4.1 billion at December 31, 2014. Except for certain real estate joint ventures, the Company’s investments in real estate funds and other limited partnership interests are generally of a passive nature in that the Company does not participate in the management of the entities.

As described in Note 1, the Company generally records its share of earnings in its equity method investments using a three-month lag methodology and within net investment income. Aggregate net investment income from these equity method investments exceeded 10% of the Company’s consolidated pre-tax income (loss) from continuing operations for two of the three most recent annual periods: 2013 and 2012. The Company is providing the following aggregated summarized financial data for such equity method investments, for the most recent annual periods, in order to provide comparative information. This aggregated summarized financial data does not represent the Company’s proportionate share of the assets, liabilities, or earnings of such entities.

The aggregated summarized financial data presented below reflects the latest available financial information and is as of, and for, the years ended December 31, 2014, 2013 and 2012. Aggregate total assets of these entities totaled $385.7 billion and $303.4 billion at December 31, 2014 and 2013, respectively. Aggregate total liabilities of these entities totaled $39.5 billion and $29.7 billion at December 31, 2014 and 2013, respectively. Aggregate net income (loss) of these entities totaled $34.9 billion, $26.3 billion and $17.9 billion for the years ended December 31, 2014, 2013 and 2012, respectively. Aggregate net income (loss) from the underlying entities in which the Company invests is primarily comprised of investment income, including recurring investment income and realized and unrealized investment gains (losses).

Variable Interest Entities

The Company has invested in certain structured transactions (including CSEs), formed trusts to invest proceeds from certain collateral financing arrangements and has insurance operations that are VIEs. In certain instances, the Company holds both the power to direct the most significant activities of the entity, as well as an economic interest in the entity and, as such, is deemed to be the primary beneficiary or consolidator of the entity.

The determination of the VIE’s primary beneficiary requires an evaluation of the contractual and implied rights and obligations associated with each party’s relationship with or involvement in the entity, an estimate of the entity’s expected losses and expected residual returns and the

148	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

8.	Investments (continued)

allocation of such estimates to each party involved in the entity. The Company generally uses a qualitative approach to determine whether it is the primary beneficiary. However, for VIEs that are investment companies or apply measurement principles consistent with those utilized by investment companies, the primary beneficiary is based on a risks and rewards model and is defined as the entity that will absorb a majority of a VIE’s expected losses, receive a majority of a VIE’s expected residual returns if no single entity absorbs a majority of expected losses, or both. The Company reassesses its involvement with VIEs on a quarterly basis. The use of different methodologies, assumptions and inputs in the determination of the primary beneficiary could have a material effect on the amounts presented within the consolidated financial statements.

Consolidated VIEs

The following table presents the total assets and total liabilities relating to VIEs for which the Company has concluded that it is the primary beneficiary and which are consolidated at December 31, 2014 and 2013. Creditors or beneficial interest holders of VIEs where the Company is the primary beneficiary have no recourse to the general credit of the Company, as the Company’s obligation to the VIEs is limited to the amount of its committed investment.

	December 31,
	2014		2013
	Total Assets	Total Liabilities	Total Assets	Total Liabilities
	(In millions)

MRSC (collateral financing arrangement (primarily securities)) (1)	$3,471	$—	$3,440	$—

Operating joint ventures (2)	2,405	1,999	2,095	1,777

CSEs (assets (primarily loans) and liabilities (primarily debt)) (3)	297	155	1,630	1,457

Investments:

Other invested assets	59	—	82	7

FVO and trading securities	45	—	69	—

Other limited partnership interests	37	—	61	—

Real estate joint ventures (4)	9	15	1,181	443

Total	$6,323	$2,169	$8,558	$3,684

(1)	See Note 13 for a description of the MetLife Reinsurance Company of South Carolina (“MRSC”) collateral financing arrangement.

(2)

Assets of the operating joint venture are primarily fixed maturity securities and separate account assets. Liabilities of the operating joint venture are primarily future policy benefits, other policyholder funds and separate account liabilities.

(3)

The Company consolidates entities that are structured as CMBS and as collateralized debt obligations. The assets of these entities can only be used to settle their respective liabilities, and under no circumstances is the Company liable for any principal or interest shortfalls should any arise. The Company’s exposure was limited to that of its remaining investment in these entities of $123 million and $154 million at estimated fair value at December 31, 2014 and 2013, respectively. The long-term debt bears interest primarily at fixed rates ranging from 2.25% to 5.57%, payable primarily on a monthly basis. Interest expense related to these obligations, included in other expenses, was $38 million, $122 million and $163 million for the years ended December 31, 2014, 2013 and 2012 respectively.

(4)

At December 31, 2013, the Company consolidated an open ended core real estate fund formed in the fourth quarter of 2013 (the “MetLife Core Property Fund”), which represented the majority of the balances at December 31, 2013. As a result of the quarterly reassessment in the first quarter of 2014, the Company no longer consolidated the MetLife Core Property Fund, effective March 31, 2014, based on the terms of the revised partnership agreement. The Company accounts for its retained interest in the real estate fund under the equity method. Assets of the real estate fund are a real estate investment trust which holds primarily traditional core income-producing real estate which has associated liabilities that are primarily non-recourse debt secured by certain real estate assets of the fund. The assets of these entities can only be used to settle their respective liabilities, and under no circumstances is the Company liable for any principal or interest shortfalls should any arise. The Company’s exposure was limited to that of its investment in the real estate fund of $178 million at carrying value at December 31, 2013. The long-term debt bears interest primarily at fixed rates ranging from 1.39% to 4.45%, payable primarily on a monthly basis.

MetLife, Inc.	149

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

8.	Investments (continued)

Unconsolidated VIEs

The carrying amount and maximum exposure to loss relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary and which have not been consolidated were as follows at:

	December 31,
	2014		2013
	Carrying Amount	Maximum Exposure to Loss (1)	Carrying Amount	Maximum Exposure to Loss (1)
	(In millions)

Fixed maturity securities AFS:

Structured securities (RMBS, CMBS and ABS) (2)	$68,427	$68,427	$67,176	$67,176

U.S. and foreign corporate	3,829	3,829	3,966	3,966

Other limited partnership interests	6,250	8,402	5,041	6,994

Other invested assets	1,720	2,050	1,509	1,897

FVO and trading securities	565	565	619	619

Real estate joint ventures	100	125	70	71

Mortgage loans	51	51	106	106

Equity securities AFS:

Non-redeemable preferred stock	41	41	35	35

Total	$80,983	$83,490	$78,522	$80,864

(1)

The maximum exposure to loss relating to fixed maturity securities AFS, FVO and trading securities and equity securities AFS is equal to their carrying amounts or the carrying amounts of retained interests. The maximum exposure to loss relating to other limited partnership interests, mortgage loans and real estate joint ventures is equal to the carrying amounts plus any unfunded commitments of the Company. For certain of its investments in other invested assets, the Company’s return is in the form of income tax credits which are guaranteed by creditworthy third parties. For such investments, the maximum exposure to loss is equal to the carrying amounts plus any unfunded commitments, reduced by income tax credits guaranteed by third parties of $212 million and $257 million at December 31, 2014 and 2013, respectively. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee.

(2)	For these variable interests, the Company’s involvement is limited to that of a passive investor in mortgage-backed or asset-backed securities issued by trusts that do not have substantial equity.

As described in Note 21, the Company makes commitments to fund partnership investments in the normal course of business. Excluding these commitments, the Company did not provide financial or other support to investees designated as VIEs during the years ended December 31, 2014, 2013 and 2012.

150	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

8.	Investments (continued)

Net Investment Income

The components of net investment income were as follows:

	Years Ended December 31,
	2014	2013	2012
	(In millions)

Investment income:

Fixed maturity securities	$14,868	$15,071	$15,218

Equity securities	133	127	133

FVO and trading securities — Actively Traded and FVO general account securities (1)	103	65	88

Mortgage loans	2,928	3,020	3,191

Policy loans	629	620	626

Real estate and real estate joint ventures	951	909	834

Other limited partnership interests	1,033	955	845

Cash, cash equivalents and short-term investments	168	181	163

Operating joint ventures	10	10	19

Other	192	165	131

Subtotal	21,015	21,123	21,248

Less: Investment expenses	1,178	1,198	1,090

Subtotal, net	19,837	19,925	20,158

FVO and trading securities — FVO contractholder-directed unit-linked investments (1)	1,266	2,172	1,473

Securitized reverse residential mortgage loans	—	—	177

FVO CSEs — interest income:

Commercial mortgage loans	49	132	172

Securities	1	3	4

Subtotal	1,316	2,307	1,826

Net investment income	$21,153	$22,232	$21,984

(1)	Changes in estimated fair value subsequent to purchase for securities still held as of the end of the respective years included in net investment income were as follows:

	Years Ended December 31,
	2014	2013	2012
	(In millions)

Actively Traded and FVO general account securities	$(3)	$18	$51

FVO contractholder-directed unit-linked investments	$645	$1,579	$1,170

See “— Variable Interest Entities” for discussion of CSEs.

MetLife, Inc.	151

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

8.	Investments (continued)

Net Investment Gains (Losses)

Components of Net Investment Gains (Losses)

The components of net investment gains (losses) were as follows:

	Years Ended December 31,
	2014	2013	2012
	(In millions)

Total gains (losses) on fixed maturity securities:

Total OTTI losses recognized — by sector and industry:

U.S. and foreign corporate securities — by industry:

Consumer	$(7)	$(11)	$(19)

Transportation	(2)	(3)	(17)

Utility	—	(48)	(61)

Finance	—	(10)	(32)

Communications	—	(2)	(19)

Technology	—	—	(6)

Industrial	—	—	(5)

Total U.S. and foreign corporate securities	(9)	(74)	(159)

RMBS	(31)	(80)	(97)

CMBS	(13)	(12)	(51)

ABS	(7)	—	(9)

State and political subdivision	—	—	(1)

OTTI losses on fixed maturity securities recognized in earnings	(60)	(166)	(317)

Fixed maturity securities — net gains (losses) on sales and disposals	598	561	253

Total gains (losses) on fixed maturity securities	538	395	(64)

Total gains (losses) on equity securities:

Total OTTI losses recognized — by sector:

Non-redeemable preferred stock	(23)	(20)	—

Common stock	(13)	(6)	(34)

OTTI losses on equity securities recognized in earnings	(36)	(26)	(34)

Equity securities — net gains (losses) on sales and disposals	101	31	38

Total gains (losses) on equity securities	65	5	4

FVO and trading securities — FVO general account securities	9	15	17

Mortgage loans	(36)	22	57

Real estate and real estate joint ventures	222	(19)	(36)

Other limited partnership interests	(78)	(48)	(36)

Other investment portfolio gains (losses)	(110)	22	(151)

Subtotal — investment portfolio gains (losses)	610	392	(209)

FVO CSEs:

Commercial mortgage loans	(13)	(52)	7

Securities	—	2	—

Long-term debt — related to commercial mortgage loans	19	85	25

Long-term debt — related to securities	(1)	(2)	(7)

Non-investment portfolio gains (losses) (1)	(812)	(264)	(168)

Subtotal FVO CSEs and non-investment portfolio gains (losses)	(807)	(231)	(143)

Total net investment gains (losses)	$(197)	$161	$(352)

152	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

8.	Investments (continued)

(1)	Non-investment portfolio gains (losses) for the year ended December 31, 2014 includes a loss of $633 million related to the disposition of MAL as more fully described in Note 3.

See “— Variable Interest Entities” for discussion of CSEs.

Gains (losses) from foreign currency transactions included within net investment gains (losses) were ($183) million, $171 million and ($112) million for the years ended December 31, 2014, 2013 and 2012, respectively.

Sales or Disposals and Impairments of Fixed Maturity and Equity Securities

Proceeds from sales or disposals of fixed maturity and equity securities and the components of fixed maturity and equity securities net investment gains (losses) are as shown in the table below. Investment gains and losses on sales of securities are determined on a specific identification basis.

	Years Ended December 31,
	2014	2013	2012	2014	2013	2012
	Fixed Maturity Securities			Equity Securities
	(In millions)

Proceeds	$82,075	$76,070	$59,219	$544	$746	$1,648

Gross investment gains	$1,165	$1,326	$944	$112	$56	$73

Gross investment losses	(567)	(765)	(691)	(11)	(25)	(35)

OTTI losses (1)	(60)	(166)	(317)	(36)	(26)	(34)

Net investment gains (losses)	$538	$395	$(64)	$65	$5	$4

(1)

OTTI losses recognized in earnings include noncredit-related impairment losses of $0, $19 million and $94 million for the years ended December 31, 2014, 2013 and 2012, respectively, on (i) perpetual hybrid securities classified within fixed maturity securities where the primary reason for the impairment was the severity and/or the duration of an unrealized loss position, and (ii) fixed maturity securities where there is an intent to sell or it is more likely than not that the Company will be required to sell the security before recovery of the decline in estimated fair value.

Credit Loss Rollforward

The table below presents a rollforward of the cumulative credit loss component of OTTI loss recognized in earnings on fixed maturity securities still held for which a portion of the OTTI loss was recognized in OCI:

	Years Ended December 31,
	2014	2013
	(In millions)

Balance at January 1,	$378	$392

Additions:

Initial impairments — credit loss OTTI recognized on securities not previously impaired	2	6

Additional impairments — credit loss OTTI recognized on securities previously impaired	25	69

Reductions:

Sales (maturities, pay downs or prepayments) of securities previously impaired as credit loss OTTI	(40)	(87)

Securities impaired to net present value of expected future cash flows	(7)	—

Increases in cash flows — accretion of previous credit loss OTTI	(1)	(2)

Balance at December 31,	$357	$378

MetLife, Inc.	153

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

9.	Derivatives

Accounting for Derivatives

See Note 1 for a description of the Company’s accounting policies for derivatives and Note 10 for information about the fair value hierarchy for derivatives.

Derivative Strategies

The Company is exposed to various risks relating to its ongoing business operations, including interest rate, foreign currency exchange rate, credit and equity market. The Company uses a variety of strategies to manage these risks, including the use of derivatives.

Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, credit spreads and/or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter (“OTC”) market. Certain of the Company’s OTC derivatives are cleared and settled through central clearing counterparties (“OTC-cleared”), while others are bilateral contracts between two counterparties (“OTC-bilateral”). The types of derivatives the Company uses include swaps, forwards, futures and option contracts. To a lesser extent, the Company uses credit default swaps and structured interest rate swaps to synthetically replicate investment risks and returns which are not readily available in the cash market.

Interest Rate Derivatives

The Company uses a variety of interest rate derivatives to reduce its exposure to changes in interest rates, including interest rate swaps, caps, floors, swaptions, futures and forwards.

Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional amount. The Company utilizes interest rate swaps in fair value, cash flow and non-qualifying hedging relationships.

The Company uses structured interest rate swaps to synthetically create investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and a cash instrument such as a U.S. Treasury, agency, or other fixed maturity security. Structured interest rate swaps are included in interest rate swaps. Structured interest rate swaps are not designated as hedging instruments.

The Company purchases interest rate caps and floors primarily to protect its floating rate liabilities against rises in interest rates above a specified level, and against interest rate exposure arising from mismatches between assets and liabilities, as well as to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level, respectively. In certain instances, the Company locks in the economic impact of existing purchased caps and floors by entering into offsetting written caps and floors. The Company utilizes interest rate caps and floors in non-qualifying hedging relationships.

In exchange-traded interest rate (Treasury and swap) futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange. Exchange-traded interest rate (Treasury and swap) futures are used primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring, to hedge against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance, and to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. The Company utilizes exchange-traded interest rate futures in non-qualifying hedging relationships.

Swaptions are used by the Company to hedge interest rate risk associated with the Company’s long-term liabilities and invested assets. A swaption is an option to enter into a swap with a forward starting effective date. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. The Company pays a premium for purchased swaptions and receives a premium for written swaptions. The Company utilizes swaptions in non-qualifying hedging relationships. Swaptions are included in interest rate options.

The Company enters into interest rate forwards to buy and sell securities. The price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date. The Company utilizes interest rate forwards in cash flow hedging relationships.

Foreign Currency Exchange Rate Derivatives

The Company uses foreign currency exchange rate derivatives, including foreign currency swaps, foreign currency forwards, currency options and exchange-traded currency futures, to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies. The Company also uses foreign currency derivatives to hedge the foreign currency exchange rate risk associated with certain of its net investments in foreign operations.

In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a fixed exchange rate, generally set at inception, calculated by reference to an agreed upon notional amount. The notional amount of each currency is exchanged at the inception and termination of the currency swap by each party. The Company utilizes foreign currency swaps in fair value, cash flow and non-qualifying hedging relationships.

154	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

9.	Derivatives (continued)

In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made at the specified future date. The Company utilizes foreign currency forwards in fair value, net investment in foreign operations and non-qualifying hedging relationships.

The Company enters into currency options that give it the right, but not the obligation, to sell the foreign currency amount in exchange for a functional currency amount within a limited time at a contracted price. The contracts may also be net settled in cash, based on differentials in the foreign currency exchange rate and the strike price. The Company uses currency options to hedge against the foreign currency exposure inherent in certain of its variable annuity products. The Company also uses currency options as an economic hedge of foreign currency exposure related to the Company’s international subsidiaries. The Company utilizes currency options in net investment in foreign operations and non-qualifying hedging relationships.

To a lesser extent, the Company uses exchange-traded currency futures to hedge currency mismatches between assets and liabilities, and to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. The Company utilizes exchange-traded currency futures in non-qualifying hedging relationships.

Credit Derivatives

The Company enters into purchased credit default swaps to hedge against credit-related changes in the value of its investments. In a credit default swap transaction, the Company agrees with another party to pay, at specified intervals, a premium to hedge credit risk. If a credit event occurs, as defined by the contract, the contract may be cash settled or it may be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional amount in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered. Credit events vary by type of issuer but typically include bankruptcy, failure to pay debt obligations, repudiation, moratorium, involuntary restructuring or governmental intervention. In each case, payout on a credit default swap is triggered only after the Credit Derivatives Determinations Committee of the International Swaps and Derivatives Association, Inc. (“ISDA”) deems that a credit event has occurred. The Company utilizes credit default swaps in non-qualifying hedging relationships.

The Company enters into written credit default swaps to synthetically create credit investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and one or more cash instruments, such as U.S. Treasury securities, agency securities or other fixed maturity securities. These credit default swaps are not designated as hedging instruments.

The Company also enters into certain purchased and written credit default swaps held in relation to trading portfolios for the purpose of generating profits on short-term differences in price. These credit default swaps are not designated as hedging instruments.

The Company enters into forwards to lock in the price to be paid for forward purchases of certain securities. The price is agreed upon at the time of the contract and payment for the contract is made at a specified future date. When the primary purpose of entering into these transactions is to hedge against the risk of changes in purchase price due to changes in credit spreads, the Company designates these as credit forwards. The Company utilizes credit forwards in cash flow hedging relationships.

Equity Derivatives

The Company uses a variety of equity derivatives to reduce its exposure to equity market risk, including equity index options, equity variance swaps, exchange-traded equity futures and total rate of return swaps (“TRRs”).

Equity index options are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. To hedge against adverse changes in equity indices, the Company enters into contracts to sell the equity index within a limited time at a contracted price. The contracts will be net settled in cash based on differentials in the indices at the time of exercise and the strike price. Certain of these contracts may also contain settlement provisions linked to interest rates. In certain instances, the Company may enter into a combination of transactions to hedge adverse changes in equity indices within a pre-determined range through the purchase and sale of options. The Company utilizes equity index options in non-qualifying hedging relationships.

Equity variance swaps are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period. The Company utilizes equity variance swaps in non-qualifying hedging relationships.

In exchange-traded equity futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of equity securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange. Exchange-traded equity futures are used primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. The Company utilizes exchange-traded equity futures in non-qualifying hedging relationships.

TRRs are swaps whereby the Company agrees with another party to exchange, at specified intervals, the difference between the economic risk and reward of an asset or a market index and the LIBOR, calculated by reference to an agreed notional amount. No cash is exchanged at the outset of the contract. Cash is paid and received over the life of the contract based on the terms of the swap. The Company uses TRRs to hedge its equity market guarantees in certain of its insurance products. TRRs can be used as hedges or to synthetically create investments. The Company utilizes TRRs in non-qualifying hedging relationships.

MetLife, Inc.	155

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

9.	Derivatives (continued)

Primary Risks Managed by Derivatives

The following table presents the gross notional amount, estimated fair value and primary underlying risk exposure of the Company’s derivatives, excluding embedded derivatives, held at:

		December 31,
		2014			2013
			Estimated Fair Value			Estimated Fair Value
	Primary Underlying Risk Exposure	Gross Notional Amount	Assets	Liabilities	Gross Notional Amount	Assets	Liabilities
		(In millions)

Derivatives Designated as Hedging Instruments

Fair value hedges:

Interest rate swaps	Interest rate	$6,044	$2,064	$21	$6,419	$1,282	$78

Foreign currency swaps	Foreign currency exchange rate	2,708	65	100	2,713	252	135

Foreign currency forwards	Foreign currency exchange rate	2,335	—	291	2,935	—	77

Subtotal		11,087	2,129	412	12,067	1,534	290

Cash flow hedges:

Interest rate swaps	Interest rate	2,560	528	—	3,121	83	141

Interest rate forwards	Interest rate	225	63	—	450	7	7

Foreign currency swaps	Foreign currency exchange rate	18,325	563	930	12,452	401	660

Subtotal		21,110	1,154	930	16,023	491	808

Foreign operations hedges:

Foreign currency forwards	Foreign currency exchange rate	4,097	295	11	3,182	82	47

Currency options	Foreign currency exchange rate	6,419	415	—	7,362	318	—

Subtotal		10,516	710	11	10,544	400	47

Total qualifying hedges		42,713	3,993	1,353	38,634	2,425	1,145

Derivatives Not Designated or Not Qualifying as Hedging Instruments

Interest rate swaps	Interest rate	93,266	4,570	2,051	107,354	3,330	1,767

Interest rate floors	Interest rate	55,645	440	199	63,064	451	346

Interest rate caps	Interest rate	49,128	145	1	39,460	177	—

Interest rate futures	Interest rate	2,707	4	9	6,011	9	9

Interest rate options	Interest rate	48,078	1,241	75	40,978	255	243

Synthetic GICs	Interest rate	4,298	—	—	4,409	—	—

Foreign currency swaps	Foreign currency exchange rate	11,041	447	385	9,307	133	684

Foreign currency forwards	Foreign currency exchange rate	13,206	127	791	11,311	69	359

Currency futures	Foreign currency exchange rate	522	2	—	1,316	1	1

Currency options	Foreign currency exchange rate	8,324	585	340	2,265	53	48

Credit default swaps — purchased	Credit	2,830	8	34	3,725	7	51

Credit default swaps — written	Credit	10,527	181	6	9,055	166	1

Equity futures	Equity market	6,073	65	2	5,157	1	43

Equity index options	Equity market	39,345	1,426	1,036	37,411	1,344	1,068

Equity variance swaps	Equity market	24,598	196	639	21,636	174	577

TRRs	Equity market	3,297	22	101	3,802	—	179

Total non-designated or non-qualifying derivatives		372,885	9,459	5,669	366,261	6,170	5,376

Total		$415,598	$13,452	$7,022	$404,895	$8,595	$6,521

156	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

9.	Derivatives (continued)

Based on gross notional amounts, a substantial portion of the Company’s derivatives was not designated or did not qualify as part of a hedging relationship at both December 31, 2014 and 2013. The Company’s use of derivatives includes (i) derivatives that serve as macro hedges of the Company’s exposure to various risks and that generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules; (ii) derivatives that economically hedge insurance liabilities that contain mortality or morbidity risk and that generally do not qualify for hedge accounting because the lack of these risks in the derivatives cannot support an expectation of a highly effective hedging relationship; (iii) derivatives that economically hedge embedded derivatives that do not qualify for hedge accounting because the changes in estimated fair value of the embedded derivatives are already recorded in net income; and (iv) written credit default swaps that are used to synthetically create credit investments and that do not qualify for hedge accounting because they do not involve a hedging relationship. For these non-qualified derivatives, changes in market factors can lead to the recognition of fair value changes on the statement of operations without an offsetting gain or loss recognized in earnings for the item being hedged.

Net Derivative Gains (Losses)

The components of net derivative gains (losses) were as follows:

	Years Ended December 31,
	2014	2013	2012
	(In millions)

Derivatives and hedging gains (losses) (1)	$1,638	$(8,343)	$(3,158)

Embedded derivatives	(321)	5,104	1,239

Total net derivative gains (losses)	$1,317	$(3,239)	$(1,919)

(1)	Includes foreign currency transaction gains (losses) on hedged items in cash flow and non-qualifying hedging relationships, which are not presented elsewhere in this note.

The following table presents earned income on derivatives:

	Years Ended December 31,
	2014	2013	2012
	(In millions)

Qualifying hedges:

Net investment income	$158	$135	$111

Interest credited to policyholder account balances	101	150	164

Other expenses	(3)	(6)	(5)

Non-qualifying hedges:

Net investment income	(4)	(6)	(6)

Other revenues	—	—	47

Net derivative gains (losses)	828	328	476

Policyholder benefits and claims	40	(292)	(120)

Total	$1,120	$309	$667

MetLife, Inc.	157

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

9.	Derivatives (continued)

Non-Qualifying Derivatives and Derivatives for Purposes Other Than Hedging

The following table presents the amount and location of gains (losses) recognized in income for derivatives that were not designated or qualifying as hedging instruments:

	Net Derivative Gains (Losses)	Net Investment Income (1)	Policyholder Benefits and Claims (2)	Other Revenues (3)
	(In millions)

Year Ended December 31, 2014

Interest rate derivatives	$1,545	$—	$42	$—

Foreign currency exchange rate derivatives	(344)	—	—	—

Credit derivatives — purchased	(12)	—	—	—

Credit derivatives — written	21	—	—	—

Equity derivatives	(634)	(18)	(288)	—

Total	$576	$(18)	$(246)	$—

Year Ended December 31, 2013

Interest rate derivatives	$(3,458)	$—	$(27)	$—

Foreign currency exchange rate derivatives	(1,716)	—	—	—

Credit derivatives — purchased	(21)	(14)	—	—

Credit derivatives — written	130	1	—	—

Equity derivatives	(3,663)	(25)	(727)	—

Total	$(8,728)	$(38)	$(754)	$—

Year Ended December 31, 2012

Interest rate derivatives	$(296)	$—	$—	$28

Foreign currency exchange rate derivatives	(660)	—	—	—

Credit derivatives — purchased	(298)	(14)	—	—

Credit derivatives — written	150	—	—	—

Equity derivatives	(2,556)	(9)	(419)	—

Total	$(3,660)	$(23)	$(419)	$28

(1)

Changes in estimated fair value related to economic hedges of equity method investments in joint ventures, derivatives held in relation to trading portfolios and derivatives held within contractholder-directed unit-linked investments.

(2)	Changes in estimated fair value related to economic hedges of variable annuity guarantees included in future policy benefits.

(3)	Changes in estimated fair value related to derivatives held in connection with the Company’s mortgage banking activities prior to the MetLife Bank Divestiture.

Fair Value Hedges

The Company designates and accounts for the following as fair value hedges when they have met the requirements of fair value hedging: (i) interest rate swaps to convert fixed rate assets and liabilities to floating rate assets and liabilities; (ii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated assets and liabilities; and (iii) foreign currency forwards to hedge the foreign currency fair value exposure of foreign currency denominated investments.

158	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

9.	Derivatives (continued)

The Company recognizes gains and losses on derivatives and the related hedged items in fair value hedges within net derivative gains (losses). The following table presents the amount of such net derivative gains (losses):

Derivatives in Fair Value Hedging Relationships	Hedged Items in Fair Value Hedging Relationships	Net Derivative Gains (Losses) Recognized for Derivatives	Net Derivative Gains (Losses) Recognized for Hedged Items	Ineffectiveness Recognized in Net Derivative Gains (Losses)
		(In millions)

Year Ended December 31, 2014

Interest rate swaps:	Fixed maturity securities	$5	$(1)	$4

	Policyholder liabilities (1)	681	(667)	14

Foreign currency swaps:	Foreign-denominated fixed maturity securities	13	(11)	2

	Foreign-denominated PABs (2)	(283)	270	(13)

Foreign currency forwards:	Foreign-denominated fixed maturity securities	(359)	330	(29)

Total		$57	$(79)	$(22)

Year Ended December 31, 2013

Interest rate swaps:	Fixed maturity securities	$42	$(43)	$(1)

	Policyholder liabilities (1)	(830)	835	5

Foreign currency swaps:	Foreign-denominated fixed maturity securities	13	(12)	1

	Foreign-denominated PABs (2)	(97)	110	13

Foreign currency forwards:	Foreign-denominated fixed maturity securities	(109)	102	(7)

Total		$(981)	$992	$11

Year Ended December 31, 2012

Interest rate swaps:	Fixed maturity securities	$(4)	$—	$(4)

	Policyholder liabilities (1)	(82)	96	14

Foreign currency swaps:	Foreign-denominated fixed maturity securities	(1)	1	—

	Foreign-denominated PABs (2)	3	(20)	(17)

Foreign currency forwards:	Foreign-denominated fixed maturity securities	(51)	50	(1)

Total		$(135)	$127	$(8)

(1)	Fixed rate liabilities reported in PABs or future policy benefits.

(2)	Fixed rate or floating rate liabilities.

For the Company’s foreign currency forwards, the change in the fair value of the derivative related to the changes in the difference between the spot price and the forward price is excluded from the assessment of hedge effectiveness. For all other derivatives, all components of each derivative’s gain or loss were included in the assessment of hedge effectiveness. For the years ended December 31, 2014, 2013 and 2012, the component of the change in fair value of derivatives that was excluded from the assessment of hedge effectiveness was $3 million, ($2) million and ($4) million, respectively.

Cash Flow Hedges

The Company designates and accounts for the following as cash flow hedges when they have met the requirements of cash flow hedging: (i) interest rate swaps to convert floating rate assets and liabilities to fixed rate assets and liabilities; (ii) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated assets and liabilities; (iii) interest rate forwards and credit forwards to lock in the price to be paid for forward purchases of investments; (iv) interest rate swaps and interest rate forwards to hedge the forecasted purchases of fixed-rate investments; and (v) interest rate swaps and interest rate forwards to hedge forecasted fixed-rate borrowings.

In certain instances, the Company discontinued cash flow hedge accounting because the forecasted transactions were no longer probable of occurring. Because certain of the forecasted transactions also were not probable of occurring within two months of the anticipated date, the Company reclassified certain amounts from AOCI into net derivative gains (losses). These amounts were ($15) million, ($1) million and $1 million for the years ended December 31, 2014, 2013 and 2012, respectively.

MetLife, Inc.	159

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

9.	Derivatives (continued)

At December 31, 2014 and 2013, the maximum length of time over which the Company was hedging its exposure to variability in future cash flows for forecasted transactions did not exceed six years and seven years, respectively.

At December 31, 2014 and 2013, the balance in AOCI associated with cash flow hedges was $1.8 billion and $375 million, respectively.

The following table presents the effects of derivatives in cash flow hedging relationships on the consolidated statements of operations and the consolidated statements of equity:

Derivatives in Cash Flow Hedging Relationships	Amount of Gains (Losses)Deferred in AOCI on Derivatives	Amount and Location of Gains (Losses) Reclassified from AOCI into Income (Loss)			Amount and Location of Gains (Losses) Recognized in Income (Loss) on Derivatives
	(Effective Portion)	(Effective Portion)			(Ineffective Portion)
		Net Derivative Gains (Losses)	Net Investment Income	Other Expenses	Net Derivative Gains (Losses)
		(In millions)

Year Ended December 31, 2014

Interest rate swaps	$722	$42	$9	$—	$3

Interest rate forwards	86	(7)	4	2	—

Foreign currency swaps	(139)	(768)	(2)	2	1

Credit forwards	—	—	1	—	—

Total	$669	$(733)	$12	$4	$4

Year Ended December 31, 2013

Interest rate swaps	$(635)	$20	$8	$—	$(3)

Interest rate forwards	(59)	10	3	(1)	1

Foreign currency swaps	(165)	(3)	(3)	1	3

Credit forwards	(4)	—	1	—	—

Total	$(863)	$27	$9	$—	$1

Year Ended December 31, 2012

Interest rate swaps	$(34)	$1	$4	$(3)	$2

Interest rate forwards	(17)	1	2	(1)	—

Foreign currency swaps	(164)	23	(5)	1	(6)

Credit forwards	—	—	1	—	—

Total	$(215)	$25	$2	$(3)	$(4)

All components of each derivative’s gain or loss were included in the assessment of hedge effectiveness.

At December 31, 2014, ($4) million of deferred net gains (losses) on derivatives in AOCI was expected to be reclassified to earnings within the next 12 months.

Hedges of Net Investments in Foreign Operations

The Company uses foreign currency exchange rate derivatives, which may include foreign currency forwards and currency options, to hedge portions of its net investments in foreign operations against adverse movements in exchange rates. The Company measures ineffectiveness on these derivatives based upon the change in forward rates.

When net investments in foreign operations are sold or substantially liquidated, the amounts in AOCI are reclassified to the statement of operations.

160	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

9.	Derivatives (continued)

The following table presents the effects of derivatives in net investment hedging relationships on the consolidated statements of operations and the consolidated statements of equity:

Derivatives in Net Investment Hedging Relationships (1), (2)	Amount of Gains (Losses) Deferred in AOCI (Effective Portion)
	Years Ended December 31,
	2014	2013	2012
	(In millions)

Foreign currency forwards	$407	$69	$(50)

Currency options	222	262	36

Total	$629	$331	$(14)

(1)

In May 2014, the Company sold its interest in MAL, which was a hedged item in a net investment hedging relationship. See Note 3. As a result, during the year ended December 31, 2014, the Company released losses of $77 million from AOCI into earnings upon the sale. During the years ended December 31, 2013 and 2012, there were no sales or substantial liquidations of net investments in foreign operations that would have required the reclassification of gains or losses from AOCI into earnings.

(2)

There was no ineffectiveness recognized for the Company’s hedges of net investments in foreign operations. All components of each derivative’s gain or loss were included in the assessment of hedge effectiveness.

At December 31, 2014 and 2013, the cumulative foreign currency translation gain (loss) recorded in AOCI related to hedges of net investments in foreign operations was $940 million and $233 million, respectively.

Credit Derivatives

In connection with synthetically created credit investment transactions and credit default swaps held in relation to the trading portfolio, the Company writes credit default swaps for which it receives a premium to insure credit risk. Such credit derivatives are included within the non-qualifying derivatives and derivatives for purposes other than hedging table. If a credit event occurs, as defined by the contract, the contract may be cash settled or it may be settled gross by the Company paying the counterparty the specified swap notional amount in exchange for the delivery of par quantities of the referenced credit obligation. The Company’s maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $10.5 billion and $9.1 billion at December 31, 2014 and 2013, respectively. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current fair value of the credit default swaps. At December 31, 2014 and 2013, the Company would have received $175 million and $165 million, respectively, to terminate all of these contracts.

MetLife, Inc.	161

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

9.	Derivatives (continued)

The following table presents the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at:

	December 31,
	2014			2013
Rating Agency Designation of Referenced Credit Obligations (1)	Estimated Fair Value of Credit Default Swaps	Maximum Amount of Future Payments under Credit Default Swaps (2)	Weighted Average Years to Maturity (3)	Estimated Fair Value of Credit Default Swaps	Maximum Amount of Future Payments under Credit Default Swaps (2)	Weighted Average Years to Maturity (3)
	(In millions)			(In millions)

Aaa/Aa/A

Single name credit default swaps (corporate)	$10	$677	2.4	$10	$545	2.6

Credit default swaps referencing indices	10	1,700	2.6	26	2,739	1.5

Subtotal	20	2,377	2.6	36	3,284	1.6

Baa

Single name credit default swaps (corporate)	23	1,591	2.8	24	1,320	3.1

Credit default swaps referencing indices	94	5,774	4.7	73	4,071	4.7

Subtotal	117	7,365	4.3	97	5,391	4.3

Ba

Single name credit default swaps (corporate)	—	60	3.0	—	5	3.8

Credit default swaps referencing indices	(1)	100	2.0	—	—	—

Subtotal	(1)	160	2.4	—	5	3.8

B

Single name credit default swaps (corporate)	—	—	—	—	—	—

Credit default swaps referencing indices	39	625	4.9	32	375	4.9

Subtotal	39	625	4.9	32	375	4.9

Total	$175	$10,527	3.9	$165	$9,055	3.4

(1)

The rating agency designations are based on availability and the midpoint of the applicable ratings among Moody’s Investors Service (“Moody’s”), S&P and Fitch Ratings. If no rating is available from a rating agency, then an internally developed rating is used.

(2)	Assumes the value of the referenced credit obligations is zero.

(3)	The weighted average years to maturity of the credit default swaps is calculated based on weighted average gross notional amounts.

The Company has also entered into credit default swaps to purchase credit protection on certain of the referenced credit obligations in the table above. As a result, the maximum amounts of potential future recoveries available to offset the $10.5 billion and $9.1 billion from the table above were $75 million and $90 million at December 31, 2014 and 2013, respectively.

Written credit default swaps held in relation to the trading portfolio amounted to $15 million and $10 million in gross notional amount and $1 million and $0 in fair value at December 31, 2014 and 2013, respectively.

Credit Risk on Freestanding Derivatives

The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivatives. Generally, the current credit exposure of the Company’s derivatives is limited to the net positive estimated fair value of derivatives at the reporting date after taking into consideration the existence of master netting or similar agreements and any collateral received pursuant to such agreements.

The Company manages its credit risk related to derivatives by entering into transactions with creditworthy counterparties and establishing and monitoring exposure limits. The Company’s OTC-bilateral derivative transactions are generally governed by ISDA Master Agreements which provide for legally enforceable set-off and close-out netting of exposures to specific counterparties in the event of early termination of a transaction, which includes, but is not limited to, events of default and bankruptcy. In the event of an early termination, the Company is permitted to set off

162	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

9.	Derivatives (continued)

receivables from the counterparty against payables to the same counterparty arising out of all included transactions. Substantially all of the Company’s ISDA Master Agreements also include Credit Support Annex provisions which require both the pledging and accepting of collateral in connection with its OTC-bilateral derivatives.

The Company’s OTC-cleared derivatives are effected through central clearing counterparties and its exchange-traded derivatives are effected through regulated exchanges. Such positions are marked to market and margined on a daily basis (both initial margin and variation margin), and the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivatives.

See Note 10 for a description of the impact of credit risk on the valuation of derivatives.

The estimated fair values of the Company’s net derivative assets and net derivative liabilities after the application of master netting agreements and collateral were as follows at:

	December 31, 2014		December 31, 2013
Derivatives Subject to a Master Netting Arrangement or a Similar Arrangement	Assets	Liabilities	Assets	Liabilities
	(In millions)

Gross estimated fair value of derivatives:

OTC-bilateral (1)	$12,256	$6,017	$8,537	$6,367

OTC-cleared (1)	1,380	1,054	302	129

Exchange-traded	71	11	11	53

Total gross estimated fair value of derivatives (1)	13,707	7,082	8,850	6,549

Amounts offset on the consolidated balance sheets	—	—	—	—

Estimated fair value of derivatives presented on the consolidated balance sheets (1)	13,707	7,082	8,850	6,549

Gross amounts not offset on the consolidated balance sheets:

Gross estimated fair value of derivatives: (2)

OTC-bilateral	(4,082)	(4,082)	(4,631)	(4,631)

OTC-cleared	(989)	(989)	(122)	(122)

Exchange-traded	(5)	(5)	(5)	(5)

Cash collateral: (3), (4)

OTC-bilateral	(4,153)	(133)	(1,679)	(3)

OTC-cleared	(386)	(62)	(169)	(7)

Exchange-traded	—	(4)	—	(44)

Securities collateral: (5)

OTC-bilateral	(3,768)	(1,700)	(2,105)	(1,464)

OTC-cleared	—	(3)	—	—

Exchange-traded	—	(2)	—	(4)

Net amount after application of master netting agreements and collateral	$324	$102	$139	$269

(1)

At both December 31, 2014 and 2013, derivative assets include income or expense accruals reported in accrued investment income or in other liabilities of $255 million. At December 31, 2014 and 2013, derivative liabilities include income or expense accruals reported in accrued investment income or in other liabilities of $60 million and $28 million, respectively.

(2)	Estimated fair value of derivatives is limited to the amount that is subject to set-off and includes income or expense accruals.

(3)

Cash collateral received by the Company for OTC-bilateral and OTC-cleared derivatives is included in cash and cash equivalents, short-term investments or in fixed maturity securities, and the obligation to return it is included in payables for collateral under securities loaned and other transactions on the balance sheet. In certain instances, cash collateral pledged to the Company as initial margin for OTC-bilateral derivatives is held in separate custodial accounts and is not recorded on the Company’s balance sheet because the account title is in the name of the counterparty (but segregated for the benefit of the Company). The amount of this off-balance sheet collateral was $263 million and $0 at December 31, 2014 and 2013, respectively.

(4)

The receivable for the return of cash collateral provided by the Company is inclusive of initial margin on exchange-traded and OTC-cleared derivatives and is included in premiums, reinsurance and other receivables on the balance sheet. The amount of cash collateral offset in the

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Notes to the Consolidated Financial Statements — (Continued)

9.	Derivatives (continued)

table above is limited to the net estimated fair value of derivatives after application of netting agreements. At December 31, 2014 and 2013, the Company received excess cash collateral of $87 million (including $36 million off-balance sheet cash collateral held in separate custodial accounts) and $104 million, respectively, and provided excess cash collateral of $192 million and $236 million, respectively, which is not included in the table above due to the foregoing limitation.

(5)

Securities collateral received by the Company is held in separate custodial accounts and is not recorded on the balance sheet. Subject to certain constraints, the Company is permitted by contract to sell or re-pledge this collateral, but at December 31, 2014 none of the collateral had been sold or re-pledged. Securities collateral pledged by the Company is reported in fixed maturity securities on the balance sheet. Subject to certain constraints, the counterparties are permitted by contract to sell or re-pledge this collateral. The amount of securities collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements and cash collateral. At December 31, 2014 and 2013, the Company received excess securities collateral with an estimated fair value of $395 million and $238 million, respectively, for its OTC-bilateral derivatives, which are not included in the table above due to the foregoing limitation. At December 31, 2014 and 2013, the Company provided excess securities collateral with an estimated fair value of $117 million and $66 million, respectively, for its OTC-bilateral derivatives, $199 million and $141 million, respectively, for its OTC-cleared derivatives, and $245 million and $81 million, respectively, for its exchange-traded derivatives, which are not included in the table above due to the foregoing limitation.

The Company’s collateral arrangements for its OTC-bilateral derivatives generally require the counterparty in a net liability position, after considering the effect of netting agreements, to pledge collateral when the fair value of that counterparty’s derivatives reaches a pre-determined threshold. Certain of these arrangements also include credit-contingent provisions that provide for a reduction of these thresholds (on a sliding scale that converges toward zero) in the event of downgrades in the credit ratings of the Company and/or the counterparty. In addition, certain of the Company’s netting agreements for derivatives contain provisions that require both the Company and the counterparty to maintain a specific investment grade credit rating from each of Moody’s and S&P. If a party’s credit ratings were to fall below that specific investment grade credit rating, that party would be in violation of these provisions, and the other party to the derivatives could terminate the transactions and demand immediate settlement and payment based on such party’s reasonable valuation of the derivatives.

The following table presents the estimated fair value of the Company’s OTC-bilateral derivatives that are in a net liability position after considering the effect of netting agreements, together with the estimated fair value and balance sheet location of the collateral pledged. The table also presents the incremental collateral that the Company would be required to provide if there was a one notch downgrade in the Company’s credit rating at the reporting date or if the Company’s credit rating sustained a downgrade to a level that triggered full overnight collateralization or termination of the derivative position at the reporting date. OTC-bilateral derivatives that are not subject to collateral agreements are excluded from this table.

		Estimated Fair Value of Collateral Provided		Fair Value of Incremental Collateral Provided Upon
	Estimated Fair Value of Derivatives in Net Liability Position (1)	Fixed Maturity Securities	Cash	One Notch Downgrade in the Company’s Credit Rating	Downgrade in the Company’s Credit Rating to a Level that Triggers Full Overnight Collateralization or Termination of the Derivative Position
	(In millions)

December 31, 2014

Derivatives subject to credit-contingent provisions	$1,832	$1,750	$131	$5	$7

Derivatives not subject to credit-contingent provisions	84	65	2	—	—

Total	$1,916	$1,815	$133	$5	$7

December 31, 2013

Derivatives subject to credit-contingent provisions	$1,674	$1,530	$—	$27	$34

Derivatives not subject to credit-contingent provisions	20	—	3	—	—

Total	$1,694	$1,530	$3	$27	$34

(1)	After taking into consideration the existence of netting agreements.

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Notes to the Consolidated Financial Statements — (Continued)

9.	Derivatives (continued)

Embedded Derivatives

The Company issues certain products or purchases certain investments that contain embedded derivatives that are required to be separated from their host contracts and accounted for as freestanding derivatives. These host contracts principally include: variable annuities with guaranteed minimum benefits, including GMWBs, GMABs and certain GMIBs; ceded reinsurance of guaranteed minimum benefits related to certain GMIBs; assumed reinsurance of guaranteed minimum benefits related to GMWBs and GMABs; funding agreements with equity or bond indexed crediting rates; funds withheld on assumed and ceded reinsurance; fixed annuities with equity-indexed returns; and certain debt and equity securities.

The following table presents the estimated fair value and balance sheet location of the Company’s embedded derivatives that have been separated from their host contracts at:

		December 31,
	Balance Sheet Location	2014	2013
		(In millions)

Net embedded derivatives within asset host contracts:

Ceded guaranteed minimum benefits	Premiums, reinsurance and other receivables	$324	$247

Funds withheld on assumed reinsurance	Other invested assets	53	38

Options embedded in debt or equity securities	Investments	(217)	(145)

Net embedded derivatives within asset host contracts		$160	$140

Net embedded derivatives within liability host contracts:

Direct guaranteed minimum benefits	PABs and Future policy benefits	$(1,126)	$(2,296)

Assumed guaranteed minimum benefits	PABs	973	1,262

Funds withheld on ceded reinsurance	Other liabilities	83	60

Other	PABs	24	5

Net embedded derivatives within liability host contracts		$(46)	$(969)

The following table presents changes in estimated fair value related to embedded derivatives:

	Years Ended December 31,
	2014	2013	2012
	(In millions)

Net derivative gains (losses) (1)	$(321)	$5,104	$1,239

Policyholder benefits and claims	$87	$(139)	$75

(1)

The valuation of guaranteed minimum benefits includes a nonperformance risk adjustment. The amounts included in net derivative gains (losses), in connection with this adjustment, were $13 million, ($952) million and ($1.7) billion for the years ended December 31, 2014, 2013 and 2012, respectively.

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Notes to the Consolidated Financial Statements — (Continued)

10.	Fair Value

When developing estimated fair values, the Company considers three broad valuation techniques: (i) the market approach, (ii) the income approach, and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Company categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the significant input with the lowest level in its valuation. The input levels are as follows:

Level 1

Unadjusted quoted prices in active markets for identical assets or liabilities. The Company defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

Level 2

Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3

Unobservable inputs that are supported by little or no market activity and are significant to the determination of estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company’s ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

Considerable judgment is often required in interpreting market data to develop estimates of fair value, and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

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Notes to the Consolidated Financial Statements — (Continued)

10. Fair Value (continued)

Recurring Fair Value Measurements

The assets and liabilities measured at estimated fair value on a recurring basis and their corresponding placement in the fair value hierarchy, including those items for which the Company has elected the FVO, are presented below.

	December 31, 2014
	Fair Value Hierarchy
	Level 1	Level 2	Level 3	Total Estimated Fair Value
	(In millions)

Assets

Fixed maturity securities:

U.S. corporate	$—	$99,012	$6,942	$105,954

Foreign corporate	—	55,185	6,490	61,675

U.S. Treasury and agency	36,879	24,637	—	61,516

Foreign government	—	51,355	1,311	52,666

RMBS	—	35,463	4,383	39,846

State and political subdivision	—	15,187	—	15,187

CMBS	—	13,567	765	14,332

ABS	—	12,005	2,244	14,249

Total fixed maturity securities	36,879	306,411	22,135	365,425

Equity securities:

Common stock	1,558	863	95	2,516

Non-redeemable preferred stock	—	865	250	1,115

Total equity securities	1,558	1,728	345	3,631

FVO and trading securities:

Actively Traded Securities	22	627	5	654

FVO general account securities	552	57	95	704

FVO contractholder-directed unit-linked investments	11,064	3,797	455	15,316

FVO securities held by CSEs	—	3	12	15

Total FVO and trading securities	11,638	4,484	567	16,689

Short-term investments (1)	2,104	5,223	336	7,663

Mortgage loans:

Residential mortgage loans — FVO	—	—	308	308

Commercial mortgage loans held by CSEs — FVO	—	280	—	280

Total mortgage loans	—	280	308	588

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Notes to the Consolidated Financial Statements — (Continued)

10. Fair Value (continued)

Other invested assets:

Other investments	203	61	—	264

Derivative assets: (2)

Interest rate	4	8,988	63	9,055

Foreign currency exchange rate	2	2,472	25	2,499

Credit	—	175	14	189

Equity market	65	1,287	357	1,709

Total derivative assets	71	12,922	459	13,452

Total other invested assets	274	12,983	459	13,716

Net embedded derivatives within asset host contracts (3)	—	—	377	377

Separate account assets (4)	83,533	231,539	1,922	316,994

Total assets	$135,986	$562,648	$26,449	$725,083

Liabilities

Derivative liabilities: (2)

Interest rate	$9	$2,347	$—	$2,356

Foreign currency exchange rate	—	2,755	93	2,848

Credit	—	38	2	40

Equity market	2	1,112	664	1,778

Total derivative liabilities	11	6,252	759	7,022

Net embedded derivatives within liability host contracts (3)	—	7	(53)	(46)

Long-term debt of CSEs — FVO	—	138	13	151

Trading liabilities (5)	215	24	—	239

Total liabilities	$226	$6,421	$719	$7,366

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Notes to the Consolidated Financial Statements — (Continued)

10. Fair Value (continued)

	December 31, 2013
	Fair Value Hierarchy
	Level 1	Level 2	Level 3	Total Estimated Fair Value
	(In millions)

Assets

Fixed maturity securities:

U.S. corporate	$—	$99,321	$7,148	$106,469

Foreign corporate	—	56,448	6,704	63,152

U.S. Treasury and agency	25,061	20,000	62	45,123

Foreign government	—	52,202	2,235	54,437

RMBS	—	32,098	2,957	35,055

State and political subdivision	—	13,820	10	13,830

CMBS	—	15,578	972	16,550

ABS	—	11,361	4,210	15,571

Total fixed maturity securities	25,061	300,828	24,298	350,187

Equity securities:

Common stock	1,186	990	177	2,353

Non-redeemable preferred stock	—	654	395	1,049

Total equity securities	1,186	1,644	572	3,402

FVO and trading securities:

Actively Traded Securities	2	648	12	662

FVO general account securities	518	80	29	627

FVO contractholder-directed unit-linked investments	10,702	4,806	603	16,111

FVO securities held by CSEs	—	23	—	23

Total FVO and trading securities	11,222	5,557	644	17,423

Short-term investments (1)	5,915	6,943	254	13,112

Mortgage loans:

Residential mortgage loans — FVO	—	—	338	338

Commercial mortgage loans held by CSEs — FVO	—	1,598	—	1,598

Total mortgage loans	—	1,598	338	1,936

Other invested assets:

Other investments	188	71	—	259

Derivative assets: (2)

Interest rate	10	5,557	27	5,594

Foreign currency exchange rate	1	1,280	28	1,309

Credit	—	144	29	173

Equity market	1	1,233	285	1,519

Total derivative assets	12	8,214	369	8,595

Total other invested assets	200	8,285	369	8,854

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Notes to the Consolidated Financial Statements — (Continued)

10. Fair Value (continued)

Net embedded derivatives within asset host contracts (3)	—	—	285	285

Separate account assets (4)	89,960	225,776	1,465	317,201

Total assets	$133,544	$550,631	$28,225	$712,400

Liabilities

Derivative liabilities: (2)

Interest rate	$9	$2,568	$14	$2,591

Foreign currency exchange rate	1	1,971	39	2,011

Credit	—	52	—	52

Equity market	43	1,222	602	1,867

Total derivative liabilities	53	5,813	655	6,521

Net embedded derivatives within liability host contracts (3)	—	4	(973)	(969)

Long-term debt of CSEs — FVO	—	1,427	28	1,455

Trading liabilities (5)	260	2	—	262

Total liabilities	$313	$7,246	$(290)	$7,269

(1)

Short-term investments as presented in the tables above differ from the amounts presented on the consolidated balance sheets because certain short-term investments are not measured at estimated fair value on a recurring basis.

(2)

Derivative assets are presented within other invested assets on the consolidated balance sheets and derivative liabilities are presented within other liabilities on the consolidated balance sheets. The amounts are presented gross in the tables above to reflect the presentation on the consolidated balance sheets, but are presented net for purposes of the rollforward in the Fair Value Measurements Using Significant Unobservable Inputs (Level 3) tables.

(3)

Net embedded derivatives within asset host contracts are presented primarily within premiums, reinsurance and other receivables on the consolidated balance sheets. Net embedded derivatives within liability host contracts are presented within PABs, future policy benefits and other liabilities on the consolidated balance sheets. At December 31, 2014 and 2013, equity securities also included embedded derivatives of ($217) million and ($145) million, respectively.

(4)

Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities. Separate account liabilities are set equal to the estimated fair value of separate account assets.

(5)	Trading liabilities are presented within other liabilities on the consolidated balance sheets.

The following describes the valuation methodologies used to measure assets and liabilities at fair value. The description includes the valuation techniques and key inputs for each category of assets or liabilities that are classified within Level 2 and Level 3 of the fair value hierarchy.

Investments

Valuation Controls and Procedures

On behalf of the Company’s Chief Investment Officer and Chief Financial Officer, a pricing and valuation committee that is independent of the trading and investing functions and comprised of senior management, provides oversight of control systems and valuation policies for securities, mortgage loans and derivatives. On a quarterly basis, this committee reviews and approves new transaction types and markets, ensures that observable market prices and market-based parameters are used for valuation, wherever possible, and determines that judgmental valuation adjustments, when applied, are based upon established policies and are applied consistently over time. This committee also provides oversight of the selection of independent third party pricing providers and the controls and procedures to evaluate third party pricing. Periodically, the Chief Accounting Officer reports to the Audit Committee of MetLife, Inc.’s Board of Directors regarding compliance with fair value accounting standards.

The Company reviews its valuation methodologies on an ongoing basis and revises those methodologies when necessary based on changing market conditions. Assurance is gained on the overall reasonableness and consistent application of input assumptions, valuation methodologies and compliance with fair value accounting standards through controls designed to ensure valuations represent an exit price. Several controls are utilized, including certain monthly controls, which include, but are not limited to, analysis of portfolio returns to corresponding benchmark returns, comparing a sample of executed prices of securities sold to the fair value estimates, comparing fair value estimates to management’s knowledge of the current market, reviewing the bid/ask spreads to assess activity, comparing prices from multiple independent pricing services and ongoing due diligence to confirm that independent pricing services use market-based parameters.

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Notes to the Consolidated Financial Statements — (Continued)

10. Fair Value (continued)

The process includes a determination of the observability of inputs used in estimated fair values received from independent pricing services or brokers by assessing whether these inputs can be corroborated by observable market data. The Company ensures that prices received from independent brokers, also referred to herein as “consensus pricing,” represent a reasonable estimate of fair value by considering such pricing relative to the Company’s knowledge of the current market dynamics and current pricing for similar financial instruments. While independent non-binding broker quotations are utilized, they are not used for a significant portion of the portfolio. For example, fixed maturity securities priced using independent non-binding broker quotations represent less than 1% of the total estimated fair value of fixed maturity securities and 12% of the total estimated fair value of Level 3 fixed maturity securities.

The Company also applies a formal process to challenge any prices received from independent pricing services that are not considered representative of estimated fair value. If prices received from independent pricing services are not considered reflective of market activity or representative of estimated fair value, independent non-binding broker quotations are obtained, or an internally developed valuation is prepared. Internally developed valuations of current estimated fair value, which reflect internal estimates of liquidity and nonperformance risks, compared with pricing received from the independent pricing services, did not produce material differences in the estimated fair values for the majority of the portfolio; accordingly, overrides were not material. This is, in part, because internal estimates of liquidity and nonperformance risks are generally based on available market evidence and estimates used by other market participants. In the absence of such market-based evidence, management’s best estimate is used.

Securities, Short-term Investments, Other Investments, Long-term Debt of CSEs — FVO and Trading Liabilities

When available, the estimated fair value of these financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company’s securities holdings and valuation of these securities does not involve management’s judgment.

When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, giving priority to observable inputs. The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. When observable inputs are not available, the market standard valuation methodologies rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. These unobservable inputs can be based in large part on management’s judgment or estimation and cannot be supported by reference to market activity. Even though these inputs are unobservable, management believes they are consistent with what other market participants would use when pricing such securities and are considered appropriate given the circumstances.

The estimated fair value of investments in certain separate accounts included in FVO contractholder-directed unit-linked investments, FVO securities held by CSEs, other investments, long-term debt of CSEs — FVO and trading liabilities is determined on a basis consistent with the methodologies described herein for securities.

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Notes to the Consolidated Financial Statements — (Continued)

10. Fair Value (continued)

The valuation of most instruments listed below are determined using independent pricing sources, matrix pricing, discounted cash flow methodologies or other similar techniques that use either observable market inputs or unobservable inputs.

Instrument	Level 2 Observable Inputs	Level 3 Unobservable Inputs

Fixed Maturity Securities

U.S. corporate and foreign corporate securities

Valuation Techniques: Principally the market and income approaches.

Key Inputs:

•  quoted prices in markets that are not active

•  benchmark yields

•  spreads off benchmark yields

•  new issuances

•  issuer rating

•  duration

•  trades of identical or comparable securities

•  Privately-placed securities are valued using the additional key inputs:

•  market yield curve

•  call provisions

•  observable prices and spreads for similar publicly traded or privately traded securities that incorporate the credit quality and industry sector of the issuer

•  delta spread adjustments to reflect specific credit-related issues

Valuation Techniques: Principally the market approach.

Key Inputs:

•  illiquidity premium

•  delta spread adjustments to reflect specific credit-related issues

•  credit spreads

•  quoted prices in markets that are not active for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2

•  independent non-binding broker quotations

Foreign government, U.S. Treasury and agency and state and political subdivision securities

Valuation Techniques: Principally the market approach.

Key Inputs:

•  quoted prices in markets that are not active

•  benchmark U.S. Treasury yield or other yields

•  the spread off the U.S. Treasury yield curve for the identical security

•  issuer ratings and issuer spreads

•  broker-dealer quotes

•  comparable securities that are actively traded

•  reported trades of similar securities, including those that are actively traded, and those within the same sub-sector or with a similar maturity or credit rating

Valuation Techniques: Principally the market approach.

Key Inputs:

•  independent non-binding broker quotations

•  quoted prices in markets that are not active for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2

•  credit spreads

Structured securities comprised of RMBS, CMBS and ABS

Valuation Techniques: Principally the market and income approaches.

Key Inputs:

•  quoted prices in markets that are not active

•  spreads for actively traded securities

•  spreads off benchmark yields

•  expected prepayment speeds and volumes

•  current and forecasted loss severity

•  ratings

•  weighted average coupon and weighted average maturity

•  average delinquency rates

•  geographic region

•  debt-service coverage ratios

•  issuance-specific information, including, but not limited to:

•  collateral type

•  payment terms of the underlying assets

•  payment priority within the tranche

•  structure of the security

•  deal performance

•  vintage of loans

Valuation Techniques: Principally the market and income approaches.

Key Inputs:

•  credit spreads

•  quoted prices in markets that are not active for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2

•  independent non-binding broker quotations

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Notes to the Consolidated Financial Statements — (Continued)

10. Fair Value (continued)

Instrument	Level 2	Level 3

Equity Securities

Common and non-redeemable preferred stock

Valuation Techniques: Principally the market approach. Key Input: • quoted prices in markets that are not considered active

Valuation Techniques: Principally the market and income approaches.

Key Inputs:

•  credit ratings

•  issuance structures

quoted prices in markets that are not active for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2

•  independent non-binding broker quotations

FVO and trading securities, Short-term investments, and Other invested assets

•  FVO and trading securities, short-term investments and other investments are of a similar nature and class to the fixed maturity and equity securities described above; accordingly, the valuation techniques and observable inputs used in their valuation are also similar to those described above.

•  Contractholder-directed unit-linked investments reported within FVO and trading securities include mutual fund interests without readily determinable fair values given prices are not published publicly. Valuation of these mutual funds is based upon quoted prices or reported NAV provided by the fund managers, which were based on observable inputs.

•  FVO and trading securities and short-term investments are of a similar nature and class to the fixed maturity and equity securities described above; accordingly, the valuation techniques and unobservable inputs used in their valuation are also similar to those described above.

Mortgage Loans — FVO

Commercial mortgage loans held by CSEs — FVO

Valuation Techniques: Principally the market approach.

Key Input:

•  quoted securitization market price of the obligations of the CSEs determined principally by independent pricing services using observable inputs

• N/A

Residential mortgage loans — FVO

• N/A

Valuation Techniques: Principally the market approach, including matrix pricing or other similar techniques.

Key Inputs: Inputs that are unobservable or cannot be derived principally from, or corroborated by, observable market data

Separate Account Assets (1)

Mutual funds and hedge funds without readily determinable fair values as prices are not published publicly

	Key Input: • quoted prices or reported NAV provided by the fund managers	• N/A

Other limited partnership interests

• N/A

Valuation Techniques: Valued giving consideration to the underlying holdings of the partnerships and by applying a premium or discount, if appropriate.

Key Inputs:

•  liquidity

•  bid/ask spreads

•  the performance record of the fund manager

•  other relevant variables that may impact the exit value of the particular partnership interest

(1)

Estimated fair value equals carrying value, based on the value of the underlying assets, including: mutual fund interests, fixed maturity securities, equity securities, derivatives, hedge funds, other limited partnership interests, short-term investments and cash and cash equivalents. Fixed maturity securities, equity securities, derivatives, short-term investments and cash and cash equivalents are similar in nature to the instruments described under “— Securities, Short-term Investments, Other Investments, Long-term Debt of CSEs — FVO and Trading Liabilities” and “— Derivatives — Freestanding Derivatives Valuation Techniques and Key Inputs.”

Derivatives

The estimated fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives, or through the use of pricing models for OTC-bilateral and OTC-cleared derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that management believes are consistent with what other market participants would use when pricing such instruments. Derivative valuations can be affected by changes in interest rates, foreign

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Notes to the Consolidated Financial Statements — (Continued)

10. Fair Value (continued)

currency exchange rates, financial indices, credit spreads, default risk, nonperformance risk, volatility, liquidity and changes in estimates and assumptions used in the pricing models. The valuation controls and procedures for derivatives are described in “— Investments.”

The significant inputs to the pricing models for most OTC-bilateral and OTC-cleared derivatives are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. Certain OTC-bilateral and OTC-cleared derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and management believes they are consistent with what other market participants would use when pricing such instruments.

Most inputs for OTC-bilateral and OTC-cleared derivatives are mid-market inputs but, in certain cases, liquidity adjustments are made when they are deemed more representative of exit value. Market liquidity, as well as the use of different methodologies, assumptions and inputs, may have a material effect on the estimated fair values of the Company’s derivatives and could materially affect net income.

The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all OTC-bilateral and OTC-cleared derivatives, and any potential credit adjustment is based on the net exposure by counterparty after taking into account the effects of netting agreements and collateral arrangements. The Company values its OTC-bilateral and OTC-cleared derivatives using standard swap curves which may include a spread to the risk-free rate, depending upon specific collateral arrangements. This credit spread is appropriate for those parties that execute trades at pricing levels consistent with similar collateral arrangements. As the Company and its significant derivative counterparties generally execute trades at such pricing levels and hold sufficient collateral, additional credit risk adjustments are not currently required in the valuation process. The Company’s ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. An evaluation of the requirement to make additional credit risk adjustments is performed by the Company each reporting period.

Freestanding Derivatives Valuation Techniques and Key Inputs

Level 2

This level includes all types of derivatives utilized by the Company with the exception of exchange-traded derivatives included within Level 1 and those derivatives with unobservable inputs as described in Level 3.

Level 3

These valuation methodologies generally use the same inputs as described in the corresponding sections for Level 2 measurements of derivatives. However, these derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data.

Freestanding derivatives are principally valued using the income approach. Valuations of non-option-based derivatives utilize present value techniques, whereas valuations of option-based derivatives utilize option pricing models. Key inputs are as follows:

Instrument	Interest Rate	Foreign Currency Exchange Rate	Credit	Equity market

Inputs common to Level 2 and Level 3 by instrument type	• swap yield curve • basis curves • interest rate volatility (2)	• swap yield curve • basis curves • currency spot rates • cross currency basis curves • currency volatility (2)	• swap yield curve • credit curves • recovery rates	• swap yield curve • spot equity index levels • dividend yield curves • equity volatility

Level 3	• swap yield curve (1) • basis curves (1) • interest rate volatility (1), (2)	• swap yield curve (1) • basis curves (1) • cross currency basis curves (1) • currency correlation • currency volatility (2)	• swap yield curve (1) • credit curves (1) • credit spreads • repurchase rates • independent non-binding broker quotations	• dividend yield curves (1) • equity volatility (1) • correlation between model inputs (2)

(1)	Extrapolation beyond the observable limits of the curve(s).

(2)	Option-based only.

174	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

10. Fair Value (continued)

Embedded Derivatives

Embedded derivatives principally include certain direct, assumed and ceded variable annuity guarantees and equity or bond indexed crediting rates within certain funding agreements and annuity contracts. Embedded derivatives are recorded at estimated fair value with changes in estimated fair value reported in net income.

The Company issues certain variable annuity products with guaranteed minimum benefits. GMWBs, GMABs and certain GMIBs contain embedded derivatives, which are measured at estimated fair value separately from the host variable annuity contract, with changes in estimated fair value reported in net derivative gains (losses). These embedded derivatives are classified within PABs and future policy benefits on the consolidated balance sheets.

The Company’s actuarial department calculates the fair value of these embedded derivatives, which are estimated as the present value of projected future benefits minus the present value of projected future fees using actuarial and capital market assumptions including expectations concerning policyholder behavior. The calculation is based on in-force business, and is performed using standard actuarial valuation software which projects future cash flows from the embedded derivative over multiple risk neutral stochastic scenarios using observable risk-free rates.

Capital market assumptions, such as risk-free rates and implied volatilities, are based on market prices for publicly traded instruments to the extent that prices for such instruments are observable. Implied volatilities beyond the observable period are extrapolated based on observable implied volatilities and historical volatilities. Actuarial assumptions, including mortality, lapse, withdrawal and utilization, are unobservable and are reviewed at least annually based on actuarial studies of historical experience.

The valuation of these guarantee liabilities includes nonperformance risk adjustments and adjustments for a risk margin related to non-capital market inputs. The nonperformance adjustment is determined by taking into consideration publicly available information relating to spreads in the secondary market for MetLife, Inc.’s debt, including related credit default swaps. These observable spreads are then adjusted, as necessary, to reflect the priority of these liabilities and the claims paying ability of the issuing insurance subsidiaries compared to MetLife, Inc.

Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment, including assumptions of the amount and cost of capital needed to cover the guarantees. These guarantees may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates; changes in nonperformance risk; and variations in actuarial assumptions regarding policyholder behavior, mortality and risk margins related to non-capital market inputs, may result in significant fluctuations in the estimated fair value of the guarantees that could materially affect net income.

The Company ceded the risk associated with certain of the GMIBs previously described. These reinsurance agreements contain embedded derivatives which are included within premiums, reinsurance and other receivables on the consolidated balance sheets with changes in estimated fair value reported in net derivative gains (losses) or policyholder benefits and claims depending on the statement of operations classification of the direct risk. The value of the embedded derivatives on the ceded risk is determined using a methodology consistent with that described previously for the guarantees directly written by the Company with the exception of the input for nonperformance risk that reflects the credit of the reinsurer.

The estimated fair value of the embedded derivatives within funds withheld related to certain ceded reinsurance is determined based on the change in estimated fair value of the underlying assets held by the Company in a reference portfolio backing the funds withheld liability. The estimated fair value of the underlying assets is determined as previously described in “— Investments —Securities, Short-term Investments, Other Investments, Long-term Debt of CSEs — FVO and Trading Liabilities.” The estimated fair value of these embedded derivatives is included, along with their funds withheld hosts, in other liabilities on the consolidated balance sheets with changes in estimated fair value recorded in net derivative gains (losses). Changes in the credit spreads on the underlying assets, interest rates and market volatility may result in significant fluctuations in the estimated fair value of these embedded derivatives that could materially affect net income.

The estimated fair value of the embedded equity and bond indexed derivatives contained in certain funding agreements is determined using market standard swap valuation models and observable market inputs, including a nonperformance risk adjustment. The estimated fair value of these embedded derivatives are included, along with their funding agreements host, within PABs with changes in estimated fair value recorded in net derivative gains (losses). Changes in equity and bond indices, interest rates and the Company’s credit standing may result in significant fluctuations in the estimated fair value of these embedded derivatives that could materially affect net income.

The Company issues certain annuity contracts which allow the policyholder to participate in returns from equity indices. These equity indexed features are embedded derivatives which are measured at estimated fair value separately from the host fixed annuity contract, with changes in estimated fair value reported in net derivative gains (losses). These embedded derivatives are classified within PABs on the consolidated balance sheets.

The estimated fair value of the embedded equity indexed derivatives, based on the present value of future equity returns to the policyholder using actuarial and present value assumptions including expectations concerning policyholder behavior, is calculated by the Company’s actuarial department. The calculation is based on in-force business and uses standard capital market techniques, such as Black-Scholes, to calculate the value of the portion of the embedded derivative for which the terms are set. The portion of the embedded derivative covering the period beyond where terms are set is calculated as the present value of amounts expected to be spent to provide equity indexed returns in those periods. The valuation of these embedded derivatives also includes the establishment of a risk margin, as well as changes in nonperformance risk.

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MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

10. Fair Value (continued)

Embedded Derivatives Within Asset and Liability Host Contracts

Level 3 Valuation Techniques and Key Inputs:

Direct and assumed guaranteed minimum benefits

These embedded derivatives are principally valued using the income approach. Valuations are based on option pricing techniques, which utilize significant inputs that may include swap yield curve, currency exchange rates and implied volatilities. These embedded derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant unobservable inputs generally include: the extrapolation beyond observable limits of the swap yield curve and implied volatilities, actuarial assumptions for policyholder behavior and mortality and the potential variability in policyholder behavior and mortality, nonperformance risk and cost of capital for purposes of calculating the risk margin.

Reinsurance ceded on certain guaranteed minimum benefits

These embedded derivatives are principally valued using the income approach. The valuation techniques and significant market standard unobservable inputs used in their valuation are similar to those described above in “— Direct and assumed guaranteed minimum benefits” and also include counterparty credit spreads.

Transfers between Levels

Overall, transfers between levels occur when there are changes in the observability of inputs and market activity. Transfers into or out of any level are assumed to occur at the beginning of the period.

Transfers between Levels 1 and 2:

For assets and liabilities measured at estimated fair value and still held at December 31, 2014 and 2013, transfers between Levels 1 and 2 were $160 million and $101 million, respectively.

Transfers into or out of Level 3:

Assets and liabilities are transferred into Level 3 when a significant input cannot be corroborated with market observable data. This occurs when market activity decreases significantly and underlying inputs cannot be observed, current prices are not available, and/or when there are significant variances in quoted prices, thereby affecting transparency. Assets and liabilities are transferred out of Level 3 when circumstances change such that a significant input can be corroborated with market observable data. This may be due to a significant increase in market activity, a specific event, or one or more significant input(s) becoming observable.

Transfers into Level 3 for fixed maturity securities, FVO and trading securities, and separate account assets were due primarily to a lack of trading activity, decreased liquidity and credit ratings downgrades (e.g., from investment grade to below investment grade) which have resulted in decreased transparency of valuations and an increased use of independent non-binding broker quotations and unobservable inputs, such as illiquidity premiums, delta spread adjustments or credit spreads.

Transfers out of Level 3 for fixed maturity securities, equity securities, FVO and trading securities and separate account assets resulted primarily from increased transparency of both new issuances that, subsequent to issuance and establishment of trading activity, became priced by independent pricing services and existing issuances that, over time, the Company was able to obtain pricing from, or corroborate pricing received from, independent pricing services with observable inputs (such as observable spreads used in pricing securities) or increases in market activity and upgraded credit ratings.

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MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

10. Fair Value (continued)

Assets and Liabilities Measured at Fair Value Using Significant Unobservable Inputs (Level 3)

The following table presents certain quantitative information about the significant unobservable inputs used in the fair value measurement, and the sensitivity of the estimated fair value to changes in those inputs, for the more significant asset and liability classes measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at:

			December 31, 2014				December 31, 2013				Impact of Increase in Input on Estimated Fair Value (2)
	Valuation Techniques	Significant Unobservable Inputs	Range			Weighted Average (1)	Range			Weighted Average (1)

Fixed maturity securities (3)

U.S. corporate and foreign corporate	• Matrix pricing	• Delta spread adjustments (4)	(40)	-	240	46	(10)	-	240	46	Decrease

	• Market pricing	• Quoted prices (5)	—	-	750	151	—	-	277	119	Increase

	• Consensus pricing	• Offered quotes (5)	31	-	126	99	33	-	145	95	Increase

Foreign government	• Market pricing	• Quoted prices (5)	92	-	189	106	64	-	156	100	Increase

RMBS	• Market pricing	• Quoted prices (5)	22	-	120	97	10	-	109	98	Increase (6)

	• Consensus pricing	• Offered quotes (5)	1	-	118	93	69	-	101	93	Increase (6)

ABS	• Market pricing	• Quoted prices (5)	15	-	110	100	—	-	110	101	Increase (6)

	• Consensus pricing	• Offered quotes (5)	56	-	106	102	56	-	106	98	Increase (6)

Derivatives

Interest rate	• Present value techniques	• Swap yield (7)	278	-	297		248	-	450		Increase (12)

Foreign currency exchange rate	• Present value techniques	• Swap yield (7)	62	-	2,430		97	-	767		Increase (12)

		• Correlation (8)	40%	-	55%		38%	-	47%

Credit	• Present value techniques	• Credit spreads (9)	98	-	100		98	-	101		Decrease (9)

	• Consensus pricing	• Offered quotes (10)

Equity market	• Present value techniques or option pricing models	• Volatility (11)	15%	-	27%		13%	-	28%		Increase (12)

		• Correlation (8)	70%		70%		60%	-	60%

Embedded derivatives

Direct and assumed guaranteed minimum benefits	• Option pricing techniques	• Mortality rates:

		Ages 0 - 40	0%	-	0.28%		0%	-	0.14%		Decrease (13)

		Ages 41 - 60	0.04%	-	0.88%		0.04%	-	0.88%		Decrease (13)

		Ages 61 - 115	0.26%	-	100%		0.26%	-	100%		Decrease (13)

		• Lapse rates:

		Durations 1 - 10	0.50%	-	100%		0.50%	-	100%		Decrease (14)

		Durations 11 - 20	2%	-	100%		2%	-	100%		Decrease (14)

		Durations 21 - 116	2%	-	100%		2%	-	100%		Decrease (14)

		• Utilization rates	20%	-	50%		20%	-	50%		Increase (15)

		• Withdrawal rates	0%	-	20%		0%	-	40%		(16)

		• Long-term equity volatilities	7.30%	-	33%		9.14%	-	40%		Increase (17)

		• Nonperformance risk spread	(0.35)%	-	0.81%		(1.08)%	-	0.83%		Decrease (18)

(1)	The weighted average for fixed maturity securities is determined based on the estimated fair value of the securities.

(2)	The impact of a decrease in input would have the opposite impact on the estimated fair value. For embedded derivatives, changes are based on liability positions.

(3)	Significant increases (decreases) in expected default rates in isolation would result in substantially lower (higher) valuations.

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Notes to the Consolidated Financial Statements — (Continued)

10. Fair Value (continued)

(4)	Range and weighted average are presented in basis points.

(5)	Range and weighted average are presented in accordance with the market convention for fixed maturity securities of dollars per hundred dollars of par.

(6)

Changes in the assumptions used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumptions used for prepayment rates.

(7)

Ranges represent the rates across different yield curves and are presented in basis points. The swap yield curve is utilized among different types of derivatives to project cash flows, as well as to discount future cash flows to present value. Since this valuation methodology uses a range of inputs across a yield curve to value the derivative, presenting a range is more representative of the unobservable input used in the valuation.

(8)

Ranges represent the different correlation factors utilized as components within the valuation methodology. Presenting a range of correlation factors is more representative of the unobservable input used in the valuation. Increases (decreases) in correlation in isolation will increase (decrease) the significance of the change in valuations.

(9)

Represents the risk quoted in basis points of a credit default event on the underlying instrument. Credit derivatives with significant unobservable inputs are primarily comprised of written credit default swaps.

(10)	At both December 31, 2014 and 2013, independent non-binding broker quotations were used in the determination of less than 1% of the total net derivative estimated fair value.

(11)

Ranges represent the underlying equity volatility quoted in percentage points. Since this valuation methodology uses a range of inputs across multiple volatility surfaces to value the derivative, presenting a range is more representative of the unobservable input used in the valuation.

(12)	Changes are based on long U.S. dollar net asset positions and will be inversely impacted for short U.S. dollar net asset positions.

(13)

Mortality rates vary by age and by demographic characteristics such as gender. Mortality rate assumptions are based on company experience. A mortality improvement assumption is also applied. For any given contract, mortality rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(14)

Base lapse rates are adjusted at the contract level based on a comparison of the actuarially calculated guaranteed values and the current policyholder account value, as well as other factors, such as the applicability of any surrender charges. A dynamic lapse function reduces the base lapse rate when the guaranteed amount is greater than the account value as in the money contracts are less likely to lapse. Lapse rates are also generally assumed to be lower in periods when a surrender charge applies. For any given contract, lapse rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(15)

The utilization rate assumption estimates the percentage of contract holders with a GMIB or lifetime withdrawal benefit who will elect to utilize the benefit upon becoming eligible. The rates may vary by the type of guarantee, the amount by which the guaranteed amount is greater than the account value, the contract’s withdrawal history and by the age of the policyholder. For any given contract, utilization rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(16)

The withdrawal rate represents the percentage of account balance that any given policyholder will elect to withdraw from the contract each year. The withdrawal rate assumption varies by age and duration of the contract, and also by other factors such as benefit type. For any given contract, withdrawal rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative. For GMWBs, any increase (decrease) in withdrawal rates results in an increase (decrease) in the estimated fair value of the guarantees. For GMABs and GMIBs, any increase (decrease) in withdrawal rates results in a decrease (increase) in the estimated fair value.

(17)

Long-term equity volatilities represent equity volatility beyond the period for which observable equity volatilities are available. For any given contract, long-term equity volatility rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(18)

Nonperformance risk spread varies by duration and by currency. For any given contract, multiple nonperformance risk spreads will apply, depending on the duration of the cash flow being discounted for purposes of valuing the embedded derivative.

The following is a summary of the valuation techniques and significant unobservable inputs used in the fair value measurement of assets and liabilities classified within Level 3 that are not included in the preceding table. Generally, all other classes of securities classified within Level 3, including those within separate account assets, use the same valuation techniques and significant unobservable inputs as previously described for Level 3 securities. This includes matrix pricing and discounted cash flow methodologies, inputs such as quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2, as well as independent non-binding broker quotations. The residential mortgage loans — FVO and long-term debt of CSEs — FVO are valued using independent non-binding broker quotations and internal models including matrix pricing and discounted cash flow methodologies using current interest rates. The sensitivity of the estimated fair value to changes in the significant unobservable inputs for these other assets and liabilities is similar in nature to that described in the preceding table. The valuation techniques and significant unobservable inputs used in the fair value measurement for the more significant assets measured at estimated fair value on a nonrecurring basis and determined using significant unobservable inputs (Level 3) are summarized in “— Nonrecurring Fair Value Measurements.”

178	MetLife, Inc.

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Notes to the Consolidated Financial Statements — (Continued)

10. Fair Value (continued)

The following tables summarize the change of all assets and (liabilities) measured at estimated fair value on a recurring basis using significant unobservable inputs (Level 3):

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Fixed Maturity Securities
	U.S. Corporate	Foreign Corporate	U.S. Treasury and Agency	Foreign Government	RMBS	State and Political Subdivision	CMBS	ABS
	(In millions)

Year Ended December 31, 2014

Balance at January 1,	$7,148	$6,704	$62	$2,235	$2,957	$10	$972	$4,210

Total realized/unrealized gains (losses) included in:

Net income (loss): (1), (2)

Net investment income	10	17	—	111	48	—	2	6

Net investment gains (losses)	(6)	(8)	—	(50)	8	—	(12)	(38)

Net derivative gains (losses)	—	—	—	—	—	—	—	—

Other revenues	—	—	—	—	—	—	—	—

Policyholder benefits and claims	—	—	—	—	—	—	—	—

OCI	358	(5)	—	(110)	81	—	(46)	34

Purchases (3)	1,490	1,438	—	363	1,884	—	269	1,551

Sales (3)	(1,083)	(725)	—	(273)	(612)	—	(236)	(1,168)

Issuances (3)	—	—	—	—	—	—	—	—

Settlements (3)	—	—	—	—	—	—	—	—

Transfers into Level 3 (4)	260	266	—	253	46	—	58	45

Transfers out of Level 3 (4)	(1,235)	(1,197)	(62)	(1,218)	(29)	(10)	(242)	(2,396)

Balance at December 31,	$6,942	$6,490	$—	$1,311	$4,383	$—	$765	$2,244

Changes in unrealized gains (losses) included in net income (loss): (5)

Net investment income	$7	$15	$—	$12	$48	$—	$2	$2

Net investment gains (losses)	$(7)	$(2)	$—	$—	$(1)	$—	$(12)	$—

Net derivative gains (losses)	$—	$—	$—	$—	$—	$—	$—	$—

Other revenues	$—	$—	$—	$—	$—	$—	$—	$—

Policyholder benefits and claims	$—	$—	$—	$—	$—	$—	$—	$—

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MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

10. Fair Value (continued)

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Equity Securities		FVO and Trading Securities					Mortgage Loans
	Common Stock	Non- redeemable Preferred Stock	Actively Traded Securities	FVO General Account Securities	FVO Contractholder- directed Unit-linked Investments	FVO Securities Held by CSEs	Short-term Investments	Residential Mortgage Loans - FVO	Mortgage Loans Held- for-sale
	(In millions)

Year Ended December 31, 2014

Balance at January 1,	$177	$395	$12	$29	$603	—	$254	$338	$—

Total realized/unrealized gains (losses) included in:

Net income (loss): (1), (2)

Net investment income	—	—	—	6	2	—	3	20	—

Net investment gains (losses)	13	4	—	—	—	—	(2)	—	—

Net derivative gains (losses)	—	—	—	—	—	—	—	—	—

Other revenues	—	—	—	—	—	—	—	—	—

Policyholder benefits and claims	—	—	—	—	—	—	—	—	—

OCI	(83)	3	—	—	—	—	—	—	—

Purchases (3)	30	—	5	—	297	—	335	124	—

Sales (3)	(43)	(58)	(7)	(9)	(467)	(1)	(236)	(120)	—

Issuances (3)	—	—	—	—	—	—	—	—	—

Settlements (3)	—	—	—	—	—	—	—	(54)	—

Transfers into Level 3 (4)	1	6	—	69	65	13	—	—	—

Transfers out of Level 3 (4)	—	(100)	(5)	—	(45)	—	(18)	—	—

Balance at December 31,	$95	$250	$5	$95	$455	$12	$336	$308	$—

Changes in unrealized gains (losses) included in net income (loss): (5)

Net investment income	$—	$—	$—	$6	$(13)	—	$1	$20	$—

Net investment gains (losses)	$(2)	$(3)	$—	$—	$—	—	$—	$—	$—

Net derivative gains (losses)	$—	$—	$—	$—	$—	—	$—	$—	$—

Other revenues	$—	$—	$—	$—	$—	—	$—	$—	$—

Policyholder benefits and claims	$—	$—	$—	$—	$—	—	$—	$—	$—

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MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

10. Fair Value (continued)

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Net Derivatives (6)
	Interest Rate	Foreign Currency Exchange Rate	Credit	Equity Market	Net Embedded Derivatives (7)	Separate Account Assets (8)	Long-term Debt of CSEs-FVO	MSRs (9)	Liability Related to Securitized Reverse Mortgage Loans (9)
	(In millions)

Year Ended December 31, 2014

Balance at January 1,	$13	$(11)	$29	$(317)	$1,258	$1,465	$(28)	$—	$—

Total realized/unrealized gains(losses) included in:

Net income (loss): (1), (2)

Net investment income	—	—	—	—	—	—	—	—	—

Net investment gains (losses)	—	—	—	—	—	103	(1)	—	—

Net derivative gains (losses)	14	(76)	(13)	(12)	(260)	—	—	—	—

Other revenues	—	—	—	—	—	—	—	—	—

Policyholder benefits and claims	—	—	—	4	87	—	—	—	—

OCI	95	3	—	3	191	—	—	—	—

Purchases (3)	—	—	—	7	—	657	—	—	—

Sales (3)	—	—	—	—	—	(459)	—	—	—

Issuances (3)	—	—	(4)	—	—	81	—	—	—

Settlements (3)	(59)	16	—	8	(846)	(28)	16	—	—

Transfers into Level 3 (4)	—	—	—	—	—	147	—	—	—

Transfers out of Level 3 (4)	—	—	—	—	—	(44)	—	—	—

Balance at December 31,	$63	$(68)	$12	$(307)	$430	$1,922	$(13)	$—	$—

Changes in unrealized gains (losses) included in net income (loss): (5)

Net investment income	$—	$—	$—	$—	$—	$—	$—	$—	$—

Net investment gains (losses)	$—	$—	$—	$—	$—	$—	$(1)	$—	$—

Net derivative gains (losses)	$—	$(59)	$(1)	$(11)	$(260)	$—	$—	$—	$—

Other revenues	$—	$—	$—	$—	$—	$—	$—	$—	$—

Policyholder benefits and claims	$—	$—	$—	$4	$87	$—	$—	$—	$—

MetLife, Inc.	181

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

10. Fair Value (continued)

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Fixed Maturity Securities
	U.S. Corporate	Foreign Corporate	U.S Treasury and Agency	Foreign Government	RMBS	State and Political Subdivision	CMBS	ABS
	(In millions)

Year Ended December 31, 2013

Balance at January 1,	$7,433	$6,208	$71	$1,814	$2,037	$54	$1,147	$3,656

Total realized/unrealized gains (losses) included in:

Net income (loss): (1), (2)

Net investment income	10	9	—	9	31	—	5	8

Net investment gains (losses)	(31)	(33)	—	8	(3)	—	(14)	5

Net derivative gains (losses)	—	—	—	—	—	—	—	—

Other revenues	—	—	—	—	—	—	—	—

Policyholder benefits and claims	—	—	—	—	—	—	—	—

OCI	(94)	(75)	(3)	(84)	155	(1)	(45)	(70)

Purchases (3)	1,555	1,972	—	734	1,155	—	546	1,870

Sales (3)	(1,178)	(999)	(6)	(128)	(399)	(7)	(450)	(814)

Issuances (3)	—	—	—	—	—	—	—	—

Settlements (3)	—	—	—	—	—	—	—	—

Transfers into Level 3 (4)	1,092	310	—	81	56	—	114	33

Transfers out of Level 3 (4)	(1,639)	(688)	—	(199)	(75)	(36)	(331)	(478)

Balance at December 31,	$7,148	$6,704	$62	$2,235	$2,957	$10	$972	$4,210

Changes in unrealized gains (losses) included in net income (loss): (5)

Net investment income	$8	$8	$—	$9	$36	$—	$3	$1

Net investment gains (losses)	$(39)	$(3)	$—	$—	$(3)	$—	$(12)	$—

Net derivative gains (losses)	$—	$—	$—	$—	$—	$—	$—	$—

Other revenues	$—	$—	$—	$—	$—	$—	$—	$—

Policyholder benefits and claims	$—	$—	$—	$—	$—	$—	$—	$—

182	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

10. Fair Value (continued)

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Equity Securities		FVO and Trading Securities				Short-term Investments	Mortgage Loans
	Common Stock	Non- redeemable Preferred Stock	Actively Traded Securities	FVO General Account Securities	FVO Contractholder- directed Unit-linked Investments	FVO Securities held by CSEs		Residential Mortgage Loans - FVO	Mortgage Loans Held- for-sale
	(In millions)

Year Ended December 31, 2013

Balance at January 1,	$190	$419	$6	$32	$937	$—	$429	$—	$49

Total realized/unrealized gains (losses) included in:

Net income (loss): (1), (2)

Net investment income	—	—	—	6	(8)	—	3	1	—

Net investment gains (losses)	26	(32)	—	6	—	—	(23)	—	—

Net derivative gains (losses)	—	—	—	—	—	—	—	—	—

Other revenues	—	—	—	—	—	—	—	—	—

Policyholder benefits and claims	—	—	—	—	—	—	—	—	—

OCI	—	100	—	—	—	—	17	—	—

Purchases (3)	9	21	9	—	340	—	256	339	—

Sales (3)	(45)	(113)	—	(30)	(608)	—	(427)	(2)	(45)

Issuances (3)	—	—	—	—	—	—	—	—	—

Settlements (3)	—	—	—	—	—	—	—	—	(4)

Transfers into Level 3 (4)	1	—	—	15	235	—	—	—	—

Transfers out of Level 3 (4)	(4)	—	(3)	—	(293)	—	(1)	—	—

Balance at December 31,	$177	$395	$12	$29	$603	$—	$254	$338	$—

Changes in unrealized gains (losses) included in net income (loss): (5)

Net investment income	$—	$—	$—	$5	$(1)	$—	$2	$1	$—

Net investment gains (losses)	$(3)	$(20)	$—	$—	$—	$—	$—	$—	$—

Net derivative gains (losses)	$—	$—	$—	$—	$—	$—	$—	$—	$—

Other revenues	$—	$—	$—	$—	$—	$—	$—	$—	$—

Policyholder benefits and claims	$—	$—	$—	$—	$—	$—	$—	$—	$—

MetLife, Inc.	183

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

10. Fair Value (continued)

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Net Derivatives (6)				Net Embedded Derivatives (7)	Separate Account Assets (8)	Long-term Debt of CSEs - FVO	MSRs (9)
	Interest Rate	Foreign Currency Exchange Rate	Credit	Equity Market					Liability Related to Securitized Reverse Mortgage Loans (9)
	(In millions)

Year Ended December 31, 2013

Balance at January 1,

Total realized/unrealized gains (losses) included in:	$177	$37	$43	$128	$(3,162)	$1,205	$(44)	$—	$—

Net income (loss): (1), (2)

Net investment income	—	—	—	—	—	—	—	—	—

Net investment gains (losses)	—	—	—	—	—	35	(2)	—	—

Net derivative gains (losses)	(16)	(49)	(12)	(479)	5,041	—	—	—	—

Other revenues	—	—	—	—	—	—	—	—	—

Policyholder benefits and claims	—	—	—	19	(139)	—	—	—	—

OCI	(102)	(1)	—	—	300	—	—	—	—

Purchases (3)	—	—	—	14	—	294	—	—	—

Sales (3)	—	—	—	—	—	(319)	—	—	—

Issuances (3)	—	—	(1)	—	—	72	—	—	—

Settlements (3)	(31)	2	(1)	1	(782)	—	18	—	—

Transfers into Level 3 (4)	—	—	—	—	—	240	—	—	—

Transfers out of Level 3 (4)	(15)	—	—	—	—	(62)	—	—	—

Balance at December 31,	$13	$(11)	$29	$(317)	$1,258	$1,465	$(28)	$—	$—

Changes in unrealized gains (losses) included in net income (loss): (5)

Net investment income	$—	$—	$—	$—	$—	$—	$—	$—	$—

Net investment gains (losses)	$—	$—	$—	$—	$—	$—	$—	$—	$—

Net derivative gains (losses)	$(8)	$(46)	$(10)	$(463)	$5,022	$—	$—	$—	$—

Other revenues	$—	$—	$—	$—	$—	$—	$—	$—	$—

Policyholder benefits and claims	$—	$—	$—	$19	$(135)	$—	$—	$—	$—

184	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

10. Fair Value (continued)

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Fixed Maturity Securities
	U.S. Corporate	Foreign Corporate	U.S. Treasury and Agency	Foreign Government	RMBS	State and Political Subdivision	CMBS	ABS
	(In millions)

Year Ended December 31, 2012

Balance at January 1,	$6,784	$4,370	$31	$2,322	$1,602	$53	$753	$1,850

Total realized/unrealized gains (losses) included in:

Net income (loss): (1), (2)

Net investment income	14	20	—	14	27	—	8	18

Net investment gains (losses)	4	(78)	—	(3)	(7)	—	(42)	2

Net derivative gains (losses)	—	—	—	—	—	—	—	—

Other revenues	—	—	—	—	—	—	—	—

Policyholder benefits and claims	—	—	—	—	—	—	—	—

OCI	328	294	—	45	275	3	(4)	(2)

Purchases (3)	1,718	2,654	48	431	952	5	682	2,007

Sales (3)	(1,207)	(855)	(8)	(673)	(704)	(7)	(397)	(177)

Issuances (3)	—	—	—	—	—	—	—	—

Settlements (3)	—	—	—	—	—	—	—	—

Transfers into Level 3 (4)	661	186	—	28	161	—	177	6

Transfers out of Level 3 (4)	(869)	(383)	—	(350)	(269)	—	(30)	(48)

Balance at December 31,	$7,433	$6,208	$71	$1,814	$2,037	$54	$1,147	$3,656

Changes in unrealized gains (losses) included in net income (loss): (5)

Net investment income	$12	$19	$—	$16	$27	$—	$2	$18

Net investment gains (losses)	$(4)	$(30)	$—	$—	$(4)	$—	$(1)	$—

Net derivative gains (losses)	$—	$—	$—	$—	$—	$—	$—	$—

Other revenues	$—	$—	$—	$—	$—	$—	$—	$—

Policyholder benefits and claims	$—	$—	$—	$—	$—	$—	$—	$—

MetLife, Inc.	185

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

10. Fair Value (continued)

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Equity Securities		FVO and Trading Securities				Short-term Investments	Mortgage Loans
	Common Stock	Non- redeemable Preferred Stock	Actively Traded Securities	FVO General Account Securities	FVO Contractholder- directed Unit-linked Investments	FVO Securities held by CSEs		Residential Mortgage Loans - FVO	Mortgage Loans Held- for-sale
	(In millions)

Year Ended December 31, 2012

Balance at January 1,	$281	$438	$—	$23	$1,386	$—	$590	$—	$1,414

Total realized/unrealized gains (losses) included in:

Net income (loss): (1), (2)

Net investment income	—	—	—	18	25	—	2	—	—

Net investment gains (losses)	(1)	2	—	—	—	—	—	—	—

Net derivative gains (losses)	—	—	—	—	—	—	—	—	—

Other revenues	—	—	—	—	—	—	—	—	(35)

Policyholder benefits and claims	—	—	—	—	—	—	—	—	—

OCI	13	40	—	—	—	—	(26)	—	—

Purchases (3)	99	5	6	—	604	—	425	—	1

Sales (3)	(140)	(66)	—	(9)	(1,040)	—	(559)	—	(1,348)

Issuances (3)	—	—	—	—	—	—	—	—	7

Settlements (3)	—	—	—	—	—	—	—	—	(43)

Transfers into Level 3 (4)	3	—	—	—	—	—	5	—	56

Transfers out of Level 3 (4)	(65)	—	—	—	(38)	—	(8)	—	(3)

Balance at December 31,	$190	$419	$6	$32	$937	$—	$429	$—	$49

Changes in unrealized gains (losses) included in net income (loss): (5)

Net investment income	$—	$—	$—	$14	$25	$—	$1	$—	$—

Net investment gains (losses)	$(11)	$—	$—	$—	$—	$—	$—	$—	$—

Net derivative gains (losses)	$—	$—	$—	$—	$—	$—	$—	$—	$—

Other revenues	$—	$—	$—	$—	$—	$—	$—	$—	$(29)

Policyholder benefits and claims	$—	$—	$—	$—	$—	$—	$—	$—	$—

186	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

10. Fair Value (continued)

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Net Derivatives (6)				Net Embedded Derivatives (7)	Separate Account Assets (8)	Long-term Debt of CSEs - FVO	MSRs (9)
	Interest Rate	Foreign Currency Exchange Rate	Credit	Equity Market					Liability Related to Securitized Reverse Mortgage Loans (9)
	(In millions)

Year Ended December 31, 2012

Balance at January 1,	$300	$44	$1	$889	$(4,203)	$1,325	$(116)	$666	$(1,175)

Total realized/unrealized gains (losses) included in:

Net income (loss): (1), (2)

Net investment income	—	—	—	—	—	—	—	—	—

Net investment gains (losses)	—	—	—	—	—	99	(7)	—	—

Net derivative gains (losses)	15	10	48	(606)	1,305	—	—	—	—

Other revenues	(67)	—	—	—	—	—	—	(83)	1

Policyholder benefits and claims	—	—	—	29	75	—	—	—	—

OCI	—	—	—	(3)	259	—	—	—	—

Purchases (3)	—	—	—	19	—	244	—	—	—

Sales (3)	—	—	—	—	—	(443)	—	(485)	1,149

Issuances (3)	—	—	(3)	(44)	—	2	—	43	—

Settlements (3)	(71)	(17)	(3)	(156)	(598)	(1)	79	(141)	23

Transfers into Level 3 (4)	—	—	—	—	—	24	—	—	—

Transfers out of Level 3 (4)	—	—	—	—	—	(45)	—	—	2

Balance at December 31,	$177	$37	$43	$128	$(3,162)	$1,205	$(44)	$—	$—

Changes in unrealized gains (losses) included in net income (loss): (5)

Net investment income	$—	$—	$—	$—	$—	$—	$—	$—	$—

Net investment gains (losses)	$—	$—	$—	$—	$—	$—	$(7)	$—	$—

Net derivative gains (losses)	$—	$(12)	$47	$(593)	$1,275	$—	$—	$—	$—

Other revenues	$—	$—	$—	$—	$—	$—	$—	$—	$—

Policyholder benefits and claims	$—	$—	$—	$29	$78	$—	$—	$—	$—

(1)

Amortization of premium/accretion of discount is included within net investment income. Impairments charged to net income (loss) on securities and mortgage loans held-for-sale are included in net investment gains (losses), changes in estimated fair value of mortgage loans -FVO are included in net investment income, and changes in the estimated fair value of mortgage loans held-for-sale and MSRs are included in other revenues. Lapses associated with net embedded derivatives are included in net derivative gains (losses).

(2)	Interest and dividend accruals, as well as cash interest coupons and dividends received, are excluded from the rollforward.

(3)	Items purchased/issued and then sold/settled in the same period are excluded from the rollforward. Fees attributed to embedded derivatives are included in settlements.

(4)

Gains and losses, in net income (loss) and OCI, are calculated assuming transfers into and/or out of Level 3 occurred at the beginning of the period. Items transferred into and then out of Level 3 in the same period are excluded from the rollforward.

(5)	Changes in unrealized gains (losses) included in net income (loss) relate to assets and liabilities still held at the end of the respective periods.

(6)	Freestanding derivative assets and liabilities are presented net for purposes of the rollforward.

(7)	Embedded derivative assets and liabilities are presented net for purposes of the rollforward.

(8)

Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders within separate account liabilities. Therefore, such changes in estimated fair value are not recorded in net income. For the purpose of this disclosure, these changes are presented within net investment gains (losses).

(9)	See Note 3 for a discussion of the MetLife Bank Divestiture. Other revenues related to MSRs represent the changes in estimated fair value due to changes in valuation model inputs or assumptions.

MetLife, Inc.	187

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

10. Fair Value (continued)

Fair Value Option

The following table presents information for certain assets and liabilities accounted for under the FVO. These assets and liabilities were initially measured at fair value.

	Residential Mortgage Loans — FVO		Certain Assets and Liabilities of CSEs (1)
	December 31,		December 31,
	2014	2013	2014	2013
	(In millions)

Assets

Unpaid principal balance	$436	$508	$223	$1,528

Difference between estimated fair value and unpaid principal balance	(128)	(170)	57	70

Carrying value at estimated fair value	$308	$338	$280	$1,598

Loans in non-accrual status	$125	$—	$—	$—

Liabilities

Contractual principal balance			$159	$1,445

Difference between estimated fair value and contractual principal balance			(8)	10

Carrying value at estimated fair value			$151	$1,455

(1)

These assets and liabilities are comprised of commercial mortgage loans and long-term debt. Changes in estimated fair value on these assets and liabilities and gains or losses on sales of these assets are recognized in net investment gains (losses). Interest income on commercial mortgage loans held by CSEs — FVO is recognized in net investment income. Interest expense from long-term debt of CSEs — FVO is recognized in other expenses.

Nonrecurring Fair Value Measurements

The following table presents information for assets measured at estimated fair value on a nonrecurring basis during the periods and still held at the reporting dates (for example, when there is evidence of impairment). The estimated fair values for these assets were determined using significant unobservable inputs (Level 3).

	At December 31,			Years Ended December 31,
	2014	2013	2012	2014	2013	2012
	Carrying Value After Measurement			Gains (Losses)
	(In millions)

Mortgage loans: (1)

Held-for-investment	$97	$211	$428	$2	$20	$(11)

Held-for-sale	$—	$3	$319	$—	$—	$(31)

Other limited partnership interests (2)	$147	$77	$54	$(76)	$(46)	$(33)

Goodwill (3)	$—	$—	$—	$—	$—	$(1,868)

Other assets (4)	$—	$—	$32	$—	$—	$(77)

(1)

Estimated fair values for impaired mortgage loans are based on independent broker quotations or valuation models using unobservable inputs or, if the loans are in foreclosure or are otherwise determined to be collateral dependent, are based on the estimated fair value of the underlying collateral or the present value of the expected future cash flows.

(2)

For these cost method investments, estimated fair value is determined from information provided in the financial statements of the underlying entities including NAV data. These investments include private equity and debt funds that typically invest primarily in various strategies including domestic and international leveraged buyout funds; power, energy, timber and infrastructure development funds; venture capital funds; and below investment grade debt and mezzanine debt funds. Distributions will be generated from investment gains,

188	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

10. Fair Value (continued)

from operating income from the underlying investments of the funds and from liquidation of the underlying assets of the funds. It is estimated that the underlying assets of the funds will be liquidated over the next two to 10 years. Unfunded commitments for these investments at both December 31, 2014 and 2013 were not significant.

(3)	As discussed in Note 11, in 2012, the Company recorded an impairment of goodwill associated with the Retail Annuities reporting unit.

(4)	As discussed in Note 5, in 2012, the Company recorded an impairment of VOCRA, which is included in other assets.

Fair Value of Financial Instruments Carried at Other Than Fair Value

The following tables provide fair value information for financial instruments that are carried on the balance sheet at amounts other than fair value. These tables exclude the following financial instruments: cash and cash equivalents, accrued investment income, payables for collateral under securities loaned and other transactions, short-term debt and those short-term investments that are not securities, such as time deposits, and therefore are not included in the three level hierarchy table disclosed in the “— Recurring Fair Value Measurements” section. The estimated fair value of the excluded financial instruments, which are primarily classified in Level 2 and, to a lesser extent, in Level 1, approximates carrying value as they are short-term in nature such that the Company believes there is minimal risk of material changes in interest rates or credit quality. All remaining balance sheet amounts excluded from the table below are not considered financial instruments subject to this disclosure.

The carrying values and estimated fair values for such financial instruments, and their corresponding placement in the fair value hierarchy, are summarized as follows at:

	December 31, 2014
		Fair Value Hierarchy
	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
	(In millions)

Assets

Mortgage loans	$59,530	$—	$—	$62,554	$62,554

Policy loans	$11,618	$—	$1,647	$12,287	$13,934

Real estate joint ventures	$67	$—	$—	$139	$139

Other limited partnership interests	$704	$—	$—	$906	$906

Other invested assets	$562	$172	$70	$320	$562

Premiums, reinsurance and other receivables	$3,070	$—	$713	$2,444	$3,157

Other assets	$251	$—	$175	$68	$243

Liabilities

PABs	$134,219	$—	$—	$139,359	$139,359

Long-term debt	$16,128	$—	$18,357	$—	$18,357

Collateral financing arrangements	$4,196	$—	$—	$3,961	$3,961

Junior subordinated debt securities	$3,193	$—	$4,173	$—	$4,173

Other liabilities	$2,544	$—	$1,223	$1,323	$2,546

Separate account liabilities	$116,665	$—	$116,665	$—	$116,665

MetLife, Inc.	189

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

10. Fair Value (continued)

	December 31, 2013
		Fair Value Hierarchy
	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
	(In millions)

Assets

Mortgage loans	$55,770	$—	$—	$57,924	$57,924

Policy loans	$11,764	$—	$1,694	$11,512	$13,206

Real estate joint ventures	$102	$—	$—	$169	$169

Other limited partnership interests	$950	$—	$—	$1,109	$1,109

Other invested assets	$844	$322	$163	$359	$844

Premiums, reinsurance and other receivables	$3,116	$—	$728	$2,382	$3,110

Other assets	$324	$—	$210	$142	$352

Liabilities

PABs	$139,735	$—	$—	$144,631	$144,631

Long-term debt	$17,170	$—	$18,564	$—	$18,564

Collateral financing arrangements	$4,196	$—	$—	$3,984	$3,984

Junior subordinated debt securities	$3,193	$—	$3,789	$—	$3,789

Other liabilities	$2,239	$—	$948	$1,292	$2,240

Separate account liabilities	$117,562	$—	$117,562	$—	$117,562

The methods, assumptions and significant valuation techniques and inputs used to estimate the fair value of financial instruments are summarized as follows:

Mortgage Loans

The estimated fair value of mortgage loans is primarily determined by estimating expected future cash flows and discounting them using current interest rates for similar mortgage loans with similar credit risk, or is determined from pricing for similar loans.

Policy Loans

Policy loans with fixed interest rates are classified within Level 3. The estimated fair values for these loans are determined using a discounted cash flow model applied to groups of similar policy loans determined by the nature of the underlying insurance liabilities. Cash flow estimates are developed by applying a weighted-average interest rate to the outstanding principal balance of the respective group of policy loans and an estimated average maturity determined through experience studies of the past performance of policyholder repayment behavior for similar loans. These cash flows are discounted using current risk-free interest rates with no adjustment for borrower credit risk as these loans are fully collateralized by the cash surrender value of the underlying insurance policy. Policy loans with variable interest rates are classified within Level 2 and the estimated fair value approximates carrying value due to the absence of borrower credit risk and the short time period between interest rate resets, which presents minimal risk of a material change in estimated fair value due to changes in market interest rates.

Real Estate Joint Ventures and Other Limited Partnership Interests

The estimated fair values of these cost method investments are generally based on the Company’s share of the NAV as provided in the financial statements of the investees. In certain circumstances, management may adjust the NAV by a premium or discount when it has sufficient evidence to support applying such adjustments.

Other Invested Assets

These other invested assets are principally comprised of various interest-bearing assets held in foreign subsidiaries and certain amounts due under contractual indemnifications. For the various interest-bearing assets held in foreign subsidiaries, the Company evaluates the specific facts and circumstances of each instrument to determine the appropriate estimated fair values. These estimated fair values were not materially different from the recognized carrying values.

Premiums, Reinsurance and Other Receivables

Premiums, reinsurance and other receivables are principally comprised of certain amounts recoverable under reinsurance agreements, amounts on deposit with financial institutions to facilitate daily settlements related to certain derivatives and amounts receivable for securities sold but not yet settled.

Amounts recoverable under ceded reinsurance agreements, which the Company has determined do not transfer significant risk such that they are accounted for using the deposit method of accounting, have been classified as Level 3. The valuation is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using interest rates determined to reflect the appropriate credit standing of the assuming counterparty.

190	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

10. Fair Value (continued)

The amounts on deposit for derivative settlements, classified within Level 2, essentially represent the equivalent of demand deposit balances and amounts due for securities sold are generally received over short periods such that the estimated fair value approximates carrying value.

Other Assets

These other assets are principally comprised of a receivable for cash paid to an unaffiliated financial institution under the MetLife Reinsurance Company of Charleston (“MRC”) collateral financing arrangement described in Note 13. The estimated fair value of the receivable for the cash paid to the unaffiliated financial institution under the MRC collateral financing arrangement is determined by discounting the expected future cash flows using a discount rate that reflects the credit rating of the unaffiliated financial institution.

PABs

These PABs include investment contracts. Embedded derivatives on investment contracts and certain variable annuity guarantees accounted for as embedded derivatives are excluded from this caption in the preceding tables as they are separately presented in “— Recurring Fair Value Measurements.”

The investment contracts primarily include certain funding agreements, fixed deferred annuities, modified guaranteed annuities, fixed term payout annuities and total control accounts. The valuation of these investment contracts is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using current market risk-free interest rates adding a spread to reflect the nonperformance risk in the liability.

Long-term Debt, Collateral Financing Arrangements and Junior Subordinated Debt Securities

The estimated fair values of long-term debt and junior subordinated debt securities are principally determined using market standard valuation methodologies. Capital leases, which are not required to be disclosed at estimated fair value, are excluded from the preceding tables.

Valuations of instruments classified as Level 2 are based primarily on quoted prices in markets that are not active or using matrix pricing that use standard market observable inputs such as quoted prices in markets that are not active and observable yields and spreads in the market. Instruments valued using discounted cash flow methodologies use standard market observable inputs including market yield curve, duration, call provisions, observable prices and spreads for similar publicly traded or privately traded issues.

Valuations of instruments classified as Level 3 are based primarily on discounted cash flow methodologies that utilize unobservable discount rates that can vary significantly based upon the specific terms of each individual arrangement. The determination of estimated fair values of collateral financing arrangements incorporates valuations obtained from the counterparties to the arrangements, as part of the collateral management process.

Other Liabilities

Other liabilities consist primarily of interest and dividends payable, amounts due for securities purchased but not yet settled, funds withheld amounts payable, which are contractually withheld by the Company in accordance with the terms of the reinsurance agreements, and amounts payable under certain assumed reinsurance agreements, which are recorded using the deposit method of accounting. The Company evaluates the specific terms, facts and circumstances of each instrument to determine the appropriate estimated fair values, which are not materially different from the carrying values, with the exception of certain deposit type reinsurance payables. For such payables, the estimated fair value is determined as the present value of expected future cash flows, which are discounted using an interest rate determined to reflect the appropriate credit standing of the assuming counterparty.

Separate Account Liabilities

Separate account liabilities represent those balances due to policyholders under contracts that are classified as investment contracts.

Separate account liabilities classified as investment contracts primarily represent variable annuities with no significant mortality risk to the Company such that the death benefit is equal to the account balance, funding agreements related to group life contracts and certain contracts that provide for benefit funding.

Since separate account liabilities are fully funded by cash flows from the separate account assets which are recognized at estimated fair value as described in the section “— Recurring Fair Value Measurements,” the value of those assets approximates the estimated fair value of the related separate account liabilities. The valuation techniques and inputs for separate account liabilities are similar to those described for separate account assets.

11. Goodwill

Goodwill is the excess of cost over the estimated fair value of net assets acquired. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. The goodwill impairment process requires a comparison of the estimated fair value of a reporting unit to its carrying value. The Company tests goodwill for impairment by either performing a qualitative assessment or a two-step quantitative test. The qualitative assessment is an assessment of historical information and relevant events and circumstances to determine whether it is more

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Notes to the Consolidated Financial Statements — (Continued)

11. Goodwill (continued)

likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. The Company may elect not to perform the qualitative assessment for some or all of its reporting units and perform a two-step quantitative impairment test. In performing the two-step quantitative impairment test, the Company may use a market multiple valuation approach and a discounted cash flow valuation approach. For reporting units which are particularly sensitive to market assumptions, the Company may use additional valuation methodologies to estimate the reporting units’ fair values.

The market multiple valuation approach utilizes market multiples of companies with similar businesses and the projected operating earnings of the reporting unit. The discounted cash flow valuation approach requires judgments about revenues, operating earnings projections, capital market assumptions and discount rates. The key inputs, judgments and assumptions necessary in determining estimated fair value of the reporting units include projected operating earnings, current book value, the level of economic capital required to support the mix of business, long-term growth rates, comparative market multiples, the account value of in-force business, projections of new and renewal business, as well as margins on such business, the level of interest rates, credit spreads, equity market levels, and the discount rate that the Company believes is appropriate for the respective reporting unit.

When testing goodwill for impairment, the Company also considers its market capitalization in relation to the aggregate estimated fair value of its reporting units. The Company applies significant judgment when determining the estimated fair value of the Company’s reporting units and when assessing the relationship of market capitalization to the aggregate estimated fair value of its reporting units.

The valuation methodologies utilized are subject to key judgments and assumptions that are sensitive to change. Estimates of fair value are inherently uncertain and represent only management’s reasonable expectation regarding future developments. These estimates and the judgments and assumptions upon which the estimates are based will, in all likelihood, differ in some respects from actual future results. Declines in the estimated fair value of the Company’s reporting units could result in goodwill impairments in future periods which could materially adversely affect the Company’s results of operations or financial position.

For the 2014 annual goodwill impairment tests, the Company utilized the qualitative assessment for five of its six reporting units and determined it was not more than likely that the fair value of any of the reporting units tested using the qualitative assessment was less than its carrying amount, and, therefore no further testing was needed for these reporting units. For the sixth reporting unit (EMEA), the Company prepared a quantitative impairment test, using both the market multiple and discounted cash flow valuation approaches. The Company determined that the fair value of this reporting unit was in excess of its carrying value and, therefore goodwill was not impaired.

As discussed in Note 2, effective January 1, 2015, the Company implemented certain segment reporting changes, which were approved by the chief operating decision maker in the fourth quarter of 2014. As a result, goodwill was re-tested for impairment during the fourth quarter of 2014 using estimated revised carrying amounts of the reporting units. The Company concluded that the fair values of all reporting units were in excess of their carrying value and, therefore, goodwill was not impaired.

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Notes to the Consolidated Financial Statements — (Continued)

11. Goodwill (continued)

Information regarding goodwill by segment, as well as Corporate & Other, was as follows:

	Retail	Group, Voluntary & Worksite Benefits	Corporate Benefit Funding	Latin America	Asia (1)	EMEA	Corporate & Other (2)	Total
	(In millions)
Balance at January 1, 2012

Goodwill	$3,125	$138	$900	$501	$5,533	$1,333	$470	$12,000

Accumulated impairment	—	—	—	—	—	—	(65)	(65)

Total goodwill, net	3,125	138	900	501	5,533	1,333	405	11,935

Acquisitions	—	—	—	—	—	1	—	1

Impairments (3)	(1,692)	—	—	—	—	—	(176)	(1,868)

Effect of foreign currency translation and other	—	—	—	26	(146)	5	—	(115)

Balance at December 31, 2012

Goodwill	3,125	138	900	527	5,387	1,339	470	11,886

Accumulated impairment	(1,692)	—	—	—	—	—	(241)	(1,933)

Total goodwill, net	1,433	138	900	527	5,387	1,339	229	9,953

Acquisitions (4)	—	—	—	1,140	—	1	—	1,141

Dispositions	—	—	—	—	—	(8)	—	(8)

Reduction of goodwill (5)	—	—	—	—	—	—	(65)	(65)

Reduction of accumulated impairment (5)	—	—	—	—	—	—	65	65

Effect of foreign currency translation and other	—	—	—	(79)	(489)	24	—	(544)

Balance at December 31, 2013

Goodwill	3,125	138	900	1,588	4,898	1,356	405	12,410

Accumulated impairment	(1,692)	—	—	—	—	—	(176)	(1,868)

Total goodwill, net	1,433	138	900	1,588	4,898	1,356	229	10,542

Dispositions (6)	—	—	(60)	—	(3)	(7)	—	(70)

Effect of foreign currency translation and other	—	—	—	(203)	(280)	(117)	—	(600)

Balance at December 31, 2014

Goodwill	3,125	138	840	1,385	4,615	1,232	405	11,740

Accumulated impairment	(1,692)	—	—	—	—	—	(176)	(1,868)

Total goodwill, net	$1,433	$138	$840	$1,385	$4,615	$1,232	$229	$9,872

(1)	Includes goodwill of $4.4 billion, $4.7 billion and $5.2 billion from the Japan operations at December 31, 2014, 2013 and 2012, respectively.

(2)

For purposes of goodwill impairment testing in 2014, the balance of $229 million, of net goodwill in Corporate & Other at December 31, 2013 did not change. This balance resulted from goodwill acquired as part of the 2005 Travelers acquisition and was allocated to business units of the Retail; Group, Voluntary & Worksite Benefits; and Corporate Benefit Funding segments in the amounts of $34 million, $9 million and $186 million, respectively.

(3)

In connection with the Company’s annual goodwill impairment testing in 2012, the market multiple and discounted cash flow valuation approaches indicated that the fair value of the Retail Annuities reporting unit was below its carrying value. As a result, an actuarial appraisal, which estimates the net worth of the reporting unit, the value of existing business and the value of new business, was

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Notes to the Consolidated Financial Statements — (Continued)

11. Goodwill (continued)

performed. This appraisal resulted in a fair value of the Retail Annuities reporting unit that was less than the carrying value, indicating a potential for goodwill impairment. A further comparison of the implied fair value of its goodwill with the reporting unit’s carrying amount indicated that the entire amount of goodwill associated with the Retail Annuities reporting unit was impaired. Therefore, the Company recorded a non-cash charge of $1.9 billion ($1.6 billion, net of income tax) for the impairment of the entire goodwill balance in the consolidated statements of operations for the year ended December 31, 2012. Of this amount, $1.4 billion was impaired at MetLife, Inc. There was no impact on income taxes.

(4)	See Note 3 for a discussion of the acquisition of ProVida, which is included in the Latin America segment.

(5)	In connection with the MetLife Bank Divestiture, goodwill and the related accumulated impairment were reduced by $65 million for the year ended December 31, 2013. See Note 3.

(6)

In connection with the sale of MAL, goodwill in the Corporate Benefit Funding reporting unit was reduced by $60 million during the year ended December 31, 2014. See Note 3. This goodwill was allocated to MAL based on the relative fair values of MAL and the remaining portion of the Corporate Benefit Funding reporting unit.

12.	Long-term and Short-term Debt

Long-term and short-term debt outstanding was as follows:

	Interest Rates (1)		Maturity	December 31,
	Range	Weighted Average		2014	2013
				(In millions)

Senior notes	1.76% - 7.72%	5.23%	2015 - 2044	$ 15,317	$ 15,938

Surplus notes	7.63% - 7.88%	7.83%	2015 - 2025	701	701

Other notes	1.34% - 8.00%	4.41%	2015 - 2030	110	531

Capital lease obligations				7	28

Total long-term debt (2)				16,135	17,198

Total short-term debt				100	175

Total				$ 16,235	$ 17,373

(1)	Range of interest rates and weighted average interest rates are for the year ended December 31, 2014.

(2)	Excludes $151 million and $1.5 billion of long-term debt relating to CSEs — FVO at December 31, 2014 and 2013, respectively. See Note 8.

The aggregate maturities of long-term debt at December 31, 2014 for the next five years and thereafter are $1.2 billion in 2015, $1.3 billion in 2016, $1.0 billion in 2017, $1.0 billion in 2018, $1.0 billion in 2019 and $10.6 billion thereafter.

Capital lease obligations are collateralized and rank highest in priority, followed by unsecured senior debt which consists of senior notes and other notes, followed by subordinated debt which consists of junior subordinated debt securities (see Note 14). Payments of interest and principal on the Company’s surplus notes, which are subordinate to all other obligations at the operating company level and are senior to obligations at MetLife, Inc., may be made only with the prior approval of the insurance department of the state of domicile. Collateral financing arrangements (see Note 13) are supported by either surplus notes of subsidiaries or financing arrangements with MetLife, Inc. and, accordingly, have priority consistent with other such obligations.

Certain of the Company’s debt instruments and committed facilities, as well as its credit facility, contain various administrative, reporting, legal and financial covenants. The Company believes it was in compliance with all such covenants at December 31, 2014.

Senior Notes — Senior Debt Securities Underlying Common Equity Units

In November 2010, in connection with the financing of the acquisition of American Life Insurance Company (“American Life”) and Delaware American Life Insurance Company (“DelAm”), (collectively “ALICO”), MetLife, Inc. issued to ALICO Holdings LLC (now AM Holdings LLC (“AM Holdings”)) $3.0 billion (estimated fair value of $3.0 billion) of three series of debt securities (the “Series C Debt Securities,” the “Series D Debt Securities,” and the “Series E Debt Securities,” collectively, the “Debt Securities”), which constituted a part of the common equity units more fully described in Note 15.

In October 2014, September 2013 and October 2012, MetLife, Inc. closed the successful remarketing of senior debt securities underlying the common equity units. The Series E Debt Securities were remarketed in September and October 2014 as 1.903% Series E senior debt securities Tranche 1 due December 2017 and 4.721% Series E senior debt securities Tranche 2 due December 2044. The Series D Debt Securities were remarketed in September 2013 as 4.368% senior debt securities due September 2023. The Series C Debt Securities were remarketed in October

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Notes to the Consolidated Financial Statements — (Continued)

12.	Long-term and Short-term Debt (continued)

2012 as 1.756% Series C senior debt securities Tranche 1 due December 2017 and 3.048% Series C senior debt securities Tranche 2 due December 2022. MetLife, Inc. did not receive any proceeds from the remarketings.

Senior Notes — Other Issuances and Repayment

In May 2014, MetLife, Inc. redeemed $200 million aggregate principal amount of its 5.875% senior notes due November 2033 at par.

In April 2014, MetLife, Inc. issued $1.0 billion of senior notes due April 2024 which bear interest at a fixed rate of 3.60%, payable semi-annually. In connection with the issuance, MetLife, Inc. incurred $5 million of related costs which have been capitalized and included in other assets. These costs are being amortized over the term of the senior notes.

In November 2013, MetLife, Inc. issued $1.0 billion of senior notes due in November 2043. The senior notes bear interest at a fixed rate of 4.875%, payable semi-annually. In connection with the issuance, MetLife, Inc. incurred $10 million of costs which have been capitalized and included in other assets. These costs are being amortized over the term of the senior notes.

In August 2012, MetLife, Inc. issued $750 million of senior notes due in August 2042. The senior notes bear interest at a fixed rate of 4.125%, payable semi-annually. In connection with the issuance, MetLife, Inc. incurred $7 million of related costs which have been capitalized and included in other assets. These costs are being amortized over the term of the senior notes.

Advances from the Federal Home Loan Bank of New York

MetLife Bank was a member of the FHLB of NY and, in connection with such membership, entered into advances agreements with the FHLB of NY under which MetLife Bank received cash advances. In January 2012, MetLife Bank discontinued taking advances from the FHLB of NY. In April 2012, MetLife Bank transferred cash to MLIC related to $3.8 billion of outstanding advances which had been included in long-term debt, and MLIC assumed the associated obligations under terms similar to those of the transferred advances by issuing funding agreements for which the liability was included in PABs. During the year ended December 31, 2012, MetLife Bank made repayments totaling $374 million related to long-term borrowings under the advances agreements. There was no long-term debt or short-term debt liability for advances at December 31, 2014 or 2013.

Short-term Debt

Short-term debt with maturities of one year or less was as follows:

	December 31,
	2014	2013
	(In millions)

Commercial paper	$100	$175

Average daily balance	$109	$103

Average days outstanding	69 days	55 days

During the years ended December 31, 2014, 2013 and 2012, the weighted average interest rate on short-term debt was 0.10%, 0.12% and 0.17%, respectively.

Interest Expense

Interest expense related to long-term and short-term debt included in other expenses was $874 million, $854 million and $871 million for the years ended December 31, 2014, 2013 and 2012, respectively. Such amounts do not include interest expense on long-term debt related to CSEs — FVO, collateral financing arrangements, junior subordinated debt securities, or common equity units. See Notes 8, 13 and 14.

Credit and Committed Facilities

At December 31, 2014, the Company maintained a $4.0 billion unsecured credit facility and certain committed facilities aggregating $12.2 billion. When drawn upon, these facilities bear interest at varying rates in accordance with the respective agreements.

Credit Facilities

Unsecured credit facilities are used for general corporate purposes, to support the borrowers’ commercial paper programs and for the issuance of letters of credit. Total fees expensed associated with these credit facilities were $12 million, $24 million and $30 million for the years ended December 31, 2014, 2013 and 2012, respectively, and was included in other expenses. Information on the credit facility at December 31, 2014 was as follows:

Borrower(s)	Expiration	Maximum Capacity	Letters of Credit Issued	Drawdowns	Unused Commitments
		(In millions)

MetLife, Inc. and MetLife Funding, Inc.	May 2019	$4,000	$684	$—	$3,316

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Notes to the Consolidated Financial Statements — (Continued)

12.	Long-term and Short-term Debt (continued)

In May 2014, MetLife, Inc. and MetLife Funding, Inc. entered into a $4.0 billion five-year unsecured credit agreement, which amended and restated both the five-year $3.0 billion and the five-year $1.0 billion unsecured credit agreements in their entireties into a single agreement (the “2014 Five-Year Credit Agreement”). The credit facility made available by the 2014 Five-Year Credit Agreement may be used for general corporate purposes (including in the case of loans, to back up commercial paper and, in the case of letters of credit, to support variable annuity policy and reinsurance reserve requirements). All borrowings under the 2014 Five-Year Credit Agreement must be repaid by May 30, 2019, except that letters of credit outstanding on that date may remain outstanding until no later than May 30, 2020. MetLife, Inc. incurred costs of $6 million related to the 2014 Five-Year Credit Agreement, which were capitalized and included in other assets. These costs are being amortized over the remaining term of the 2014 Five-Year Credit Agreement.

Committed Facilities

The committed facilities are used for collateral for certain of the Company’s affiliated reinsurance liabilities. Total fees expensed associated with these committed facilities were $95 million, $103 million and $96 million for the years ended December 31, 2014, 2013 and 2012, respectively, and are included in other expenses. Information on these committed facilities at December 31, 2014 was as follows:

Account Party/Borrower(s)	Expiration	Maximum Capacity	Letters of Credit Issued	Drawdowns	Unused Commitments
		(In millions)

MetLife, Inc. and Missouri Reinsurance, Inc.	June 2016 (1)	$490	$490	$—	$—

MetLife, Inc.	June 2018 (2)	520	470	—	50

MetLife Reinsurance Company of Vermont and MetLife, Inc.	December 2024 (3),(4)	575	350	—	225

MetLife Reinsurance Company of South Carolina and MetLife, Inc.	June 2037 (5)	3,500	—	2,797	703

MetLife Reinsurance Company of Vermont and MetLife, Inc.	December 2037 (3), (6)	2,896	2,049	—	847

MetLife Reinsurance Company of Vermont and MetLife, Inc.	September 2038 (7)	4,250	3,207	—	1,043

Total		$12,231	$6,566	$2,797	$2,868

(1)	Commencing in December 2015 and extending through March 2016, the capacity will grade down from $490 million to $200 million.

(2)	Commencing in March 2015 and extending through June 2018, the capacity will grade down from $520 million to $200 million.

(3)	MetLife, Inc. is a guarantor under this agreement.

(4)	Commencing in December 2022 and extending through December 2024, the capacity will grade down from $575 million to $515 million.

(5)	The drawdown on this facility is associated with a collateral financing arrangement described more fully in Note 13.

(6)

Capacity at December 31, 2014 was $2.2 billion. Capacity grades up to a maximum capacity of $2.9 billion in 2024. Commencing in January 2025 and extending through December 2037, the capacity will grade down from $2.9 billion to $2.0 billion. Unused commitment of $847 million is based on maximum capacity.

(7)

Commencing in April 2028 and extending through September 2038, the capacity will grade down from $4.3 billion to $3.1 billion. MetLife, Inc. is a guarantor of certain letters of credit issued as of December 31, 2014 under this agreement.

13.	Collateral Financing Arrangements

Associated with the Closed Block

Information related to the collateral financing arrangement associated with the closed block was as follows at:

	December 31,
	2014	2013
	(In millions)

Surplus notes outstanding (1)	$1,399	$1,399

Receivable from unaffiliated financial institution (1)	$182	$182

Pledged collateral (2)	$53	$23

Assets held in trust (2)	$1,214	$1,662

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Notes to the Consolidated Financial Statements — (Continued)

13.	Collateral Financing Arrangements (continued)

(1)	Carrying value.

(2)	Estimated fair value.

Interest expense on the collateral financing arrangement was $19 million, $20 million and $26 million for the years ended December 31, 2014, 2013 and 2012, respectively, which is included in other expenses.

In December 2007, MLIC reinsured a portion of its closed block liabilities to MRC, a wholly-owned subsidiary of MetLife, Inc. In connection with this transaction, MRC issued, to investors placed by an unaffiliated financial institution, $2.5 billion in aggregate principal amount of 35-year surplus notes to provide statutory reserve support for the assumed closed block liabilities. Interest on the surplus notes accrues at an annual rate of three-month LIBOR plus 0.55%, payable quarterly. The ability of MRC to make interest and principal payments on the surplus notes is contingent upon South Carolina regulatory approval.

Simultaneously with the issuance of the surplus notes, MetLife, Inc. entered into an agreement with the unaffiliated financial institution, under which MetLife, Inc. is entitled to the interest paid by MRC on the surplus notes of three-month LIBOR plus 0.55% in exchange for the payment of three-month LIBOR plus 1.12%, payable quarterly on such amount as adjusted, as described below. MetLife, Inc. may also be required to pledge collateral or make payments to the unaffiliated financial institution related to any decline in the estimated fair value of the surplus notes. Any such payments are accounted for as a receivable and included in other assets on the Company’s consolidated balance sheets and do not reduce the principal amount outstanding of the surplus notes. Such payments, however, reduce the amount of interest payments due from MetLife, Inc. under the agreement. Any payment received from the unaffiliated financial institution reduces the receivable by an amount equal to such payment and also increases the amount of interest payments due from MetLife, Inc. under the agreement. In addition, the unaffiliated financial institution may be required to pledge collateral to MetLife, Inc. related to any increase in the estimated fair value of the surplus notes. MetLife, Inc. may also be required to make a payment to the unaffiliated financial institution in connection with any early termination of this agreement.

In June 2012, following regulatory approval, MRC repurchased and canceled $451 million in aggregate principal amount of the surplus notes. Cumulatively, since December 2007, MRC repurchased and canceled $1.1 billion in aggregate principal amount of the surplus notes. Payments made by the Company in June 2012 associated with the partial repurchase, which also included payments made to the unaffiliated financial institution, totaled $451 million, exclusive of accrued interest on the surplus notes. In connection with the partial repurchase, the amount of the receivable from the unaffiliated financial institution decreased $59 million. No other payments were made by MetLife, Inc. or received from the unaffiliated financial institution during 2014, 2013 and 2012, related to an increase or decrease in the estimated fair value of the surplus notes.

A majority of the proceeds from the offering of the surplus notes was placed in a trust, which is consolidated by the Company, to support MRC’s statutory obligations associated with the assumed closed block liabilities. During the year ended December 31, 2014, MRC transferred $467 million out of the trust to its general account. No such transfers were made during the years ended December 31, 2013 and 2012. The assets are principally invested in fixed maturity securities and are presented as such within the Company’s consolidated balance sheets, with the related income included within net investment income in the Company’s consolidated statements of operations.

Associated with Secondary Guarantees

Information related to the collateral financing arrangements associated with secondary guarantees was as follows at:

	December 31,
	2014	2013
	(In millions)

Liability outstanding (1)	$2,797	$2,797

Assets held in trust (2)	$3,471	$3,440

(1)	Carrying value.

(2)	Estimated fair value.

Interest expense on the collateral financing arrangement was $27 million, $28 million and $33 million for the years ended December 31, 2014, 2013 and 2012, respectively, which is included in other expenses.

In May 2007, MetLife, Inc. and MRSC, a wholly-owned subsidiary of MetLife, Inc., entered into a 30-year collateral financing arrangement with an unaffiliated financial institution that provides up to $3.5 billion of statutory reserve support for MRSC associated with reinsurance obligations under intercompany reinsurance agreements. Such statutory reserves are associated with ULSG and are required under U.S. Valuation of Life Policies Model Regulation (commonly referred to as Regulation A-XXX). Proceeds from the collateral financing arrangement were placed in trusts to support MRSC’s statutory obligations associated with the reinsurance of secondary guarantees. The trusts are VIEs which are consolidated by the Company. The unaffiliated financial institution is entitled to the return on the investment portfolio held by the trusts. The assets are principally invested in fixed maturity securities and are presented as such within the Company’s balance sheets, with the related income included within net investment income in the Company’s statements of operations. The collateral financing arrangement may be extended by agreement of MetLife, Inc. and the unaffiliated financial institution on each anniversary of the closing.

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Notes to the Consolidated Financial Statements — (Continued)

13.	Collateral Financing Arrangements (continued)

In connection with the collateral financing arrangement, MetLife, Inc. entered into an agreement with the same unaffiliated financial institution under which MetLife, Inc. is entitled to the return on the investment portfolio held by the trusts established in connection with this collateral financing arrangement in exchange for the payment of a stated rate of return to the unaffiliated financial institution of three-month LIBOR plus 0.70%, payable quarterly. MetLife, Inc. may also be required to make payments to the unaffiliated financial institution, for deposit into the trusts, related to any decline in the estimated fair value of the assets held by the trusts, as well as amounts outstanding upon maturity or early termination of the collateral financing arrangement. During 2014, 2013 and 2012, no payments were made or received by MetLife, Inc. Cumulatively, since May 2007, MetLife, Inc. has contributed a total of $680 million as a result of declines in the estimated fair value of the assets in the trusts, all of which was deposited into the trusts.

In addition, MetLife, Inc. may be required to pledge collateral to the unaffiliated financial institution under this agreement. At both December 31, 2014 and 2013, MetLife, Inc. had pledged no collateral under this agreement.

14.	Junior Subordinated Debt Securities

Outstanding Junior Subordinated Debt Securities

Outstanding junior subordinated debt securities, and exchangeable surplus trust securities which MetLife, Inc. will exchange for junior subordinated debt securities prior to redemption or repayment, were as follows:

							Carrying Value at December 31,
Issuer	Issue Date	Face Value	Interest Rate (2)	Scheduled Redemption Date	Interest Rate Subsequent to Scheduled Redemption Date (3)	Final Maturity	2014	2013
		(In millions)					(In millions)

MetLife, Inc.	July 2009	$500	10.750%	August 2039	LIBOR + 7.548%	August 2069	$500	$500

MetLife Capital Trust X (1)	April 2008	$750	9.250%	April 2038	LIBOR + 5.540%	April 2068	750	750

MetLife Capital Trust IV (1)	December 2007	$700	7.875%	December 2037	LIBOR + 3.960%	December 2067	695	695

MetLife, Inc.	December 2006	$1,250	6.400%	December 2036	LIBOR + 2.205%	December 2066	1,248	1,248

							$3,193	$3,193

(1)

MetLife Capital Trust X and MetLife Capital Trust IV are VIEs which are consolidated in the financial statements of the Company. The securities issued by these entities are exchangeable surplus trust securities, which will be exchanged for a like amount of MetLife, Inc.’s junior subordinated debt securities on the scheduled redemption date; mandatorily under certain circumstances, and at any time upon MetLife, Inc. exercising its option to redeem the securities.

(2)	Prior to the scheduled redemption date, interest is payable semiannually in arrears.

(3)

In the event the securities are not redeemed on or before the scheduled redemption date, interest will accrue after such date at an annual rate of three-month LIBOR plus the indicated margin, payable quarterly in arrears.

In connection with each of the securities described above, MetLife, Inc. may redeem or may cause the redemption of the securities (i) in whole or in part, at any time on or after the date five years prior to the scheduled redemption date at their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption, or (ii) in certain circumstances, in whole or in part, prior to the date five years prior to the scheduled redemption date at their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption or, if greater, a make-whole price. MetLife, Inc. also has the right to, and in certain circumstances the requirement to, defer interest payments on the securities for a period up to 10 years. Interest compounds during such periods of deferral. If interest is deferred for more than five consecutive years, MetLife, Inc. is required to use proceeds from the sale of its common stock or warrants on common stock to satisfy this interest payment obligation. In connection with each of the securities described above, MetLife, Inc. entered into a separate replacement capital covenant (“RCC”). As part of each RCC, MetLife, Inc. agreed that it will not repay, redeem, or purchase the securities on or before a date 10 years prior to the final maturity date of each issuance, unless, subject to certain limitations, it has received cash proceeds during a specified period from the sale of specified replacement securities. Each RCC will terminate upon the occurrence of certain events, including an acceleration of the applicable securities due to the occurrence of an event of default. The RCCs are not intended for the benefit of holders of the securities and may not be enforced by them. Rather, each RCC is for the benefit of the holders of a designated series of MetLife, Inc.’s other indebtedness (the “Covered Debt”). Initially, the Covered Debt for each of the securities described above was MetLife, Inc.’s 5.70% senior notes due 2035 (the “Senior Notes”). As a result of the issuance of MetLife, Inc.’s 10.750% Fixed-to-Floating Rate Junior Subordinated Debentures due 2069 (the “10.750% JSDs”), the 10.750% JSDs became the Covered Debt with respect to, and in accordance with, the terms of the RCC relating to MetLife, Inc.’s 6.40% Fixed-to-Floating Rate Junior Subordinated Debentures due 2066. The Senior Notes continue to be the Covered Debt with respect to, and in accordance with, the terms of the RCCs relating to each of MetLife Capital Trust IV’s 7.875% Fixed-to-Floating Rate Exchangeable Surplus Trust

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Notes to the Consolidated Financial Statements — (Continued)

14.	Junior Subordinated Debt Securities (continued)

Securities, MetLife Capital Trust X’s 9.250% Fixed-to-Floating Rate Exchangeable Surplus Trust Securities and the 10.750% JSDs. MetLife, Inc. also entered into a replacement capital obligation which will commence during the six month period prior to the scheduled redemption date of each of the securities described above and under which MetLife, Inc. must use reasonable commercial efforts to raise replacement capital to permit repayment of the securities through the issuance of certain qualifying capital securities.

Interest expense on outstanding junior subordinated debt securities was $258 million for each of the years ended December 31, 2014, 2013 and 2012, which is included in other expenses.

15.	Common Equity Units

Acquisition of ALICO

In connection with the financing of the acquisition of ALICO in November 2010, MetLife, Inc. issued to AM Holdings 40.0 million common equity units with an aggregate stated amount at issuance of $3.0 billion and an estimated fair value of $3.2 billion. Each common equity unit had an initial stated amount of $75 per unit and initially consisted of: (i) three purchase contracts (the “Series C Purchase Contracts,” the “Series D Purchase Contracts” and the “Series E Purchase Contracts” and, together, the “Purchase Contracts”), obligating the holder to purchase, on a subsequent settlement date, a variable number of shares of MetLife, Inc. common stock, par value $0.01 per share, for a purchase price of $25 ($75 in the aggregate); and (ii) a 1/40 undivided beneficial ownership interest in each of three series of Debt Securities issued by MetLife, Inc., each series of Debt Securities having an aggregate principal amount of $1.0 billion. Distributions on the common equity units were made quarterly, and consisted of contract payments on the Purchase Contracts and interest payments on the Debt Securities, at an aggregate annual rate of 5.00% of the stated amount at any time. The excess of the estimated fair value of the common equity units over the estimated fair value of the Debt Securities (see Note 12), after accounting for the present value of future contract payments recorded in other liabilities, resulted in a net decrease to additional paid-in capital of $69 million, representing the fair value of the Purchase Contracts discussed below. On March 8, 2011, AM Holdings sold, in a public offering, all the common equity units it received as consideration from MetLife in connection with the acquisition of ALICO.

Purchase Contracts

Settlement of the Purchase Contracts of each series occurred upon the successful remarketing of the related series of Debt Securities. On each settlement date subsequent to a successful remarketing, the holder paid $25 per common equity unit and MetLife, Inc. issued to such holder a variable number of shares of its common stock in settlement of the applicable Purchase Contract. The number of shares issued depended on the average of the daily volume-weighted average prices of MetLife, Inc.’s common stock during the 20 trading day periods ending on, and including, the third day prior to the initial scheduled settlement date for each series of Purchase Contracts. All Purchase Contracts have been settled as described in “— Remarketing of Senior Debt Securities and Settlement of Stock Purchase Contracts.”

Distributions on the Purchase Contracts were made quarterly at an average annual rate of 3.02%. The value of all Purchase Contracts at issuance of $247 million was calculated as the present value of the future contract payments and was recorded in other liabilities with an offsetting decrease in additional paid-in capital. The other liabilities balance was reduced as contract payments were made. Contract payments of $21 million, $48 million and $84 million were made for the years ended December 31, 2014, 2013 and 2012, respectively.

Debt Securities

The Debt Securities are senior, unsecured notes of MetLife, Inc. which, in the aggregate, pay quarterly distributions and are included in long-term debt (see Note 12 for further discussion of terms). Each series of the Debt Securities was remarketed and sold on behalf of participating holders to investors. The proceeds of a remarketing, net of any related fees, were applied on behalf of participating holders who so elected to settle any obligation of the holder to pay cash under the related Purchase Contract on the applicable settlement dates. All Purchase Contracts have been settled as described in “— Remarketing of Senior Debt Securities and Settlement of Stock Purchase Contracts.”

Remarketing of Senior Debt Securities and Settlement of Stock Purchase Contracts

In October 2014, September 2013 and October 2012, MetLife, Inc. closed the successful remarketings of senior debt securities underlying the common equity units. The Series E Debt Securities were remarketed in September and October 2014 as 1.903% Series E senior debt securities Tranche 1 due December 2017 and 4.721% Series E senior debt securities Tranche 2 due December 2044. The Series D Debt Securities were remarketed in September 2013 as 4.368% senior debt securities and are due September 2023. The Series C Debt Securities were remarketed as 1.756% Series C senior debt securities Tranche 1 due December 2017 and 3.048% Series C senior debt securities Tranche 2 due December 2022. MetLife, Inc. did not receive any proceeds from the remarketings. Most holders of common equity units used the remarketing proceeds to settle their payment obligations under the applicable stock purchase contracts. The subsequent settlement of the stock purchase contracts provided proceeds to MetLife, Inc. of $1.0 billion in each of October 2014, September 2013 and October 2012 in exchange for shares of MetLife, Inc.’s common stock. In October 2014, September 2013 and October 2012, MetLife, Inc. delivered 22,907,960 shares, 22,679,955 shares and 28,231,956 shares, respectively, of its newly issued common stock to settle the stock purchase contracts.

16. Equity

Preferred Stock

MetLife, Inc. has outstanding 24 million shares of Floating Rate Non-Cumulative Preferred Stock, Series A (the “Series A preferred shares”) with a $0.01 par value per share, and a liquidation preference of $25 per share.

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Notes to the Consolidated Financial Statements — (Continued)

16. Equity (continued)

MetLife, Inc. has outstanding 60 million shares of 6.50% Non-Cumulative Preferred Stock, Series B (the “Series B preferred shares”), with a $0.01 par value per share, and a liquidation preference of $25 per share.

The preferred stock ranks senior to the common stock with respect to dividends and liquidation rights. Dividends on the preferred stock are not cumulative. Holders of the preferred stock will be entitled to receive dividend payments only when, as and if declared by MetLife, Inc.’s Board of Directors or a duly authorized committee of the Board. If dividends are declared on the Series A preferred shares, they will be payable quarterly, in arrears, at an annual rate of the greater of: (i) 1.00% above three-month LIBOR on the related LIBOR determination date; or (ii) 4.00%. Any dividends declared on the Series B preferred shares will be payable quarterly, in arrears, at an annual fixed rate of 6.50%. Accordingly, in the event that dividends are not declared on the preferred stock for payment on any dividend payment date, then those dividends will cease to accrue and be payable. If a dividend is not declared before the dividend payment date, MetLife, Inc. has no obligation to pay dividends accrued for that dividend period whether or not dividends are declared and paid in future periods. No dividends may, however, be paid or declared on MetLife, Inc.’s common stock — or any other securities ranking junior to the preferred stock — unless the full dividends for the latest completed dividend period on all preferred stock, and any parity stock, have been declared and paid or provided for.

MetLife, Inc. is prohibited from declaring dividends on the preferred stock if it fails to meet specified capital adequacy, net income and equity levels. See “— Dividend Restrictions.”

The preferred stock does not have voting rights except in certain circumstances where the dividends have not been paid for an equivalent of six or more dividend payment periods whether or not those periods are consecutive. Under such circumstances, the holders of the preferred stock have certain voting rights with respect to members of the Board of Directors of MetLife, Inc.

The preferred stock is not subject to any mandatory redemption, sinking fund, retirement fund, purchase fund or similar provisions. The preferred stock is redeemable at MetLife, Inc.’s option in whole or in part, at a redemption price of $25 per share of preferred stock, plus declared and unpaid dividends.

In December 2008, MetLife, Inc. entered into an RCC related to the preferred stock. As part of such RCC, MetLife, Inc. agreed that it will not repay, redeem or purchase the preferred shares on or before December 31, 2018, unless, subject to certain limitations, it has received proceeds during a specified period from the sale of specified replacement securities. The RCC is for the benefit of the holders of the related Covered Debt, which was initially the Senior Notes. As a result of the issuance of the 10.750% JSDs, the 10.750% JSDs became the Covered Debt with respect to, and in accordance with, the terms of the RCC relating to the preferred shares. The RCC will terminate upon the occurrence of certain events, including the date on which MetLife, Inc. has no series of outstanding eligible debt securities.

Information on the declaration, record and payment dates, as well as per share and aggregate dividend amounts, for the Series A and Series B preferred shares was as follows:

			Dividend
Declaration Date	Record Date	Payment Date	Series A Per Share	Series A Aggregate	Series B Per Share	Series B Aggregate
			(In millions, except per share data)

November 17, 2014	November 30, 2014	December 15, 2014	$0.253	$7	$0.406	$24

August 15, 2014	August 31, 2014	September 15, 2014	$0.256	6	$0.406	24

May 15, 2014	May 31, 2014	June 16, 2014	$0.256	7	$0.406	24

March 5, 2014	February 28, 2014	March 17, 2014	$0.250	6	$0.406	24

				$26		$96

November 15, 2013	November 30, 2013	December 16, 2013	$0.253	$7	$0.406	$24

August 15, 2013	August 31, 2013	September 16, 2013	$0.256	6	$0.406	24

May 15, 2013	May 31, 2013	June 17, 2013	$0.256	7	$0.406	24

March 5, 2013	February 28, 2013	March 15, 2013	$0.250	6	$0.406	24

				$26		$96

November 15, 2012	November 30, 2012	December 17, 2012	$0.253	$7	$0.406	$24

August 15, 2012	August 31, 2012	September 17, 2012	$0.256	6	$0.406	24

May 15, 2012	May 31, 2012	June 15, 2012	$0.256	7	$0.406	24

March 5, 2012	February 29, 2012	March 15, 2012	$0.253	6	$0.406	24

				$26		$96

See Note 23 for information on subsequent dividends declared.

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MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

16. Equity (continued)

Common Stock

Issuances

In October 2014, September 2013 and October 2012, MetLife, Inc. issued 22,907,960 new shares, 22,679,955 new shares and 28,231,956 new shares, respectively, of its common stock, each for $1.0 billion. The issuances were made in connection with the settlement of the Series E Purchase Contracts, the Series D Purchase Contracts, and the Series C Purchase Contracts, respectively. See Note 15.

During the years ended December 31, 2014, 2013 and 2012, 5,866,160 new shares, 7,663,446 new shares and 5,497,752 new shares of common stock were issued for $220 million, $250 million and $171 million, respectively, in connection with stock option exercises and other stock-based awards. There were no shares of common stock issued from treasury stock during any of the years ended December 31, 2014, 2013 and 2012.

Repurchase Authorizations

In December 2014, MetLife, Inc.’s Board of Directors authorized an additional $1.0 billion of common stock repurchases, which began in January 2015, after the completion of repurchases under the prior authorizations. During the year ended December 31, 2014, 18,876,363 shares were repurchased under these repurchase authorizations for $1.0 billion. No shares of common stock were repurchased during the years ended December 31, 2013 and 2012. At December 31, 2014, MetLife, Inc. had $1.3 billion remaining under its common stock repurchase authorizations.

See Note 23 for information on subsequent common stock repurchases.

Under these authorizations, MetLife, Inc. may purchase its common stock from the MetLife Policyholder Trust, in the open market, including pursuant to the terms of transactions meeting the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934 (“Exchange Act”), and in privately negotiated transactions. Future common stock repurchases will be dependent upon several factors, including the Company’s capital position, liquidity, financial strength and credit ratings, general market conditions, the market price of MetLife, Inc.’s common stock compared to management’s assessment of the stock’s underlying value and applicable regulatory approvals, as well as other legal and accounting factors.

Dividends

The table below presents declaration, record and payment dates, as well as per share and aggregate dividend amounts, for common stock:

			Dividend
Declaration Date	Record Date	Payment Date	Per Share	Aggregate
			(In millions, except per share data)

October 28, 2014	November 7, 2014	December 12, 2014	$0.350	$398

July 7, 2014	August 8, 2014	September 12, 2014	$0.350	395

April 22, 2014	May 9, 2014	June 13, 2014	$0.350	395

January 6, 2014	February 6, 2014	March 13, 2014	$0.275	311

				$1,499

October 22, 2013	November 8, 2013	December 13, 2013	$0.275	$311

June 25, 2013	August 9, 2013	September 13, 2013	$0.275	303

April 23, 2013	May 9, 2013	June 13, 2013	$0.275	302

January 4, 2013	February 6, 2013	March 13, 2013	$0.185	203

				$1,119

October 23, 2012	November 9, 2012	December 14, 2012	$0.740	$811

See Note 23 for information on subsequent dividends declared.

The funding of the cash dividends and operating expenses of MetLife, Inc. is primarily provided by cash dividends from MetLife, Inc.’s insurance subsidiaries. The statutory capital and surplus, or net assets, of MetLife, Inc.’s insurance subsidiaries are subject to regulatory restrictions except to the extent that dividends are allowed to be paid in a given year without prior regulatory approval. Dividends exceeding these limitations can generally be made subject to regulatory approval. The nature and amount of these dividend restrictions, as well as the statutory capital and surplus of MetLife, Inc.’s U.S. insurance subsidiaries, are disclosed in “— Statutory Equity and Income” and “— Dividend Restrictions — Insurance Operations.” MetLife, Inc.’s principal non-U.S. insurance operations are branches or subsidiaries of American Life, a U.S. insurance subsidiary of the Company. In addition, the payment of dividends by MetLife, Inc. to its shareholders is also subject to restrictions. See “— Dividend Restrictions — MetLife, Inc.”

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Notes to the Consolidated Financial Statements — (Continued)

16. Equity (continued)

Stock-Based Compensation Plans

Description of Plans for Employees and Agents — General Terms

The MetLife, Inc. 2000 Stock Incentive Plan, as amended (the “2000 Stock Plan”) authorized the granting of awards to employees and agents in the form of options (“Stock Options”) to buy shares of MetLife, Inc. common stock (“Shares”) that either qualify as incentive Stock Options under Section 422A of the Code or are non-qualified. By December 31, 2009, all awards under the 2000 Stock Plan had either vested or been forfeited. No awards have been made under the 2000 Stock Plan since 2005.

Under the MetLife, Inc. 2005 Stock and Incentive Compensation Plan (the “2005 Stock Plan”), awards granted to employees and agents may be in the form of Stock Options, Stock Appreciation Rights, Restricted Stock or Restricted Stock Units, Performance Shares or Performance Share Units, Cash-Based Awards and Stock-Based Awards (each as defined in the 2005 Stock Plan with reference to Shares).

The aggregate number of shares authorized for issuance under the 2005 Stock Plan is 68,000,000, plus those shares available but not utilized under the 2000 Stock Plan and those shares utilized under the 2000 Stock Plan that are recovered due to forfeiture of Stock Options. Each share issued under the 2005 Stock Plan in connection with a Stock Option or Stock Appreciation Right reduces the number of Shares remaining for issuance under that plan by one, and each Share issued under the 2005 Stock Plan in connection with awards other than Stock Options or Stock Appreciation Rights reduces the number of Shares remaining for issuance under that plan by 1.179 Shares. At December 31, 2014, the aggregate number of Shares remaining available for issuance pursuant to the 2005 Stock Plan was 18,023,959. Stock Option exercises and other awards settled in Shares are satisfied through the issuance of Shares held in treasury by the Company or by the issuance of new Shares.

Compensation expense related to awards under the 2005 Stock Plan is recognized based on the number of awards expected to vest, which represents the awards granted less expected forfeitures over the life of the award, as estimated at the date of grant. Unless a material deviation from the assumed forfeiture rate is observed during the term in which the awards are expensed, any adjustment necessary to reflect differences in actual experience is recognized in the period the award becomes payable or exercisable.

Compensation expense related to awards under the 2005 Stock Plan is principally related to the issuance of Stock Options, Performance Shares and Restricted Stock Units. The majority of the awards granted each year under the 2005 Stock Plan are made in the first quarter of each year.

Certain stock-based awards provide solely for cash settlement based on changes in the price of Shares and other factors (“Phantom Stock-Based Awards”). Such awards have been made under the MetLife, Inc. International Unit Option Incentive Plan, the MetLife International Performance Unit Incentive Plan, and the MetLife International Restricted Unit Incentive Plan.

Description of Plans for Non-Management Directors — General Terms

Under the MetLife, Inc. 2005 Non-Management Director Stock Compensation Plan (the “2005 Directors Stock Plan”), awards granted may be in the form of non-qualified Stock Options, Stock Appreciation Rights, Restricted Stock or Restricted Stock Units, or Stock-Based Awards (each as defined in the 2005 Directors Stock Plan with reference to Shares) to non-management Directors of MetLife, Inc. The number of Shares authorized for issuance under the 2005 Directors Stock Plan is 2,000,000. There were no Shares carried forward from any prior MetLife, Inc. directors stock plan to the 2005 Directors Stock Plan. At December 31, 2014, the aggregate number of Shares remaining available for issuance pursuant to the 2005 Directors Stock Plan was 1,642,208. Stock Option exercises and other awards settled in Shares are satisfied through the issuance of Shares held in treasury by the Company or by the issuance of new Shares.

Compensation expense related to awards under the 2005 Directors Plan is recognized based on the number of Shares awarded. The only awards made to date under the 2005 Directors Stock Plan have been Stock-Based Awards that have vested immediately. The majority of the awards granted each year under the 2005 Directors Stock Plan are made in the second quarter of each year.

Compensation Expense Related to Stock-Based Compensation

The components of compensation expense related to stock-based compensation includes compensation expense related to Phantom Stock-Based Awards, and excludes the insignificant compensation expense related to the 2005 Directors Stock Plan. Those components were:

	Years Ended December 31,
	2014	2013	2012
	(In millions)

Stock Options and Unit Options	$29	$39	$61

Performance Shares and Units (1)	111	91	80

Restricted Stock Units and Restricted Units	52	45	27

Total compensation expense	$192	$175	$168

Income tax benefit	$67	$61	$59

202	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

16. Equity (continued)

(1)

Performance Shares expected to vest and the related compensation expenses may be further adjusted by the performance factor most likely to be achieved, as estimated by management, at the end of the performance period.

The following table presents the total unrecognized compensation expense related to stock-based compensation and the expected weighted average period over which these expenses will be recognized at:

	December 31, 2014
	Expense	Weighted Average Period
	(In millions)	(Years)

Stock Options	$12	1.54

Performance Shares	$47	1.58

Restricted Stock Units	$56	1.70

Equity Awards

Stock Options

Stock Options are the contingent right of award holders to purchase Shares at a stated price for a limited time. All Stock Options have an exercise price equal to the closing price of a Share reported on the New York Stock Exchange on the date of grant, and have a maximum term of 10 years. The vast majority of Stock Options granted has become or will become exercisable at a rate of one-third of each award on each of the first three anniversaries of the grant date. Other Stock Options have become or will become exercisable on the third anniversary of the grant date. Vesting is subject to continued service, except for employees who are retirement eligible and in certain other limited circumstances.

A summary of the activity related to Stock Options was as follows:

	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (1)
			(Years)	(In millions)

Outstanding at January 1, 2014	29,751,376	$42.56	5.19	$379

Granted	824,323	$50.53

Exercised	(4,197,329)	$37.12

Expired	(136,031)	$57.22

Forfeited	(163,412)	$40.25

Outstanding at December 31, 2014	26,078,927	$43.63	4.67	$312

Vested and expected to vest at December 31, 2014	25,973,890	$43.65	4.59	$311

Exercisable at December 31, 2014	22,564,811	$44.15	4.17	$264

(1)	The aggregate intrinsic value was computed using the closing Share price on December 31, 2014 of $54.09 and December 31, 2013 of $53.92, as applicable.

The fair value of Stock Options is estimated on the date of grant using a binomial lattice model. Significant assumptions used in the Company’s binomial lattice model are further described below. The assumptions include: expected volatility of the price of Shares; risk-free rate of return; dividend yield on Shares; exercise multiple; and the post-vesting termination rate.

Expected volatility is based upon an analysis of historical prices of Shares and call options on Shares traded on the open market. The Company uses a weighted-average of the implied volatility for publicly-traded call options with the longest remaining maturity nearest to the money as of each valuation date and the historical volatility, calculated using monthly closing prices of Shares. The Company chose a monthly measurement interval for historical volatility as this interval reflects the Company’s view that employee option exercise decisions are based on longer-term trends in the price of the underlying Shares rather than on daily price movements.

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Notes to the Consolidated Financial Statements — (Continued)

16. Equity (continued)

The binomial lattice model used by the Company incorporates different risk-free rates based on the imputed forward rates for U.S. Treasury Strips for each year over the contractual term of the option. The table below presents the full range of rates that were used for options granted during the respective periods.

Dividend yield is determined based on historical dividend distributions compared to the price of the underlying Shares as of the valuation date and held constant over the life of the Stock Option.

The binomial lattice model used by the Company incorporates the contractual term of the Stock Options. The model also factors in expected exercise behavior and a post-vesting termination rate, or the rate at which vested options are exercised or expire prematurely due to termination of employment. From these factors, the model derives an expected life of the Stock Option. The exercise behavior in the model is a multiple that reflects the ratio of exercise price to the strike price of the Stock Option at which holders are expected to exercise. The exercise multiple is derived from actual historical exercise activity. The post-vesting termination rate is determined from actual historical exercise experience and expiration activity under the Incentive Plans.

The following table presents the weighted average assumptions, with the exception of risk-free rate, which is expressed as a range, used to determine the fair value of Stock Options issued:

	Years Ended December 31,
	2014	2013	2012

Dividend yield	2.18%	2.13%	1.95%

Risk-free rate of return	0.12%-5.07%	0.16%-3.89%	0.21%-4.17%

Expected volatility	33.26%	32.98%	35.59%

Exercise multiple	1.45	1.51	1.58

Post-vesting termination rate	2.93%	3.16%	3.14%

Contractual term (years)	10	10	10

Expected life (years)	6	7	7

Weighted average exercise price of stock options granted	$50.53	$35.96	$37.91

Weighted average fair value of stock options granted	$13.84	$9.88	$11.33

The following table presents a summary of Stock Option exercise activity:

	Years Ended December 31,
	2014	2013	2012
	(In millions)

Total intrinsic value of stock options exercised	$67	$79	$29

Cash received from exercise of stock options	$156	$202	$109

Income tax benefit realized from stock options exercised	$24	$28	$10

Performance Shares

Performance Shares are units that, if they vest, are multiplied by a performance factor to produce a number of final Performance Shares which are payable in Shares. Performance Shares are accounted for as equity awards, but are not credited with dividend-equivalents for actual dividends paid on Shares during the performance period. Performance Share awards normally vest in their entirety at the end of the three-year performance period. Vesting is subject to continued service, except for employees who are retirement eligible and in certain other limited circumstances.

For awards granted prior to the January 1, 2013 – December 31, 2015 performance period, vested Performance Shares are multiplied by a performance factor of 0.0 to 2.0 based on MetLife, Inc.’s adjusted income, total shareholder return, and performance in change in annual net operating earnings and total shareholder return compared to the performance of its competitors, each measured with respect to the applicable three-year performance period or portions thereof. The estimated fair value of Performance Shares is based upon the closing price of a Share on the date of grant, reduced by the present value of estimated dividends to be paid on that stock during the performance period. The performance factor for the January 1, 2011 – December 31, 2013 performance period was 0.80.

For the January 1, 2013 – December 31, 2015 and January 1, 2014 – December 31, 2016 performance periods, the vested Performance Shares will be multiplied by a performance factor of 0.00 to 1.75. Assuming that MetLife, Inc. has met threshold performance goals related to its adjusted income or total shareholder return, the MetLife, Inc. Compensation Committee will determine the performance factor in its discretion. In doing so, the Compensation Committee may consider MetLife, Inc.’s total shareholder return relative to the performance of its competitors and MetLife, Inc.’s operating return on equity relative to its financial plan. The estimated fair value of Performance Shares will be re-measured each quarter until they become payable.

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Notes to the Consolidated Financial Statements — (Continued)

16. Equity (continued)

Restricted Stock Units

Restricted Stock Units are units that, if they vest, are payable in an equal number of Shares. Restricted Stock Units are accounted for as equity awards and are not credited with dividend-equivalents for dividends paid on Shares. Accordingly, the estimated fair value of Restricted Stock Units is based upon the closing price of Shares on the date of grant, reduced by the present value of estimated dividends to be paid on that stock.

The vast majority of Restricted Stock Units normally vest in their entirety on the third anniversary of their grant date. Other Restricted Stock Units normally vest in thirds on the first three anniversaries of their grant date, and others vest in their entirety on the fifth anniversary of their grant date. Vesting is subject to continued service, except for employees who are retirement eligible and in certain other limited circumstances.

The following table presents a summary of Performance Share and Restricted Stock Unit activity:

	Performance Shares		Restricted Stock Units
	Shares	Weighted Average Grant Date Fair Value	Units	Weighted Average Grant Date Fair Value

Outstanding at January 1, 2014	5,074,140	$42.86	3,328,516	$33.35

Granted	1,183,207	$50.58	1,432,389	$46.20

Forfeited	(194,263)	$45.19	7,795	$35.13

Payable (1)	(1,551,570)	$42.79	(1,264,470)	$36.68

Outstanding at December 31, 2014	4,511,514	$44.85	3,504,230	$38.48

Vested and expected to vest at December 31, 2014	4,477,097	$44.54	3,153,807	$38.49

(1)	Includes both Shares paid and Shares deferred for later payment.

Performance Share amounts above represent aggregate initial target awards and do not reflect potential increases or decreases resulting from the performance factor determined after the end of the respective performance periods. At December 31, 2014, the three year performance period for the 2012 Performance Share grants was completed, but the performance factor had not yet been calculated. Included in the immediately preceding table are 1,756,783 outstanding Performance Shares to which the 2012 – 2014 performance factor will be applied. The factor will be determined in the second quarter of 2015.

Liability Awards (Phantom Stock-Based Awards)

Certain MetLife international subsidiaries have a liability for Phantom Stock-Based Awards in the form of Unit Options, Restricted Units, and/or Performance Units. These Share-based cash settled awards are recorded as liabilities until payout is made. Unlike Share-settled awards, which have a fixed grant-date fair value, the fair value of unsettled or unvested liability awards is remeasured at the end of each reporting period based on the change in fair value of one Share. The liability and corresponding expense are adjusted accordingly until the award is settled.

Unit Options

Each Unit Option is the contingent right of the holder to receive a cash payment equal to the closing price of a Share on the surrender date, less the closing price on the grant date, if the difference is greater than zero. The vast majority of Unit Options has become or will become eligible for surrender at a rate of one-third of each award on each of the first three anniversaries of the grant date. Other Unit Options have become or will become eligible for surrender on the third anniversary of the grant date. Vesting is subject to continued service, except for employees who are retirement eligible and in certain other limited circumstances.

Restricted Units

Restricted Units are units that, if they vest, are payable in cash equal to the closing price of a Share on the last day of the restriction period. The vast majority of Restricted Units normally vest in their entirety on the third anniversary of their grant date. Vesting is subject to continued service, except for employees who are retirement eligible and in certain other limited circumstances.

Performance Units

Performance Units are units that, if they vest, are multiplied by a performance factor to produce a number of final Performance Units which are payable in cash equal to the closing price of a Share on a date following the last day of the three-year performance period. The performance factor for the Performance Units for any given period is determined on the identical basis as the performance factor for Performance Shares for the same performance period. Performance Units are accounted for as liability awards, but are not credited with dividend-equivalents for actual dividends paid on Shares during the performance period. Accordingly, the estimated fair value of Performance Units is based upon the closing price of a Share on the date of grant, reduced by the present value of estimated dividends to be paid on that stock during the performance period.

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Notes to the Consolidated Financial Statements — (Continued)

16. Equity (continued)

See “— Equity Awards — Performance Shares” for a discussion of the Performance Shares vesting period and award calculation, which is also used for Performance Units.

The following table presents a summary of Liability Awards activity:

	Unit Options	Restricted Units	Performance Units

Outstanding at January 1, 2014	1,221,626	979,522	531,888

Granted	40,181	307,873	209,646

Exercised	(123,293)	—	—

Forfeited	(31,518)	(83,537)	(20,517)

Paid	—	(403,818)	(127,094)

Outstanding at December 31, 2014	1,106,996	800,040	593,923

Vested and expected to vest at December 31, 2014	996,296	720,036	534,531

Statutory Equity and Income

The states of domicile of MetLife, Inc.’s U.S. insurance subsidiaries imposes risk-based capital (“RBC”) requirements that were developed by the National Association of Insurance Commissioners (“NAIC”). American Life does not write business in Delaware or any other domestic state and, as such, is exempt from RBC requirements by Delaware law. Regulatory compliance is determined by a ratio of a company’s total adjusted capital, calculated in the manner prescribed by the NAIC (“TAC”) to its authorized control level RBC, calculated in the manner prescribed by the NAIC (“ACL RBC”). Companies below specific trigger levels or ratios are classified by their respective levels, each of which requires specified corrective action. The minimum level of TAC before corrective action commences is twice ACL RBC (“Company Action RBC”). While not required by or filed with insurance regulators, the Company also calculates an internally defined combined RBC ratio (“Combined RBC Ratio”), which is determined by dividing the sum of TAC for MetLife, Inc.’s principal U.S. insurance subsidiaries, excluding American Life, by the sum of Company Action RBC for such subsidiaries. The Company’s Combined RBC Ratio was in excess of 400% for all periods presented. In addition, all non-exempted U.S. insurance subsidiaries individually exceeded Company Action RBC for all periods presented.

MetLife, Inc.’s foreign insurance operations are regulated by applicable authorities of the countries in which each entity operates and are subject to minimum capital and solvency requirements in those countries before corrective action commences. At December 31, 2014 and 2013, the adjusted capital of American Life’s insurance subsidiary in Japan, the Company’s largest foreign insurance operation, was in excess of four times the 200% solvency margin ratio that would require corrective action. Excluding Japan, the aggregate required capital and surplus of the Company’s other foreign insurance operations was $2.2 billion and the aggregate actual regulatory capital and surplus of such operations was $7.0 billion as of the date of the most recent required capital adequacy calculation for each jurisdiction. Each of those other foreign insurance operations exceeded minimum capital and solvency requirements of their respective countries for all periods presented.

MetLife, Inc.’s insurance subsidiaries prepare statutory-basis financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of the state of domicile or applicable foreign jurisdiction. The NAIC has adopted the Codification of Statutory Accounting Principles (“Statutory Codification”). Statutory Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. Modifications by the various state insurance departments may impact the effect of Statutory Codification on the statutory capital and surplus of MetLife, Inc.’s U.S. insurance subsidiaries.

Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt and valuing securities on a different basis.

In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within three years. Further, statutory accounting principles do not give recognition to purchase accounting adjustments.

206	MetLife, Inc.

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Notes to the Consolidated Financial Statements — (Continued)

16. Equity (continued)

The Department of Financial Services issues an annual “Special Considerations” circular letter to New York licensed insurers requiring tests to be performed as part of insurers’ year-end asset adequacy testing. The Department of Financial Services issued its 2014 Special Considerations letter on October 10, 2014, which was substantially similar to the 2013 letter. The letter mandates the use of certain assumptions in asset adequacy testing. In 2013, MLIC established a three-year grade-in schedule for the amount of LTC reserves required as a result of the new assumptions. In 2014, MLIC established an additional schedule, reflecting current economic conditions, liabilities and assets. The following table summarizes the two schedules of strengthening:

	2013 Schedule	2014 Schedule	Combined Schedule
	(In millions)

2013 Strengthening	$300	N/A	$300

2014 Strengthening	$200	$100	$300

2015 Strengthening (1)	$100	$100	$200

2016 Strengthening (1)	N/A	$100	$100

(1)	The actual 2015 and 2016 amounts may differ from those originally estimated in 2013 and 2014 due to changes in economic conditions, regulations, or policyholder behavior.

MetLife, Inc.’s U.S. insurance subsidiaries have no material state prescribed accounting practices, except for American Life and as described below. American Life calculates its policyholder reserves on insurance written in each foreign jurisdiction in accordance with the reserve standards required by such jurisdiction. American Life is not required to quantify the impact to its statutory capital and surplus as a result of applying this prescribed practice to its branch operations. Additionally, American Life’s insurance subsidiaries are valued based on each respective subsidiary’s underlying local statutory equity, adjusted in a manner consistent with the reporting prescribed for its branch operations. This valuation basis resulted in lower statutory capital and surplus of $2.8 billion for the year ended December 31, 2014 and higher statutory capital and surplus of $20 million for the year ended December 31, 2013 than if the insurance subsidiaries were valued under NAIC guidance.

The Delaware Department of Insurance approved two statutory accounting permitted practices for MetLife USA. For December 31, 2013, MetLife USA applied a U.S. GAAP reserving methodology for certain foreign blocks of business held by Exeter prior to the Mergers. See Note 8. These blocks of business were recaptured by the counterparties prior to the Mergers and are, therefore, not included in MetLife USA’s reserves as of December 31, 2014. In addition, the Delaware Department of Insurance granted permission for MetLife USA not to calculate, record or disclose the effect of this permitted practice on statutory surplus and net income. Additionally, the Delaware Department of Insurance granted approval for MetLife USA to present the statutory conversion of Exeter’s capital and surplus accounts, which have been historically reported under U.S. GAAP, as an adjustment to MetLife USA’s gross paid-in and contributed surplus in a manner similar to a quasi-reorganization for all periods presented. This permitted practice had the effect of decreasing gross paid-in and contributed surplus and increasing unassigned funds for MetLife USA by $4.4 billion for the year ended December 31, 2013 with no net effect on overall capital and surplus.

The tables below present amounts from MetLife, Inc.’s primary insurance subsidiaries, which are derived from the most recent statutory–basis financial statements as filed with the insurance regulators.

Statutory net income (loss) was as follows:

		Years Ended December 31,
Company	State of Domicile	2014	2013	2012
		(In millions)

Metropolitan Life Insurance Company	New York	$1,487	$369	$1,320

American Life Insurance Company	Delaware	$(36)	$631	$317

MetLife Insurance Company USA (1)	Delaware	$1,543	$3,358	$848

Metropolitan Property and Casualty Insurance Company	Rhode Island	$291	$282	$235

Metropolitan Tower Life Insurance Company	Delaware	$51	$52	$61

(1)

Statutory net income (loss) for the year ended December 31, 2012 is as filed with the Connecticut Insurance Department by MICC and does not reflect the results of the Mergers. See Note 8 for a discussion on the Mergers.

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Notes to the Consolidated Financial Statements — (Continued)

16. Equity (continued)

Statutory capital and surplus was as follows at:

	December 31,
Company	2014	2013
	(In millions)

Metropolitan Life Insurance Company	$12,008	$12,428

American Life Insurance Company	$3,362	$2,711

MetLife Insurance Company USA (1)	$6,042	$3,566

Metropolitan Property and Casualty Insurance Company	$2,388	$2,225

Metropolitan Tower Life Insurance Company	$767	$735

(1)	See Note 8 for a discussion on the Mergers.

As derived from the most recent annual statutory basis financial statements filed with insurance regulators, the aggregate statutory net income and aggregate statutory capital and surplus of the Company’s foreign insurance subsidiaries not owned directly or indirectly by the Company’s primary insurance subsidiaries set forth in the table above was $593 million and $4.1 billion, respectively.

The Company’s domestic captive life reinsurance subsidiaries, which reinsure risks including the closed block, level premium term life and ULSG assumed from other MetLife subsidiaries, have no state prescribed accounting practices, except for MetLife Reinsurance Company of Vermont (“MRV”) and MetLife Reinsurance Company of Delaware (“MRD”). MRV, with the explicit permission of the Commissioner of Insurance of the State of Vermont, has included, as admitted assets, the value of letters of credit serving as collateral for reinsurance credit taken by various affiliated cedants, in connection with reinsurance agreements entered into between MRV and the various affiliated cedants, which resulted in higher statutory capital and surplus of $6.0 billion and $5.5 billion for the years ended December 31, 2014 and 2013, respectively. MRV’s RBC would have triggered a regulatory event without the use of the state prescribed practice. MRD, with the explicit permission of the Commissioner of Insurance of the State of Delaware, has included, as admitted assets, the value of letters of credit issued to MRD, which resulted in higher statutory capital and surplus of $75 million and $0 for the years ended December 31, 2014 and 2013, respectively. MRD’s RBC would not have triggered a regulatory event without the use of the state prescribed practice. The statutory net income (loss) of MetLife, Inc.’s domestic captive life reinsurance subsidiaries was ($320) million, ($612) million and ($154) million for the years ended December 2014, 2013 and 2012, respectively, and the statutory capital and surplus, including the aforementioned prescribed practice, was $5.2 billion and $4.3 billion at December 31, 2014 and 2013, respectively.

Dividend Restrictions

Insurance Operations

The table below sets forth the dividends permitted to be paid by MetLife, Inc.’s primary insurance subsidiaries without insurance regulatory approval and dividends paid:

	2015	2014		2013
Company	Permitted Without Approval (1)	Paid (2)		Paid (2)
	(In millions)

Metropolitan Life Insurance Company	$1,200	$821	(3)	$1,428

American Life Insurance Company	$—	$—		$—

MetLife Insurance Company USA (4)	$3,056	$155	(5)	$1,000	(6)

Metropolitan Property and Casualty Insurance Company	$239	$200		$100

Metropolitan Tower Life Insurance Company	$102	$73		$109	(7)

MetLife Investors Insurance Company (4)	N/A	N/A		$129

(1)

Reflects dividend amounts that may be paid during 2015 without prior regulatory approval. However, because dividend tests may be based on dividends previously paid over rolling 12-month periods, if paid before a specified date during 2015, some or all of such dividends may require regulatory approval.

(2)	Reflects all amounts paid, including those requiring regulatory approval.

(3)	During December 2014, MLIC distributed shares of an affiliate to MetLife, Inc. as an in-kind dividend of $113 million.

(4)	See Note 8 for a discussion of the Mergers.

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Notes to the Consolidated Financial Statements — (Continued)

16. Equity (continued)

(5)

Prior to the Mergers, Exeter paid dividends of $155 million on its preferred stock. In August 2014, MICC redeemed for $1.4 billion and retired 4,595,317 shares of its common stock owned by MetLife Investors Group LLC (“MLIG”). Following the redemption, in August 2014, MLIG paid a dividend of $1.4 billion to MetLife, Inc. MetLife USA did not pay dividends in 2014.

(6)	During the year ended December 31, 2013, MICC paid dividends of $1.0 billion.

(7)

During October 2013, Metropolitan Tower Life Insurance Company (“MTL”) distributed shares of an affiliate to MetLife, Inc. as an in-kind dividend of $32 million. Also during October 2013, MTL paid a dividend to MetLife, Inc. in the amount of $77 million in cash, which represented its dividend capacity without regulatory approval at December 31, 2013. Regulatory approval for these dividends was obtained due to the amount and timing of the payments.

Under New York State Insurance Law, MLIC is permitted, without prior insurance regulatory clearance, to pay stockholder dividends to MetLife, Inc. as long as the aggregate amount of all such dividends in any calendar year does not exceed the lesser of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year, or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). MLIC will be permitted to pay a dividend to MetLife, Inc. in excess of the lesser of such two amounts only if it files notice of its intention to declare such a dividend and the amount thereof with the New York Superintendent of Financial Services (the “Superintendent”) and the Superintendent either approves the distribution of the dividend or does not disapprove the dividend within 30 days of its filing. Under New York State Insurance Law, the Superintendent has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders.

Under Delaware State Insurance Law, each of American Life, MetLife USA, and MTL is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to MetLife, Inc. as long as the amount of the dividend, when aggregated with all other dividends in the preceding 12 months, does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year, or (ii) its net statutory gain from operations for the immediately preceding calendar year (excluding realized capital gains). Each of American Life, MetLife USA, and MTL will be permitted to pay a dividend to MetLife, Inc. in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Delaware Commissioner of Insurance (the “Delaware Commissioner”) and the Delaware Commissioner either approves the distribution of the dividend or does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined as “unassigned funds (surplus)”) as of the immediately preceding calendar year requires insurance regulatory approval. Under Delaware State Insurance Law, the Delaware Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders.

Under the Rhode Island Insurance Code, Metropolitan Property and Casualty Insurance Company (“MPC”) is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to MetLife, Inc. as long as the aggregate amount of all such dividends in any 12 month period does not exceed the lesser of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year, or (ii) net income, not including realized capital gains, for the immediately preceding calendar year, not including pro rata distributions of MPC’s own securities. In determining whether a dividend is extraordinary, MPC may include carry forward net income from the previous two calendar years, excluding realized capital gains less dividends paid in the second and immediately preceding calendar years. MPC will be permitted to pay a dividend to MetLife, Inc. in excess of the lesser of such two amounts only if it files notice of its intention to declare such a dividend and the amount thereof with the Rhode Island Commissioner of Insurance (the “Rhode Island Commissioner”) and the Rhode Island Commissioner either approves the distribution of the dividend or does not disapprove the distribution within 30 days of its filing. Under the Rhode Island Insurance Code, the Rhode Island Commissioner has broad discretion in determining whether the financial condition of a stock property and casualty insurance company would support the payment of such dividends to its stockholders.

MetLife, Inc.

In addition to regulatory restrictions on the payment of dividends by its subsidiaries to MetLife, Inc., the payment of dividends by MetLife, Inc. to its stockholders is also subject to restrictions. The declaration and payment of dividends is subject to the discretion of MetLife, Inc.’s Board of Directors, and will depend on its financial condition, results of operations, cash requirements, future prospects and other factors deemed relevant by the Board. In addition, the payment of dividends on MetLife, Inc.’s common stock, and MetLife, Inc.’s ability to repurchase its common stock, may be subject to restrictions described below arising out of (i) regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) and the Federal Reserve Bank of New York (collectively, with the Federal Reserve Board, the “Federal Reserve”) as a result of the designation of MetLife, Inc. by the Financial Stability Oversight Council (“FSOC”) as a non-bank systemically important financial institution (“non-bank SIFI”), and (ii) restrictions under the terms of MetLife, Inc.’s preferred stock, and junior subordinated debentures in situations where MetLife, Inc. may be experiencing financial stress, as described below. For purposes of this discussion, “junior subordinated debentures” are deemed to include MetLife, Inc.’s Fixed-to-Floating Rate Exchangeable Surplus Trust Securities, which are exchangeable at the option of MetLife, Inc., or in the future upon the occurrence of certain events, for junior subordinated debentures, and which contain terms with the same substantive effects described in this discussion as the terms in MetLife’s junior subordinated debentures.

Regulatory Restrictions. On December 18, 2014, the FSOC designated MetLife, Inc. as a non-bank SIFI subject to regulation by the Federal Reserve and to enhanced supervision and prudential standards. On January 13, 2015, MetLife, Inc. filed an action in the U.S. District Court for the District of Columbia asking the court to review and rescind the FSOC’s designation of MetLife, Inc. as a non-bank SIFI. The Federal Reserve Board proposed a set of prudential standards that would have applied to non-bank SIFIs. The Federal Reserve Board’s proposal contemplated that these standards could be tailored for different companies on an individual basis or by category, taking into consideration their capital structure, riskiness, complexity, financial activities, size and any other risk-related factors that the Federal Reserve Board deems appropriate. In

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Notes to the Consolidated Financial Statements — (Continued)

16. Equity (continued)

February 2014, the Federal Reserve Board implemented certain of the enhanced prudential standards for bank holding companies and foreign banking organizations with total consolidated assets of $50 billion or more and indicated that it plans to apply enhanced prudential standards to non-bank SIFIs by rule or order. Accordingly, the manner in which these proposed standards might apply to MetLife, Inc. remains unclear. Enhanced prudential and capital standards imposed on MetLife, Inc. as a non-bank SIFI could adversely affect its ability to pay dividends to its stockholders, as well as repurchase its common stock or other securities or engage in other transactions that could affect its capital. MetLife, Inc. has also been designated as a global systemically important insurer by the Financial Stability Board. As such, it could be subject to enhanced capital standards and supervision and other additional requirements that would not apply to companies that are not so designated. These policy measures would need to be implemented by legislation or regulation in each applicable jurisdiction, and the impact on MetLife, Inc. is uncertain.

“Dividend Stopper” Provisions in the Preferred Stock and Junior Subordinated Debentures. Certain terms of MetLife, Inc.’s preferred stock and junior subordinated debentures (sometimes referred to as “dividend stoppers”) may prevent it from repurchasing its common or preferred stock or paying dividends on its common or preferred stock in certain circumstances. Dividends on the preferred stock are not cumulative. If a dividend is not declared before the dividend payment date, MetLife, Inc. has no obligation to pay dividends accrued for that dividend period whether or not dividends are declared and paid in future periods. No dividends may, however, be paid or declared on MetLife, Inc.’s common stock — or any other securities ranking junior to the preferred stock — unless the full dividends for the latest completed dividend period on all preferred stock, and any parity stock, have been declared and paid or provided for. Under the junior subordinated debentures, if MetLife, Inc. has not paid in full the accrued interest on its junior subordinated debentures through the most recent interest payment date, it may not repurchase or pay dividends on its common stock or other capital stock (including the preferred stock), subject to certain exceptions. The junior subordinated debentures provide that MetLife may, at its option and provided that certain conditions are met, defer payment of interest without giving rise to an event of default for periods of up to 10 years (although after five years MetLife, Inc. would be obligated to use commercially reasonable efforts to sell equity securities to raise proceeds to pay the interest), with no limitation on the number of deferral periods that MetLife, Inc. may begin, so long as all accrued and unpaid interest is paid with respect to prior deferral periods. If MetLife, Inc. were to elect to defer payments of interest, the “dividend stopper” provisions in the junior subordinated debentures would thus prevent MetLife, Inc. from repurchasing or paying dividends on its common stock or other capital stock (including the preferred stock) during the period of deferral, subject to exceptions.

In addition, the preferred stock and the junior subordinated debentures contain provisions that would automatically suspend the payment of preferred stock dividends and junior subordinated debenture interest payments if MetLife, Inc. fails to meet certain risk based capital ratio, net income and stockholders’ equity tests at specified times. In such cases, however, MetLife would be permitted to make the payments if it were able to utilize a prescribed alternative payment mechanism. As a result of the suspension of these payments, the “dividend stopper” provisions would come into effect.

MetLife, Inc. is a party to certain RCCs which limit its ability to eliminate these restrictions through the repayment, redemption or purchase of preferred stock or junior subordinated debentures by requiring MetLife, Inc., subject to certain limitations, to receive cash proceeds during a specified period from the sale of specified replacement securities prior to any such repayment, redemption or purchase. See “—Preferred Stock” for a description of such covenants in effect with respect to the preferred stock, and Note 14 for a description of such covenants in effect with respect to junior subordinated debentures.

210	MetLife, Inc.

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Notes to the Consolidated Financial Statements — (Continued)

16. Equity (continued)

Accumulated Other Comprehensive Income (Loss)

Information regarding changes in the balances of each component of AOCI attributable to MetLife, Inc., net of income tax, was as follows:

	Unrealized Investment Gains (Losses), Net of Related Offsets (1)	Unrealized Gains (Losses) on Derivatives	Foreign Currency Translation Adjustments	Defined Benefit Plans Adjustment	Total
	(In millions)

Balance at December 31, 2011	$7,689	$985	$(648)	$(1,943)	$6,083

OCI before reclassifications	9,321	(262)	(134)	(996)	7,929

Deferred income tax benefit (expense)	(3,457)	92	249	350	(2,766)

OCI before reclassifications, net of income tax	13,553	815	(533)	(2,589)	11,246

Amounts reclassified from AOCI	58	24	—	154	236

Deferred income tax benefit (expense)	(23)	(8)	—	(54)	(85)

Amounts reclassified from AOCI, net of income tax	35	16	—	100	151

Balance at December 31, 2012	13,588	831	(533)	(2,489)	11,397

OCI before reclassifications	(8,487)	(937)	(937)	1,078	(9,283)

Deferred income tax benefit (expense)	2,807	312	(189)	(379)	2,551

OCI before reclassifications, net of income tax	7,908	206	(1,659)	(1,790)	4,665

Amounts reclassified from AOCI	411	36	—	214	661

Deferred income tax benefit (expense)	(136)	(11)	—	(75)	(222)

Amounts reclassified from AOCI, net of income tax	275	25	—	139	439

Balance at December 31, 2013	8,183	231	(1,659)	(1,651)	5,104

OCI before reclassifications	11,197	669	(1,492)	(1,150)	9,224

Deferred income tax benefit (expense)	(3,419)	(261)	(208)	401	(3,487)

OCI before reclassifications, net of income tax	15,961	639	(3,359)	(2,400)	10,841

Amounts reclassified from AOCI	(811)	717	77	180	163

Deferred income tax benefit (expense)	249	(280)	(27)	(63)	(121)

Amounts reclassified from AOCI, net of income tax	(562)	437	50	117	42

Sale of subsidiary (2)	(320)	—	6	—	(314)

Deferred income tax benefit (expense)	80	—	—	—	80

Sale of subsidiary, net of income tax	(240)	—	6	—	(234)

Balance at December 31, 2014	$15,159	$1,076	$(3,303)	$(2,283)	$10,649

(1)	See Note 8 for information on offsets to investments related to future policy benefits, DAC, VOBA and DSI, and the policyholder dividend obligation.

(2)	See Note 3.

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Notes to the Consolidated Financial Statements — (Continued)

16. Equity (continued)

Information regarding amounts reclassified out of each component of AOCI, was as follows:

AOCI Components	Amounts Reclassified from AOCI			Consolidated Statement of Operations and Comprehensive Income (Loss) Locations
	Years Ended December 31,
	2014	2013	2012
	(In millions)

Net unrealized investment gains (losses):

Net unrealized investment gains (losses)	$603	$344	$(5)	Net investment gains (losses)

Net unrealized investment gains (losses)	67	93	73	Net investment income

Net unrealized investment gains (losses)	141	(26)	(10)	Net derivative gains (losses)

Net unrealized investment gains (losses), before income tax	811	411	58

Income tax (expense) benefit	(249)	(136)	(23)

Net unrealized investment gains (losses), net of income tax	$562	$275	$35

Unrealized gains (losses) on derivatives - cash flow hedges:

Interest rate swaps	$42	$20	$1	Net derivative gains (losses)

Interest rate swaps	9	8	4	Net investment income

Interest rate swaps	—	—	(3)	Other expenses

Interest rate forwards	(7)	10	1	Net derivative gains (losses)

Interest rate forwards	4	3	2	Net investment income

Interest rate forwards	2	(1)	(1)	Other expenses

Foreign currency swaps	(768)	(3)	23	Net derivative gains (losses)

Foreign currency swaps	(2)	(3)	(5)	Net investment income

Foreign currency swaps	2	1	1	Other expenses

Credit forwards	1	1	1	Net investment income

Gains (losses) on cash flow hedges, before income tax	(717)	36	24

Income tax (expense) benefit	280	(11)	(8)

Gains (losses) on cash flow hedges, net of income tax	(437)	25	16

Foreign currency translation adjustment	(77)	—	—	Net investment gain (losses)

Income tax (expense) benefit	27	—	—

Foreign translation adjustment, net of income tax	(50)	—	—

Defined benefit plans adjustment: (1)
Amortization of net actuarial gains (losses)	$(180)	$283	$252

Amortization of prior service (costs) credit	—	(69)	(98)

Amortization of defined benefit plan items, before income tax	(180)	214	154

Income tax (expense) benefit	63	(75)	(54)

Amortization of defined benefit plan items, net of income tax	$(117)	$139	$100

Total reclassifications, net of income tax	$(42)	$439	$151

(1)	These AOCI components are included in the computation of net periodic benefit costs. See Note 18.

212	MetLife, Inc.

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Notes to the Consolidated Financial Statements — (Continued)

17. Other Expenses

Information on other expenses was as follows:

	Years Ended December 31,
	2014	2013	2012
	(In millions)

Compensation	$4,894	$5,108	$5,562

Pension, postretirement and postemployment benefit costs	473	488	428

Commissions	5,153	5,428	5,909

Volume-related costs	859	842	599

Capitalization of DAC	(4,183)	(4,786)	(5,289)

Amortization of DAC and VOBA	4,132	3,550	4,199

Amortization of negative VOBA	(442)	(579)	(622)

Interest expense on debt	1,216	1,282	1,356

Premium taxes, licenses and fees	801	658	677

Professional services	1,457	1,454	1,664

Rent and related expenses, net of sublease income	361	376	422

Other (1)	2,370	2,781	2,850

Total other expenses	$17,091	$16,602	$17,755

(1)	See Note 19 for information on the Japan income tax refund included in other expenses for the year ended December 31, 2013.

Capitalization of DAC and Amortization of DAC and VOBA

See Note 5 for additional information on DAC and VOBA including impacts of capitalization and amortization. See also Note 7 for a description of the DAC amortization impact associated with the closed block.

Interest Expense on Debt

See Notes 12, 13, 14 and 15 for attribution of interest expense by debt issuance. Interest expense on debt includes interest expense related to CSEs. See Note 8.

Restructuring Charges

The Company commenced an enterprise-wide strategic initiative in 2012. This global strategy focuses on leveraging the Company’s scale to improve the value it provides to customers and shareholders in order to reduce costs, enhance revenues, achieve efficiencies and reinvest in its technology, platforms and functionality to improve its current operations and develop new capabilities.

These restructuring charges are included in other expenses. As the expenses relate to an enterprise-wide initiative, they are reported in Corporate & Other. Information regarding restructuring charges was as follows:

	Years Ended December 31,
	2014			2013			2012
	Severance	Lease and Asset Impairment	Total	Severance	Lease and Asset Impairment	Total	Severance	Lease and Asset Impairment	Total
	(In millions)

Balance at January 1,	$40	$6	$46	$23	$—	$23	$—	$—	$—

Restructuring charges	83	8	91	99	16	115	141	18	159

Cash payments	(92)	(8)	(100)	(82)	(10)	(92)	(118)	(18)	(136)

Balance at December 31,	$31	$6	$37	$40	$6	$46	$23	$—	$23

Total restructuring charges incurred since inception of initiative	$323	$42	$365	$240	$34	$274	$141	$18	$159

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Notes to the Consolidated Financial Statements — (Continued)

17. Other Expenses (continued)

Management anticipates further restructuring charges including severance, as well as lease and asset impairments, through the year ending December 31, 2016. However, such restructuring plans were not sufficiently developed to enable management to make an estimate of such restructuring charges at December 31, 2014.

ALICO Integration-Related Expenses

Integration-related costs were less than $1 million, $138 million and $305 million for the years ended December 31, 2014, 2013 and 2012, respectively. Integration-related costs represent costs directly related to integrating ALICO, including expenses for consulting and the integration of information systems. Such costs have been expensed as incurred and, as the integration of ALICO is an enterprise-wide initiative, these expenses are reported in Corporate & Other. The Company does not expect future ALICO integration-related costs to be material.

18. Employee	Benefit Plans

Pension and Other Postretirement Benefit Plans

Certain subsidiaries sponsor and/or administer various U.S. qualified and non-qualified defined benefit pension plans and other postretirement employee benefit plans covering employees and sales representatives who meet specified eligibility requirements. U.S. pension benefits are provided utilizing either a traditional formula or cash balance formula. The traditional formula provides benefits that are primarily based upon years of credited service and either final average or career average earnings. The cash balance formula utilizes hypothetical or notional accounts which credit participants with benefits equal to a percentage of eligible pay, as well as earnings credits, determined annually based upon the average annual rate of interest on 30-year U.S. Treasury securities, for each account balance. At December 31, 2014, the majority of active participants were accruing benefits under the cash balance formula; however, 89% of these subsidiaries’ obligations result from benefits calculated with the traditional formula. The U.S. non-qualified pension plans provide supplemental benefits in excess of limits applicable to a qualified plan. The non-U.S. pension plans generally provide benefits based upon either years of credited service and earnings preceding-retirement or points earned on job grades and other factors in years of service.

These subsidiaries also provide certain postemployment benefits and certain postretirement medical and life insurance benefits for retired employees. Employees of these subsidiaries who were hired prior to 2003 (or, in certain cases, rehired during or after 2003) and meet age and service criteria while working for one of the subsidiaries may become eligible for these other postretirement benefits, at various levels, in accordance with the applicable plans. Virtually all retirees, or their beneficiaries, contribute a portion of the total costs of postretirement medical benefits. Employees hired after 2003 are not eligible for any employer subsidy for postretirement medical benefits.

214	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

18. Employee Benefit Plans (continued)

Obligations and Funded Status

	December 31,
	2014				2013
	Pension Benefits		Other Postretirement Benefits		Pension Benefits		Other Postretirement Benefits

	U.S. Plans (1)	Non- U.S. Plans	U.S. Plans	Non- U.S. Plans	U.S. Plans (1)	Non- U.S. Plans	U.S. Plans	Non- U.S. Plans
	(In millions)

Change in benefit obligations

Benefit obligations at January 1,	$8,591	$744	$1,834	$41	$9,480	$823	$2,375	$43

Service costs	200	62	14	2	236	67	20	2

Interest costs	437	19	92	2	389	14	92	2

Plan participants’ contributions	—	—	30	—	—	—	30	—

Net actuarial (gains) losses	1,551	56	264	—	(1,050)	34	(551)	(1)

Acquisition, divestitures, settlements and curtailments	(13)	(5)	(6)	1	—	(19)	—	(3)

Change in benefits	(4)	—	(9)	—	—	—	—	—

Benefits paid	(500)	(36)	(109)	(7)	(464)	(41)	(132)	(2)

Effect of foreign currency translation	—	(101)	—	(4)	—	(134)	—	—

Benefit obligations at December 31,	10,262	739	2,110	35	8,591	744	1,834	41

Change in plan assets

Fair value of plan assets at January 1,	7,776	248	1,352	14	7,879	224	1,320	15

Actual return on plan assets	1,084	24	112	—	(22)	34	58	(1)

Acquisition, divestitures and settlements	—	(10)	—	—	—	(19)	—	(3)

Plan participants’ contributions	—	—	30	—	—	—	30	—

Employer contributions	390	60	41	3	383	83	76	5

Benefits paid	(500)	(36)	(109)	(7)	(464)	(41)	(132)	(2)

Effect of foreign currency translation	—	(33)	—	—	—	(33)	—	—

Fair value of plan assets at December 31,	8,750	253	1,426	10	7,776	248	1,352	14

Over (under) funded status at December 31,	$(1,512)	$(486)	$(684)	$(25)	$(815)	$(496)	$(482)	$(27)

Amounts recognized in the consolidated balance sheets

Other assets	$—	$7	$—	$1	$223	$7	$—	$—
Other liabilities	(1,512)	(493)	(684)	(26)	(1,038)	(503)	(482)	(27)

Net amount recognized	$(1,512)	$(486)	$(684)	$(25)	$(815)	$(496)	$(482)	$(27)

AOCI

Net actuarial (gains) losses	$3,034	$59	$422	$3	$2,274	$28	$211	$2

Prior service costs (credit)	(2)	1	(11)	1	18	2	1	1

AOCI, before income tax	$3,032	$60	$411	$4	$2,292	$30	$212	$3

Accumulated benefit obligation	$9,729	$626	N/A	N/A	$8,104	$636	N/A	N/A

(1)	Includes non-qualified unfunded plans, for which the aggregate PBO was $1.3 billion and $1.0 billion at December 31, 2014 and 2013, respectively.

MetLife, Inc.	215

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

18. Employee Benefit Plans (continued)

The aggregate pension accumulated benefit obligation and aggregate fair value of plan assets for pension benefit plans with accumulated benefit obligations in excess of plan assets was as follows at:

	December 31,
	2014		2013
	Pension Benefits
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
	(In millions)

Projected benefit obligations	$1,981	$634	$1,037	$644

Accumulated benefit obligations	$1,789	$573	$927	$579

Fair value of plan assets	$676	$177	$—	$167

Information for pension and other postretirement benefit plans with a PBO in excess of plan assets were as follows at:

	December 31,
	2014				2013
	Pension Benefits		Other Postretirement Benefits		Pension Benefits		Other Postretirement Benefits
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
	(In millions)

Projected benefit obligations	$10,241	$703	$2,110	$35	$1,170	$701	$1,834	$41

Fair value of plan assets	$8,719	$212	$1,426	$10	$133	$199	$1,352	$14

Net Periodic Benefit Costs

Net periodic benefit costs are determined using management estimates and actuarial assumptions to derive service costs, interest costs and expected return on plan assets for a particular year. Net periodic benefit costs also includes the applicable amortization of net actuarial (gains) losses and amortization of any prior service costs (credit).

The obligations and expenses associated with these plans require an extensive use of assumptions such as the discount rate, expected rate of return on plan assets, rate of future compensation increases, healthcare cost trend rates, as well as assumptions regarding participant demographics such as rate and age of retirements, withdrawal rates and mortality. Management, in consultation with its external consulting actuarial firms, determines these assumptions based upon a variety of factors such as historical performance of the plan and its assets, currently available market and industry data and expected benefit payout streams. The assumptions used may differ materially from actual results due to, among other factors, changing market and economic conditions and changes in participant demographics. These differences may have a significant effect on the Company’s consolidated financial statements and liquidity.

Net periodic pension costs and net periodic other postretirement benefit plan costs are comprised of the following:

•	Service Costs — Service costs are the increase in the projected (expected) PBO resulting from benefits payable to employees on service rendered during the current year.

•	Interest Costs — Interest costs are the time value adjustment on the projected (expected) PBO at the end of each year.

•

Settlement and Curtailment Costs — The aggregate amount of net (gains) losses recognized in net periodic benefit costs is due to settlements and curtailments. Settlements result from actions that relieve/eliminate the plan’s responsibility for benefit obligations or risks associated with the obligations or assets used for the settlement. Curtailments result from an event that significantly reduces/eliminates plan participants’ expected years of future services or benefit accruals.

•	Expected Return on Plan Assets — Expected return on plan assets is the assumed return earned by the accumulated pension and other postretirement fund assets in a particular year.

•

Amortization of Net Actuarial (Gains) Losses — Actuarial gains and losses result from differences between the actual experience and the expected experience on pension and other postretirement plan assets or projected (expected) PBO during a particular period. These gains and losses are accumulated and, to the extent they exceed 10% of the greater of the PBO or the fair value of plan assets, the excess is amortized into pension and other postretirement benefit costs over the expected service years of the employees.

216	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

18. Employee Benefit Plans (continued)

•

Amortization of Prior Service Costs (Credit) — These costs relate to the recognition of increases or decreases in pension and other postretirement benefit obligation due to amendments in plans or initiation of new plans. These increases or decreases in obligation are recognized in AOCI at the time of the amendment. These costs are then amortized to pension and other postretirement benefit costs over the expected service years of the employees affected by the change.

The components of net periodic benefit costs and other changes in plan assets and benefit obligations recognized in OCI were as follows:

	Years Ended December 31,
	2014				2013				2012
	Pension Benefits		Other Postretirement Benefits		Pension Benefits		Other Postretirement Benefits		Pension Benefits		Other Postretirement Benefits
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
	(In millions)
Net periodic benefit costs
Service costs	$200	$62	$14	$2	$236	$67	$20	$2	$224	$75	$21	$1
Interest costs	437	19	92	2	389	14	92	2	406	17	103	2
Settlement and curtailment costs	14	5	2	2	—	(2)	—	1	—	—	—	1
Expected return on plan assets	(475)	(7)	(75)	(1)	(483)	(6)	(75)	(1)	(484)	(6)	(77)	(1)
Amortization of net actuarial (gains) losses	169	—	11	—	228	—	55	—	195	—	57	—
Amortization of prior service costs (credit)	1	—	(1)	—	6	—	(75)	—	6	—	(104)	—

Total net periodic benefit costs (credit)	346	79	43	5	376	73	17	4	347	86	—	3

Other changes in plan assets and benefit obligations recognized in OCI
Net actuarial (gains) losses	929	31	222	1	(545)	1	(533)	1	744	18	234	2
Prior service costs (credit)	(19)	(1)	(13)	—	—	—	—	—	—	(1)	—	(1)
Amortization of net actuarial (gains) losses	(169)	—	(11)	—	(228)	—	(55)	(2)	(195)	—	(57)	—
Amortization of prior service (costs) credit	(1)	—	1	—	(6)	—	75	—	(6)	—	104	—

Total recognized in OCI	740	30	199	1	(779)	1	(513)	(1)	543	17	281	1

Total recognized in net periodic benefit costs and OCI	$1,086	$109	$242	$6	$(403)	$74	$(496)	$3	$890	$103	$281	$4

The estimated net actuarial (gains) losses and prior service costs (credit) for the U.S. pension plans and the U.S. defined benefit other postretirement benefit plans that will be amortized from AOCI into net periodic benefit costs over the next year are $200 million and ($1) million, and $31 million and ($4) million, respectively.

MetLife, Inc.	217

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

18. Employee Benefit Plans (continued)

Assumptions

Assumptions used in determining benefit obligations were as follows:

	Pension Benefits		Other Postretirement Benefits

	U.S. Plans	Non-U.S. Plans (1)	U.S. Plans	Non-U.S. Plans (1)

December 31, 2014

Weighted average discount rate	4.10%	1.68%	4.10%	5.84%

Rate of compensation increase	2.25% - 8.50%	2.00% - 5.50%	N/A	N/A

December 31, 2013

Weighted average discount rate	5.15%	1.94%	5.15%	6.47%

Rate of compensation increase	3.50% - 7.50%	2.00% - 5.50%	N/A	N/A

(1)	Reflects those assumptions that were most appropriate for the local economic environments of each of the subsidiaries providing such benefits.

Assumptions used in determining net periodic benefit costs were as follows:

	Pension Benefits		Other Postretirement Benefits
	U.S. Plans	Non-U.S. Plans (1)	U.S. Plans	Non-U.S. Plans (1)

Year Ended December 31, 2014

Weighted average discount rate	5.15%	2.06%	5.15%	6.38%

Weighted average expected rate of return on plan assets	6.25%	3.24%	5.70%	7.25%

Rate of compensation increase	3.50% - 7.50%	2.00% - 5.50%	N/A	N/A

Year Ended December 31, 2013

Weighted average discount rate	4.20%	1.98%	4.20%	5.01%

Weighted average expected rate of return on plan assets	6.25%	2.07%	5.76%	7.25%

Rate of compensation increase	3.50% - 7.50%	1.50% - 5.50%	N/A	N/A

Year Ended December 31, 2012

Weighted average discount rate	4.95%	2.35%	4.95%	5.78%

Weighted average expected rate of return on plan assets	7.00%	3.35%	6.26%	6.54%

Rate of compensation increase	3.50% - 7.50%	2.00% - 4.00%	N/A	N/A

(1)	Reflects those assumptions that were most appropriate for the local economic environments of each of the subsidiaries providing such benefits.

The weighted average discount rate for the U.S. plans is determined annually based on the yield, measured on a yield to worst basis, of a hypothetical portfolio constructed of high quality debt instruments available on the valuation date, which would provide the necessary future cash flows to pay the aggregate PBO when due.

The weighted average discount rate for non-U.S. pension plans is based on the duration of liabilities on a country by country basis. The rate was selected by reference to high quality corporate bonds in developed markets or local government bonds where markets were less robust or nonexistent.

The weighted average expected rate of return on plan assets for the U.S. plans is based on anticipated performance of the various asset sectors in which the plans invest, weighted by target allocation percentages. Anticipated future performance is based on long-term historical returns of the plan assets by sector, adjusted for the long-term expectations on the performance of the markets. While the precise expected rate of return derived using this approach will fluctuate from year to year, the policy is to hold this long-term assumption constant as long as it remains within reasonable tolerance from the derived rate.

The weighted average expected long-term rate of return for the non-U.S. pension plans is an aggregation of each country’s expected rate of return within each asset class. For each country, the rate of return with respect to each asset class was developed based on a building block

218	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

18. Employee Benefit Plans (continued)

approach that considers historical returns, current market conditions, asset volatility and the expectations for future market returns. While the assessment of the expected rate of return is long-term and not expected to change annually, significant changes in investment strategy or economic conditions may warrant such a change. The expected rate of return within each asset class, together with any contributions made, are expected to maintain the plans’ ability to meet all required benefit obligations.

The weighted average expected rate of return on plan assets for use in that plan’s valuation in 2015 is currently anticipated to be 6.24% for U.S. pension benefits and 5.65% for U.S. other postretirement benefits. The weighted average expected rate of return on plan assets for use in that plan’s valuation in 2015 is currently anticipated to be 2.73% for non-U.S. pension benefits and 6.75% for non-U.S. other postretirement benefits.

The assumed healthcare costs trend rates used in measuring the APBO and net periodic benefit costs were as follows:

	December 31,
	2014	2013
Pre-and Post-Medicare eligible claims	6.4% for 2015, gradually decreasing each year for Pre-Medicare until 2094 reaching the ultimate rate of 4.4% and for Post-Medicare until 2089 reaching the ultimate rate of 4.7%	6.4% in 2014, gradually decreasing each year until 2094 reaching the ultimate rate of 4.4% for Pre-Medicare and 4.6% for Post-Medicare.

Assumed healthcare costs trend rates may have a significant effect on the amounts reported for healthcare plans. A 1% change in assumed healthcare costs trend rates would have the following effects as of December 31, 2014:

	U.S. Plans		Non-U.S. Plans
	One Percent Increase	One Percent Decrease	One Percent Increase	One Percent Decrease
	(In millions)

Effect on total of service and interest costs components	$14	$(11)	$—	$—

Effect of accumulated postretirement benefit obligations	$302	$(245)	$1	$(1)

As of December 31, 2014, the improved mortality rate assumption used for all U.S. pension and postretirement benefit plans is the RP-2000 healthy mortality table projected generationally using 175% of Scale AA. The mortality rate assumption was revised based upon the results of a comprehensive study of MetLife’s demographic experience and reflects the current best estimate of expected mortality rates for MetLife’s participant population. Prior to December 31, 2014, the mortality rate assumption used to value the benefit obligations and net periodic benefit cost for these plans was the RP-2000 healthy mortality table projected generationally using 100% of Scale AA.

Plan Assets

The pension and other postretirement benefit plan assets are categorized into a three-level fair value hierarchy, as defined in Note 10, based upon the significant input with the lowest level in its valuation. The following summarizes the types of assets included within the three-level fair value hierarchy presented below.

Level 1

This category includes separate accounts that are invested in fixed maturity securities, equity securities, derivative assets and short-term investments which have unadjusted quoted market prices in active markets for identical assets and liabilities.

Level 2

This category includes certain separate accounts that are primarily invested in liquid and readily marketable securities. The estimated fair value of such separate account is based upon reported NAV provided by fund managers and this value represents the amount at which transfers into and out of the respective separate account are effected. These separate accounts provide reasonable levels of price transparency and can be corroborated through observable market data.

Directly held investments are primarily invested in U.S. and foreign government and corporate securities.

Level 3

This category includes separate accounts that are invested in fixed maturity securities, equity securities, derivative assets and other investments that provide little or no price transparency due to the infrequency with which the underlying assets trade and generally require additional time to liquidate in an orderly manner. Accordingly, the values for separate accounts invested in these alternative asset classes are based on inputs that cannot be readily derived from or corroborated by observable market data.

Certain separate accounts are invested in investment partnerships designated as hedge funds. The values for these separate accounts is determined monthly based on the NAV of the underlying hedge fund investment. Additionally, such hedge funds generally contain lock out or other waiting period provisions for redemption requests to be filled. While the reporting and redemption restrictions may limit the frequency of trading activity in separate accounts invested in hedge funds, the reported NAV, and thus the referenced value of the separate account, provides a reasonable level of price transparency that can be corroborated through observable market data.

MetLife, Inc.	219

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

18. Employee Benefit Plans (continued)

U.S. Plans

Certain U.S. subsidiaries provide employees with benefits under various Employee Retirement Income Security Act of 1974 (“ERISA”) benefit plans. These include qualified pension plans, postretirement medical plans and certain retiree life insurance coverage. The assets of these U.S. subsidiaries’ qualified pension plans are held in an insurance group annuity contract, and the vast majority of the assets of the postretirement medical plan and backing the retiree life coverage are held in a trust which largely utilizes insurance contracts to hold the assets. All of these contracts are issued by Company insurance affiliates, and the assets under the contracts are held in insurance separate accounts that have been established by the Company. The underlying assets of the separate accounts are principally comprised of cash and cash equivalents, short-term investments, fixed maturity and equity securities, derivatives, real estate, private equity investments and hedge fund investments.

The insurance contract provider engages investment management firms (“Managers”) to serve as sub-advisors for the separate accounts based on the specific investment needs and requests identified by the plan fiduciary. These Managers have portfolio management discretion over the purchasing and selling of securities and other investment assets pursuant to the respective investment management agreements and guidelines established for each insurance separate account. The assets of the qualified pension plans and postretirement medical plans (the “Invested Plans”) are well diversified across multiple asset categories and across a number of different Managers, with the intent of minimizing risk concentrations within any given asset category or with any given Manager.

The Invested Plans, other than those held in participant directed investment accounts, are managed in accordance with investment policies consistent with the longer-term nature of related benefit obligations and within prudent risk parameters. Specifically, investment policies are oriented toward (i) maximizing the Invested Plan’s funded status; (ii) minimizing the volatility of the Invested Plan’s funded status; (iii) generating asset returns that exceed liability increases; and (iv) targeting rates of return in excess of a custom benchmark and industry standards over appropriate reference time periods. These goals are expected to be met through identifying appropriate and diversified asset classes and allocations, ensuring adequate liquidity to pay benefits and expenses when due and controlling the costs of administering and managing the Invested Plan’s investments. Independent investment consultants are periodically used to evaluate the investment risk of Invested Plan’s assets relative to liabilities, analyze the economic and portfolio impact of various asset allocations and management strategies and to recommend asset allocations.

Derivative contracts may be used to reduce investment risk, to manage duration and to replicate the risk/return profile of an asset or asset class. Derivatives may not be used to leverage a portfolio in any manner, such as to magnify exposure to an asset, asset class, interest rates or any other financial variable. Derivatives are also prohibited for use in creating exposures to securities, currencies, indices or any other financial variable that is otherwise restricted.

The table below summarizes the actual weighted average allocation of the fair value of total plan assets by asset class at December 31 for the years indicated and the approved target allocation by major asset class at December 31, 2014 for the Invested Plans:

	December 31,
	2014						2013
	Pension		Postretirement Medical		Postretirement Life		Pension	Postretirement Medical	Postretirement Life
	Target	Actual Allocation	Target	Actual Allocation	Target	Actual Allocation	Actual Allocation	Actual Allocation	Actual Allocation

Asset Class

Fixed maturity securities (1)	75%	69%	70%	71%	—%	—%	64%	67%	—%

Equity securities (2)	12%	15%	30%	27%	—%	—%	23%	32%	—%

Alternative securities (3)	13%	16%	—%	2%	100%	100%	13%	1%	100%

Total assets		100%		100%		100%	100%	100%	100%

(1)

Fixed maturity securities include ABS, collateralized mortgage obligations, corporate, federal agency, foreign bonds, mortgage-backed securities, municipals, preferred stocks, U.S. government bonds and exchange traded funds. Certain prior year amounts have been reclassified from equity securities into fixed maturity securities to conform to the current year presentation.

(2)	Equity securities primarily include common stock of U.S. companies.

(3)

Alternative securities primarily include derivative assets, money market securities, short-term investments and other investments. Postretirement life’s target and actual allocation of plan assets are all in short-term investments.

220	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

18. Employee Benefit Plans (continued)

The pension and postretirement plan assets measured at estimated fair value on a recurring basis were determined as described in “- Plan Assets.” These estimated fair values and their corresponding placement in the fair value hierarchy are summarized as follows:

	December 31, 2014
	Pension Benefits				Other Postretirement Benefits
	Fair Value Hierarchy				Fair Value Hierarchy
	Level 1	Level 2	Level 3	Total Estimated Fair Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
	(In millions)
Assets
Fixed maturity securities:
Corporate	$—	$2,638	$80	$2,718	$42	$244	$3	$289
U.S. government bonds	1,605	223	—	1,828	169	12	—	181
Foreign bonds	—	718	17	735	—	68	—	68
Federal agencies	—	254	—	254	—	35	—	35
Municipals	—	270	—	270	—	74	—	74
Other (1)	—	188	8	196	—	63	—	63

Total fixed maturity securities	1,605	4,291	105	6,001	211	496	3	710

Equity securities:
Common stock - domestic	951	—	—	951	188	—	—	188
Common stock - foreign	394	—	—	394	80	—	—	80

Total equity securities	1,345	—	—	1,345	268	—	—	268

Other investments	—	24	743	767	—	—	—	—
Short-term investments	189	273	—	462	14	433	—	447
Money market securities	29	56	—	85	—	—	—	—
Derivative assets	11	7	72	90	—	1	—	1

Total assets	$3,179	$4,651	$920	$8,750	$493	$930	$3	$1,426

MetLife, Inc.	221

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

18. Employee Benefit Plans (continued)

	December 31, 2013
	Pension Benefits				Other Postretirement Benefits
	Fair Value Hierarchy				Fair Value Hierarchy
	Level 1	Level 2	Level 3	Total Estimated Fair Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
	(In millions)

Assets
Fixed maturity securities:
Corporate	$—	$2,073	$59	$2,132	$77	$170	$1	$248
U.S. government bonds	924	166	—	1,090	135	5	—	140
Foreign bonds	—	718	11	729	—	63	—	63
Federal agencies	—	292	—	292	—	33	—	33
Municipals	—	219	—	219	55	15	—	70
Other (1)	—	490	19	509	—	54	—	54

Total fixed maturity securities	924	3,958	89	4,971	267	340	1	608

Equity securities:
Common stock - domestic	1,133	22	148	1,303	196	—	—	196
Common stock - foreign	460	—	—	460	102	—	—	102

Total equity securities	1,593	22	148	1,763	298	—	—	298

Other investments	—	—	600	600	—	—	—	—
Short-term investments	53	309	—	362	—	439	—	439
Money market securities	1	12	—	13	4	—	—	4
Derivative assets	17	15	35	67	—	3	—	3

Total assets	$2,588	$4,316	$872	$7,776	$569	$782	$1	$1,352

(1)	Other primarily includes mortgage-backed securities, collateralized mortgage obligations and ABS.

A rollforward of all pension and other postretirement benefit plan assets measured at estimated fair value on a recurring basis using significant unobservable (Level 3) inputs was as follows:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Pension Benefits
	Fixed Maturity Securities			Equity Securities
	Corporate	Foreign Bonds	Other (1)	Common Stock - Domestic	Other Investments	Derivative Assets
	(In millions)

Year Ended December 31, 2014

Balance at January 1,	$59	$11	$19	$148	$600	$35

Realized gains (losses)	3	—	—	—	(13)	(16)

Unrealized gains (losses)	—	—	—	—	112	19

Purchases, sales, issuances and settlements, net	11	6	(2)	—	(104)	34

Transfers into and/or out of Level 3	7	—	(9)	(148)	148	—

Balance at December 31,	$80	$17	$8	$—	$743	$72

222	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

18. Employee Benefit Plans (continued)

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Other Postretirement Benefits
	Fixed Maturity Securities
	Corporate	Municipals	Other (1)	Derivative Assets
	(In millions)

Year Ended December 31, 2014

Balance at January 1,	$1	$—	$—	$—

Realized gains (losses)	—	—	—	—

Unrealized gains (losses)	1	—	—	—

Purchases, sales, issuances and settlements, net	1	—	—	—

Transfers into and/or out of Level 3	—	—	—	—

Balance at December 31,	$3	$—	$—	$—

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Pension Benefits
	Fixed Maturity Securities			Equity Securities
	Corporate	Foreign Bonds	Other (1)	Common Stock - Domestic	Other Investments	Derivative Assets
	(In millions)

Year Ended December 31, 2013

Balance at January 1,	$19	$8	$7	$137	$447	$1

Realized gains (losses)	—	—	—	(1)	—	(3)

Unrealized gains (losses)	(2)	1	—	9	59	(18)

Purchases, sales, issuances and settlements, net	19	(3)	11	3	(62)	55

Transfers into and/or out of Level 3	23	5	1	—	156	—

Balance at December 31,	$59	$11	$19	$148	$600	$35

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Other Postretirement Benefits
	Fixed Maturity Securities
	Corporate	Municipals	Other (1)	Derivative Assets
	(In millions)

Year Ended December 31, 2013

Balance at January 1,	$4	$1	$3	$—

Realized gains (losses)	—	—	(3)	—

Unrealized gains (losses)	—	—	4	—

Purchases, sales, issuances and settlements, net	(3)	(1)	(4)	—

Transfers into and/or out of Level 3	—	—	—	—

Balance at December 31,	$1	$—	$—	$—

MetLife, Inc.	223

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

18. Employee Benefit Plans (continued)

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Pension Benefits
	Fixed Maturity Securities			Equity Securities
	Corporate	Foreign Bonds	Other (1)	Common Stock - Domestic	Other Investments	Derivative Assets
	(In millions)

Year Ended December 31, 2012

Balance at January 1,	$32	$5	$2	$206	$531	$4

Realized gains (losses)	—	—	—	(27)	55	6

Unrealized gains (losses)	(1)	8	—	10	(36)	(7)

Purchases, sales, issuances and settlements, net	(12)	(5)	5	(52)	(103)	(2)

Transfers into and/or out of Level 3	—	—	—	—	—	—

Balance at December 31,	$19	$8	$7	$137	$447	$1

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Other Postretirement Benefits
	Fixed Maturity Securities
	Corporate	Municipals	Other (1)	Derivative Assets
	(In millions)

Year Ended December 31, 2012

Balance at January 1,	$4	$1	$5	$1

Realized gains (losses)	—	—	(2)	2

Unrealized gains (losses)	—	—	2	(2)

Purchases, sales, issuances and settlements, net	—	—	(2)	(1)

Transfers into and/or out of Level 3	—	—	—	—

Balance at December 31,	$4	$1	$3	$—

(1)	Other includes ABS and collateralized mortgage obligations.

Non-U.S. Plans

Pension benefits are provided utilizing either a traditional formula or cash balance formula, similar to the U.S. plans. The investment objectives are also similar, subject to local regulations. Generally, these international pension plans invest directly in high quality equity and fixed maturity securities. The assets of the non-U.S. pension plans are comprised of short-term investments, equity and fixed maturity securities, real estate and hedge fund investments.

The assets of the non-U.S. pension plans, other than those held in participant directed investment accounts, are managed in accordance with investment policies consistent with the longer-term nature of related benefit obligations and within prudent risk parameters and consistent with the policies, goals and derivative instrument risk management guidelines described above for the U.S. plans.

224	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

18. Employee Benefit Plans (continued)

The table below summarizes the actual weighted average allocation of the fair value of total plan assets by asset class at December 31 for the years indicated and the approved target allocation by major asset class at December 31, 2014 for the plans:

	December 31,
	2014				2013
	Pension		Other Postretirement		Pension	Other Postretirement
	Target	Actual Allocation	Target	Actual Allocation	Actual Allocation	Actual Allocation
Asset Class

Fixed maturity securities (1)	74%	61%	100%	100%	50%	100%

Equity securities (2)	19%	23%	—%	—%	33%	—%

Alternative securities (3)	7%	16%	—%	—%	17%	—%

Total assets		100%		100%	100%	100%

(1)	Fixed maturity securities include corporate and foreign bonds.

(2)	Equity securities primarily include common stock of non-U.S. companies.

(3)	Alternative securities include derivative assets, real estate, short-term investments, and other investments.

The pension and postretirement plan assets measured at estimated fair value on a recurring basis were determined as described in “—Plan Assets.” These estimated fair values and their corresponding placement in the fair value hierarchy are summarized as follows:

	December 31, 2014
	Pension Benefits				Other Postretirement Benefits
	Fair Value Hierarchy				Fair Value Hierarchy
	Level 1	Level 2	Level 3	Total Estimated Fair Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
	(In millions)
Assets
Fixed maturity securities:

Corporate	$—	$66	$—	$66	$—	$—	$—	$—

Foreign bonds	—	90	—	90	—	10	—	10

Total fixed maturity securities	—	156	—	156	—	10	—	10

Equity securities:

Common stock - foreign	—	57	—	57	—	—	—	—

Other investments	34	—	—	34	—	—	—	—

Derivative assets	—	—	1	1	—	—	—	—

Real estate	—	—	2	2	—	—	—	—

Short-term investments	—	3	—	3	—	—	—	—

Total assets	$34	$216	$3	$253	$—	$10	$—	$10

MetLife, Inc.	225

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

18. Employee Benefit Plans (continued)

	December 31, 2013
	Pension Benefits				Other Postretirement Benefits
	Fair Value Hierarchy				Fair Value Hierarchy
	Level 1	Level 2	Level 3	Total Estimated Fair Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
	(In millions)

Assets

Fixed maturity securities:

Corporate	$—	$27	$—	$27	$—	$—	$—	$—

Foreign bonds	—	96	—	96	—	14	—	14

Total fixed maturity securities	—	123	—	123	—	14	—	14

Equity securities:

Common stock - foreign	—	83	—	83	—	—	—	—

Other investments	32	—	—	32	—	—	—	—

Derivative assets	—	—	2	2	—	—	—	—

Real estate	—	—	2	2	—	—	—	—

Short-term investments	—	6	—	6	—	—	—	—

Total assets	$32	$212	$4	$248	$—	$14	$—	$14

A rollforward of all pension benefit plan assets measured at estimated fair value on a recurring basis using significant unobservable (Level 3) inputs was as follows:

	Years Ended December 31,
	2014		2013		2012
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Pension Benefits
	Derivative Assets	Real Estate	Derivative Assets	Real Estate	Derivative Assets	Real Estate
	(In millions)

Balance at January 1,	$2	$2	$13	$7	$13	$8

Realized gains (losses)	—	—	(2)	(1)	(1)	(1)

Unrealized gains (losses)	(1)	—	3	1	1	—

Purchases, sales, issuances, and settlements, net	—	—	(12)	(5)	—	—

Balance at December 31,	$1	$2	$2	$2	$13	$7

Expected Future Contributions and Benefit Payments

It is the subsidiaries’ practice to make contributions to the U.S. qualified pension plan to comply with minimum funding requirements of ERISA. In accordance with such practice, no contributions are required for 2015. The subsidiaries expect to make discretionary contributions to the qualified pension plan of $300 million in 2015. For information on employer contributions, see “— Obligations and Funded Status.”

Benefit payments due under the U.S. non-qualified pension plans are primarily funded from the subsidiaries’ general assets as they become due under the provision of the plans, therefore benefit payments equal employer contributions. The U.S. subsidiaries expect to make contributions of $70 million to fund the benefit payments in 2015.

U.S. and non-U.S. postretirement benefits are either: (i) not vested under law; (ii) a non-funded obligation of the subsidiaries; or (iii) both. Current regulations do not require funding for these benefits. The subsidiaries use their general assets, net of participant’s contributions, to pay postretirement medical claims as they come due. As permitted under the terms of the governing trust document, the subsidiaries may be reimbursed from plan assets for postretirement medical claims paid from their general assets. The U.S. subsidiaries expect to make contributions of $50 million towards benefit obligations in 2015 to pay postretirement medical claims.

226	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

18. Employee Benefit Plans (continued)

Gross benefit payments for the next 10 years, which reflect expected future service where appropriate, are expected to be as follows:

	Pension Benefits		Other Postretirement Benefits
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
	(In millions)

2015	$490	$32	$81	$4

2016	$507	$36	$81	$3

2017	$531	$37	$84	$3

2018	$544	$40	$87	$3

2019	$565	$48	$92	$3

2020-2024	$3,134	$255	$519	$14

Additional Information

As previously discussed, most of the assets of the U.S. pension benefit plan are held in a group annuity contract issued by the subsidiaries while some of the assets of the U.S. postretirement benefit plans are held in a trust which largely utilizes life insurance contracts issued by the subsidiaries to hold such assets. Total revenues from these contracts recognized in the consolidated statements of operations were $50 million, $49 million and $54 million for the years ended December 31, 2014, 2013 and 2012, respectively, and included policy charges and net investment income from investments backing the contracts and administrative fees. Total investment income (loss), including realized and unrealized gains (losses), credited to the account balances was $1.2 billion, $20 million and $867 million for the years ended December 31, 2014, 2013 and 2012, respectively. The terms of these contracts are consistent in all material respects with those the subsidiaries offer to unaffiliated parties that are similarly situated.

Defined Contribution Plans

Certain subsidiaries sponsor defined contribution plans for substantially all U.S. employees under which a portion of employee contributions are matched. These subsidiaries contributed $77 million, $93 million and $96 million for the years ended December 31, 2014, 2013 and 2012, respectively.

19. Income	Tax

The provision for income tax from continuing operations was as follows:

	Years Ended December 31,
	2014	2013	2012
	(In millions)

Current:

Federal	$(56)	$85	$(29)

State and local	9	2	6

Foreign	779	422	846

Subtotal	732	509	823

Deferred:

Federal	1,597	(250)	(244)

State and local	(1)	(11)	(1)

Foreign	137	413	(450)

Subtotal	1,733	152	(695)

Provision for income tax expense (benefit)	$2,465	$661	$128

MetLife, Inc.	227

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

19. Income Tax (continued)

The Company’s income (loss) from continuing operations before income tax expense (benefit) from domestic and foreign operations were as follows:

	Years Ended December 31,
	2014	2013	2012
	(In millions)

Income (loss) from continuing operations:

Domestic	$6,043	$1,186	$(1,496)

Foreign	2,761	2,866	2,938

Total	$8,804	$4,052	$1,442

The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported for continuing operations was as follows:

	Years Ended December 31,
	2014	2013	2012
	(In millions)

Tax provision at U.S. statutory rate	$3,081	$1,418	$505

Tax effect of:

Dividend received deduction	(204)	(166)	(162)

Tax-exempt income	(92)	(96)	(94)

Prior year tax	21	75	23

Low income housing tax credits	(209)	(194)	(150)

Other tax credits	(77)	(54)	(28)

Foreign tax rate differential (1),(2)	(118)	(340)	(45)

Change in valuation allowance	(3)	30	15

Goodwill impairment	—	—	408

Deferred tax effects of branch conversions	—	4	(324)

Other, net	66	(16)	(20)

Provision for income tax expense (benefit)	$2,465	$661	$128

(1)

For the year ended December 31, 2014, foreign tax rate differential includes a one-time tax charge of $54 million related to tax reform in Chile and $45 million related to the repatriation of earnings from Japan, partially offset by a one-time tax benefit of $13 million related to the change in repatriation assumption for foreign earnings of the United Arab Emirates (“UAE”).

(2)

For the year ended December 31, 2013, foreign tax rate differential includes one-time tax benefits of $119 million related to the receipt of a Japan tax refund, $69 million related to the estimated reversal of Japan temporary differences, and $65 million related to the change in repatriation assumptions for foreign earnings of certain European operations.

228	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

19. Income Tax (continued)

Deferred income tax represents the tax effect of the differences between the book and tax bases of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following at:

	December 31,
	2014	2013
	(In millions)

Deferred income tax assets:

Policyholder liabilities and receivables	$3,022	$2,988

Net operating loss carryforwards	1,293	1,808

Employee benefits	1,068	737

Capital loss carryforwards	26	32

Tax credit carryforwards	1,733	1,653

Litigation-related and government mandated	315	232

Other	831	503

Total gross deferred income tax assets	8,288	7,953

Less: Valuation allowance	224	357

Total net deferred income tax assets	8,064	7,596

Deferred income tax liabilities:

Investments, including derivatives	4,554	2,476

Intangibles	1,877	1,997

Net unrealized investment gains	7,971	4,510

DAC	5,153	5,103

Other	330	153

Total deferred income tax liabilities	19,885	14,239

Net deferred income tax asset (liability)	$(11,821)	$(6,643)

See Note 1 for information regarding new guidance adopted by the Company related to the presentation of an unrecognized tax benefit.

Certain deferred income tax amounts at December 31, 2013 have been reclassified to conform to the current year presentation. The reclassification did not result in a change to the prior year net deferred income tax asset (liability) balance. The significant impacts include deferred income tax asset for policyholder liabilities and receivables and the deferred income tax liability for investments, including derivatives, which increased by $2.0 billion and $2.5 billion, respectively. Additionally, the deferred income tax liability for net unrealized investment gains decreased by $373 million. The reclassifications resulted from a comprehensive review in the current year of the tax effects between the book and tax bases of assets and liabilities, primarily with respect to recently restructured foreign operations. The Company believes the effects of these reclassifications are immaterial to the prior periods.

The Company also has recorded a valuation allowance benefit of $3 million related to certain state and foreign net operating loss carryforwards. In addition, a $33 million reduction was related to foreign currency movement and a $97 million reduction was recorded as a balance sheet reclassification with other deferred tax assets. The valuation allowance reflects management’s assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain foreign and state net operating loss carryforwards will not be realized. The tax benefit will be recognized when management believes that it is more likely than not that these deferred income tax assets are realizable.

MetLife, Inc.	229

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

19. Income Tax (continued)

The following table sets forth the domestic, state, and foreign net operating loss carryforwards and the domestic capital loss carryforwards for tax purposes at December 31, 2014.

	Net Operating Loss Carryforwards			Capital Loss Carryforwards
	Domestic	State	Foreign	Domestic
	(In millions)

Expiration

2015-2019	—	32	202	42

2020-2024	1	46	10	—

2025-2029	488	54	19	—

2030-2034	2,777	7	—	—

Indefinite	—	—	799	—

	$3,266	$139	$1,030	$42

The following table sets forth the general business credit, foreign tax credit, and other credit carryforwards for tax purposes at December 31, 2014.

	Tax Credit Carryforwards
	General Business Credits	Foreign Tax Credits	Other
	(In millions)

Expiration

2015-2019	—	—	—

2020-2024	—	923	—

2025-2029	4	—	—

2030-2034	863	—	—

Indefinite	—	—	176

	$867	$923	$176

In December 2012, the Tokyo District Court ruled in favor of the Japan branch of American Life in a tax case related to the deduction of unrealized foreign exchange losses on certain securities held by American Life prior to its acquisition by MetLife. During the first quarter of 2013, American Life received a refund of ¥16 billion ($176 million) related to income tax, interest and penalties. Under the indemnification provisions of the stock purchase agreement dated March 7, 2010, as amended, by and among MetLife, Inc., American International Group, Inc. (“AIG”) and AM Holdings, MetLife, Inc. has remitted the refund to AIG, net of certain amounts it can retain as a counter claim. The receipt of the refund, net of obligations to AIG with related foreign currency exchange impact and corresponding U.S. tax effects, resulted in a net charge of $16 million in the consolidated statements of operations for the year ended December 31, 2013, which was comprised of a $154 million charge included in other expenses, a $19 million gain included in other net investment gains (losses) and a $119 million benefit included in provision for income tax expense (benefit).

The Company has not provided U.S. deferred taxes on cumulative earnings of certain non-U.S. affiliates that have been reinvested indefinitely. These earnings relate to ongoing operations and have been reinvested in active non-U.S. business operations. The Company does not intend to repatriate these earnings to fund U.S. operations. Deferred taxes are provided for earnings of non-U.S. affiliates when the Company plans to remit those earnings. At December 31, 2014, the Company had not made a provision for U.S. taxes on approximately $4.2 billion of the excess of the amount for financial reporting over the tax bases of investments in foreign subsidiaries that are essentially permanent in duration. It is not practicable to estimate the amount of deferred tax liability related to investments in these foreign subsidiaries.

The Company considers the earnings of Japan, Argentina and the Middle East (excluding the UAE and Turkey) to be available for repatriation. Earnings from the remaining foreign countries are considered to be permanently reinvested. In 2014 and 2013, the Company changed its repatriation assumptions related to the UAE and certain of its European operations, respectively, and now considers these foreign earnings to be permanently reinvested.

The Company files income tax returns with the U.S. federal government and various state and local jurisdictions, as well as foreign jurisdictions. The Company is under continuous examination by the Internal Revenue Service (“IRS”) and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction and subsidiary. The Company is no

230	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

19. Income Tax (continued)

longer subject to U.S. federal, state, or local income tax examinations for years prior to 2007, except for 2000 through 2006 where the IRS disallowance relates predominantly to certain tax credits claimed and the Company continues to protest. In material foreign jurisdictions, the Company is no longer subject to income tax examination for years prior to 2009.

During June 2014, the IRS concluded its audit of the Company’s tax returns for the years 2003 through 2006 and issued a Revenue Agent’s report. The Company agreed with certain tax adjustments and filed a protest in July 2014 for other tax adjustments. Management believes it has established adequate tax liabilities and final resolution of the audit for the years 2003 through 2006 is not expected to have a material impact on the Company’s financial statements.

The Company’s liability for unrecognized tax benefits may increase or decrease in the next 12 months. A reasonable estimate of the increase or decrease cannot be made at this time. However, the Company continues to believe that the ultimate resolution of the pending issues will not result in a material change to its consolidated financial statements, although the resolution of income tax matters could impact the Company’s effective tax rate for a particular future period.

A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

	Years Ended December 31,
	2014	2013	2012
	(In millions)

Balance at January 1,	$774	$708	$679

Additions for tax positions of prior years	74	117	105

Reductions for tax positions of prior years	(88)	(37)	(82)

Additions for tax positions of current year	23	39	32

Reductions for tax positions of current year	—	(1)	(9)

Settlements with tax authorities	(4)	(52)	(15)

Lapses of statutes of limitations	—	—	(2)

Balance at December 31,	$779	$774	$708

Unrecognized tax benefits that, if recognized would impact the effective rate	$690	$661	$566

The Company classifies interest accrued related to unrecognized tax benefits in interest expense, included within other expenses, while penalties are included in income tax expense.

Interest was as follows:

	Years Ended December 31,
	2014	2013	2012
	(In millions)

Interest recognized in the consolidated statements of operations	$26	$20	$2

	December 31,
	2014	2013
	(In millions)

Interest included in other liabilities in the consolidated balance sheets	$283	$257

The Company had insignificant penalties for the years ended December 31, 2014 and 2013. The Company had no penalties for the year ended December 31, 2012.

The U.S. Treasury Department and the IRS have indicated that they intend to address through regulations the methodology to be followed in determining the dividends received deduction (“DRD”), related to variable life insurance and annuity contracts. The DRD reduces the amount of dividend income subject to tax and is a significant component of the difference between the actual tax expense and expected amount determined using the federal statutory tax rate of 35%. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the years ended December 31, 2014 and 2013, the Company recognized an income tax benefit of $234 million and $164 million, respectively, related to the separate account DRD. The 2014 benefit included a benefit of $38 million related to a true-up of the 2013 tax return. The 2013 benefit included a benefit of $6 million related to a true-up of the 2012 tax return.

MetLife, Inc.	231

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

20.	Earnings Per Common Share

The following table presents the weighted average shares used in calculating basic earnings per common share and those used in calculating diluted earnings per common share for each income category presented below:

	Years Ended December 31,
	2014	2013	2012
	(In millions, except share and per share data)

Weighted Average Shares

Weighted average common stock outstanding for basic earnings per common share	1,128,671,410	1,105,579,693	1,070,755,561

Incremental common shares from assumed:

Stock purchase contracts underlying common equity units (1)	2,928,570	1,164,018	—

Exercise or issuance of stock-based awards	10,863,468	9,458,999	6,084,078

Weighted average common stock outstanding for diluted earnings per common share	1,142,463,448	1,116,202,710	1,076,839,639

Income (Loss) from Continuing Operations

Income (loss) from continuing operations, net of income tax	$6,339	$3,391	$1,314

Less: Income (loss) from continuing operations, net of income tax, attributable to noncontrolling interests	27	25	38

Less: Preferred stock dividends	122	122	122

Income (loss) from continuing operations, net of income tax, available to MetLife, Inc.’s common shareholders	$6,190	$3,244	$1,154

Basic	$5.48	$2.94	$1.08

Diluted	$5.42	$2.91	$1.08

Income (Loss) from Discontinued Operations

Income (loss) from discontinued operations, net of income tax	$(3)	$2	$48

Less: Income (loss) from discontinued operations, net of income tax, attributable to noncontrolling interests	—	—	—

Income (loss) from discontinued operations, net of income tax, available to MetLife, Inc.’s common shareholders	$(3)	$2	$48

Basic	$—	$—	$0.04

Diluted	$—	$—	$0.04

Net Income (Loss)

Net income (loss)	$6,336	$3,393	$1,362

Less: Net income (loss) attributable to noncontrolling interests	27	25	38

Less: Preferred stock dividends	122	122	122

Net income (loss) available to MetLife, Inc.’s common shareholders	$6,187	$3,246	$1,202

Basic	$5.48	$2.94	$1.12

Diluted	$5.42	$2.91	$1.12

(1)

See Note 15 for a description of the Company’s common equity units. For the year ended December 31, 2012, all shares related to the assumed issuance of shares in settlement of the applicable purchase contracts have been excluded from the calculation of diluted earnings per common share as these assumed shares are anti-dilutive.

232	MetLife, Inc.

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

21.	Contingencies, Commitments and Guarantees

Contingencies
Litigation

The Company is a defendant in a large number of litigation matters. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrates to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value.

Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be difficult to ascertain. Uncertainties can include how fact finders will evaluate documentary evidence and the credibility and effectiveness of witness testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

The Company establishes liabilities for litigation and regulatory loss contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Liabilities have been established for a number of the matters noted below. It is possible that some of the matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated at December 31, 2014. While the potential future charges could be material in the particular quarterly or annual periods in which they are recorded, based on information currently known to management, management does not believe any such charges are likely to have a material effect on the Company’s financial position.

Matters as to Which an Estimate Can Be Made

For some of the matters disclosed below, the Company is able to estimate a reasonably possible range of loss. For such matters where a loss is believed to be reasonably possible, but not probable, no accrual has been made. As of December 31, 2014, the Company estimates the aggregate range of reasonably possible losses in excess of amounts accrued for these matters to be $0 to $390 million.

Matters as to Which an Estimate Cannot Be Made

For other matters disclosed below, the Company is not currently able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts, and the progress of settlement negotiations. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation contingencies and updates its accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews.

Asbestos-Related Claims

MLIC is and has been a defendant in a large number of asbestos-related suits filed primarily in state courts. These suits principally allege that the plaintiff or plaintiffs suffered personal injury resulting from exposure to asbestos and seek both actual and punitive damages. MLIC has never engaged in the business of manufacturing, producing, distributing or selling asbestos or asbestos-containing products nor has MLIC issued liability or workers’ compensation insurance to companies in the business of manufacturing, producing, distributing or selling asbestos or asbestos-containing products. The lawsuits principally have focused on allegations with respect to certain research, publication and other activities of one or more of MLIC’s employees during the period from the 1920’s through approximately the 1950’s and allege that MLIC learned or should have learned of certain health risks posed by asbestos and, among other things, improperly publicized or failed to disclose those health risks. MLIC believes that it should not have legal liability in these cases. The outcome of most asbestos litigation matters, however, is uncertain and can be impacted by numerous variables, including differences in legal rulings in various jurisdictions, the nature of the alleged injury and factors unrelated to the ultimate legal merit of the claims asserted against MLIC. MLIC employs a number of resolution strategies to manage its asbestos loss exposure, including seeking resolution of pending litigation by judicial rulings and settling individual or groups of claims or lawsuits under appropriate circumstances.

Claims asserted against MLIC have included negligence, intentional tort and conspiracy concerning the health risks associated with asbestos. MLIC’s defenses (beyond denial of certain factual allegations) include that: (i) MLIC owed no duty to the plaintiffs — it had no special relationship with the plaintiffs and did not manufacture, produce, distribute or sell the asbestos products that allegedly injured plaintiffs; (ii) plaintiffs did not rely on any actions of MLIC; (iii) MLIC’s conduct was not the cause of the plaintiffs’ injuries; (iv) plaintiffs’ exposure occurred after the dangers of asbestos were known; and (v) the applicable time with respect to filing suit has expired. During the course of the litigation, certain trial courts have granted motions dismissing claims against MLIC, while other trial courts have denied MLIC’s motions. There can be no assurance that MLIC will receive favorable decisions on motions in the future. While most cases brought to date have settled, MLIC intends to continue to defend aggressively against claims based on asbestos exposure, including defending claims at trials.

MetLife, Inc.	233

MetLife, Inc.

Notes to the Consolidated Financial Statements — (Continued)

21.	Contingencies, Commitments and Guarantees (continued)

The approximate total number of asbestos personal injury claims pending against MLIC as of the dates indicated, the approximate number of new claims during the years ended on those dates and the approximate total settlement payments made to resolve asbestos personal injury claims at or during those years are set forth in the following table:

	December 31,
	2014	2013	2012
	(In millions, except number of claims)

Asbestos personal injury claims at year end	68,460	67,983	65,812

Number of new claims during the year	4,636	5,898	5,303

Settlement payments during the year (1)	$46.0	$37.0	$36.4

(1)

Settlement payments represent payments made by MLIC during the year in connection with settlements made in that year and in prior years. Amounts do not include MLIC’s attorneys’ fees and expenses and do not reflect amounts received from insurance carriers.

The number of asbestos cases that may be brought, the aggregate amount of any liability that MLIC may incur, and the total amount paid in settlements in any given year are uncertain and may vary significantly from year to year.

The ability of MLIC to estimate its ultimate asbestos exposure is subject to considerable uncertainty, and the conditions impacting its liability can be dynamic and subject to change. The availability of reliable data is limited and it is difficult to predict the numerous variables that can affect liability estimates, including the number of future claims, the cost to resolve claims, the disease mix and severity of disease in pending and future claims, the impact of the number of new claims filed in a particular jurisdiction and variations in the law in the jurisdictions in which claims are filed, the possible impact of tort reform efforts, the willingness of courts to allow plaintiffs to pursue claims against MLIC when exposure to asbestos took place after the dangers of asbestos exposure were well known, and the impact of any possible future adverse verdicts and their amounts.

The ability to make estimates regarding ultimate asbestos exposure declines significantly as the estimates relate to years further in the future. In the Company’s judgment, there is a future point after which losses cease to be probable and reasonably estimable. It is reasonably possible that the Company’s total exposure to asbestos claims may be materially greater than the asbestos liability currently accrued and that future charges to income may be necessary. While the potential future charges could be material in the particular quarterly or annual periods in which they are recorded, based on information currently known by management, management does not believe any such charges are likely to have a material effect on the Company’s financial position.

The Company believes adequate provision has been made in its consolidated financial statements for all probable and reasonably estimable losses for asbestos-related claims. MLIC’s recorded asbestos liability is based on its estimation of the following elements, as informed by the facts presently known to it, its understanding of current law and its past experiences: (i) the probable and reasonably estimable liability for asbestos claims already asserted against MLIC, including claims settled but not yet paid; (ii) the probable and reasonably estimable liability for asbestos claims not yet asserted against MLIC, but which MLIC believes are reasonably probable of assertion; and (iii) the legal defense costs associated with the foregoing claims. Significant assumptions underlying MLIC’s analysis of the adequacy of its recorded liability with respect to asbestos litigation include: (i) the number of future claims; (ii) the cost to resolve claims; and (iii) the cost to defend claims.

MLIC reevaluates on a quarterly and annual basis its exposure from asbestos litigation, including studying its claims experience, reviewing external literature regarding asbestos claims experience in the United States, assessing relevant trends impacting asbestos liability and considering numerous variables that can affect its asbestos liability exposure on an overall or per claim basis. These variables include bankruptcies of other companies involved in asbestos litigation, legislative and judicial developments, the number of pending claims involving serious disease, the number of new claims filed against it and other defendants and the jurisdictions in which claims are pending. Based upon its reevaluation of its exposure from asbestos litigation, MLIC has updated its liability analysis for asbestos-related claims through December 31, 2014. The frequency and severity of claims relating to asbestos have increased, and MLIC has reflected this in its provisions. Accordingly, MLIC increased its recorded liability for asbestos-related claims to $690 million at December 31, 2014.

Regulatory Matters

The Company receives and responds to subpoenas or other inquiries from state regulators, including state insurance commissioners; state attorneys general or other state governmental authorities; federal regulators, including the U.S. Securities and Exchange Commission (“SEC”); federal governmental authorities, including congressional committees; and the Financial Industry Regulatory Authority (“FINRA”), as well as from local and national regulators and government authorities in countries outside the United States where MetLife conducts business, seeking a broad range of information. The issues involved in information requests and regulatory matters vary widely. The Company cooperates in these inquiries.

Mortgage Regulatory and Law Enforcement Authorities’ Inquiries

MetLife, through its affiliate, MetLife Bank, was engaged in the origination, sale and servicing of forward and reverse residential mortgage loans since 2008. In 2012, MetLife Bank exited the business of originating residential mortgage loans. In 2012 and 2013, MetLife Bank sold its residential mortgage servicing portfolios, and in 2013 wound down its mortgage servicing business. In August 2013, MetLife Bank merged with and into MLHL, its former subsidiary, with MLHL as the surviving non-bank entity.

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21.	Contingencies, Commitments and Guarantees (continued)

In May 2013, MetLife Bank received a subpoena from the U.S. Department of Justice requiring production of documents relating to MetLife Bank’s payment of certain foreclosure-related expenses to law firms and business entities affiliated with law firms and relating to MetLife Bank’s supervision of such payments, including expenses submitted to the Federal National Mortgage Association, the Federal Home Loan Mortgage Corp. and the U.S. Department of Housing and Urban Development (“HUD”) for reimbursement. It is possible that various state or federal regulatory and law enforcement authorities may seek monetary penalties from MLHL relating to foreclosure practices.

In April and May 2012, MetLife Bank received two subpoenas issued by the Office of Inspector General for HUD regarding Federal Housing Administration (“FHA”) insured loans. In June and September 2012, MetLife Bank received two Civil Investigative Demands that the U.S. Department of Justice issued as part of a False Claims Act investigation of allegations that MetLife Bank had improperly originated and/or underwritten loans insured by the FHA. Under a February 25, 2015 agreement resolving this investigation, MLHL agreed to pay $123.5 million and the U.S. Department of Justice released MLHL from False Claims Act liability for FHA claims filed through August 25, 2014. The Company previously accrued the full amount of the settlement payment in its consolidated financial statements.

The inquiries and investigations referred to above, could adversely affect MetLife’s reputation or result in significant fines, penalties, equitable remedies or other enforcement actions, and result in significant legal costs in responding to governmental investigations or other litigation. Exiting the MetLife Bank businesses may not protect MetLife from inquiries and investigations relating to residential mortgage servicing and foreclosure activities, or any fines, penalties, equitable remedies or enforcement actions that may result, the costs of responding to any such governmental investigations, or other litigation. Management believes that the Company’s consolidated financial statements as a whole will not be materially affected by these regulatory matters.

In the Matter of Chemform, Inc. Site, Pompano Beach, Broward County, Florida

In July 2010, the Environmental Protection Agency (“EPA”) advised MLIC that it believed payments were due under two settlement agreements, known as “Administrative Orders on Consent,” that New England Mutual Life Insurance Company (“New England Mutual”) signed in 1989 and 1992 with respect to the cleanup of a Superfund site in Florida (the “Chemform Site”). The EPA originally contacted MLIC (as successor to New England Mutual) and a third party in 2001, and advised that they owed additional clean-up costs for the Chemform Site. The matter was not resolved at that time. The EPA is requesting payment of an amount under $1 million from MLIC and such third party for past costs and an additional amount for future environmental testing costs at the Chemform Site. In September 2012, the EPA, MLIC and the third party executed an Administrative Order on Consent under which MLIC and the third party have agreed to be responsible for certain environmental testing at the Chemform site. The Company estimates that its costs for the environmental testing will not exceed $100,000. The September 2012 Administrative Order on Consent does not resolve the EPA’s claim for past clean-up costs. The EPA may seek additional costs if the environmental testing identifies issues. The Company estimates that the aggregate cost to resolve this matter will not exceed $1 million.

New York Licensing Inquiry

The Company entered into a consent order with the Department of Financial Services to resolve its inquiry into whether American Life and DelAm conducted business in New York without a license and whether representatives acting on behalf of those companies solicited, sold or negotiated insurance products in New York without a license. The Company entered into a deferred prosecution agreement with the District Attorney, New York County, regarding the same conduct. Pursuant to these agreements, in the first quarter of 2014, the Company paid $50 million to the Department of Financial Services and $10 million to the District Attorney, New York County. The Department of Financial Services consent order allows certain activities in New York related to American Life and other entities to continue through June 30, 2015. The Company is seeking legislation to allow for such activities to continue beyond that date. The Company is continuing to cooperate with the New York State Office of the Attorney General Taxpayer Protection Bureau as to its inquiry concerning American Life’s and DelAm’s New York State tax filings.

Sales Practices Regulatory Matters

Regulatory authorities in a small number of states and FINRA, and occasionally the SEC, have had investigations or inquiries relating to sales of individual life insurance policies or annuities or other products by MLIC, MetLife USA, New England Life Insurance Company (“NELICO”) and General American Life Insurance Company (“GALIC”), and broker-dealer, MetLife Securities, Inc. These investigations often focus on the conduct of particular financial services representatives and the sale of unregistered or unsuitable products or the misuse of client assets. Over the past several years, these and a number of investigations by other regulatory authorities were resolved for monetary payments and certain other relief, including restitution payments. The Company may continue to resolve investigations in a similar manner. The Company believes adequate provision has been made in its consolidated financial statements for all probable and reasonably estimable losses for these sales practices-related investigations or inquiries.

Unclaimed Property Litigation

On September 20, 2012, the West Virginia Treasurer filed an action against MLIC in West Virginia state court (West Virginia ex rel. John D. Perdue v. Metropolitan Life Insurance Company, Circuit Court of Putnam County, Civil Action No. 12-C-295) alleging that the Company violated the West Virginia Uniform Unclaimed Property Act, seeking to compel compliance with the Act, and seeking payment of unclaimed property, interest, and penalties. On November 14, 2012, November 21, 2012, December 28, 2012, and January 9, 2013, the Treasurer filed substantially identical suits against MLI-USA, NELICO, MICC and GALIC, respectively. On December 30, 2013, the court granted defendants’ motions to dismiss all of the West Virginia Treasurer’s actions. The Treasurer has appealed the dismissal order.

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21.	Contingencies, Commitments and Guarantees (continued)

City of Westland Police and Fire Retirement System v. MetLife, Inc., et. al. (S.D.N.Y., filed January 12, 2012)

Seeking to represent a class of persons who purchased MetLife, Inc. common shares between February 2, 2010, and October 6, 2011, the plaintiff filed a second amended complaint alleging that MetLife, Inc. and several current and former executive officers of MetLife, Inc. violated the Securities Act of 1933 (“Securities Act”), as well as the Exchange Act and Rule 10b-5 promulgated thereunder by issuing, or causing MetLife, Inc. to issue, materially false and misleading statements concerning MetLife, Inc.’s potential liability for millions of dollars in insurance benefits that should have been paid to beneficiaries or escheated to the states. Plaintiff seeks unspecified compensatory damages and other relief. The defendants intend to defend this action vigorously.

City of Birmingham Retirement and Relief System v. MetLife, Inc., et al. (N.D. Alabama, filed in state court on July 5, 2012 and removed to federal court on August 3, 2012)

Seeking to represent a class of persons who purchased MetLife, Inc. common equity units in or traceable to a public offering in March 2011, the plaintiff filed an action alleging that MetLife, Inc., certain current and former directors and executive officers of MetLife, Inc., and various underwriters violated several provisions of the Securities Act related to the filing of the registration statement by issuing, or causing MetLife, Inc. to issue, materially false and misleading statements and/or omissions concerning MetLife, Inc.’s potential liability for millions of dollars in insurance benefits that should have been paid to beneficiaries or escheated to the states. Plaintiff seeks unspecified compensatory damages and other relief. Defendants removed this action to federal court, and plaintiff has moved to remand the action to state court. The magistrate judge recommended granting the motion to remand to state court and the defendants have objected to that recommendation. The defendants intend to defend this action vigorously.

Derivative Actions and Demands

Seeking to sue derivatively on behalf of MetLife, Inc., two shareholders commenced separate actions in federal court against members of the MetLife, Inc. Board of Directors, alleging that they breached their fiduciary and other duties to the Company. Plaintiffs allege that the defendants failed to ensure that the Company complied with state unclaimed property laws and to ensure that the Company accurately reported its earnings. Plaintiffs allege that because of the defendants’ breaches of duty, MetLife, Inc. has incurred damage to its reputation and has suffered other unspecified damages. The two actions (Mallon v. Kandarian, et al. (S.D.N.Y., filed March 28, 2012) and Martino v. Kandarian, et al. (S.D.N.Y., filed April 19, 2012)) have been consolidated and stayed pending further order of the court. The defendants intend to continue to defend these actions vigorously.

Total Control Accounts Litigation

MLIC is a defendant in lawsuits related to its use of retained asset accounts, known as Total Control Accounts (“TCA”), as a settlement option for death benefits.

Keife, et al. v. Metropolitan Life Insurance Company (D. Nev., filed in state court on July 30, 2010 and removed to federal court on September 7, 2010); and Simon v. Metropolitan Life Insurance Company (D. Nev., filed November 3, 2011)

These putative class action lawsuits, which have been consolidated, raise breach of contract claims arising from MLIC’s use of the TCA to pay life insurance benefits under the Federal Employees’ Group Life Insurance program. On March 8, 2013, the court granted MLIC’s motion for summary judgment. Plaintiffs have appealed that decision to the United States Court of Appeals for the Ninth Circuit.

Owens v. Metropolitan Life Insurance Company (N.D. Ga., filed April 17, 2014)

This putative class action lawsuit alleges that MLIC’s use of the TCA as the settlement option for life insurance benefits under some group life insurance policies violates MLIC’s fiduciary duties under ERISA. As damages, plaintiff seeks disgorgement of profits that MLIC realized on accounts owned by members of the putative class. MLIC moved to dismiss the complaint and intends to defend this action vigorously.

Other Litigation

McGuire v. Metropolitan Life Insurance Company (E.D. Mich., filed February 22, 2012)

This lawsuit was filed by the fiduciary for the Union Carbide Employees’ Pension Plan and alleges that MLIC, which issued annuity contracts to fund some of the benefits the Plan provides, engaged in transactions that ERISA prohibits and violated duties under ERISA and federal common law by determining that no dividends were payable with respect to the contracts from and after 1999. On August 8, 2014, the court denied the parties’ motion for summary judgment. The court has not yet set a new trial date.

Sun Life Assurance Company of Canada Indemnity Claim

In 2006, Sun Life Assurance Company of Canada (“Sun Life”), as successor to the purchaser of MLIC’s Canadian operations, filed a lawsuit in Toronto, seeking a declaration that MLIC remains liable for “market conduct claims” related to certain individual life insurance policies sold by MLIC and that were transferred to Sun Life. Sun Life had asked that the court require MLIC to indemnify Sun Life for these claims pursuant to indemnity provisions in the sale agreement for the sale of MLIC’s Canadian operations entered into in June of 1998. In January 2010, the court found that Sun Life had given timely notice of its claim for indemnification but, because it found that Sun Life had

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Notes to the Consolidated Financial Statements — (Continued)

21.	Contingencies, Commitments and Guarantees (continued)

not yet incurred an indemnifiable loss, granted MLIC’s motion for summary judgment. Both parties appealed but subsequently agreed to withdraw the appeal and consider the indemnity claim through arbitration. In September 2010, Sun Life notified MLIC that a purported class action lawsuit was filed against Sun Life in Toronto, Fehr v. Sun Life Assurance Co. (Super. Ct., Ontario, September 2010), alleging sales practices claims regarding the same individual policies sold by MLIC and transferred to Sun Life. An amended class action complaint in that case was served on Sun Life in May 2013, again without naming MLIC as a party. On August 30, 2011, Sun Life notified MLIC that a purported class action lawsuit was filed against Sun Life in Vancouver, Alamwala v. Sun Life Assurance Co. (Sup. Ct., British Columbia, August 2011), alleging sales practices claims regarding certain of the same policies sold by MLIC and transferred to Sun Life. Sun Life contends that MLIC is obligated to indemnify Sun Life for some or all of the claims in these lawsuits. These sales practices cases against Sun Life are ongoing and the Company is unable to estimate the reasonably possible loss or range of loss arising from this litigation.

C-Mart, Inc. v. Metropolitan Life Ins. Co., et al. (S.D. Fla., January 10, 2013); Cadenasso v. Metropolitan Life Insurance Co., et al. (N.D. Cal., November 26, 2013, subsequently transferred to S.D. Fla. 2013); and Fauley v. Metropolitan Life Insurance Co., et al. (Circuit Court of the 19th Judicial Circuit, Lake County, Ill., July 3, 2014).

Plaintiffs filed these lawsuits against defendants, including MLIC and a former MetLife financial services representative, alleging that the defendants sent unsolicited fax advertisements to plaintiff and others in violation of the Telephone Consumer Protection Act, as amended by the Junk Fax Prevention Act, 47 U.S.C. § 227. The C-Mart and Cadenasso cases were voluntarily dismissed. In the Fauley case, the court in Illinois preliminarily approved a settlement under which MLIC has agreed to pay up to $23 million to resolve claims as to fax ads sent between August 23, 2008 and the date of the preliminary approval in August 2014. The Fauley court also certified a nationwide settlement class and will hold a final approval hearing.

Robainas v. Metropolitan Life Ins. Co. and MetLife, Inc. (S.D.N.Y., December 16, 2014); International Association of Machinists and Aerospace Workers District Lodge 15 v. Metropolitan Life Insurance Co. (E.D.N.Y., February 2, 2015).

Plaintiffs filed these putative class action lawsuits on behalf of themselves and all persons and entities who, directly or indirectly, purchased, renewed or paid premiums on life insurance policies issued by MLIC from 2009 through 2014 (the “Policies”). The complaints allege that MLIC inadequately disclosed in its statutory annual statements that certain reinsurance transactions with affiliated reinsurance companies were collateralized using “contractual parental guarantees,” and thereby allegedly misrepresented its financial condition and the adequacy of its reserves. The lawsuits seek recovery under Section 4226 of the New York Insurance Law of a statutory penalty in the amount of the premiums paid for the Policies. MetLife intends to defend these actions vigorously.

MetLife, Inc. v. Financial Stability Oversight Council (D. D.C., January 13, 2015).

MetLife, Inc. filed this action in federal court seeking to overturn the FSOC’s designation of MetLife, Inc. as a non-bank SIFI. The suit is brought under the section of the Dodd-Frank Wall Street Reform and Consumer Protection Act providing that a company designated as a non-bank SIFI may petition the federal courts for review, and seeks an order requiring that the final determination be rescinded.

Sales Practices Claims

Over the past several years, the Company has faced numerous claims, including class action lawsuits, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. Some of the current cases seek substantial damages, including punitive and treble damages and attorneys’ fees. The Company continues to defend vigorously against the claims in these matters. The Company believes adequate provision has been made in its consolidated financial statements for all probable and reasonably estimable losses for sales practices matters.

Summary

Putative or certified class action litigation and other litigation and claims and assessments against the Company, in addition to those discussed previously and those otherwise provided for in the Company’s consolidated financial statements, have arisen in the course of the Company’s business, including, but not limited to, in connection with its activities as an insurer, mortgage lending bank, employer, investor, investment advisor and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company’s compliance with applicable insurance and other laws and regulations.

It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings. In some of the matters referred to previously, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material effect upon the Company’s financial position, based on information currently known by the Company’s management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material effect on the Company’s consolidated net income or cash flows in particular quarterly or annual periods.

Insolvency Assessments

Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired,

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21.	Contingencies, Commitments and Guarantees (continued)

insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. In addition, Japan has established the Life Insurance Policyholders Protection Corporation of Japan as a contingency to protect policyholders against the insolvency of life insurance companies in Japan through assessments to companies licensed to provide life insurance.

Assets and liabilities held for insolvency assessments were as follows:

	December 31,
	2014	2013
	(In millions)

Other Assets:

Premium tax offset for future undiscounted assessments	$50	$60

Premium tax offsets currently available for paid assessments	84	69

Receivable for reimbursement of paid assessments (1)	—	5

	$134	$134

Other Liabilities:

Insolvency assessments	$73	$93

(1)	The Company holds a receivable from the seller of a prior acquisition in accordance with the purchase agreement.

Commitments

Leases

The Company, as lessee, has entered into various lease and sublease agreements for office space, information technology, aircrafts, automobiles, and other equipment. Future minimum gross rental payments relating to these lease arrangements are as follows:

Amount
(In millions)

2015	$308

2016	247

2017	190

2018	165

2019	130

Thereafter	731

Total	$1,771

Total minimum rentals to be received in the future under non-cancelable subleases are $112 million as of December 31, 2014. Operating lease expense was $347 million, $372 million and $380 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Mortgage Loan Commitments

The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $4.0 billion and $3.4 billion at December 31, 2014 and 2013, respectively.

Commitments to Fund Partnership Investments, Bank Credit Facilities, Bridge Loans and Private Corporate Bond Investments

The Company commits to fund partnership investments and to lend funds under bank credit facilities, bridge loans and private corporate bond investments. The amounts of these unfunded commitments were $5.3 billion at both December 31, 2014 and 2013.

Guarantees

In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties such that it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company

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21.	Contingencies, Commitments and Guarantees (continued)

has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third-party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation ranging from less than $1 million to $800 million, with a cumulative maximum of $1.5 billion, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees, or commitments.

In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company’s interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

The Company has also minimum fund yield requirements on certain international pension funds in accordance with local laws. Since these guarantees are not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future.

The Company’s recorded liabilities were $4 million and $5 million at December 31, 2014 and 2013, respectively, for indemnities, guarantees and commitments.

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Notes to the Consolidated Financial Statements — (Continued)

22.	Quarterly Results of Operations (Unaudited)

The unaudited quarterly results of operations for 2014 and 2013 are summarized in the table below:

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	(In millions, except per share data)

2014

Total revenues	$17,085	$18,266	$18,846	$19,119

Total expenses	$15,259	$16,316	$15,894	$17,043

Income (loss) from continuing operations, net of income tax	$1,342	$1,376	$2,094	$1,527

Income (loss) from discontinued operations, net of income tax	$(3)	$—	$—	$—

Net income (loss)	$1,339	$1,376	$2,094	$1,527

Less: Net income (loss) attributable to noncontrolling interests	$11	$10	$—	$6

Net income (loss) attributable to MetLife, Inc.	$1,328	$1,366	$2,094	$1,521

Less: Preferred stock dividends	$30	$31	$30	$31

Net income (loss) available to MetLife, Inc.’s common shareholders	$1,298	$1,335	$2,064	$1,490

Basic earnings per common share

Income (loss) from continuing operations, net of income tax, available to MetLife, Inc.’s common shareholders	$1.15	$1.18	$1.83	$1.31

Income (loss) from discontinued operations, net of income tax, attributable to MetLife, Inc.	$—	$—	$—	$—

Net income (loss) attributable to MetLife, Inc.	$1.18	$1.21	$1.86	$1.34

Net income (loss) available to MetLife, Inc.’s common shareholders	$1.15	$1.18	$1.83	$1.31

Diluted earnings per common share

Income (loss) from continuing operations, net of income tax, available to MetLife, Inc.’s common shareholders	$1.14	$1.17	$1.81	$1.30

Income (loss) from discontinued operations, net of income tax, attributable to MetLife, Inc.	$—	$—	$—	$—

Net income (loss) attributable to MetLife, Inc.	$1.16	$1.20	$1.84	$1.33

Net income (loss) available to MetLife, Inc.’s common shareholders	$1.14	$1.17	$1.81	$1.30

2013

Total revenues	$17,683	$15,721	$16,337	$18,458

Total expenses	$16,436	$15,160	$15,361	$17,190

Income (loss) from continuing operations, net of income tax	$995	$508	$973	$915

Income (loss) from discontinued operations, net of income tax	$(3)	$2	$2	$1

Net income (loss)	$992	$510	$975	$916

Less: Net income (loss) attributable to noncontrolling interests	$6	$8	$3	$8

Net income (loss) attributable to MetLife, Inc.	$986	$502	$972	$908

Less: Preferred stock dividends	$30	$31	$30	$31

Net income (loss) available to MetLife, Inc.’s common shareholders	$956	$471	$942	$877

Basic earnings per common share

Income (loss) from continuing operations, net of income tax, available to MetLife, Inc.’s common shareholders	$0.87	$0.43	$0.85	$0.78

Income (loss) from discontinued operations, net of income tax, attributable to MetLife, Inc.	$—	$—	$—	$—

Net income (loss) attributable to MetLife, Inc.	$0.90	$0.46	$0.88	$0.81

Net income (loss) available to MetLife, Inc.’s common shareholders	$0.87	$0.43	$0.85	$0.78

Diluted earnings per common share

Income (loss) from continuing operations, net of income tax, available to MetLife, Inc.’s common shareholders	$0.87	$0.43	$0.84	$0.77

Income (loss) from discontinued operations, net of income tax, attributable to MetLife, Inc.	$—	$—	$—	$—

Net income (loss) attributable to MetLife, Inc.	$0.89	$0.45	$0.87	$0.80

Net income (loss) available to MetLife, Inc.’s common shareholders	$0.87	$0.43	$0.84	$0.77

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Notes to the Consolidated Financial Statements — (Continued)

23.	Subsequent Events

Common Stock Repurchases

In 2015, through February 23, 2015, MetLife, Inc. repurchased 15,081,322 shares of its common stock in the open market for $739 million.

Dividends

Preferred Stock

On February 18, 2015, MetLife, Inc. announced dividends of $0.250 per share, for a total of $6 million, on its Series A preferred shares, and $0.406 per share, for a total of $24 million, on its Series B preferred shares, subject to the final confirmation that it has met the financial tests specified in the Series A and Series B preferred shares, which the Company anticipates will be made on or about March 5, 2015. Both dividends will be payable March 16, 2015 to shareholders of record as of February 28, 2015.

Common Stock

On January 6, 2015, MetLife, Inc.’s Board of Directors declared a first quarter 2015 common stock dividend of $0.35 per share payable on March 13, 2015 to shareholders of record as of February 6, 2015. The Company estimates the aggregate dividend payment to be $394 million.

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BOARD OF DIRECTORS	EXECUTIVE OFFICERS

CHERYL W. GRISÉ

(Lead Director)

Former Executive Vice

President, Northeast Utilities

Chair, Governance and

Corporate Responsibility

Committee

Member, Audit Committee,

Compensation Committee

and Executive Committee

CARLOS M. GUTIERREZ

Co-Chair, The Albright Stonebridge Group

Member, Governance and

Corporate Responsibility

Committee and Investment

Committee

R. GLENN HUBBARD, PH.D.

Dean and Russell L. Carson

Professor of Economics and

Finance, Graduate School of

Business, Columbia University

Chair, Investment Committee

Member, Executive Committee and

Finance and Risk Committee

STEVEN A. KANDARIAN

Chairman of the Board,

President and Chief

Executive Officer,

MetLife, Inc.

Chair, Executive Committee

GEN. JOHN M. KEANE (RET.)

Former General, United States Army

President GSI, LLC

Member, Audit Committee

and Governance and Corporate Responsibility Committee

ALFRED F. KELLY, JR.

Former President, American Express Company

Chair, Finance and Risk Committee

Member, Audit Committee,

Compensation Committee and

Executive Committee

EDWARD J. KELLY, III

Former Chairman, Institutional Clients Group, Citigroup Inc.

Member Audit Committee and

Finance and Risk Committee

WILLIAM E. KENNARD

Former U.S. Ambassador to

the European Union

Member, Finance and Risk

Committee and Investment

Committee

JAMES M. KILTS

Founding Partner,

Centerview Capital

Chair, Compensation Committee

Member, Executive Committee

and Investment Committee

CATHERINE R. KINNEY

Former President and Co-Chief

Operating Officer, New York Stock
Exchange, Inc.

Member, Audit Committee

and Finance and Risk Committee

DENISE M. MORRISON

President and Chief Executive Officer,
Campbell Soup Company

Member, Compensation Committee

and Governance and Corporate
Responsibility Committee

KENTON J. SICCHITANO

Former Global Managing Director,

PricewaterhouseCoopers LLP

Chair, Audit Committee

Member, Compensation Committee,
Executive Committee and Finance

and Risk Committee

LULU C. WANG

Founder and Chief Executive Officer,

Tupelo Capital Management, LLC

Member, Governance and Corporate
Responsibility Committee and
Investment Committee

STEVEN A. KANDARIAN

Chairman of the Board,

President and Chief Executive Officer

RICARDO A. ANZALDUA

Executive Vice President

and General Counsel

STEVEN J. GOULART

Executive Vice President

and Chief Investment Officer

JOHN C.R. HELE

Executive Vice President

and Chief Financial Officer

FRANS HIJKOOP

Executive Vice President and

Chief Human Resources Officer

MICHEL KHALAF

President, Europe,

the Middle East and Africa

ESTHER LEE

Executive Vice President and

Global Chief Marketing Officer

MARTIN J. LIPPERT

Executive Vice President and

Head of Global Technology and

Operations

MARIA R. MORRIS

Executive Vice President and

Head of Global Employee Benefits

CHRISTOPHER G. TOWNSEND

President, Asia

WILLIAM J. WHEELER

President, Americas

242	MetLife, Inc.

CONTACT INFORMATION
Corporate Headquarters	Trustee, MetLife Policyholder Trust
MetLife, Inc. 200 Park Avenue New York, NY 10166-0188 212-578-9500 www.metlife.com	Wilmington Trust Company Rodney Square North 1100 North Market Street Wilmington, DE 19890 302-651-1000 www.wilmingtontrust.com
Transfer Agent/Shareholder Records
For information or assistance regarding shareholder accounts or dividend checks, please contact MetLife, Inc.’s transfer agent:	Additional Resources

Computershare P.O. Box 30170 College Station, TX 77842-3170 1-800-649-3593 TDD for hearing impaired: 1-201-680-6611 Internet: www.computershare.com/investor	Investor Information: http://investor.metlife.com Governance Information: www.metlife.com/corporategovernance MetLife News: www.metlife.com/about/press-room

CORPORATE INFORMATION

Corporate Profile

MetLife, through its subsidiaries and affiliates, is one of the largest life insurance companies in the world. Founded in 1868, MetLife is a global provider of life insurance, annuities, employee benefits and asset management. Serving approximately 100 million customers, MetLife has operations in nearly 50 countries and holds leading market positions in the United States, Japan, Latin America, Asia, Europe and the Middle East. For more information, visit www.metlife.com.

Form 10-K and Other Information

MetLife, Inc. will provide to shareholders without charge, upon written request, a copy of MetLife, Inc.’s Annual Report on Form 10-K (including financial statements and financial statement schedules, but without exhibits), for the fiscal year ended December 31, 2014. MetLife, Inc. will furnish to requesting shareholders any exhibit to the Form 10-K upon the payment of reasonable expenses incurred by MetLife, Inc. in furnishing such exhibit. Requests should be directed to MetLife Investor Relations, MetLife, Inc., 1095 Avenue of the Americas, New York, New York 10036 or via the Internet by going to http://investor.metlife.com and selecting “Information Requests.” The Annual Report on Form 10-K may also be accessed at http://investor.metlife.com by selecting “Financial Information,” “SEC Filings,” “MetLife, Inc. — View SEC Filings” as well as at the website of the U.S. Securities and Exchange Commission at www.sec.gov.

Dividend Information and Common Stock Performance

MetLife Inc.’s common stock is traded on the New York Stock Exchange (“NYSE”) under the trading symbol “MET.” MetLife, Inc. declared a quarterly dividend of $0.185 on January 4, 2013, a quarterly dividend of $0.275 on April 23, June 25 and October 22, 2013 and January 6, 2014, and a quarterly dividend of $0.35 on April 22, July 7 and October 28, 2014 and January 6, 2015. Future common stock dividend decisions will be determined by MetLife, Inc.’s Board of Directors after taking into consideration factors such as MetLife, Inc.’s financial condition, results of operations, cash requirements, future prospects, regulatory restrictions on the payment of dividends by MetLife, Inc.’s insurance subsidiaries and other factors deemed relevant by the Board of Directors. The payment of dividends and other distributions to MetLife, Inc. by its insurance subsidiaries is regulated by insurance laws and regulations and may be subject to certain other restrictions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — MetLife, Inc. — Liquidity and Capital Sources — Dividends from Subsidiaries” and Note 16 of the Notes to the Consolidated Financial Statements.

The following table presents the high and low closing prices for the common stock of MetLife, Inc. on the NYSE for the periods indicated.

	Common Stock Price
2014	High	Low

First quarter	$54.55	$47.06

Second quarter	$56.55	$49.19

Third quarter	$57.22	$51.08

Fourth quarter	$56.36	$47.71

	Common Stock Price
2013	High	Low

First quarter	$40.20	$34.64

Second quarter	$46.10	$35.53

Third quarter	$51.47	$45.85

Fourth quarter	$54.02	$46.38

As of February 23, 2015, there were 83,607 stockholders of record of common stock of MetLife, Inc.

MetLife, Inc.	243

Source: S&P Capital IQ

244	MetLife, Inc.